As submitted confidentially with the Securities and Exchange Commission on May 13, 2020
This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dun & Bradstreet Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7320 (Primary Standard Industrial Classification Code Number)	83-2008699 (I.R.S. Employer Identification Number)

103 John F. Kennedy Parkway
Short Hills, New Jersey 07078
(973) 921-5500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Joe A. Reinhardt III
Chief Legal Officer
103 John F. Kennedy Parkway
Short Hills, New Jersey 07078
(973) 921-5500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Alexander D. Lynch, Esq. Barbra J. Broudy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1894

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters. See "Underwriting."

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                        , 2020

PRELIMINARY PROSPECTUS

            Shares

Dun & Bradstreet Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Dun & Bradstreet Holdings, Inc. All of the            shares of common stock are being sold by us.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to have our common stock listed on the New York Stock Exchange ("NYSE") or NASDAQ Global Market ("NASDAQ") under the symbol "DNB."

        Following this offering, we will be a "controlled company" within the meaning of the corporate governance rules of the NYSE or NASDAQ. See "Management—Director Independence and Controlled Company Exemption."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 22 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

(1)
See "Underwriting" for additional information regarding total underwriting discounts and commission and estimated offering expenses.

        To the extent that the underwriters sell more than            shares of common stock, the underwriters have an option to purchase up to an additional            shares of common stock from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

        The underwriters expect to deliver the shares to investors against payment in New York, New York on or about                                    , 2020.

Goldman Sachs & Co. LLC	BofA Securities

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Trademarks and Trade Names

        We and our subsidiaries own or have the rights to various trademarks, trade names, service marks and copyrights, including the following: Ampersand Design, Dun & Bradstreet, D&B, DUNS, D-U-N-S Number, D&B Worldwide Network, Lattice Engines, Lattice, WorldBase and WWN. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to herein are listed without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks,

i

trade names, service marks or copyrights appearing in this prospectus are the property of their respective owners.

Market and Industry Information

        Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management's knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management's review of independent industry surveys and publications, other publicly available information prepared by a number of sources, including IDC Research, Inc. ("IDC"). All of the market data and industry information used in this prospectus involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified his information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

ii

 PROSPECTUS SUMMARY

        This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. Unless the context indicates otherwise, all references herein to "Dun & Bradstreet," "D&B," the "Company," "we," "us" and "our" refer to (i) The Dun & Bradstreet Corporation and its consolidated subsidiaries prior to the Take-Private Transaction described herein and (ii) Dun & Bradstreet Holdings, Inc. and its consolidated subsidiaries following the Take-Private Transaction described herein.

        This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." You should carefully read the entire prospectus, including the information presented under "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Condensed Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes presented elsewhere in this prospectus.

Our Company

        Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, confirm suppliers are financially viable and compliant with laws and regulations, enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

        We are differentiated by the scale, depth, diversity and accuracy of our constantly expanding business database, known as our "Data Cloud," that contains comprehensive information on more than 355 million total businesses as of December 31, 2019. Access to longitudinal curated data is critical for global commerce, and with only a small percentage of the world's businesses filing public financial statements, our data is a trusted source for reliable information about both public and private businesses. By building such a set of data over time, we were able to establish a unique identifier that creates a single thread connecting related corporate entities allowing our clients to form a holistic view of an enterprise. This unique identifier, which we refer to as the D-U-N-S Number, is a corporate "fingerprint" or "Social Security Number" of businesses. We believe that we are the only scale provider to possess both worldwide commercial credit data and comprehensive public records data that are linked together by a unique identifier allowing for an accurate assessment of public and private businesses globally.

        Leveraging our category-defining commercial credit data and analytics, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables. We believe our proprietary Paydex score, a numerical indicator based on promptness of a business's payments to its suppliers and vendors, is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

        Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or "alternative," data, such as foot traffic, website usage, social media posts, online browsing activity and shipping trackers, to assist clients in optimizing their sales and marketing strategy by cleansing customer relationship management ("CRM") data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines into a condensed list so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

        We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. We have a global client base of approximately 135,000, including some of the largest companies in the world. For example, in 2019, our client base included approximately 90% of the Fortune 500, approximately 80% of the Fortune 1000 and approximately 60% of the Global 500. Covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing, our data and analytics support a wide range of use cases. In terms of our geographic footprint, we have an industry-leading presence in North America, a growing presence in the United Kingdom, Ireland, India and Greater China through our majority or wholly-owned subsidiaries and a broader global presence through our Worldwide Network ("WWN") partner relationships.

        We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenues, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have translated into high client retention and revenue visibility. For example, 20 of our top 25 clients by revenue for the twelve months ended December 31, 2019 have been our clients for over 20 years. We also benefit from strong operating leverage given our centralized Data Cloud and solutions, which allow us to generate strong contribution margins and free cash flow.

Our Transformation

        Over the course of our history, we have earned the privileged position of leadership and trust within the industries we serve. However, over the past decade, operational and execution issues led to stagnant revenue growth and declining profitability. Identifying an opportunity to unlock Dun & Bradstreet's potential, the Investor Consortium led by William P. Foley II at Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae"), Black Knight, Inc. ("Black Knight") and CC Capital Partners, LLC ("CC Capital" and together with Bilcar, THL, Cannae and Black Knight, the "Investor Consortium"), acquired Dun & Bradstreet in the Take-Private Transaction, as described below, in February 2019.

        William P. Foley II, who was appointed as our Chairman, has extensive experience in industry consolidation and delivering shareholder value. As a pre-eminent operator, Mr. Foley has led four separate multi-billion dollar public market platforms with over 100 acquisitions across diverse platforms including Fidelity National Financial, Inc. ("FNF"), Fidelity National Information Services, Inc. ("FIS"), Black Knight, Ceridian HCM Holding Inc. ("Ceridian") and FGL Holdings Inc. ("FGL Holdings"). As Founder, former CEO, and now Chairman of FNF, Mr. Foley, has built the largest title insurance company, growing equity value from $3 million to $13 billion. His proven track record is driven by his value creation playbook, which is highlighted by identifying cost savings, undertaking strategy shifts, eliminating siloed organizational structures and accelerating product expansion. Coupled with Mr. Foley's exceptional track record of optimizing go-to-market organizations, executing strategic acquisitions and investing in growth, the value creation playbook has been substantiated by Mr. Foley's history of superior shareholder returns through consistently exceeding initial synergy estimates, as demonstrated by an average synergy realization of 1.4x the initial forecast. He also has an exceptional track record of recruiting and developing leaders to implement his transformation initiatives.

        At Dun & Bradstreet, Mr. Foley and the rest of the Investor Consortium immediately brought in a new senior leadership team that includes Anthony M. Jabbour as our Chief Executive Officer, Dr. Stephen C. Daffron as our President, Bryan T. Hipsher as our Chief Financial Officer, Joe A. Reinhardt III as our Chief Legal Officer and Kevin Coop as our Chief Commercial Officer. The senior leadership team brings extensive experience and a proven track record of driving long-term stockholder value creation through transformation and growth initiatives. Together, they identified new leaders for each business unit, including Andrew Hausman, President, Finance & Risk, Michael C. Bird, President, Sales & Marketing and Neeraj Sahai, President, International, and several of our corporate support functions, including Dr. Suchitra "Bobby" Gupta as Chief Analytics Officer, Thomas Rauker as Chief Operations Officer and Gil Shaked as Chief Technology Officer.

        The senior leadership team immediately commenced a comprehensive transformation to improve and revitalize our business for long-term success. They saw significant opportunity to create value by transforming the organization and improving the platform with new business unit leaders, enhanced technology and data, solution innovation and a client-centric go-to-market strategy.

        To capitalize on the opportunities identified, we are investing in several strategic initiatives that we believe will allow Dun & Bradstreet to achieve its fullest potential.

Realigning Management and Organization

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  We immediately reorganized our management and operating infrastructure into vertically aligned business units to increase focus and accountability.

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  As a result of this realignment, 18 of the 19 executives, or 95%, and 30 of the 46, or 65%, members of the broader leadership team are new or in a new role, with nearly half of all employees reporting to a new leader.

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  Our total employee turnover was approximately 1,500 and our leadership was able to identify and eliminate ineffective headcount resulting in a net employee reduction of approximately 850, or 17% of total employees.

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  We will continue to optimize our organizational structure and make targeted hires to build out our team at all levels.

Optimizing Go-to-Market and Client Service

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  We have revamped our sales commission plans to more appropriately incentivize sales of long-term contracts and the cross-selling of additional solutions rather than focusing on the annual renewal of existing contracts.

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  We have begun to systematically track and monitor service metrics and key service performance indicators to more effectively assist our clients.

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  Driven by the implementation of multi-year incentives, during the twelve months ended December 31, 2019, the number of multi-year contracts in our North America segment was approximately 2%, an increase of 87% over the prior period. In addition, total contract value increased by 39% over the prior period, while negative client complaints have declined.

Simplifying and Scaling Technology

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  We are continuing to make investments in modernizing our infrastructure and optimizing our architecture to increase control, create efficiencies and greatly enhance the ability of our platforms to scale.

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  We have begun the re-architecture of our technology platform to enhance our ability to organize and process high volumes of disparate data, increase system availability and improve delivery, while lowering our overall cost structure and ensuring information security.

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  We continue to work towards evolving Dun & Bradstreet into a platform with the ability to seamlessly add and integrate new data sets and analytical capabilities into our simplified and scaled technology infrastructure.

Expanding and Enhancing Data

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  We have reoriented our approach towards better ingesting all available data to effectively leverage previously disregarded sources of data and thereby improve the consistency, accuracy and predictive power of our solutions.

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  We are also expanding the volume of the data we are able to offer by increasing our coverage of small- and medium-sized businesses ("SMBs") and incorporating new, alternative data sets to expand the breadth of companies covered and depth of information we are able to provide clients.

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  We have implemented a data watch program (the "Data Watch Program") to proactively monitor and repair issues before clients experience them.

Strengthening Analytics and Insights

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  We have strengthened our analytics by leveraging our artificial intelligence capabilities and expanded data sets and growing our analytics team.

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  Improvements in analytics are enabling us to create solutions that produce greater insights and more predictive results.

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  Enhanced analytics enable us to provide easy to implement end-to-end solutions; by creating configurable, rather than customizable, analytics solutions, we believe that we can increase the adoption of solutions by our clients and expand the size of our client base.

        Our transformation strategy is based on a proven playbook of enhancing stockholder value through organizational re-alignment and re-investment and is well underway. As of December 31, 2019, these initiatives have resulted in over $203 million of net annualized run-rate savings, and we believe there are incremental opportunities to further rationalize our cost structure. In light of the changes that have been made or identified by our experienced operator-driven Investor Consortium and seasoned management team, we believe we are well-positioned to execute on our near- and long-term strategy of driving stockholder value through consistent revenue growth, managing cost initiatives and innovating and improving the way we add value and solve the increasingly challenging and complex needs of our clients.

Our Market Opportunity

        Businesses rely on business-to-business ("B2B") data and analytics providers to extract data-driven insights and make better decisions. For example, in commercial lending and trade credit, the scarcity of readily available credit history makes the extension of credit a time-consuming and imprecise process. In procurement, businesses face increasingly complex and global supply chains, making the assessment of compliance and viability of all suppliers prohibitively difficult and expensive if not conducted effectively. In sales and marketing, businesses have benefitted from the proliferation of CRM, Marketing Automation and Sales Acceleration tools designed to help identify, track and improve both customer management and prospecting growth activities. While these tools are helping to fill sales funnels and improve the progression of opportunities, key challenges remain in salesforce productivity, effective client segmentation and marketing campaign activation. Common stumbling blocks include incorrect, or outdated, contact information, duplicated or inaccurate firmographic data and a lack of synchronization between the various platforms in the marketing technology ecosystem.

        We help our clients solve these mission critical business problems. We believe the total addressable market ("TAM") in which we operate is large, growing and significantly underpenetrated. We participate in the big data and analytics software market, as defined by IDC, which represents a collection of software markets that functionally address decision support and decision automation. This market includes business intelligence and analytics tools, analytic data management and integration platforms and analytics and performance management applications. IDC estimates worldwide revenues of big data and analytics software to be approximately $67 billion in 2019. Within the broader market of data and analytics solutions, we serve a number of different markets, including the commercial credit data, sales and marketing data and Governance, Risk and Compliance ("GRC") markets to provide clients with decisioning support and automation. As we continue to drive innovation in our solutions, we expect to address a greater portion of this TAM as new use cases for our data assets and analytical capabilities are introduced.

        We believe there are several key trends in the global macroeconomic environment generating additional growth in our TAM and increasing the potential demand for our solutions:

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  Growing Recognition of Analytics and Data-Informed Business Decisioning.  Due to the pervasive digital transformation that nearly all industries are experiencing, businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. Businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their finance and credit decisioning, regulatory and compliance and sales and marketing workflows.

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  Growth in Data Creation and Applications.  As a result of the increasing recognition of data's value, the volume of data sets being collected and assembled today is increasing. Not only is the size of these data sets larger than ever, but also the data being collected covers a wider range of topics and subjects. Driven in large part by the global trend of an "Internet of Things," the proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights. Businesses now have a massive amount of data at their fingertips but often have to rely on large scale providers to help them curate, match, append and create insights in order to convert that data into improved outcomes.

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  Advances in Analytical Capabilities Unlocking the Value of Data.  The combination of increasingly available data sets with effective artificial intelligence and machine learning capabilities allows for the generation of mission critical insights integrated into clients' workflows. Businesses that lack the resources for developing these complex tools and solutions internally turn to data and analytics providers, creating market demand. The availability of more insightful analytical tools, in turn, drives growing recognition of the power of analytics in everyday business processes.

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  Heightened Compliance Requirements in an Evolving Regulatory Environment for Business.  Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which can vary by geography and industry served. Performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of business expansion, or worse, leave a business exposed to expensive fines and penalties. Regulations such as the Fifth EU Anti-Money Laundering Directive, Office of Foreign Assets Control's ("OFAC's") Anti-Money Laundering Policy and the United States Department of Justice Foreign Corrupt Policies Act require businesses to take the necessary steps to comply in an efficient manner. Recently, regulations such as the EU General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018 (the "CCPA") have also introduced complexity into the collection and use of data by businesses. Manual processes are burdensome and prone to human error, and therefore demand for data and analytics as a solution continues to increase.

        As a leading provider of data and analytics, we have witnessed the emergence and development of these trends firsthand. We believe that due to our differentiated capabilities and our privileged position as a tenured incumbent, we are well positioned to capture this market opportunity and benefit from these long-term trends.

Our Solutions

        The defining characteristic of our solutions is the breadth and depth of our combined proprietary and curated public data and actionable analytics that help drive informed decisions for our clients. Our Data Cloud is compiled from approximately 17,000 sources, as well as from data collected by our 18 WWN partners, resulting in data sourced from 243 countries and territories worldwide. We believe that we are uniquely able to match data to its corresponding entity, and have extensive related intellectual property with 99 of our 209 patents dedicated to this function. Our capabilities in matching and identity resolution enable us to make sense of our vast universe of data, turning chaos into order. Since 1963, we have tracked these businesses by assigning unique identifiers (known as a D-U-N-S Number) to all companies in our data set. The D-U-N-S Number is recommended and, in many cases required, by over 240 commercial, trade and government organizations. This privileged position in the market has allowed us to commercialize the creation and monitoring of D-U-N-S Numbers by suppliers, which in turn feeds additional proprietary data into our platform.

        Data is only valuable when it drives action that moves an organization towards its goals. Underpinned by an integrated technology platform, our solutions derive data-driven insights that help clients target, grow, collect, procure and comply. We provide clients with both curated bulk data to incorporate into their internal workflows and end-to-end solutions that generate insights from this data through configurable analytics. The chart below illustrates the comprehensive, end-to-end nature of our solutions, which are organized into two primary areas: Finance & Risk and Sales & Marketing.

Finance & Risk

        Our Finance & Risk solutions are mission critical to our clients as they seek to leverage the data sets and analytics from our platform to manage risk, minimize fraud and monitor their supply chain. Top commercial enterprises in the world utilize our configurable solutions to make better decisions when considering small business loans, extending trade credit, analyzing supplier relationships and collecting outstanding receivables. Our Finance & Risk solutions help clients increase cash flow and profitability while mitigating credit, operational and regulatory risks by helping them answer questions such as:

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  Does my business credit file reflect the true health of my business?

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  Will this customer pay me on time?

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  How can I automate credit decisions across my portfolio?

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  How do I accelerate Know Your Customer ("KYC") / Anti-Money Laundering ("AML") due diligence while maintaining compliance with regulatory requirements?

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  How do I ensure my firm is properly using corporate linkage and beneficial ownership to ensure conflict checks are accurate?

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  How do I efficiently onboard third-parties using a risk-based assessment tool that offers monitoring?

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  How do I protect against the risk of supply chain interruptions and identify alternative suppliers?

Sales & Marketing

        Our Sales & Marketing solutions help businesses discover new revenue opportunities and accelerate growth by extending the use cases of our data and analytics platform. By adding our proprietary business data set to our personal contact, intent and non-traditional data, we are able to provide a single view of the prospective customer. Our Sales & Marketing solutions extend beyond simple contact data and enable clients to automate data management and cleansing, unmask and track website visitors and activate digital ads based on segmented prospect data. This helps our clients optimize their sales and marketing functions and narrow their focus on the highest probability businesses in order to answer questions such as:

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  How can I confirm the accuracy of my data?

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  How do I integrate data between disparate systems?

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  How do I eliminate duplicate records and populate anonymous accounts?

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  How do I gain visibility into key markets?

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  How do I consistently engage strategic accounts across various channels?

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  How can I identify anonymous web traffic to reveal new opportunities and personalize campaigns?

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  How do I distill large sets of data into actionable insights?

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  How do I implement lead scoring to increase engagement and create a targeted prospect pipeline?

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  How can I ensure that I have an accurate customer contact list?

Our Competitive Strengths

Market Leadership with the Most Comprehensive Commercial Credit Database

        We are the category-defining player in the market for B2B credit decisioning data and analytics. We believe our long operating history uniquely qualifies and positions us to address the commercial data-driven decisioning needs of our clients due to the breadth and depth of our proprietary Data Cloud. Our Data Cloud includes more than 355 million businesses globally and extends far beyond those for which data is publicly available. The D-U-N-S Number is a widely recognized identifier and is a policy-driven requirement for the process of supplying trade credit for many businesses and governments. Our strategic relationships with our global WWN relationships provide us with international data in our global database, known as WorldBase, which we view as a key competitive strength in serving both U.S. and international businesses. The contributory nature of our Data Cloud, where we typically obtain updated information at little or no cost and own most of our data, creates a strong network effect that we believe gives us an expanding competitive advantage over other market participants or potential entrants. Our Data Cloud is also differentiated in our ability to track corporate linkages of child-to-parent organization relationships to help clients better understand commercial relationships and make better informed decisions with a more holistic view of the business.

Innovative Analytics and Decisioning Capabilities Driving End-to-End Solutions

        In a world of increasing data access, the value proposition for companies like ours is shifting from the provision of core data to the generation of analytical insights to inform decisioning processes and optimize workflows, across interrelated business activities. Our end-to-end solutions cover a comprehensive spectrum of use cases across the lifecycle of our clients' businesses. These use cases continue to evolve as we find additional ways to derive insights from our data. We believe our configurable solutions, in combination with our proprietary Data Cloud, are a key competitive advantage for us and allow us to effectively compete across the entire commercial data and analytics landscape.

Deep Relationships with Blue Chip Clients

        With our leading data and analytical insights, we serve many of the largest enterprises in the world, including approximately 90% of the businesses in the Fortune 500, approximately 80% of the Fortune 1000 and approximately 60% of the Global 500 during 2019. Our client base is diversified across size, industry and geography and features minimal concentration. In 2019, no client accounted for more than 5% of revenue, and our top 50 clients accounted for approximately 25% of revenue. We have held relationships with 20 of our top 25 clients by revenue for the twelve months ended December 31, 2019 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2019, our annual revenue retention rate, reflecting the percentage of prior year revenue from clients who were retained in the current year, was 96%.

Scalable and Highly Attractive Financial Profile

        We have an attractive business model underpinned by stable and highly recurring revenues, significant operating leverage and low capital requirements that contribute to strong free cash flow. Our high levels of client retention and shift toward multi-year subscription contracts result in a high degree of revenue visibility. The vast majority of our revenues are either recurring or re-occurring in nature. Additionally, we benefit from natural operating leverage given the high contribution margins associated with incremental revenue generated from our centralized Data Cloud and solutions. Despite the investments being made to enhance our technology, analytics and data, our capital requirements remain minimal with capital expenditures of less than 1% of revenues in 2019. All of these factors contribute to strong free cash flow generation, allowing us the financial flexibility to invest in the business and pursue growth through acquisitions.

World Class Management Team with Depth of Experience and Track Record of Success

        Our senior management team has a track record of strong performance and significant expertise in both the markets we serve and in transforming similar businesses. The previous Dun & Bradstreet management team has been almost completely replaced with an experienced and energized group of senior executives who have spent years leading businesses in the vertical software and data and analytics sectors. Our senior executives have successfully worked together in architecting previous turnaround stories and delivering consistent growth both organically and through acquiring and integrating businesses. Our management team operates under the leadership of Mr. Foley, who has a long, successful history of acquiring, reorganizing and transforming companies by rationalizing cost structures, investing in growth and onboarding and mentoring senior management. Beyond our senior management team, we are focused on attracting and retaining the strongest talent at all levels throughout the organization.

Our Growth Strategy

Enhance Existing Client Relationships

        We believe our current client base presents a large opportunity for growth through enhanced cross-selling in order to capture more of our clients' data and analytics spend. As an end-to-end provider of commercial data and analytics, we believe that there are significant opportunities to have clients buy from a consistent, single-source provider and to increase their interaction with our platform. Although our strategic clients used approximately nine of our solutions on average, our overall client base used less than two of our solutions on average as of December 31, 2019. While there is still room to add additional products to our strategic client base, which represents less than 1% of our total client base, we believe there is a significant opportunity to increase the number of solutions per client in the remainder of our client base. Our new go-to-market strategy will enable us to increase the number of touchpoints with key decision makers within any given client and allow us to identify and sell the right solutions to each decision maker's respective department. By focusing on enhancing the quality of our data and analytics, we will be able to produce more valuable insights, increasing client engagement across our existing solutions and driving clients towards new, innovative solutions.

Win New Clients in Targeted Markets

        We believe that there is substantial opportunity to grow our client base. While we have significant market share in the enterprise and mid-market, there continues to be opportunity to win new clients. There are several instances where we have built a successful long-term enterprise client relationship with a particular company, but its competitors are not our clients. Our focus is to leverage our best practices from serving one company and articulate the value to similar companies that may benefit from our solutions and experience.

        We also believe there is significant opportunity to expand our presence in the SMB market. We currently serve approximately 80,000 SMB clients out of the millions of businesses within this market. We have existing relationships with many SMBs through solutions enabling the proactive monitoring of their D-U-N-S Number. However, we have not historically capitalized on the opportunity to cross-sell them into our solutions. We are rolling out our Marketplace, an integrated web platform that will provide these businesses with an introduction to Dun & Bradstreet's capabilities and solutions for their potential use. By leveraging this go-to-market channel and offering more simplified solutions that are easily integrated into client workflows, we can continue to expand our reach among SMBs.

Develop Innovative Solutions

        Given the depth and coverage of information contained in our proprietary Data Cloud, we believe we can continue to develop differentiated solutions to serve our clients in an increasing number of use cases. As we continue to gather and incorporate additional sources of data, the resulting analytics and insights we are able to provide within our solutions will be increasingly impactful to our clients and their decisioning processes. By improving the quality and breadth of our Data Cloud, we will be able to expand into adjacent use cases and leverage our data insights in new functional areas such as collections, fraud and capital markets. We will also be able to identify and further penetrate attractive addressable markets, as demonstrated by the development of our Risk & Compliance solutions, a high growth area within our Finance & Risk solutions, in order to better address the GRC market. These additional solutions utilize existing data architecture to generate high contribution incremental revenue streams.

Expand Our Presence in Attractive International Markets

        Despite our global presence and industry leading position in the North American market, we remain relatively underpenetrated in international markets, with International revenue accounting for less than 20% of our business in 2019. We believe that expanding our presence in owned international markets can be a significant growth driver for us in the coming years. Our international growth strategy begins with localizing current solutions to meet global demand and, similar to our domestic strategy, includes a focus on cross-selling and upselling, winning new clients and developing innovative solutions.

Selectively Pursue Strategic Acquisitions

        While the core focus of our strategy is to grow organically, we believe there are strategic acquisition opportunities that may allow us to expand our footprint, broaden our client base, increase the breadth and depth of our data sets and further strengthen our solutions. We believe there are attractive synergies that result from acquiring small companies that provide innovative solutions and integrating these solutions into our existing offerings to generate cross-selling and upselling opportunities across our existing client base, as demonstrated by our recent success of integrating Lattice Engines, Inc. ("Lattice"), coAction.com and Orb Intelligence, Inc. ("Orb"). Additionally, there are potential cost synergies that could result from integrating acquisitions into our efficient operating platform. Our leadership team has a proven track record of identifying, acquiring and integrating companies to drive long-term value creation, and we will continue to maintain a disciplined approach to pursuing acquisitions.

Our Investors

        On February 8, 2019, an experienced and operationally-driven investor consortium led by the Investor Consortium acquired Dun & Bradstreet in an all-cash take-private transaction (the "Take-Private Transaction"). Following the completion of this offering, the Investor Consortium will own approximately        % of our common stock, or        % if the underwriters exercise their option to purchase additional shares in full. As a result, we expect to be a "controlled company" within the meaning of the corporate governance standards of the NYSE or NASDAQ on which we have applied for our shares to be listed. See "Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock" and "Management—Director Independence and Controlled Company Exemption."

Bilcar

        Bilcar is a partnership owned by William and Carol Foley. Bilcar's assets include various investments and business interests. Mr. Foley serves as our Chairman of the Board. Mr. Foley is the Chairman of the Board of FNF, Cannae and Black Knight, and Co-Chairman of FGL Holdings. Mr. Foley brings extensive experience and has demonstrated operational expertise throughout his career, creating public companies whose combined market capitalization exceeds $110 billion. Mr. Foley and his team achieved $312 million in cost reductions, which was 208% of the initial target of $150 million, from FNF's acquisition of Lender Processing Services Inc., and has achieved approximately 1.4x targeted synergies in eight large transactions. Mr. Foley is a founder of FNF which, through his leadership, has transformed into the nation's largest title insurance company with industry leading margins.

Thomas H. Lee Partners

        THL is a premier private equity firm investing in growth companies, headquartered primarily in North America. THL focuses its investment activity across four industry sectors: Financial Services, Technology & Business Solutions, Consumer and Healthcare. Since its founding in 1974, THL has raised more than $26 billion of equity capital, invested in over 150 companies and completed more than 400 add-on acquisitions representing an aggregate enterprise value at acquisition of over $200 billion. With dedicated sector and operating teams, THL brings deep domain expertise and resources to build great companies by helping to accelerate growth, improve operations and drive long-term sustainable value in partnership with management.

Cannae Holdings

        Cannae (NYSE: CNNE) is a diversified holding company with over $1.3 billion in net asset book value as of December 31, 2019 and boasts a strong track record of investing in a diverse range of assets. Cannae holds majority and minority equity investment stakes in a number of entities, including Ceridian, ABRH, LLC, 99 Restaurants Holdings, LLC and Coding Solutions Topco, Inc. Principals at

Cannae have successfully acquired over 100 companies with aggregate consideration in excess of $30 billion for FNF, Cannae and related companies over the last 20 years.

Black Knight

        Black Knight (NYSE: BKI) is a leading provider of integrated software, data and analytics solutions that facilitate and automate many of the business processes across the homeownership life cycle. As a leading financial technology provider, Black Knight is committed to being a premier business partner that clients rely on to achieve their strategic goals, realize greater success and better serve their clients by delivering best-in-class software, services and insights with a relentless commitment to excellence, innovation, integrity and leadership.

CC Capital

        CC Capital is a private investment firm founded in 2016 by Chinh E. Chu, with a focus on investing in and operating high-quality companies for the long-term. Prior to founding CC Capital, Mr. Chu had a successful 25-year career at Blackstone and played an instrumental role in building its Private Equity business. Over the course of his career at Blackstone, Mr. Chu led several industry verticals for the Private Equity Group, including Financial Services, Technology, Chemicals and Healthcare Products. He served as Co-Chairman of the firm's Private Equity Investment Committee and served on the firm's Executive Committee.

Risks Associated with Our Business

        Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

  •
  our ability to implement and execute our strategic plans to transform the business may not be successful and, accordingly, we may not be successful in achieving our goals to transform our business, which could have a material adverse effect on our business, financial condition and results of operations;

  •
  if we are unable to develop or sell solutions in a timely manner or maintain and enhance our existing client relationships, our ability to maintain or increase our revenue could be adversely affected;

  •
  we face significant competition for our solutions, which may increase as we expand our business;

  •
  our brand and reputation are key assets and a competitive advantage, and our business may be affected by how we are perceived in the marketplace;

  •
  data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation;

  •
  we rely on our relationships with key long-term clients, business partners and government contracts for a substantial part of our revenue, the diminution or termination of which could have a material adverse effect on our business, financial condition and results of operations;

  •
  we are subject to various governmental regulations, laws and orders, compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities;

  •
  our substantial indebtedness could have a material adverse effect on our financial condition and our ability to operate our business or react to changes in the economy or our industry, prevent us from fulfilling our obligations and could divert our cash flow from operations for debt payments;

  •
  despite our indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage; and

  •
  future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decrease significantly.

        For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled "Risk Factors."

Corporate Information

        We are a Delaware corporation. We were incorporated as Star Intermediate I, Inc. on September 18, 2018 by affiliates of the Investor Consortium in connection with the Take-Private Transaction and changed our name to Dun & Bradstreet Holdings, Inc. on March 12, 2020. Our principal executive offices are located at 103 John F. Kennedy Parkway, Short Hills, New Jersey 07078. Our telephone number is (973) 921-5500. Our corporate website address is www.dnb.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Corporate Structure

        The following diagram illustrates our anticipated corporate structure after the completion of this offering and giving effect to the use of proceeds therefrom. See "Use of Proceeds."(1)

(1)
Structure chart to be included in an amendment.

 The Offering

Issuer	Dun & Bradstreet Holdings, Inc.
Common stock offered by us	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding after this offering	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional shares of common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $            million (or $            million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use these net proceeds from this offering to redeem all or a portion of our Cumulative Series A Preferred Stock (the "Series A Preferred Stock"). See "Use of Proceeds."
Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See "Dividend Policy."
Risk factors

Investing in our common stock involves a high degree of risk. See the "Risk Factors" section of this prospectus beginning on page 22 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Listing	We intend to apply to have our common stock listed on the NYSE or NASDAQ under the symbol "DNB."

        Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:

  •
  assumes no exercise of the underwriters' option to purchase additional shares;

  •
  gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering;

  •
  excludes an aggregate of          shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan (as described herein) that we intend to adopt at the time of this offering; and

  •
  assumes an initial public offering price of $            per share, the midpoint of the estimated public offering price range on the cover page of this prospectus.

Summary Historical Consolidated Financial and Other Data

        The following table sets forth our summary historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Take-Private Transaction on February 8, 2019, the accompanying historical financial statements and summary historical consolidated financial data are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of The Dun & Bradstreet Corporation and its subsidiaries prior to the closing of the Take-Private Transaction. References to Successor refer to the consolidated financial position of Dun & Bradstreet Holdings, Inc. as of December 31, 2019 and the consolidated results of operations and cash flows of Dun & Bradstreet Holdings, Inc. and its subsidiaries for the period from January 1, 2019 to December 31, 2019. During the period from January 1, 2019 to February 7, 2019, Dun & Bradstreet Holdings, Inc. had no significant operations and limited assets and had only incurred transaction-related expenses prior to the Take-Private Transaction. The Successor period also includes the results of operations and cash flows of the business acquired in the Take-Private Transaction for the period from February 8, 2019 to December 31, 2019. The consolidated financial statements for the Successor period are not comparable to those of the Predecessor periods.

        We derived the summary historical consolidated financial data for the period from January 1, 2019 to December 31, 2019 and as of December 31, 2019 from the Successor's audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial data for the period from January 1, 2019 to February 7, 2019, the twelve months ended December 31, 2018 and 2017 and as of December 31, 2018 from the Predecessor's audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated balance sheet data as of December 31, 2017 from the Predecessor's consolidated financial statements that are not included in this prospectus.

        Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the information set forth below together with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Condensed Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor	Predecessor
	Period from January 1 to December 31 2019	Period January 1, 2019 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

		(in millions, other than per share data)
Statement of operations data:
Revenue(1)	$1,413.9	$178.7	$1,716.4	$1,742.5

Operating expenses	448.5	56.7	563.4	573.3
Selling and administrative expenses(2)	651.2	122.4	610.0	672.4
Depreciation and amortization(3)	482.4	11.1	88.7	79.7
Restructuring charge	51.8	0.1	25.4	32.1

Total operating costs	1,633.9	190.3	1,287.5	1,357.5

Operating (loss) income	(220.0)	(11.6)	428.9	385.0
Non-operating expenses	(455.9)	(91.2)	(55.8)	(62.3)

(Loss) income before provision for income taxes	(675.9)	(102.8)	373.1	322.7
Less: (Benefit) provision for income taxes	(118.2)	(27.5)	81.6	179.7
Equity in net income of affiliates	4.2	0.5	2.8	2.8

Net (loss) income from continuing operations	(553.5)	(74.8)	294.3	145.8
Net income attributable to the non-controlling interest	(6.5)	(0.8)	(6.2)	(4.1)
Dividends allocated to preferred stockholders	(114.0)	—	—	—

Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$288.1	$141.7

Net earnings per share from continuing operations
Basic	$(674,000)	$(2.04)	$7.76	$3.84
Diluted	$(674,000)	$(2.04)	$7.72	$3.81
Pro forma earnings per share
Basic	$(598,000)
Diluted	$(598,000)
Weighted average shares outstanding
Basic	See Note(7)	37.2	37.1	36.9
Diluted	See Note(7)	37.2	37.3	37.2
Pro forma weighted-average shares outstanding
Basic
Diluted
Cash flow data:
Net cash (used in) provided by:
Operating activities	$(63.0)	$(65.4)	$325.4	$286.5
Investing activities	$(6,154.6)	$(5.3)	$(65.3)	$(206.6)
Financing activities	$6,321.8	$96.9	$(609.7)	$(18.8)
Balance sheet data at end of period(4)(5):
Cash and cash equivalents	$98.6	—	$90.2	$442.4
Total assets	$9,112.8	—	$1,820.9	$2,480.9
Total debt (current and long term)	$3,900.8	—	$1,136.6	$1,678.1
Total liabilities	$6,503.3	—	$2,510.8	$3,292.1
Cash dividends per common share	$—	—	$1.57	$2.01
Other financial data(6):
Adjusted revenue	$1,552.8	$204.6	$1,716.4	$1,750.4
Adjusted EBITDA	$641.0	$66.3	$568.6	$532.5
Adjusted EBITDA margin	41.3%	32.4%	33.1%	30.4%
Adjusted net income	$130.4	$45.8	$383.9	$313.2

(1)
On January 1, 2018, we adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606") for revenue recognition accounting. Revenue prior to January 1, 2018 was accounted for based on ASU No. 2009-13, "Revenue Recognition (Topic 605)" ("Topic 605").

(2)
Includes transaction costs of $147.4 million and $52.0 million directly attributable to the Take-Private Transaction for the Successor period from January 1, 2019 to December 31, 2019 and the Predecessor period from January 1, 2019 to February 7, 2019, respectively. In addition, for the Predecessor period from January 1, 2019 to February 7, 2019, we incurred $10.4 million to accelerate the vesting of equity-based grants as a result of the Take-Private Transaction.

(3)
Higher amortization expenses for the Successor period from January 1, 2019 to December 31, 2019 was primarily due to the application of purchase accounting resulting in higher amortization associated with recognized intangible assets in connection with the Take-Private Transaction.

(4)
A balance sheet is not presented as of February 7, 2019. See Note 13 to the consolidated financial statements for purchase price allocation in connection with the Take-Private Transaction.

(5)
On January 1, 2019, we adopted Accounting Standards Codification ("ASC") Leases Topic 842 ("Topic 842"). As a result, we recognized all operating leases as right of use assets and lease liabilities on the balance sheet effective January 1, 2019. Leases were accounted for based on ASC Topic 840 ("Topic 840") prior to January 1, 2019.

(6)
See "—Non-GAAP Financial Measures" below for a detailed description of adjustments of and reconciliations to our financial measures that are not reported in accordance with U.S. generally accepted accounting principles ("GAAP").

(7)
For the period from January 1, 2019 to December 31, 2019 (Successor), weighted average basic and diluted shares outstanding were 1,000 during the period.

Non-GAAP Financial Measures

        In addition to reporting GAAP results, we evaluate performance and report our results on the non-GAAP financial measures discussed below. We believe that the presentation of these non-GAAP measures provides useful information to investors and rating agencies regarding our results, operating trends and performance between periods. These non-GAAP financial measures include adjusted revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted EBITDA margin and adjusted net income. Adjusted results are non-GAAP measures that adjust for the impact due to purchase accounting application and divestitures, restructuring charges, equity-based compensation, acquisition and divestiture-related costs (such as costs for bankers, legal fees, due diligence, retention payments and contingent consideration adjustments) and other non-core gains and charges that are not in the normal course of our business (such as gains and losses on sales of businesses, impairment charges, effect of significant changes in tax laws and material tax and legal settlements). We exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and not indicative of our ongoing and underlying operating performance. Recognized intangible assets arise from acquisitions, or primarily the Take-Private Transaction. We believe that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, our costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in our operating costs as personnel, data fee, facilities, overhead and similar items. Management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Amortization of recognized intangible assets will recur in future periods until such assets have been fully amortized. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency revenue by a constant rate. As a result, we monitor our adjusted revenue growth both after and before the effects of foreign exchange rate changes.

        We believe that these supplemental non-GAAP financial measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance and comparability of our operating results from period to period. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the factors management uses in planning for and forecasting future periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to our reported results prepared in accordance with GAAP.

        Our non-GAAP or adjusted financial measures reflect adjustments based on the following items, as well as the related income tax.

Adjusted Revenue

        We define adjusted revenue as revenue adjusted for the following items:

  •
  deferred revenue purchase accounting adjustment to include the revenues that were not recorded by us during the periods presented due to the deferred revenue purchase accounting adjustment recorded in accordance with GAAP to reflect its fair value; and

  •
  revenue adjustment to include results for the period from January 8 to February 7, 2019 ("International lag adjustment") for the Predecessor related to the lag reporting for our International operations. On a GAAP basis, we report International results on a one-month lag, and for 2019 the Predecessor period for International is December 1, 2018 through January 7, 2019. The Successor period for International is February 8, 2019 (commencing on the closing date of the Take-Private Transaction) through November 30, 2019 for the Successor period from January 1, 2019 to December 31, 2019. Combined GAAP results for the year ended December 31, 2019 are not comparable to the prior year period. The International lag adjustment is to facilitate comparability of 2019 periods to 2018 periods.

Adjusted EBITDA

        We define adjusted EBITDA as net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor) excluding the following items:

  •
  depreciation and amortization;

  •
  interest expense and income;

  •
  income tax benefit or provision;

  •
  other expenses or income;

  •
  equity in net income of affiliates;

  •
  net income attributable to non-controlling interests;

  •
  dividends allocated to preferred stockholders;

  •
  revenue and expense adjustments to include results for the period from January 8 to February 7, 2019, for the Predecessor related to the International lag adjustment (see above discussion);

  •
  deferred revenue purchase accounting adjustment;

  •
  other incremental or reduced expenses from the application of purchase accounting (e.g. commission asset amortization);

  •
  equity-based compensation;

  •
  restructuring charges;

  •
  merger and acquisition-related operating costs;

  •
  transition costs primarily consisting of non-recurring incentive expenses associated with our synergy program;

  •
  legal reserve and costs associated with significant legal and regulatory matters; and

  •
  asset impairment.

Adjusted EBITDA Margin

        We calculate adjusted EBITDA margin by dividing adjusted EBITDA by adjusted revenue.

Adjusted Net Income

        We define adjusted net income as net (loss) income adjusted for the following items:

  •
  revenue and expense adjustments to include results for the period from January 8 to February 7, 2019, for the Predecessor related to the International lag adjustment (see above discussion);

  •
  deferred revenue purchase accounting adjustment;

  •
  incremental amortization resulting from the application of purchase accounting; we exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and is not indicative of our ongoing and underlying operating performance. We believe that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, our costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in our operating costs as personnel, data fee, facilities, overhead and similar items;

  •
  other incremental or reduced expenses from the application of purchase accounting (e.g. commission asset amortization);

  •
  equity-based compensation;

  •
  restructuring charges;

  •
  merger and acquisition-related operating costs;

  •
  transition costs primarily consisting of non-recurring incentive expenses associated with our synergy program;

  •
  legal reserve and costs associated with significant legal and regulatory matters;

  •
  change in fair value of the make-whole derivative liability associated with the Series A Preferred Stock;

  •
  asset impairment;

  •
  non-recurring pension charges, related to pension settlement charge and actuarial loss amortization eliminated as a result of the Take-Private Transaction;

  •
  merger, acquisition and divestiture-related non-operating costs; and

  •
  tax effect of the non-GAAP adjustments and the impact resulting from the enactment of the 2017 Tax Cuts and Jobs Act and tax accounting method change in 2018. See Note 9 to the consolidated financial statements for further details.

        The following table reconciles GAAP revenue to adjusted revenue:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period January 1, 2019 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

		(in millions)
Revenue	$1,413.9	$178.7	$1,716.4	$1,742.5
Deferred revenue purchase accounting adjustment	138.9	—	—	7.9
International lag adjustment	—	25.9	—	—

Adjusted revenue	$1,552.8	$204.6	$1,716.4	$1,750.4

Revenue	$1,413.9	$178.7	$1,716.4	$1,742.5
Foreign currency impact	7.9	1.0	(1.4)	1.8

Revenue before the effect of foreign currency	$1,421.8	$179.7	$1,715.0	$1,744.3

        The following table reconciles GAAP net (loss) income from continuing operations to adjusted EBITDA:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period January 1, 2019 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

		(in millions)
Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$288.1	$141.7
Depreciation and amortization	482.4	11.1	88.7	79.7
Interest expense—net	301.1	5.2	52.5	58.1
(Benefit) provision for income tax—net	(118.2)	(27.5)	81.6	179.7
EBITDA	(8.7)	(86.8)	510.9	459.2
Other income (expense)—net	154.8	86.0	3.3	4.2
Equity in net income of affiliates	(4.2)	(0.5)	(2.8)	(2.8)
Net income attributable to non-controlling interest	6.5	0.8	6.2	4.1
Dividends allocated to preferred stockholders	114.0	—	—	—
International lag adjustment	—	2.7	—	—
Deferred revenue purchase accounting adjustment	138.9	—	—	7.9
Other incremental or reduced expenses from the application of purchase accounting	(20.7)	—	—	—
Equity-based compensation	11.7	11.7	10.8	20.5
Restructuring charges	51.8	0.1	25.4	32.1
Merger and acquisition-related operating costs	156.0	52.0	11.6	15.0
Transition costs	37.7	0.3	0.3	—
Legal reserve and costs associated with significant legal and regulatory matters	(0.2)	—	2.9	(7.7)
Asset impairment	3.4	—	—	—

Adjusted EBITDA	$641.0	$66.3	$568.6	$532.5

Adjusted EBITDA margin(a)	41.3%	32.4%	33.1%	30.4%

(a)
Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by adjusted revenue.

        The following table reconciles GAAP net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor) to adjusted net income (loss) attributable to Dun & Bradstreet Holdings, Inc.(Successor)/The Dun & Bradstreet Corporation (Predecessor):

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period January 1, 2019 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

		(in millions)
Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$288.1	$141.7
International lag adjustment	—	2.7	—	—
Deferred revenue purchase accounting adjustment	138.9	—	—	7.9
Incremental amortization resulting from the application of purchase accounting	435.0	3.0	31.1	31.5
Other incremental or reduced expenses from the application of purchase accounting	(20.7)	—	—	—
Equity-based compensation	11.7	11.7	10.8	20.5
Restructuring charges	51.8	0.1	25.4	32.1
Merger and acquisition-related operating costs	156.0	52.0	11.6	15.0
Transition costs	37.7	0.3	0.3	—
Legal reserve and costs associated with significant legal and regulatory matters	(0.2)	—	2.9	(7.7)
Change in fair value of the make-whole derivative liability associated with the Series A Preferred Stock	172.4	—	—	—
Asset impairment	3.4	—	—	—
Pension charges	—	89.4	41.3	37.9
Merger, acquisition and divestiture-related non-operating costs	(0.8)	0.5	0.2	0.7
Tax effect of the non-GAAP adjustments	(180.8)	(38.3)	(28.5)	(45.4)
Impact of the 2017 Tax Cuts and Jobs Act	—	—	14.1	79.0
Impact of accounting method change(a)	—	—	(13.4)	—

Adjusted net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor).	$130.4	$45.8	$383.9	$313.2

(a)
The impact was related to a U.S. tax accounting method change approved by the Internal Revenue Service in April 2018. See Note 9 to the consolidated financial statements for further discussion.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all of the information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Operations

Our ability to implement and execute our strategic plans to transform the business may not be successful and, accordingly, we may not be successful in achieving our goals to transform our business, which could have a material adverse effect on our business, financial condition and results of operations.

        We may not be successful in developing and implementing our strategic plans to transform our businesses, including realigning management, simplifying and scaling technology, expanding and enhancing data and optimizing our client services. If the development or implementation of our plans are not successful, we may not produce the revenue, margins, earnings or synergies that we expect, including offsetting the impact of adverse economic conditions that may exist currently or develop in the future. We may also face delays or difficulties in implementing technological, organizational and operational improvements, including our plans to leverage our data insights in new functional areas and utilize existing data architecture to generate high contribution incremental revenue streams, which could adversely affect our ability to successfully compete. In addition, the costs associated with implementing such plans may be more than anticipated and we may not have sufficient financial resources to fund all of the desired or necessary investments required in connection with our plans. The existing and future execution of our strategic and operating plans to transform our business will, to some extent, also be dependent on external factors that we cannot control. In addition, these strategic and operational plans need to be continually reassessed to meet the challenges and needs of our business in order for us to remain competitive. The failure to implement and execute our strategic and operating plans in a timely manner or at all, realize or maintain the cost savings or other benefits or improvements associated with such plans, have financial resources to fund the costs associated with such plans or incur costs in excess of anticipated amounts, or sufficiently assess and reassess these plans could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop or sell solutions in a timely manner or maintain and enhance our existing client relationships, our ability to maintain or increase our revenue could be adversely affected.

        In order to keep pace with client demands for increasingly sophisticated solutions, to sustain expansion into growth industries and new markets and to maintain and grow our revenue, we must continue to innovate and introduce new solutions. The process of developing new solutions is complex and uncertain. Our industry solutions require extensive experience and knowledge from within the relevant industry. We must commit significant resources before knowing whether clients will accept new solutions. We may not be successful because of a variety of challenges, including planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation or a lack of appropriate resources. Additionally, even if we successfully develop new solutions, our existing clients might not accept these new solutions or new clients might not adopt our solutions due to operational constraints, high switching costs or general lack of market readiness.

        Furthermore, our ability to increase revenue will depend, in large part, on our ability to retain and enhance existing client relationships and increase the number of solutions our clients buy from us. Our ability to increase sales to existing clients depends on the quality of our data and solutions, clients' satisfaction with our solutions and their desire for additional solutions.

        Failure to successfully develop and introduce new solutions or sell new or additional solutions to new or existing clients could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition for our solutions, which may increase as we expand our business.

        We face significant competition for our solutions. We compete on the basis of differentiated solutions, datasets, analytics capabilities, ease of integration with our clients' technology, stability of services, client relationships, innovation and price. Our global and regional competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products and services. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. Our competitors may also be able to respond to opportunities before we do, by taking advantage of new technologies, changes in client requirements or market trends. In addition, we face competition from non-traditional and free data sources.

        Many of our competitors have extensive client relationships, including relationships with our current and potential clients. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to our solutions or that achieve greater acceptance than our solutions. If we are unable to respond to changes in client requirements as quickly and effectively as our competition, our ability to expand our business and sell our solutions may be adversely affected.

        Additionally, our competitors often sell services at lower prices than us, individually or as part of integrated suites of several related services. This may cause our clients to purchase from our competitors rather than from us, which could result in reduced prices for certain solutions or the loss of clients. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms. Additionally, some of our clients may develop their own solutions that replace the solutions they currently purchase from us or look to new technologies, which could result in lower revenue.

        We believe that our D-U-N-S Number and our ability to tie our data together with this unique identifier provides us with a strategic advantage by allowing for a global, end-to-end assessment of businesses throughout the world. However, some of our competitors and clients utilize their own unique identifiers, and clients have and may continue to adopt alternative standards to our D-U-N-S Number and stop using our solutions. For example, the General Services Administration announced in 2019 that it would transition away from the D-U-N-S Number for entity validation purposes and use a new entity identifier. In addition, public and commercial sources of free or relatively inexpensive business information have become increasingly available and this trend is expected to continue. To the extent the availability of free or relatively inexpensive business information increases, the demand for some of our solutions may decrease. If more clients adopt alternative standards to the D-U-N-S Number or look to these other sources of data, it could have a material adverse effect on our business, financial condition and results of operations.

        We also expect that there will be significant competition as we expand our business, and we may not be able to compete effectively against current and future competitors. If we are unable to compete successfully, it could have a material adverse effect on our business, financial condition and results of operations.

Our brand and reputation are key assets and a competitive advantage, and our business may be affected by how we are perceived in the marketplace.

        Our brand and reputation are key assets of our business and a competitive advantage. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of data quality, effective provision of solutions, business practices, including the actions of our employees, third-party providers, members of the WWN and other brand licensees, some of which may not be consistent with our policies and standards. Negative perception or publicity regarding these matters could damage our reputation with clients and the public, which could make it difficult for us to attract and maintain clients. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Negative perceptions or publicity could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, financial condition and results of operations.

        Our business is impacted by general economic conditions and trends in the United States and abroad. Our largest clients, and therefore our business and revenues, depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation and employment levels. In addition, a significant amount of our revenues are concentrated among certain clients and in distinct geographic regions, particularly in the United States. Our solutions are also concentrated by varying degrees across different industries, particularly financial services, technology, communications, government, retail, transportation and manufacturing. Our client base suffers when financial markets experience volatility, illiquidity and disruption, which has occurred in the past and could reoccur in the future. The potential for increased and continuing disruptions going forward, present considerable risks to our business and revenue. Changes in the economy have resulted, and may continue to result in, fluctuations in volumes, pricing and operating margins for our solutions. These types of disruptions could lead to a decline in client demand for our solutions and could have a material adverse effect on our business, financial condition and results of operations.

An outbreak of disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event, could have a material adverse effect on our business, financial condition and results operations.

        A significant outbreak of contagious diseases in the human population, such as the recent outbreak of novel coronavirus ("COVID-19"), could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could have an adverse effect on demand for our solutions and access to our data sources. Less than four months after being reported in Wuhan, China, the World Health Organization declared COVID-19 a pandemic on March 11, 2020—the first pandemic caused by a coronavirus. Disruptions in the financial markets could limit the ability or willingness of our clients to extend credit to their customers or cause our clients to constrain budgets, which could adversely impact demand for our data and analytics solutions. The U.S. and other governments abroad have implemented enhanced screening, quarantine requirements and travel restrictions in connection with the COVID-19 global pandemic. In addition to governmental measures, companies, including Dun & Bradstreet, are imposing, or may impose, temporary precautionary measures intended to help minimize the risk of the virus to employees, customers and communities, including requiring that employees work remotely and restricting non-essential travel. Given the breadth of our data, the large number of countries the data is sourced from and system requirements necessary to process and analyze such data, many of our employees and employees of our partners may be limited or unable to effectively work remotely. Further, our employees travel frequently to maintain relationships with and sell our solutions to our clients. Continued mandates that employees work remotely, prolonged travel restrictions or general economic uncertainty could negatively impact our suppliers' ability to provide us with data and services, our ability to deliver or market our solutions and client demand for our solutions. The extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the global pandemic and related travel advisories and quarantine or social distancing restrictions and impacts to the global markets, all of which are highly uncertain and cannot be predicted. Preventing the effects from and responding to this market disruption or any other public health threat, related or otherwise, could further impact demand for our solutions and could have a material adverse effect on our business, financial condition and results of operations.

Our international operations and our ability to expand our operations outside the United States are subject to economic, political and other inherent risks.

        We derive a portion of our revenues from clients outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. Expansion in international markets will require significant resources and management attention and will subject us to increased regulatory, economic and political risks.

        The solutions we offer in developed and emerging markets must match our clients' demand for those solutions. Due to price, limited purchasing power and differences in the development of our solutions, our solutions may not be accepted in any particular developed or emerging market, and our international expansion efforts may not be successful. Our business, financial condition and results of operations could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

  •
  currency exchange rate fluctuations;

  •
  foreign exchange controls that might prevent us from repatriating cash to the United States;

  •
  difficulties in managing and staffing international offices;

  •
  increased travel, infrastructure, legal and compliance costs of multiple international locations;

  •
  terrorist activity, natural disasters and other catastrophic events;

  •
  restrictions on the import and export of technologies or doing business with sanctioned countries, individuals and/or entities;

  •
  difficulties in enforcing contracts and collecting accounts receivable;

  •
  longer payment cycles;

  •
  failure to meet quality standards for outsourced work;

  •
  unfavorable tax rules;

  •
  political and economic conditions in foreign countries, particularly in emerging markets;

  •
  local regulations that could impact our data supply from foreign markets, including data localization and privacy laws;

  •
  compliance with the "One China" policy;

  •
  trade relations, including with China or that arise from the United Kingdom's vote to exit from the European Union commonly referred to as "Brexit";

  •
  varying business practices in foreign countries;

  •
  reduced protection for, or increased difficulty in enforcing, intellectual property rights;

  •
  the presence and acceptance of varying level of business corruption in international markets; and

  •
  foreign laws and regulatory requirements, including the United Kingdom Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act ("FCPA").

        For example, we self-reported certain payments and expenses made by two Chinese subsidiaries that may have been in violation of the FCPA. In April 2018, we agreed with the SEC to pay more than $9.0 million to resolve the FCPA charges arising from such actions. As we continue to expand internationally, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could have material adverse effect on our business, financial condition and results of operations.

Data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation.

        We collect, store and transmit a large amount of confidential company information on over 355 million total businesses as of December 31, 2019, including financial information and personal information. We operate in an environment of significant risk of cybersecurity incidents resulting from unintentional events or deliberate attacks by third parties or insiders, which may involve exploiting highly obscure security vulnerabilities or sophisticated attack methods. These cyberattacks can take many forms, but they typically have one or more of the following objectives, among others:

  •
  obtain unauthorized access to confidential information;

  •
  manipulate or destroy data; or

  •
  disrupt, sabotage or degrade service on our systems.

        We have experienced and expect to continue to experience numerous attempts to access our computer systems, software, networks, data and other technology assets on a daily basis. The security and protection of our data is a top priority for us. We devote significant resources to maintain and regularly upgrade the wide array of physical, technical and contractual safeguards that we employ to provide security around the collection, storage, use, access and delivery of information we have in our possession. Despite our physical security, implementation of technical controls and contractual precautions to identify, detect and prevent the unauthorized access to and alteration and disclosure of our data, we cannot be certain that third party systems that have access to our systems will not be compromised or disrupted in the future, whether as a result of criminal conduct or other advanced, deliberate attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. Due to the sensitive nature of the information we collect, store and transmit, it is not unusual for efforts to occur (coordinated or otherwise) by unauthorized persons to attempt to obtain access to our systems or data, or to inhibit our ability to deliver products or services to a consumer or a business client.

        We must continually monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. The preventive actions we take to address cybersecurity risk, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of cyberattacks as it may not always be possible to anticipate, detect or recognize threats to our systems, or to implement effective preventive measures against all cybersecurity risks. This is because, among other things:

  •
  the techniques used in cyberattacks change frequently and may not be recognized until after the attacks have succeeded;

  •
  cyberattacks can originate from a wide variety of sources, including sophisticated threat actors involved in organized crime, sponsored by nation-states, or linked to terrorist or hacktivist organizations; and

  •
  third parties may seek to gain access to our systems either directly or using equipment or security passwords belonging to employees, clients, third-party service providers or other users.

        Although we have not incurred material losses or liabilities to date as a result of any breaches, unauthorized disclosure, loss or corruption of our data or inability of our clients to access our systems, such events could disrupt our operations, subject us to substantial regulatory and legal proceedings and potential liability and fines, result in a material loss of business and/or significantly harm our reputation.

        We may not be able to immediately address the consequences of a cybersecurity incident because a successful breach of our computer systems, software, networks or other technology assets could occur and persist for an extended period of time before being detected due to, among other things:

  •
  the breadth and complexity of our operations and the high volume of transactions that we process;

  •
  the large number of clients, counterparties and third-party service providers with which we do business;

  •
  the proliferation and increasing sophistication of cyberattacks; and

  •
  the possibility that a third party, after establishing a foothold on an internal network without being detected, might obtain access to other networks and systems.

        The extent of a particular cybersecurity incident and the steps that we may need to take to investigate it may not be immediately clear, and it may take a significant amount of time before such an investigation can be completed and full and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, any or all of which could further increase the costs and consequences of a cybersecurity incident.

        Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, we are subject to laws that provide for at least 50 disparate notification regimes. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

        If we are unable to protect our computer systems, software, networks, data and other technology assets it could have a material adverse effect on our business, financial condition and results of operations.

A failure in the integrity of our data or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.

        The reliability of our solutions is dependent upon the integrity of the data in our global databases. We utilize single source providers in certain countries to support the needs of our clients globally and rely on members of our WWN to provide local data in certain countries. A failure in the integrity of our databases, or an inability to ensure that our usage of data is consistent with any terms or restrictions on such use, whether inadvertently or through the actions of a third party, could harm us by exposing us to client or third-party claims or by causing a loss of client confidence in our solutions. For example, we license data from third parties for inclusion in the data solutions that we sell to our clients, and while we have guidelines and quality control requirements in place, we do not have absolute control over such third parties' data collection and compliance practices. We may experience an increase in risks to the integrity of our databases as we acquire content through the acquisition of companies with existing databases that may not be of the same quality or integrity as our existing databases.

        In addition, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet as well as emergence of new technologies. These improvements, as well as changes in client preferences or regulatory requirements or transitions to non-traditional or free data sources or new technologies, may require changes in the technology used to gather and process our data and deliver our solutions. Further, we rely on third-party technology contractors that have extensive knowledge of our systems and database technologies. The loss of these third-party contractors could negatively affect our ability to maintain and improve our systems. Our success will depend, in part, upon our ability to:

  •
  internally develop and implement new and competitive technologies;

  •
  use leading third-party technologies and contractors effectively;

  •
  respond to changing client needs and regulatory requirements, including being able to bring our new solutions to the market quickly; and

  •
  transition clients and data sources successfully to new interfaces or other technologies.

        We may not successfully implement new technologies, cause clients or data suppliers to implement compatible technologies or adapt our technology to evolving client, regulatory and competitive requirements. If we fail to respond, or fail to cause our clients or data suppliers to respond, to changes in technology, regulatory requirements or client preferences, the demand for our solutions, the delivery of our solutions or our market reputation could be adversely affected. Additionally, our failure to implement important updates or the loss of key third-party technology consultants could affect our ability to successfully meet the timeline for us to generate cost savings resulting from our investments in improved technology. Failure to achieve any of these objectives would impede our ability to deliver strong financial results.

        Although we are continually evolving the systems upon which we rely to sustain delivery of our solutions, meet client demands and support the development of new solutions and technologies, certain of our existing infrastructure is comprised of complex legacy technology that requires time and investment to upgrade without disruption to the business. We have in the past been subject to client and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of monetary damages. We have also licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by clients, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

If we experience system failures, personnel disruptions or capacity constraints, the delivery of our solutions to our clients could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or clients.

        Our ability to provide reliable service largely depends on our ability to maintain the efficient and uninterrupted operation of our computer network, systems and data centers, some of which have been outsourced to third-party providers. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems, personnel and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, civil disobedience, telecommunication failures, computer viruses, DDoS attacks or human error. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could have a material adverse effect on our business, financial condition and results of operations.

We could lose our access to data sources, which could prevent us from providing our solutions.

        Our solutions depend extensively upon continued access to and receipt of data from external sources, including data received from clients, strategic partners and various government and public records repositories. In some cases, we compete with our data providers. Our data providers could stop providing data, provide untimely data or increase the costs for their data for a variety of reasons, including a perception that our systems are unsecure as a result of a data security incidents, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. For example, the ability of our data providers to process and analyze such data may be constrained by government mandates to work remotely. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use or transfer of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data or cannot be transferred out of the country where it has been collected. We may not be successful in maintaining our relationships with these external data source providers or be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we may not able to obtain data from alternative sources if our current sources become unavailable. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our ability to provide solutions could be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We use software vendors and network and cloud providers in our business and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change it could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to provide solutions to our clients requires that we work with certain third party providers, including software vendors and network and cloud providers, and depends on such third parties meeting our expectations in both timeliness, quality, quantity and economics. Our third party suppliers may be unable to meet such expectations due to a number of factors, including due to factors attributable to the COVID-19 global pandemic. We might incur significant additional liabilities if the services provided by these third parties do not meet our expectations, if they terminate or refuse to renew their relationships with us or if they were to offer their services to us on less advantageous terms. In addition, while there are backup systems in many of our operating facilities, we may experience an extended outage of network services supplied by these vendors or providers that could impair our ability to deliver our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our relationships with key long-term clients, business partners and government contracts for a substantial part of our revenue, the diminution or termination of which could have a material adverse effect on our business, financial condition and results of operations.

        We have long-standing relationships with a number of our clients, many of whom renew their contracts with us annually, which provides our clients with the opportunity to renegotiate their contracts with us, award more business to our competitors or utilize alternative data sources. We also provide our data and solutions to business partners who may combine them with their own and other brands and services and sell them to clients. Such business partners may terminate their agreements with us and compete with us by selling our data or solutions to our clients. We may not retain or renew existing agreements, maintain relationships with any of our clients or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent clients or business partners.

        Market competition, business requirements, financial condition and consolidation through mergers or acquisitions, could also adversely affect our ability to continue or expand our relationships with our clients and business partners. There has been, and we expect there will continue to be, merger, acquisition and consolidation activity among our clients. If our clients merge with, or are acquired by, other entities that are not our clients, or that use fewer of our solutions, our revenue may be adversely impacted. Industry consolidation could also affect the base of recurring transaction-based revenue if consolidated clients combine their operations under one contract, since most of our contracts provide for volume discounts. In addition, our existing clients might leave certain geographic markets, which would no longer require them to purchase certain solutions from us and, consequently, we would generate less revenue than we currently expect.

        Further, we derive a portion of our revenue from direct and indirect sales to U.S., state, local and foreign governments and their respective agencies and our competitors are increasingly targeting such governmental agencies as potential clients. Such government contracts are subject to various procurement or other laws and regulations, as well as contractual provisions, and violations could result in the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension of future government contracting. In addition, these entities may require license terms that we are unwilling to agree to (e.g., open data rights). As such, we may lose government clients to our competitors, our government contracts may be terminated or not be renewed or we may be suspended from government work or the ability to compete for new contracts.

        The loss or diminution of one or more of our key clients, business partners or government contracts could have a material adverse effect on our business, financial condition and results of operations.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

        An important focus of our business is to identify business partners who can enhance our solutions and enable us to develop solutions that differentiate us from our competitors. We have entered into several alliance agreements or license agreements with respect to certain of our datasets and solutions and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our solutions among certain client industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could have a material adverse effect on our business, financial condition or results of operations. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements' partners are not successful in maintaining or commercializing the alliance agreements' solutions, such commercial failure could have a material adverse effect on our business, financial condition and results of operations.

        In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures, including through our WWN. These arrangements may not be successful and our relationships with our partners may not be mutually beneficial. For example, some of our WWN relationships may limit our ability to expand our international operations if one of our WWN partners already covers a particular geography. In addition, the terms of such relationships may restrict us from doing business in certain territories other than through such alliances or ventures, and we may be restricted in our ability to terminate such arrangements quickly if they no longer prove beneficial to us. Moreover, our ownership in and control of our foreign investments may be limited by local law. If these relationships cannot be established or maintained, it could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices. We also rely on trade secrets and other forms of unpatented intellectual property that may be difficult to protect.

        Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and solutions such as our proprietary software and databases. If we are unable to protect our intellectual property, including trade secrets and other unpatented intellectual property, our competitors could use our intellectual property to market and deliver similar solutions, decreasing the demand for our solutions. We rely on the patent, copyright, trademark, trade secret and other intellectual property laws of the United States and other countries, as well as contractual restrictions, such as nondisclosure agreements, to protect and control access to our proprietary intellectual property. These measures afford limited protection, however, in particular in regard to protection of databases, and may be inadequate. Moreover, much of the data contained in our databases is not proprietary to us. We may be unable to prevent third parties from using our proprietary assets without our authorization or from breaching any contractual restrictions with us. Enforcing our rights could be costly, time-consuming, distracting and harmful to significant business relationships. Claims that a third party illegally obtained and is using trade secrets can be difficult to prove, and courts outside the United States may be less willing to protect trade secrets or other intellectual property rights. Additionally, others may independently develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

        There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry. We may face claims that we infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until 18 months following submission of the patent application, and we may not be aware of currently filed patent applications that relate to our solutions or processes. If patents are later issued on these applications, we may be liable for infringement. In the event that claims are asserted against us, we may be required to obtain licenses from third parties (if available on acceptable terms or at all). Any such claims, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions. Although our policy is to obtain licenses or other rights where necessary, we may not have obtained all required licenses or rights. If a successful claim of infringement is brought against us and we fail to develop non-infringing solutions, or to obtain licenses on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to subscription and payment processing risk from our third-party vendors and any disruption to such processing systems could have a material adverse effect on our business, financial condition and results of operations.

        We rely on a third-party subscription management platform to process the subscription plans and billing frequencies of our clients. In addition, we rely primarily on third parties for credit card payment processing services. If these third-party vendors were to experience an interruption, delay or outages in service and availability, we may be unable to process new and renewing subscriptions or credit card payments. Furthermore, if these third-party vendors experience a cybersecurity breach affecting data related to services provided to us, we could experience reputational damage or incur liability. Although alternative providers may be available to us, we may incur significant expense and research and development efforts to deploy any alternative providers. To the extent there are disruptions in our or third-party subscription and payment processing systems, we could experience revenue loss, accounting issues and harm to our reputation and client relationships, which could have a material adverse effect on our business, financial condition and results of operations.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that could have a material adverse effect on our business, financial condition and results of operations.

        Acquisitions are part of our growth strategy. We may acquire or make investments in businesses that offer new or complementary solutions and technologies. Acquisitions may not be completed on favorable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

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  failing to achieve the financial and strategic goals for the acquired business;

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  paying more than fair market value for an acquired company or assets;

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  failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;

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  disrupting our ongoing businesses;

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  distracting management focus from our existing businesses;

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  acquiring unanticipated liabilities;

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  failing to retain key personnel;

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  incurring the expense of an impairment of assets due to the failure to realize expected benefits;

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  damaging relationships with employees, clients or strategic partners;

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  diluting the share value of existing stockholders; and

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  incurring additional debt or reducing available cash to service our existing debt.

        Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

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  disrupting our ongoing businesses;

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  reducing our revenues;

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  losing key personnel;

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  distracting management focus from our existing businesses;

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  indemnification claims for breaches of representations and warranties in sale agreements;

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  damaging relationships with employees and clients as a result of transferring a business to new owners; and

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  failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

        These risks could have a material adverse effect on our business, financial condition and results of operations, particularly if they occur in the context of a significant acquisition or divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.

        Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. We have attempted to mitigate this risk by entering into employment contracts with the members of our senior management operating team and providing long-term incentive compensation with multi-year vesting provisions. If we lose key members of our senior management operating team or are unable to effect smooth transitions from one executive to another as part of our succession plan, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to attract and retain the skilled employees that we need to support our business.

        Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. If we are unable to find qualified successors to fill key positions as needed, our business could be seriously harmed. The complexity of our solutions requires trained client service and technical support personnel. We may not be able to hire and retain such qualified personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality solutions could diminish, which could have a material adverse effect on our business, financial condition and results of operations.

Certain of our executive officers and directors have or will have interests and positions that could present potential conflicts and demands on their time.

        We are party to a variety of related party agreements and relationships with our Investor Consortium or their affiliates. Our Chief Executive Officer, Anthony M. Jabbour, also serves as the Chief Executive Officer of Black Knight, which may require him to devote a significant amount of time to Black Knight. Five of our eight directors, including Messrs. Foley, Jabbour, Hagerty, Massey and Rao also serve on the board of directors of Black Knight. Mr. Foley also serves as Chairman of the board of directors of Cannae and our director Richard N. Massey serves as Chief Executive Officer and a director of Cannae.

        As a result of the foregoing, there may be circumstances where Mr. Jabbour, Mr. Foley and certain of our other directors may be subject to conflicts of interest with respect to, among other things: (i) our ongoing or future relationships with members or affiliates of the Investor Consortium, including any related party agreements; (ii) the quality, pricing and other terms associated with services that we provide to members or affiliates of the Investor Consortium, or that they provide to us, under related party agreements that we may have now or in the future; (iii) business opportunities arising for any of us, members or affiliates of the Investor Consortium; and (iv) conflicts of time with respect to matters potentially or actually involving or affecting us.

        We have in place a code of conduct prescribing procedures for managing conflicts of interest. Our chief compliance officer and audit committee take responsibility for the review, approval or ratification of any potential conflicts of interest transactions. Additionally, we expect that interested directors will abstain from decisions with respect to conflicts of interest as a matter of practice. However, there can be no assurance that such measures will be effective, that we will be able to resolve all potential conflicts or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with an unaffiliated third party. See "Certain Relationships and Related Party Transactions."

Certain estimates of market opportunity, forecasts of market growth and our operating metrics included in this prospectus may prove to be inaccurate.

        Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see "Business—Our Market Opportunity."

We are subject to various governmental regulations, laws and orders, compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.

        We are subject to various government regulations, such as the Federal Trade Commission Act ("FTC Act") in the United States, the GDPR in the United Kingdom and various other international, federal, state and local laws and regulations. See "Business—Regulatory Matters" for a description of select regulatory regimes to which we are subject. These laws and regulations, which generally are designed to protect the privacy of information relating to individuals and to prevent the unauthorized collection, access to and use of personal or confidential information available in the marketplace and prohibit certain deceptive and unfair acts, are complex and have tended to become more stringent over time. Further, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. For example, several U.S. states have recently introduced and passed legislation to expand data security breach notification rules and to expand the scope of privacy protections provided. We already incur significant expenses in our attempt to ensure compliance with these laws.

        Some of these state laws are intended to provide consumers (including sole proprietors) with greater transparency and control over their personal data. For example, the CCPA, which became effective January 1, 2020, applies to certain businesses that collect personal information from California residents, provides for penalties for noncompliance of up to $7,500 per violation, and establishes several rights for California residents, including a right to know what personal information is being collected about them and whether and to whom it is sold, a right to access their personal information and have it deleted, a right to opt out of the sale of their personal information and a right to equal service and price regardless of exercise of these rights. Implementing regulations from the California Attorney General that may clarify the CCPA are not likely to go into effect before July 1, 2020. Until then, it remains unclear how various provisions of the CCPA will be interpreted and enforced. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

        The following legal and regulatory developments also could have a material adverse effect on our business, financial condition or results of operations:

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  changes in cultural and consumer attitudes in favor of further restrictions on information collection use and transfer, which may lead to regulations that prevent full utilization of our solutions and impair our ability to transfer data cross-borders;

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  failure of data suppliers or clients to comply with laws or regulations, where mutual compliance is required;

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  failure of our solutions to comply with current laws and regulations; and

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  failure to adapt our solutions to changes in the regulatory environment in an efficient, cost-effective manner.

        Changes in applicable legislation or regulations that restrict or dictate how we collect, maintain, combine and disseminate information could have a material adverse effect on our business, financial condition or results of operations. In the future, we may be subject to significant additional expense to ensure continued compliance with applicable laws and regulations and to investigate, defend or remedy actual or alleged violations. Moreover, our compliance with privacy laws and regulations and our reputation depend in part on our clients' and business partners' adherence to privacy laws and regulations and their use of our solutions in ways consistent with client expectations and regulatory requirements. Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which can vary by geography and industry served. As such, performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of their business expansion or leave a business exposed to fines and penalties. Further, certain of the laws and regulations governing our business are subject to interpretation by judges, juries and administrative entities, creating substantial uncertainty for our business. We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business.

Current and future litigation, investigations or other actions against us could be costly and time consuming to defend.

        We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, employment claims made by our current or former employees and regulatory investigations or other proceedings by state and federal regulators. We are currently responding to a second civil investigative demand from the U.S. Federal Trade Commission ("FTC") that we received in September 2019 in relation to an investigation by the FTC into potential violations of Section 5 of the FTC Act, primarily concerning our credit managing and monitoring products, such as CreditBuilder. This and other regulatory investigations may result in the assessment of fines for violations of laws or regulations or settlements resulting in a variety of remedies. While we have been working, and will continue to work, cooperatively with the FTC, the matter is ongoing and we cannot predict the outcome at this time.

        We may incur material costs and expenses in connection with any investigations or claims, including but not limited to fines or penalties and legal costs, or be subject to other remedies, any of which could have a material adverse effect on our business, financial condition and results of operations. Insurance may not cover such investigations and claims, may not be sufficient for one or more such investigations and claims and may not continue to be available on terms acceptable to us. An investigation or claim brought against us that is uninsured or underinsured could result in unanticipated costs, management distraction or reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

If we experience changes in tax laws or adverse outcomes resulting from examination of our tax returns, it could have a material adverse effect on our business, financial condition and results of operations.

        We are subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions. From time to time U.S. federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially different corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. Governments have strengthened their efforts to increase revenues through changes in tax law, including laws regarding transfer pricing, economic presence and apportionment to determine the tax base.

        Consequently, significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns and other tax authorities in the United States and in foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes and reserves for other taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in tax laws, or challenges from tax authorities under existing tax laws could have a material adverse effect on our business, financial condition and results of operations.

        On December 22, 2017, a law commonly known as the Tax Cuts and Jobs Act (the "2017 Act") was enacted in the United States. Among other things, the Act reduces the U.S. corporate income tax rate to 21 percent and implements a new system of taxation for non-U.S. earnings, including by imposing a one-time tax on the deemed repatriation of undistributed earnings of non-U.S. subsidiaries. In the absence of guidance on various uncertainties and ambiguities in the application of certain provisions of the Act, we have used what we believe are reasonable interpretations and assumptions in applying the Act, but it is possible that the Internal Revenue Service ("IRS") or the Financial Accounting Standards Board could issue subsequent guidance or take positions that differ from our prior interpretations and assumptions, which could have a material adverse effect on our business, financial condition and results of operations.

We have recorded a substantial amount of goodwill as a result of the Take-Private Transaction, and an economic downturn could cause the goodwill to become impaired, requiring write-downs that could have a material adverse effect on our business, financial condition, results of operations.

        Goodwill recorded on our balance sheet was approximately $            , or approximately        % of our total assets, as of December 31, 2019. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and property, plant and equipment for impairment if there are indicators of a possible impairment.

        There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and property, plant and equipment. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or impairment in our financial performance and/or future outlook, the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our business, financial condition and results of operations.

Our pension plans are subject to financial market risks that could have a material adverse effect on our business, financial condition and results of operations.

        We have significant pension plan assets and funding obligations. The performance of the financial and capital markets impacts our plan expenses and funding obligations. Decreases in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets will increase our funding obligations, and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to losses from risks for which we do not insure.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could have a material adverse effect on our financial condition and our ability to operate our business or react to changes in the economy or our industry, prevent us from fulfilling our obligations and could divert our cash flow from operations for debt payments.

        We have a substantial amount of indebtedness, which require significant interest and principal payments. As of December 31, 2019, we had $4,043.0 million in total indebtedness outstanding, consisting of term loan borrowings (the "New Term Loan Facility") under our senior secured credit facilities (the "New Senior Secured Credit Facilities"), senior secured and unsecured notes (the "New Notes") and our repatriation bridge facility (the "New Repatriation Bridge Facility"). After giving effect to the repayment of the New Repatriation Bridge Facility in February 2020 and borrowings made under our revolving credit facility (the "New Revolving Facility") during the first quarter of 2020, we would have had $4,180.0 million in total indebtedness outstanding as of December 31, 2019. In addition, subject to the limitations contained in the credit agreements governing our New Senior Secured Credit Facilities and the indentures governing our New Notes, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of debt could increase. This substantial amount of indebtedness could have important consequences to us, including the following:

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  it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding indebtedness;

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  our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;

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  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;

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  we will be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry will be more limited;

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  our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of indebtedness and the restrictive covenants in our credit agreements and indentures;

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  our ability to borrow additional funds or to refinance indebtedness may be limited; and

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  it may cause potential or existing clients or vendors to not contract with us due to concerns over our ability to meet our financial obligations.

        For additional information, see "Description of Material Indebtedness."

Despite our indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness that may be incurred in compliance with these restrictions could be substantial. Further, the restrictions in such agreements do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined in such debt instruments.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

        We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash transfers in the form of intercompany loans and receivables from our subsidiaries to meet our obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or make other distributions to us.

We may be unable to service our indebtedness.

        Our ability to make scheduled payments on and to refinance our indebtedness, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. Lower net revenues before provision for uncollectibles, or higher provision for uncollectibles, generally will reduce our cash flow. We may not generate sufficient cash flow from operations, realize anticipated cost savings and operating improvements or be able to borrow sufficient funds to service or refinance our indebtedness or fund our other liquidity needs.

        If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our indebtedness, which could cause us to default on our debt obligations and impair our liquidity. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

        Moreover, in the event of a default, the holders of our indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, if any. The lenders under the New Revolving Facility could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation. If we breach our covenants under the credit facilities, we would be in default thereunder. The lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The agreements governing our indebtedness impose significant operating and financial restrictions on us, which may restrict our ability to pursue our business strategies and capitalize on business opportunities.

        The agreements governing our indebtedness each impose significant operating and financial restrictions on us. These restrictions limit the ability of certain of our subsidiaries to, among other things:

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  incur or guarantee additional debt or issue disqualified stock or preferred stock;

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  pay dividends and make other distributions on, or redeem or repurchase, capital stock;

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  make certain investments;

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  incur certain liens;

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  enter into transactions with affiliates;

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  merge or consolidate;

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  enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuer or the guarantors;

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  designate restricted subsidiaries as unrestricted subsidiaries; and

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  transfer or sell assets.

        As a result of these restrictions, we are limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants.

        Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, it could have a material adverse effect on our business, financial condition and results of operations. See "Description of Material Indebtedness."

A decline in our operating results or available cash could cause us to experience difficulties in complying with covenants contained in more than one agreement, which could result in bankruptcy or liquidation.

        If we were to sustain a decline in our operating results or available cash, we could experience difficulties in complying with the financial covenants contained in our credit agreements. The failure to comply with such covenants could result in an event of default and by reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. In addition, should an event of default occur, the lenders of such debt could elect to terminate their commitments thereunder, cease making loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may need to obtain waivers from the required lenders under our credit facilities to avoid being in default. If we breach our covenants under our credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The interest rates of loans under our Credit Agreement are priced using a spread over LIBOR.

        LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate for the New Senior Secured Credit

Facilities under our Credit Agreement such that the interest due to the applicable lenders with respect to a term loan or revolving loan under our New Senior Secured Credit Facilities is calculated using LIBOR plus an applicable spread above LIBOR. On July 27, 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether or not new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. Dollar LIBOR with a new index calculated by short term repurchase agreements, backed by Treasury securities. If LIBOR ceases to be available, we may seek to amend the Credit Agreement to replace LIBOR with a new standard to the extent one is established. At this time, due to a lack of consensus as to what rate or rates may become accepted alternatives to LIBOR, it is impossible to predict the effect of any such alternatives on our liquidity, interest expense, or the value of the New Term Loan Facility, New Revolving Facility or New Repatriation Bridge Facility.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock may never develop or be sustained.

        We intend to apply to list our common stock on the NYSE or NASDAQ under the symbol "DNB." However, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters, and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our common stock may be volatile and you could lose all or part of your investment.

        Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock, regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

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  our operating performance and the performance of our competitors and fluctuations in our operating results;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  announcements by us or our competitors of new products, services, strategic investments or acquisitions;

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  actual or anticipated variations in our or our competitors' operating results, and our and our competitors' growth rates;

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  failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;

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  changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  the arrival or departure of key personnel;

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  the number of shares to be publicly traded after this offering;

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  future sales or issuances of our common stock, including sales or issuances by us, our officers or directors and our significant stockholders; and

  •
  other developments affecting us, our industry or our competitors.

        These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business or publish inaccurate or negative reports, our stock price could decline.

        The trading market for our common stock will be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, publish inaccurate or unfavorable research about our business or cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

        Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly.

        In connection with this offering, our officers, directors and holders of approximately        % of our outstanding common stock entered into lock-up agreements with the underwriters of this offering that, subject to certain exceptions, prohibit the signing party from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for a period of up to 180 days from the date of this prospectus filed in connection with this offering, although the representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, the representatives of the underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

        Additionally, following the completion of this offering, our Investor Consortium will collectively beneficially own approximately        % of our common stock (or approximately         % if the underwriters exercise their option to purchase additional shares in full). We expect to enter into a registration rights agreement with our Investor Consortium pursuant to which they will have the right to demand that we register shares of common stock held by them under the Securities Act and that we include any such shares in any registration statement that we file with the SEC, subject to certain exceptions. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." If the shares of common stock held by our Investor Consortium are registered for resale pursuant to such registration rights agreement, they will be freely tradeable. In the event such registration rights are exercised and a large number of shares of our common stock are sold in the public market, such sales could reduce the trading price of our common stock.

        Further, we intend to adopt an equity incentive plan pursuant to which stock options to purchase shares of common stock and other stock-based awards are anticipated to be issued from time to time to our officers, directors, consultants and key employees. We intend to file a registration statement registering under the Securities Act            shares of common stock reserved for issuance under our equity incentive plan.

        As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales, or the possibility that these sales may occur, might also make it more difficult for us to raise capital through the sale of equity securities at a time and at a price that we deem appropriate.

        See "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We do not intend to pay dividends for the foreseeable future.

        We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. As a result of our current dividend policy, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our board of directors deems relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing our indebtedness. For more information, see "Dividend Policy."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our amended and restated certificate of incorporation, our directors will not be liable to us or any stockholders for monetary damages for any breach of fiduciary duty, except (i) for acts that breach his or her duty of loyalty to the company or its stockholders, (ii) for acts or omissions without good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (the "DGCL") or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We will elect to take advantage of the "controlled company" exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

        Because we qualify as a "controlled company" under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our board be independent under the applicable rules of the NYSE or NASDAQ, nor are we required to have a compensation committee or a corporate governance and nominating committee comprised entirely of independent directors. In light of our status as a controlled company, our board of directors will establish a compensation committee and a corporate governance and nominating committee that are not comprised solely of independent members at the time of the offering. In addition, our board of directors will not be composed of a majority of independent directors. Accordingly, should the interests of our Investor Consortium differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our Investor Consortium can significantly influence our business and affairs and may have conflicts of interest with us in the future.

        Following the completion of this offering, our Investor Consortium will collectively own approximately        % of our common stock (or approximately        % if the underwriters exercise their option to purchase additional shares in full). As a result, the members of the Investor Consortium have the ability to prevent any transaction that requires the approval of stockholders, including the election of directors, mergers and takeover offers, regardless of whether others believe that approval of those matters is in our best interests.

        In addition, the members of the Investor Consortium are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the members of the Investor Consortium may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Investor Consortium, or funds controlled by or associated with the Investor Consortium, continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Investor Consortium will continue to be able to strongly influence us. Our amended and restated certificate of incorporation will provide that none of the members of the Investor Consortium or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. See "Description of Capital Stock—Common Stock—Corporate Opportunities."

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

        The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of December 31, 2019, and the initial public offering price of $            per share, you will incur immediate and substantial dilution in the amount of $            per share. See "Dilution."

As a public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations of the NYSE or NASDAQ. We will have to establish procedures and practices required as a public company. Establishing such procedures and practices will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as our financial reporting obligations. As a result, we have and will continue to incur significant legal, accounting and other expenses that we did not previously incur to comply with these rules and regulations. Furthermore, the need to establish the corporate infrastructure necessary for a public company may divert some of management's attention from operating our business and implementing our strategy. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we may incur significant costs in order to comply with these requirements.

        In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our second annual report on Form 10-K we file with the SEC following this offering. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the DGCL, could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

        In addition, our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to            shares of preferred stock, par value $            per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares. See "Description of Capital Stock—Anti-takeover Provisions."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions of our industry and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategies, product development efforts and future expenses. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the following:

  •
  our ability to implement and execute our strategic plans to transform the business;

  •
  our ability to develop or sell solutions in a timely manner or maintain client relationships;

  •
  competition for our solutions;

  •
  harm to our brand and reputation;

  •
  unfavorable global economic conditions;

  •
  an outbreak of disease, global or localized health pandemic or epidemic, or the fear of such an event (such as COVID-19);

  •
  risks associated with operating and expanding internationally;

  •
  failure to prevent cybersecurity incidents or the perception that confidential information is not secure;

  •
  failure in the integrity of our data or the systems;

  •
  experiencing system failures and personnel disruptions, which could delay the delivery of our solutions to our clients;

  •
  losing access to data sources;

  •
  failure of our software vendors and network and cloud providers to perform as expected or if our relationship is terminated;

  •
  loss or diminution of one or more of our key clients, business partners or government contracts;

  •
  dependence on strategic alliances, joint ventures and acquisitions to grow our business;

  •
  our ability to protect our intellectual property adequately or cost-effectively;

  •
  claims for intellectual property infringement;

  •
  interruptions, delays or outages to subscription or payment processing platforms;

  •
  risks related to acquiring and integrating businesses and divestitures of existing businesses;

  •
  ability to retain members of the senior leadership team and attract and retain skilled employees;

  •
  compliance with governmental laws and regulations; and

  •
  the other factors set forth under "Risk Factors."

        See "Risk Factors" for a further description of these and other factors. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make such statement. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of            shares of common stock in this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes an initial public offering price of $            per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $             million.

        We intend to use these net proceeds from this offering to redeem all or a portion of our Series A Preferred Stock that we issued in connection with the Take-Private Transaction.

        Assuming no exercise of the underwriters' option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

        An increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $            , based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus.

 DIVIDEND POLICY

        On June 19, 2019, June 28, 2019, September 27, 2019 and December 27, 2019, we made aggregate dividend payments of approximately $21.3 million, $10.7 million, $32.1 million and $32.0 million, respectively, to holders of our Series A Preferred Stock in accordance with the terms thereof. We intend to use the proceeds from this offering to redeem all or a portion of our Series A Preferred Stock. See "Use of Proceeds."

        We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

        Our ability to pay dividends is currently restricted by the terms of the agreements governing our indebtedness and may be further restricted by any future indebtedness we incur. See "Description of Material Indebtedness."

        We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries.

        In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

        Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

  •
  restrictions in the agreements governing our indebtedness;

  •
  general economic and business conditions;

  •
  our earnings, financial condition and results of operations;

  •
  our capital requirements;

  •
  our prospects;

  •
  legal restrictions; and

  •
  such other factors as our board of directors may deem relevant.

        See "Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock—We do not intend to pay dividends for the foreseeable future," "—Risks Related to Our Indebtedness—We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations," "—The agreements governing our indebtedness impose significant operating and financial restrictions on us, which may restrict our ability to pursue business strategies and capitalize on business opportunities," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," "Description of Material Indebtedness" and "Description of Capital Stock."

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the sale of shares of our common stock in this offering and the application of the net proceeds received by us from this offering as described under "Use of Proceeds."

        This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Condensed Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" as well as the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited; in millions, except share and per share data)
Cash and cash equivalents	$98.6	$	$

Debt:
New Senior Secured Credit Facilities:(2)
New Repatriation Bridge Facility	$63.0	$	$
New Revolving Facility	—
New Term Loan Facility	2,530.0
6.875% New Senior Secured Notes due 2026(3)	700.0
10.250% New Senior Unsecured Notes due 2027(4)	750.0

Total debt	$4,043.0	$	$

Series A Preferred Stock $0.001 par value per share, 1,050,000 shares authorized, issued and outstanding, actual; Liquidation preference of $1,067.9 at December 31, 2019; shares authorized shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted(5)	$1,031.8	$	$

Stockholder equity:
Common stock, $0.01 par value per share, 1,000 shares authorized, 1,000 shares issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	$—	$	$
Preferred stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted(6)	—
Capital surplus	2,116.9
Accumulated deficit	(573.5)
Accumulated other comprehensive loss	(23.5)

Total stockholder equity	1,519.9
Non-controlling interest	57.8

Total equity	$1,577.7	$	$

Total capitalization	$6,652.5	$	$

(1)
Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $             million (assuming no exercise of the underwriters' option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $            , based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus.

(2)
Borrowings under the New Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over the LIBOR rate subject to interest rate floors. As of

  December 31, 2019, our New Senior Secured Credit Facilities consisted of (i) the $2,530.0 million New Term Loan Facility with an interest rate margin of 500 basis points over the LIBOR rate that will amortize beginning June 30, 2020, in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026; (ii) the New Revolving Facility, which provides for up to $400.0 million of revolving extensions of credit outstanding any time until February 8, 2024 with an interest rate margin of 350 basis points over the LIBOR rate and (iii) a $63.0 million New Repatriation Bridge Facility with an interest rate margin of 350 basis points over the LIBOR rate that matured on February 7, 2020. As of December 31, 2019, we had no borrowings outstanding under the New Revolving Facility and the aggregate outstanding principal amount of the New Term Loan Facility and the New Repatriation Bridge Facility was $2,530.0 million and $63.0 million, respectively. Unamortized discount and debt issuance costs were $98.3 million and $0.1 million for the New Term Loan Facility and the New Repatriation Bridge Facility, respectively, as of December 31, 2019. The New Repatriation Bridge Facility was fully paid off in February 2020. As of March 25, 2020, we had $200.0 million in outstanding borrowings under the New Revolving Facility. See "Description of Material Indebtedness."

(3)
Unamortized debt issuance costs and discount was $15.8 million at December 31, 2019.

(4)
Unamortized debt issuance costs and discount was $28.0 million at December 31, 2019.

(5)
Total unamortized issuance costs and discount was $19.5 million at December 31, 2019.

(6)
Does not include Series A Preferred Stock on an actual basis, which is reflected above.

 DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

        Our pro forma net tangible book value as of                        was $            , or $            per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding.

        After giving effect to (i) the sale of            shares of common stock in this offering at the assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range on the cover page of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of                        would have been $             million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $            per share to new investors.

        The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors in this offering		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the estimated public offering price range on the cover page of this prospectus), would increase (decrease) our as adjusted net tangible book value, after this offering by $             million, or $            per share and the dilution per share to new investors by $            , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        A one million increase (decrease) in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value by approximately $             million, or $            per share, and the dilution per share to new investors by approximately $            , in each case assuming the initial public offering price of $            per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on a pro forma as adjusted basis as of                        , after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $            per

share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

        If the underwriters were to fully exercise their option to purchase                        additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be        %, and the percentage of shares of our common stock held by new investors would be        %.

        The above discussion and tables are based on the number of shares outstanding at                        . In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Take-Private Transaction on February 8, 2019, the accompanying historical financial statements and selected historical consolidated financial data are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of The Dun & Bradstreet Corporation and its subsidiaries prior to the closing of the Take-Private Transaction. References to Successor refer to the consolidated financial position of Dun & Bradstreet Holdings, Inc. as of December 31, 2019 and the consolidated results of operations and cash flows of Dun & Bradstreet Holdings, Inc. and its subsidiaries for the period from January 1, 2019 to December 31, 2019. During the period from January 1, 2019 to February 7, 2019, Dun & Bradstreet Holdings, Inc. had no significant operations and limited assets and had only incurred transaction-related expenses prior to the Take-Private Transaction. The Successor period also includes the results of operations and cash flows of the business acquired in the Take-Private Transaction for the period from February 8, 2019 to December 31, 2019. The consolidated financial statements for the Successor period are not comparable to those of the Predecessor periods.

        We derived the selected historical consolidated financial data for the period from January 1, 2019 to December 31, 2019 and as of December 31, 2019 from the Successor's audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data for the period from January 1, 2019 to February 7, 2019, the twelve months ended December 31, 2018 and 2017 and as of December 31, 2018 from the Predecessor's audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 from the Predecessor's consolidated financial statements that are not included in this prospectus. We derived pro forma data from Unaudited Pro Forma Condensed Combined Financial Data included elsewhere in this prospectus.

        Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with "Prospectus Summary—Summary Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Condensed Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1, 2019 to February 7, 2019
			Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015

		(in millions, other than per share data)
Statement of operations data:
Revenue(1)	$1,413.9	$178.7	$1,716.4	$1,742.5	$1,703.7	$1,637.1

Operating expenses	448.5	56.7	563.4	573.3	542.6	544.7
Selling and administrative expenses(2)	651.2	122.4	610.0	672.4	711.2	664.4
Depreciation and amortization(3)	482.4	11.1	88.7	79.7	68.6	58.7
Restructuring charge	51.8	0.1	25.4	32.1	22.1	32.3

Total operating costs	1,633.9	190.3	1,287.5	1,357.5	1,344.5	1,300.1

Operating (loss) income	(220.0)	(11.6)	428.9	385.0	359.2	337.0
Non-operating expenses	(455.9)	(91.2)	(55.8)	(62.3)	(155.6)	(57.0)

(Loss) income before provision for income taxes	(675.9)	(102.8)	373.1	322.7	203.6	280.0
Less: (benefit) provision for income taxes	(118.2)	(27.5)	81.6	179.7	99.9	74.2
Equity in net income of affiliates	4.2	0.5	2.8	2.8	2.8	2.7

Net (loss) income from continuing operations	(553.5)	(74.8)	294.3	145.8	106.5	208.5
Net (loss) income attributable to the non-controlling interest	(6.5)	(0.8)	(6.2)	(4.1)	(5.0)	(4.3)
Dividends allocated to preferred stockholders	(114.0)	—	—	—	—	—

Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/ The Dun & Bradstreet Corporation (Predecessor).	$(674.0)	$(75.6)	$288.1	$141.7	$101.5	$204.2

Net earnings per share from continuing operations
Basic	$(674,000)	$(2.04)	$7.76	$3.84	$2.78	$5.66
Diluted	$(674,000)	$(2.04)	$7.72	$3.81	$2.76	$5.61
Pro forma earnings per share
Basic	$(598,000)
Diluted	$(598,000)
Weighted-average shares outstanding
Basic	See Note(6)	37.2	37.1	36.9	36.5	36.1
Diluted	See Note(6)	37.2	37.3	37.2	36.8	36.4
Pro forma weighted-average shares outstanding
Basic
Diluted
Cash flow data:
Net cash (used in) provided by:
Operating activities from continuing operations	$(63.0)	$(65.4)	$325.4	$286.5	$322.7	$336.8
Investing activities from continuing operations	$(6,154.6)	$(5.3)	$(65.3)	$(206.6)	$(58.1)	$(371.1)
Financing activities from continuing operations	$6,321.8	$96.9	$(609.7)	$(18.8)	$(224.9)	$110.7
Balance sheet data at end of period(4)(5):
Cash and cash equivalents	$98.6	—	$90.2	$442.4	$352.6	$365.7
Total assets	$9,112.8	—	$1,820.9	$2,480.9	$2,209.2	$2,266.5
Total debt (current and long term)	$3,900.8	—	$1,136.6	$1,678.1	$1,617.0	$1,817.0
Total liabilities	$6,503.3	—	$2,510.8	$3,292.1	$3,197.0	$3,371.8
Cash dividends per common share	$—	—	$1.57	$2.01	$1.93	$1.85

(1)
On January 1, 2018, we adopted Topic 606 for revenue recognition accounting. Revenue prior to January 1, 2018 was accounted for based on Topic 605 accounting.

(2)
Includes transaction costs of $147.4 million and $52.0 million directly attributable to the Take-Private Transaction for the Successor period from January 1, 2019 to December 31, 2019 and the Predecessor period from January 1, 2019 to February 7, 2019, respectively. In addition, for the Predecessor period from January 1, 2019 to February 7, 2019, we incurred $10.4 million to accelerate the vesting of equity-based grants as a result of the Take-Private Transaction.

(3)
Higher amortization expenses for the Successor period from January 1, 2019 to December 31, 2019 was primarily due to the application of purchase accounting resulting in higher amortization associated with recognized intangible assets in connection with the Take-Private Transaction.

(4)
A balance sheet is not presented as of February 7, 2019. See Note 13 to the consolidated financial statements for purchase price allocation in connection with the Take-Private Transaction.

(5)
On January 1, 2019, we adopted Topic 842. As a result, we recognized all operating leases as right of use assets and lease liabilities on the balance sheet effective January 1, 2019. Leases were accounted for based on Topic 840 prior to January 1, 2019.

(6)
For the period from January 1, 2019 to December 31, 2019, weighted average basic and diluted shares outstanding were 1,000 during the period.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following table presents selected unaudited pro forma condensed combined financial information about our consolidated statements of operations, after giving effect to the Take-Private Transaction and the related financing activities as if they occurred on January 1, 2019. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Take-Private Transaction and the related financing activities, (2) factually supportable and (3) expected to have a continuing impact on the combined results.

        On February 8, 2019, a subsidiary of Dun & Bradstreet Holdings, Inc. merged with and into The Dun & Bradstreet Corporation, and The Dun & Bradstreet Corporation became an indirect subsidiary of Dun & Bradstreet Holdings, Inc. Dun & Bradstreet Holdings, Inc. is indirectly owned by members of the Investor Consortium. The Take-Private transaction was valued at $6,068.7 million of which $5,431.2 million was paid to acquire then-outstanding Predecessor's common stock, including stock options and restricted stock units, based on $145.00 per share and $637.5 million was paid to extinguish our then-existing debt on the closing date of the Take-Private Transaction. Assets and liabilities were recorded at the estimated fair value initially at the transaction closing date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets recognized. We completed the purchase accounting process as of December 31, 2019.

        The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements as of and for the period from January 1, 2019 to December 31, 2019 and for the twelve months ended December 31, 2018 and the related notes included elsewhere in this prospectus.

        The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited condensed combined pro forma financial information should not be relied upon as being indicative of what our results of operations would have been had the Take-Private Transaction and the related financing activities been completed as of the date indicated. The unaudited pro forma condensed combined financial information also does not project our financial position or results of operations for any future period or date. Future results may vary significantly from the results reflected in the Pro Forma Condensed Combined Statement of Operations and Data (Unaudited) and should not be relied on as an indication of our results after the consummation of this offering contemplated by such unaudited pro forma condensed combined financial statements.

 DUN & BRADSTREET HOLDINGS, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS DATA (UNAUDITED)
($ IN MILLIONS EXCEPT SHARE AND PER SHARE DATA)

	Successor Period from January 1 to December 31, 2019	Pro Forma Adjustments		Predecessor From January 1 to February 7, 2019	Pro Forma Adjustments		Combined Pro Forma Twelve Months Ended December 31, 2019
Revenue	$1,413.9	$—		$178.7	$(16.0)	(a)	$1,576.6

Operating expenses	448.5	—		56.7	—		505.2
Selling and administrative expenses	651.2	(147.4)	(c)	122.4	(10.4)	(b)	560.7
					(52.0)	(c)
					(3.1)	(d)
Depreciation and amortization	482.4	—		11.1	45.1	(e)	538.6
Restructuring charge	51.8	—		0.1	—		51.9

Operating costs	1,633.9	(147.4)		190.3	(20.4)		1,656.4

Operating (loss) income	(220.0)	147.4		(11.6)	4.4		(79.8)

Interest income	2.4	—		0.3	—		2.7
Interest expense	(303.5)	—		(5.5)	(29.7)	(f)	(338.7)
Other income (expense)—net	(154.8)	—		(86.0)	(0.1)	(f)	(151.3)
					3.8	(g)
					85.8	(g)

Non-operating (expense) income—net	(455.9)	—		(91.2)	59.8		(487.3)

(Loss) income before provision for income taxes and equity in net income of affiliates	(675.9)	147.4		(102.8)	64.2		(567.1)
Less: (benefit) provision for income taxes	(118.2)	32.9	(h)	(27.5)	14.3	(h)	(98.5)
Equity in net income of affiliates	4.2	—		0.5	—		4.7

Net (loss) income	(553.5)	114.5		(74.8)	49.9		(463.9)
Less: net income attributable to the non-controlling interest	(6.5)	—		(0.8)	—		(7.3)
Less: dividends allocated to preferred stockholders	(114.0)	—		—	(13.7)	(i)	(127.7)

Net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$114.5		$(75.6)	$36.2		$(598.9)

Basic and diluted loss per share	$(674,000)						$(598,900)
Basic and diluted weighted average shares outstanding	1,000						1,000

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(1)   Basis of Presentation

        The unaudited pro forma condensed combined financial information is based on the historical financial statements of the Predecessor and was prepared using the acquisition method of accounting assuming the Take-Private Transaction and the related financing activities occurred on January 1, 2019. The acquisition method of accounting is based on Accounting Standard Code, or ASC, Topic 805, Business Combinations ("ASC 805"), and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements ("ASC 820"). Application of ASC 820 to determine fair value of acquired assets and liabilities in accordance to ASC 805 requires us to make judgments and estimates and it is possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

(2)   Pro Forma Adjustments

        This note should be read in conjunction with other notes in the unaudited pro forma condensed combined financial statements. Adjustments included in the columns under the headings "Pro Forma Adjustments" represent the following:

  (a)
  Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma condensed combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2019.

  (b)
  Represents stock-based compensation expense resulting from acceleration of Predecessor's stock options in connection with the Take-Private Transaction.

  (c)
  Represents adjustments related to transaction costs incurred by the Predecessor and Successor in connection with the Take-Private Transaction. Transaction costs primarily consisted of bank fees, sponsor fees, legal fees, professional fees, acquisition related incentive bonuses and others.

	Predecessor	Successor
	Period from January 1 to February 7, 2019	Period from January 1 to December 31, 2019
Successor transaction costs	$—	$147.4
Predecessor transaction costs	52.0	—

	$52.0	$147.4

  (d)
  Represents adjustment related to amortization for deferred commissions for the period from January 1, 2019 to February 7, 2019, as if the Take-Private Transaction had occurred on January 1, 2019. In connection with the Take-Private Transaction on February 8, 2019, deferred commission costs were set to zero reflecting its fair value as a result of purchase accounting application.

  (e)
  The table below sets forth incremental amortization expenses related to computer software and other intangible assets recognized as a result of the Take-Private Transaction in accordance to ASC 805. The pro forma condensed combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2019. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of December 31, 2019.

				Predecessor
Intangible Assets	Useful Lives	Value	Amortization Method	Period from January 1, 2019 to February 7, 2019
Trade name	Indefinite	$1,275.8	—	$—
Software short life	3	$22.2	Straight line	0.8
Software medium life	5	$31.7	Straight line	0.7
Software medium life	7	$175.5	Straight line	2.6
Software long life	10	$146.6	Straight line	1.5
Database	17	$1,722.0	Accelerated Method	19.9
Client relationships & partnership agreements	8 to 17	$2,618.8	Accelerated Method	29.6
Removal of Predecessor's intangible asset amortization				(10.0)

Total incremental amortization expense for intangible assets				$45.1

            The table below sets forth the future amortization as of December 31, 2019 associated with the intangible assets recognized as a result of the Take-Private Transaction:

	Year Ended December 31,
	2020	2021	2022	2023	2024	Thereafter	Total
Computer software	$53.5	$53.5	$46.8	$46.1	$40.4	$87.9	$328.2
Client relationship	253.6	237.6	221.6	205.6	189.6	1,041.5	2,149.5
Database	197.6	186.3	175.1	163.8	152.5	892.6	1,767.9

Total	$504.7	$477.4	$443.5	$415.5	$382.5	$2,022.0	$4,245.6

  (f)
  The table below sets forth incremental interest expenses resulting from the new debt issuance in connection with the Take-Private Transaction. Our indebtedness is described in further detail in Note 5 to the consolidated financial statements. The pro forma condensed combined statements of operations reflect this activity as if it had occurred on January 1, 2019.

			Predecessor
	Principal	Interest Rate	Period from January 1 to February 7, 2019
$400.0 million, New Revolving Facility	$—	LIBOR + 350 basis points(1)	$—
$500.0 million, New Repatriation Bridge Facility	$63.0	LIBOR + 350 basis points(1)	0.4
$2,530.0 million, New Term Loan Facility	$2,530.0	LIBOR + 500 basis points(1)	19.5
$700.0 million, 6.875% New Senior Secured Notes due 2026	$700.0	6.875%	4.9
$750.0 million, 10.250% New Senior Unsecured Notes due 2027	$750.0	10.250%	7.9
Amortization of deferred debt issuance cost			2.5
Removal of interest expense for then-existing debt prior to the Take-Private Transaction			(5.5)

Total incremental interest expense			$29.7

Amortization of deferred issuance costs for the New Revolving Facility			$0.2
Removal of amortization of then-existing Revolving Credit Facility			(0.1)

Total incremental amortization of deferred revolver fee			$0.1

(1)
Pro forma interest expense is calculated based on average monthly LIBOR rate for each applicable period. Every 1/8 percentage increase or decrease in the interest rate would increase or decrease pro forma interest expense by $0.4 million.
  (g)
  Represents adjustments related to our non-qualified pension plans as a result of the Take-Private Transaction as if the transaction occurred on January 1, 2019. In connection with the Take-Private Transaction, a change in control was triggered for a portion of the U.S. Non-Qualified Plans upon the stockholder approval of the Take-Private Transaction. For the remaining obligations of the U.S. Non-Qualified Plans, a change in control was triggered upon the close of the Take-Private Transaction. Total cash settlement payments of $190.5 million and $105.9 million were paid in January 2019 and March 2019, respectively, effectively settling the U.S. Non-Qualified Plan obligation. As a result, the Predecessor recorded a settlement charge of $85.8 million in the period from January 1, 2019 to February 7, 2019. Also in connection with the Take-Private Transaction, we have re-measured our global pension and postretirement plans on February 8, 2019 in accordance with the guidance within ASC 805 and ASC, Topic 715, Pension and Other Postretirement Benefits ("ASC 715") to recognize as part of the transaction an asset or a liability representing the funded status of each of the plans.

    The unrecognized actuarial losses or gains were set to zero as of February 8, 2019 as a result of purchase accounting. An adjustment is made to reverse the amortization of actuarial losses of $3.8 million recorded by the Predecessor in the period from January 1, 2019 to February 7, 2019.

  (h)
  A combined statutory tax rate of 22.3% is applied to the pro forma adjustments.

  (i)
  Adjustment is to provide for additional preferred dividends for the period from January 1, 2019 to February 7, 2019, giving effect to the Take-Private Transaction as if it had occurred on January 1, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our historical combined financial statements includes periods before the Take-Private Transaction as defined below under "—Take-Private Transaction." Accordingly, the discussion and analysis of such periods does not reflect the significant impact the Take-Private Transaction has had and will have on our results of operations. As a result, our historical results of operations are not comparable and may not be indicative of our future results of operations. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Selected Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Condensed Combined Financial Data," "—Liquidity and Capital Resources" and the financial statements and the related notes thereto included elsewhere in this prospectus.

        Information presented for the period from January 1 to December 31, 2019 is derived from the Successor's audited consolidated financial statements included elsewhere in this prospectus. Information presented for the period from January 1 to February 7, 2019 and each of the years ended December 31, 2018 and December 31, 2017 is derived from the Predecessor's audited consolidated financial statements for those periods included elsewhere in this prospectus.

Overview

        Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, confirm suppliers are financially viable and compliant with laws and regulations, enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

        Leveraging our category-defining commercial credit data and analytics, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables. We believe our proprietary Paydex score, a numerical indicator based on promptness of a business's payments to its suppliers and vendors, is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

        Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or "alternative," data to assist clients in optimizing their sales and marketing strategy by cleansing CRM data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines into a condensed list so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

        We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. We have a global client base of approximately 135,000, including some of the largest companies in the world. Covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing, our data and analytics support a wide range of use cases. In terms of our geographic footprint, we have an industry-leading presence in North America, a growing presence in the United Kingdom, Ireland, India and Greater China through our majority or wholly-owned subsidiaries and a broader global presence through our WWN relationships.

        We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenues, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have historically translated into high client retention and revenue visibility. We also benefit from strong operating leverage given our centralized Data Cloud and solutions, which allow us to generate strong contribution margins and free cash flow.

Segments

        Since the Take-Private Transaction, management has made changes to transform our business. As a result, during the fourth quarter of 2019, we changed the composition of our reportable segments, the classification of revenue by solution set and our measure of segment profit (from operating profit to adjusted EBITDA) in the information that we provide to our chief operating decision makers (CODMs) to better align with how they assess performance and allocate resources. Latin America Worldwide, which was previously included in the Americas reportable segment, is currently included in the International segment. Accordingly, prior period results have been recast to conform to the current presentation of segments, revenue by solution set, and the measure of segment profit. These changes do not impact our consolidated results.

        Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

        We manage our business and report our financial results in two operating and reportable segments: North America and International.

  •
  North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

  •
  International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom/Ireland ("U.K."), Greater China, India and indirectly though our WWN.

        The following table represents the contribution by segment to revenue:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

North America:
Finance & Risk	$728.2	$80.4	$792.6	$828.4
Sales & Marketing	588.3	67.8	628.0	615.6

Total North America	$1,316.5	$148.2	$1,420.6	$1,444.0

International:
Finance & Risk	$191.3	$43.4	$233.6	$246.0
Sales & Marketing	45.0	13.0	62.2	60.4

Total International	$236.3	$56.4	$295.8	$306.4

Corporate and other:
Finance & Risk	$(82.9)	$(19.2)	$—	$—
Sales & Marketing	(56.0)	(6.7)	—	(7.9)

Total corporate and other(1)	$(138.9)	$(25.9)	$—	$(7.9)

Total revenue:
Finance & Risk	$836.6	$104.6	$1,026.2	$1,074.4
Sales & Marketing	577.3	74.1	690.2	668.1

Total revenue	$1,413.9	$178.7	$1,716.4	$1,742.5

(1)
Revenue for Corporate and other represents deferred revenue purchase accounting adjustment recorded in accordance with GAAP related to the Take-Private Transaction and the acquisition of Lattice for the period from January 1, 2019 to December 31, 2019 (Successor), the International lag adjustment included in the period from January 1, 2019 to February 7, 2019 (Predecessor), and deferred revenue purchase accounting adjustments for the twelve months ended December 31, 2017 (Predecessor) related to the Avention, Inc. ("Avention") acquisition.

        Certain expenses incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These corporate costs typically are administrative in nature, such as restructuring, legal and regulatory charges, purchase accounting adjustments and transition and integration costs. In addition, we report in Corporate and Other revenue adjustments related to deferred revenue fair value adjustment recorded in accordance with GAAP and the International lag reporting adjustment, related to the Take-Private Transaction in 2019, and deferred revenue fair value adjustments related to the acquisitions of Lattice and Avention in 2019 and 2017, respectively.

        The financial statements of our subsidiaries outside of North America reflect a twelve months ended November 30 in order to facilitate the timely reporting of the consolidated financial results and consolidated financial position.

        The consolidated financial statements reflect results of the subsidiaries outside of North America for the twelve-month period ended November 30 in order to facilitate the timely reporting of the consolidated financial results and consolidated financial position.

Take-Private Transaction

        On February 8, 2019, we were acquired in an all-cash Take-Private Transaction by the Investor Consortium. The Take-Private Transaction was accounted for in accordance with ASC 805 and Dun &

Bradstreet Holdings, Inc. was determined to be the accounting acquirer. In the accompanying consolidated financial statements, references to Predecessor refer to the results of operations, cash flows and financial position of The Dun & Bradstreet Corporation and its subsidiaries on and prior to February 7, 2019. References to Successor refer to the consolidated financial position of Dun & Bradstreet Holdings, Inc. as of December 31, 2019 and the consolidated results of operations and cash flows of Dun & Bradstreet Holdings, Inc. and its subsidiaries for the period from January 1, 2019 to December 31, 2019. During the period from January 1, 2019 to February 7, 2019, Dun & Bradstreet Holdings, Inc. had no significant operations and limited assets and had only incurred transaction-related expenses prior to the Take-Private Transaction. The Successor period also includes the results of operations and cash flows of the business acquired in the Take-Private Transaction for the period from February 8, 2019 to December 31, 2019. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the application of acquisition accounting in the Successor financial statements as of February 8, 2019, as further described in Note 13 to the consolidated financial statements of which the most significant impact is (i) the increased amortization expense for the intangible assets, (ii) additional interest expense associated with debt financing arrangements entered into in connection with the Take-Private Transaction, (iii) higher non-recurring transaction costs attributable to the Take-Private Transaction and (iv) a shorter Successor period for our International operations.

        The Take-Private Transaction was funded through $3,076.8 million of cash, as well as $4,043.0 million in borrowings from credit facilities and the issuances of notes. Net proceeds from the notes issuances and credit facilities were used to (i) finance the consummation of the Take-Private Transaction, (ii) repay in full all outstanding indebtedness under the Predecessor's then-existing credit facilities, (iii) fund the redemption of all the Predecessor's then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with the Take-Private Transaction and related financing activities.

        On February 8, 2019, as required by the related change in control provision in the Predecessor's debt agreements, we repaid in full the outstanding borrowings under the then-existing Revolving Five-Year Credit Agreement ("Prior Revolving Credit Facility") and the Term Loan Credit Agreement ("Prior Term Loan Facility," together with the Prior Revolving Credit Facility, the "Prior Credit Facilities"), both dated as of June 19, 2018. In addition, on February 8, 2019, notices of full redemption with respect to the Predecessor's (i) 4.00% Senior Notes due 2020 (the "2020 Notes"), in an aggregate principal amount of $300.0 million, and (ii) 4.37% Senior Notes due 2022 (the "2022 Notes" and, together with the 2020 Notes, the "Prior Notes"), in an aggregate principal amount of $300.0 million, were delivered to the respective holders thereof, notifying those holders of the redemption of the entire outstanding aggregate principal amount of each series of Prior Notes on March 10, 2019.

        In connection with the Take-Private Transaction on February 8, 2019, we entered into a credit agreement (the "Credit Agreement") governing our New Senior Secured Credit Facilities. The New Senior Secured Credit Facilities provide for (i) the New Term Loan Facility in an aggregate principal amount of $2,530.0 million, (ii) the New Revolving Facility in an aggregate principal amount of $400.0 million and (iii) the New Repatriation Bridge Facility in an aggregate amount of $63.0 million. Also on February 8, 2019, we issued $700.0 million in aggregate principal amount of Senior First Lien Notes due 2026 ("New Senior Secured Notes") and $750.0 million in aggregate principal amount of Senior Unsecured Notes due 2027 ("New Senior Unsecured Notes"). The closing of the above Successor debt financing was conditioned on the payoff of the Predecessor debt.

Factors Affecting Our Results of Operations

Economic Conditions

        Our business is also impacted by general economic conditions. For example, in the event of a difficult economy, such as the one we are beginning to experience as a result of the COVID-19 global pandemic, the probability of businesses, including the businesses of our clients, becoming insolvent increases. Disruptions in the financial markets could limit the ability or willingness of our clients to extend credit to their customers or cause our clients to constrain budgets, which could adversely impact demand for our data and analytics solutions. Further, continuing mandates that employees work remotely, prolonged travel restrictions or general economic uncertainty could negatively impact our suppliers' ability to provide us with data and services, our ability to deliver or market our solutions and client demand for our solutions. In contrast, during such times the need for better insights related to the extension of credit is magnified, and we believe our Finance & Risk solutions become even more critical to our clients. The impacts of a weakened economy on our business, financial condition and results operations, especially as it relates to the COVID-19 global pandemic, is highly uncertain and cannot be predicted. See "Risk Factors—Risks Related to Our Business and Operations—An outbreak of disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event, could have a material adverse effect on our business, financial condition and results operations."

Regulatory Requirements

        In recent years, there has been an increased legislative and regulatory focus on data privacy practices. As a result, federal and state governments have enacted various new laws, rules and regulations. One example of such legislation is the CCPA, which became effective January 1, 2020. The CCPA applies to certain businesses that collect personal information from California residents, and bestows broad rights on individuals, including a right to know what personal information is being collected about them and whether and to whom it is sold, a right to access their personal information and have it deleted, a right to opt out of the sale of their personal information and a right to equal service and price regardless of exercise of these rights. This has led businesses to seek data providers and solutions that assist them in satisfying their regulatory compliance obligations in the face of a changing regulatory environment. We have developed solutions that comply with this need, which may result in additional revenues. See "Business—Regulatory Matters."

Recent Acquisitions

        On March 11, 2020, we acquired the assets of coAction.com. coAction.com is a leader in revenue cycle management in the order-to-cash process, serving mid to large size companies across multiple industries. The results of coAction.com, which will not be material, will be included in our North America segment from the date of the acquisition.

        On January 7, 2020, we acquired a 100% ownership interest in Orb. Orb is a prominent digital business identity and firmographic data provider, which allows us to better capture the digital footprint of businesses as well as the digital exhaust that businesses generate. The results of Orb, which will not be material, will be included in our North America segment from the date of the acquisition.

        On July 1, 2019, we acquired a 100% ownership interest in Lattice. Lattice is a leading artificial intelligence powered customer data platform, enabling B2B organizations to scale their account-based marketing and sales programs across every channel. The results of Lattice, which are not material, have been included in our North America segment since the date of the acquisition.

        On January 9, 2017, we acquired a 100% ownership interest in Avention. Avention provides clients with a deeper understanding of companies contact and market data, delivered through a robust technology platform. The results of Avention, which are not material, have been included in our North America segment since the date of the acquisition.

Key Components of Results of Operations

Revenue

        We generate our North America and International segment revenues primarily through subscription-based contractual arrangements that we enter into with clients to provide data, analytics and analytics-related services either individually, or as part of an integrated offering of multiple services. These arrangements occasionally include offerings from more than one business unit to the same client.

  •
  We provide Finance & Risk solutions that offer clients access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis. We also provide various business information reports that are consumed in a transactional manner across multiple platforms. Clients also use our services to manage supply chain risks and comply with anti-money laundering and global anti-bribery and corruption regulations.

  •
  We generate our Sales & Marketing revenue by providing sophisticated analytics and solutions to help our clients increase revenue from new and existing businesses, enabling B2B sales and marketing professionals to accelerate sales, enhance go-to-market activity, engage clients in a meaningful way, close business faster and improve efficiency in advertising campaigns.

Expenses

Operating Expenses

        Operating expenses primarily include data acquisition and royalty fees, costs related to our databases, service fulfillment costs, call center and technology support costs, hardware and software maintenance costs, telecommunication expenses, personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed.

Selling, General & Administrative Expenses

        Selling, general and administrative expenses primarily include personnel-related costs for sales, administrative and corporate management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions.

Depreciation and Amortization

        Depreciation and amortization expenses consist of depreciation related to investments in property and equipment, as well as amortization of purchased and developed software and other intangible assets, principally database and client relationships recognized in connection with the Take-Private Transaction.

Non-Operating Income and Expense

        Non-operating income and expense includes interest expense, interest income, dividends from cost-method investments, gains and losses from divestitures, mark-to-market expense related to certain derivatives and other non-operating income and expenses.

Provision for Income Tax Expense (Benefit)

        Provision for income tax expenses (benefit) represents international, U.S. federal, state and local income taxes based on income in multiple jurisdictions for our corporate subsidiaries.

Key Metrics

        In addition to reporting GAAP results, we evaluate performance and report our results on the non-GAAP financial measures discussed below. We believe that the presentation of these non-GAAP measures provides useful information to investors and rating agencies regarding our results, operating trends and performance between periods. These non-GAAP financial measures include adjusted revenue, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in our revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency revenue by a constant rate. As a result, we monitor our adjusted revenue growth both after and before the effects of foreign exchange rate changes.

        We believe that these supplemental non-GAAP financial measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance and comparability of our operating results from period to period. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the factors management uses in planning for and forecasting future periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to our reported results prepared in accordance with GAAP. See "Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures" for additional detail.

Adjusted Revenue

        We define adjusted revenue as reported revenue adjusted to include the revenues that were not recorded by us during the period presented due to the deferred revenue purchase accounting adjustment recorded in accordance with GAAP and International lag reporting adjustment.

Adjusted EBITDA and Adjusted EBITDA Margin

        We define adjusted EBITDA as net (loss) income attributable to Dun & Bradstreet Holdings, Inc (Successor)/The Dun & Bradstreet Corporation (Predecessor) excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) dividends allocated to preferred stockholders; (viii) revenue and expense adjustments to include results for the period from January 8 to February 7, 2019, for the Predecessor related to the International lag adjustment; (ix) deferred revenue purchase accounting adjustment; (x) other incremental or reduced expenses from the application of purchase accounting (e.g. commission asset amortization); (xi) equity-based compensation; (xii) restructuring charges; (xiii) merger and acquisition related operating costs; (xiv) transition costs primarily consisting of non-recurring incentive expenses associated with our synergy program; (xv) legal reserve and costs associated with significant legal and regulatory matters; and (xvi) asset impairment.

        Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by adjusted revenue.

Adjusted Net Income

        We define adjusted net income as net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor) adjusted for deferred revenue purchase accounting adjustment and International lag reporting adjustments, incremental or reduced expenses from the application of purchase accounting, other incremental or reduced expenses from the application of purchase accounting, equity-based compensation, restructuring charges, merger, acquisition and divestiture-related operating costs, transition costs and other non-recurring revenue and expense items.

Results of Operations

GAAP Results

        As a result of the Take-Private Transaction on February 8, 2019, the historical financial statements and information are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of The Dun & Bradstreet Corporation and its subsidiaries prior to the closing of the Take-Private Transaction. References to Successor refer to the consolidated results of operations and cash flows of Dun & Bradstreet Holdings, Inc. and its subsidiaries for the period from January 1, 2019 to December 31, 2019. During the period from January 1, 2019 to February 7, 2019, Dun & Bradstreet Holdings, Inc. had no significant operations and limited assets and had only incurred transaction-related expenses prior to the Take-Private Transaction. The Successor period also includes the results of operations and cash flows of the business acquired in the Take-Private Transaction for the period from February 8, 2019 to December 31, 2019. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the application of acquisition accounting in the Successor financial statements as of February 8, 2019, as further described in Note 13 to the consolidated financial statements, of which the most significant impact is (i) the increased amortization expense for intangible assets, (ii) additional interest expense associated with debt financing arrangements entered into in connection with the Take-Private Transaction, (iii) higher non-recurring transaction costs attributable to the Take-Private Transaction and (iv) a shorter Successor period for our International operations.

        To facilitate comparability of the twelve-month period ended December 31, 2019 to the twelve-month period ended December 31, 2018, we present below the combination of consolidated results from January 1, 2019 to December 31, 2019, comprising the Successor consolidated results from January 1, 2019 to December 31, 2019, the Predecessor consolidated results for the period from January 1, 2019 to February 7, 2019 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2019 (combined pro forma results for the twelve-month period ended December 31, 2019). These pro forma adjustments are prepared in accordance with Article 11 of Regulation S-X to include additional deferred revenue adjustment, additional amortization related to the recognized intangible assets and additional interest expenses associated with the Successor debt. In addition, non-recurring transaction costs directly attributable to the transaction, acceleration vesting costs related to the Predecessor's restricted stock units, one-time pension settlement charge and actuarial loss amortization are eliminated from the respective period. We compare these combined pro forma results for the twelve-month period ended December 31, 2019 to the Predecessor results for the twelve-month period ended December 31, 2018. We present the information for the twelve-month period ended December 31, 2019 in this format to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this presentation is appropriate because it provides a more meaningful comparison and more relevant analysis of our results of operations for the 2019 period compared with the 2018 period. The following table sets forth our historical results of operations for the periods indicated below:

	Successor	Predecessor	Pro Forma Adjustments Twelve Months Ended December 31, 2019(a)			Predecessor
					Combined Pro Forma Twelve Months Ended December 31, 2019
	Period from January 1 to December 31, 2019(1)	Period from January 1 to February 7, 2019(2)				Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Revenue	$1,413.9	$178.7	$(16.0)	(b)	$1,576.6	$1,716.4	$1,742.5

Operating expenses	448.5	56.7	—		505.2	563.4	573.3
Selling and administrative expenses	651.2	122.4	(212.9)	(c)	560.7	610.0	672.4
Depreciation and amortization	482.4	11.1	45.1	(d)	538.6	88.7	79.7
Restructuring charge	51.8	0.1	—		51.9	25.4	32.1

Operating costs	1,633.9	190.3	(167.8)		1,656.4	1,287.5	1,357.5

Operating (loss) income	(220.0)	(11.6)	151.8		(79.8)	428.9	385.0

Interest income	2.4	0.3	—		2.7	1.9	1.6
Interest expense	(303.5)	(5.5)	(29.7)	(e)	(338.7)	(54.4)	(59.7)
Other income (expense)—net	(154.8)	(86.0)	89.5	(f)	(151.3)	(3.3)	(4.2)

Non-operating (expense) income—net	(455.9)	(91.2)	59.8		(487.3)	(55.8)	(62.3)

Income (loss) before provision for income taxes and equity in net income of affiliates	(675.9)	(102.8)	211.6		(567.1)	373.1	322.7
Less: (benefit) provision for income taxes	(118.2)	(27.5)	47.2	(g)	(98.5)	81.6	179.7
Equity in net income of affiliates	4.2	0.5	—		4.7	2.8	2.8

Net (loss) income	(553.5)	(74.8)	164.4		(463.9)	294.3	145.8
Less: net income attributable to the non-controlling interest	(6.5)	(0.8)	—		(7.3)	(6.2)	(4.1)
Less: dividends allocated to preferred stockholders	(114.0)	—	(13.7)	(h)	(127.7)	—	—

Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$150.7		$(598.9)	$288.1	$141.7

(1)
Successor financials reflect results for North America for the period from February 8, 2019 to December 31, 2019, and for International for the period from February 8, 2019 through November 30, 2019, due to International's one-month lag reporting and the Take-Private Transaction which occurred on February 8, 2019.

(2)
Predecessor financials reflect results for North America for the period from January 1, 2019 through February 7, 2019, and for International for the period from December 1, 2018 to January 7, 2019, due to International's one-month lag in reporting.

Notes for the Pro Forma Adjustments for the Twelve Months Ended December 31, 2019

  (a)
  Pro forma adjustments are prepared to give effect to the Take-Private Transaction as if it had occurred on January 1, 2019. The adjustments are prepared in accordance with Article 11 of Regulation S-X. No adjustment has been made for the "lag" month of International results due to the impact of the one-month lag described in footnotes (1) and (2) to the above table.

  (b)
  Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma adjustment reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2019.

  (c)
  Consists of Successor transaction costs of $147.4 million included in the Successor twelve-month period ended December 31, 2019, Predecessor transaction costs of $52.0 million included in the Predecessor period from January 1, 2019 to February 7, 2019, $3.1 million related to amortization expense associated with deferred commissions and $10.4 million expense associated with the acceleration of Predecessor's stock options and restricted stock units in connection with the Take-Private Transaction. The commission asset purchase accounting adjustment and the one-time costs are directly attributable to the Take-Private Transaction.

  (d)
  Represents incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance with ASC 805, giving effect to the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2019. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets. See "Unaudited Pro Forma Condensed Combined Financial Data" and the related notes thereto for additional detail.

  (e)
  The adjustment represents incremental interest expenses resulting from the new debt issuance in connection with the Take-Private Transaction, giving effect to the transaction as if it had occurred on January 1, 2019. See "Unaudited Pro Forma Condensed Combined Financial Data" and the related notes thereto for additional detail.

  (f)
  Eliminates one-time pension settlement charge of $85.8 million related to Dun & Bradstreet's then-existing U.S. Non-Qualified Plan, eliminates $3.8 million of actuarial loss amortization as a result of unrecognized actuarial losses as of February 8, 2019 being set to zero in accordance with ASC 805 and records $0.1 million additional amortization expense related to deferred issuance costs associated with the New Revolving Facility, giving effect to the Take-Private Transaction as if it had occurred on January 1, 2019. See "Unaudited Pro Forma Condensed Combined Financial Data" and the related notes thereto for additional detail.

  (g)
  Represents net tax effect of the above pro forma adjustments. A blended statutory tax rate of 22.3% is applied to the pro forma adjustments.

  (h)
  Provides for additional preferred dividends for the period from January 1, 2019 to February 7, 2019, giving effect to the Take-Private Transaction as if it had occurred on January 1, 2019.

Key Performance Measures

        Management, including our chief operating decision makers, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the non-GAAP measures adjusted revenue, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Adjusted results are non-GAAP measures to adjust for the impact of purchase accounting application and divestitures, restructuring charges, equity-based compensation, acquisition and divestiture-related costs (such as costs for bankers, legal fees, due diligence, retention payments and contingent consideration adjustments) and other non-core gains and charges that are not in the normal course of our business (such as gains and losses on sales of businesses, impairment charges, effect of significant changes in tax laws and material tax and legal settlements). We exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and not indicative of our ongoing and underlying operating performance. Recognized intangible assets arise from acquisitions, or primarily the Take-Private Transaction. We believe that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, our costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in our operating costs as personnel, data fee, facilities, overhead and similar items. Management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Amortization of recognized intangible assets will recur in future periods until such assets have been fully amortized. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both before and after the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency by a constant rate. As a result, we monitor our adjusted revenue growth both after and before the effects of foreign exchange rate changes.

        A more detail discussion on non-GAAP financial measures is included in "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

        The table below sets forth our key performance measures for the periods indicated:

	Successor	Predecessor	Pro Forma Adjustments Twelve Months Ended December 31, 2019		Predecessor
				Combined Pro Forma Twelve Months Ended December 31, 2019
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019			Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Non-GAAP Financial Measures:
Adjusted revenue	$1,552.8	$204.6	$—	$1,757.4	$1,716.4	$1,750.4

Adjusted EBITDA	$641.0	$66.3	$—	$707.3	$568.6	$532.5

Adjusted EBITDA margin	41.3%	32.4%	—%	40.2%	33.1%	30.4%

Adjusted net income	$130.4	$45.8	$—	$176.2	$383.9	$313.2

        Reconciliations of the above non-GAAP financial measures to the most directly comparable GAAP financial measures are presented in the tables below:

	Successor	Predecessor	Pro Forma Adjustments Twelve Months Ended December 31, 2019		Predecessor
				Combined Pro Forma Twelve Months Ended December 31, 2019
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019			Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Revenue	$1,413.9	$178.7	$(16.0)	$1,576.6	$1,716.4	$1,742.5
Deferred revenue purchase accounting adjustment	138.9	—	16.0	154.9	—	7.9
International lag adjustment	—	25.9	—	25.9	—	—

Adjusted revenue	1,552.8	204.6	—	1,757.4	1,716.4	1,750.4

Foreign currency impact	7.9	1.0	—	8.9	(1.4)	1.8
Adjusted revenue before the effect of foreign currency	$1,560.7	$205.6	$—	$1,766.3	$1,715.0	$1,752.2

	Successor	Predecessor	Pro Forma Adjustments Twelve Months Ended December 31, 2019		Predecessor
				Combined Pro Forma Twelve Months Ended December 31, 2019
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019			Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$150.7	$(598.9)	$288.1	$141.7
Depreciation and amortization	482.4	11.1	45.1	538.6	88.7	79.7
Interest expense—net	301.1	5.2	29.7	336.0	52.5	58.1
(Benefit) provision for income tax—net	(118.2)	(27.5)	47.2	(98.5)	81.6	179.7

EBITDA	(8.7)	(86.8)	272.7	177.2	510.9	459.2
Other income (expense)—net	154.8	86.0	(89.5)	151.3	3.3	4.2
Equity in net income of affiliates	(4.2)	(0.5)	—	(4.7)	(2.8)	(2.8)
Net income attributable to non-controlling interest	6.5	0.8	—	7.3	6.2	4.1
Dividends allocated to preferred stockholders	114.0	—	13.7	127.7	—	—
International lag adjustment	—	2.7	—	2.7	—	—
Deferred revenue purchase accounting adjustment	138.9	—	16.0	154.9	—	7.9
Other incremental or reduced expenses from the application of purchase accounting	(20.7)	—	(3.1)	(23.8)	—	—
Equity-based compensation	11.7	11.7	(10.4)	13.0	10.8	20.5
Restructuring charges	51.8	0.1	—	51.9	25.4	32.1
Merger and acquisition-related operating costs	156.0	52.0	(199.4)	8.6	11.6	15.0
Transition costs	37.7	0.3	—	38.0	0.3	—
Legal reserve associated with significant legal and regulatory matters	(0.2)	—	—	(0.2)	2.9	(7.7)
Asset impairment	3.4	—	—	3.4	—	—

Adjusted EBITDA	$641.0	$66.3	$—	$707.3	$568.6	$532.5

Adjusted EBITDA margin	41.3%	32.4%	—%	40.2%	33.1%	30.4%

	Successor	Predecessor	Pro Forma Adjustments Twelve Months Ended December 31, 2019		Predecessor
				Combined Pro Forma Twelve Months Ended December 31, 2019
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019			Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Net (loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$150.7	$(598.9)	$288.1	$141.7
International lag adjustment	—	2.7	—	2.7	—	—
Deferred revenue purchase accounting adjustment	138.9	—	16.0	154.9	—	7.9
Incremental amortization resulting from the application of purchase accounting	435.0	3.0	45.1	483.1	31.1	31.5
Other incremental or reduced expenses from the application of purchase accounting	(20.7)	—	(3.1)	(23.8)	—	—
Equity-based compensation	11.7	11.7	(10.4)	13.0	10.8	20.5
Restructuring charges	51.8	0.1	—	51.9	25.4	32.1
Merger, acquisition and divestiture-related operating costs	156.0	52.0	(199.4)	8.6	11.6	15.0
Transition costs	37.7	0.3	—	38.0	0.3	—
Legal reserve and costs associated with significant legal and regulatory matters	(0.2)	—	—	(0.2)	2.9	(7.7)
Change in fair value of the make-whole derivative liability associated with the Series A Preferred Stock	172.4	—	—	172.4	—	—
Asset impairment	3.4	—	—	3.4	—	—
Non-recurring pension charges	—	89.4	(89.5)	(0.1)	41.3	37.9
Predecessor pro forma incremental interest expense	—	—	29.7	29.7	—	—
Pro forma incremental dividends	—	—	13.7	13.7	—	—
Merger and acquisition-related non-operating costs	(0.8)	0.5	—	(0.3)	0.2	0.7
Impact of the 2017 Tax Cuts and Jobs Act	—	—	—	—	14.1	79.0
Impact of accounting method change	—	—	—	—	(13.4)	—
Tax effect of the non-GAAP and pro forma adjustments	(180.8)	(38.3)	47.2	(171.9)	(28.5)	(45.4)

Adjusted net income from continuing operations attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$130.4	$45.8	$—	$176.2	$383.9	$313.2

Twelve Months Ended December 31, 2019 versus Twelve Months Ended December 31, 2018

Revenue

        Our total revenue was $1,413.9 million for the Successor period from January 1, 2019 to December 31, 2019, $178.7 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $1,716.4 million for the Predecessor twelve months ended December 31, 2018. Our total revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $302.5 million, or 18%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction. In addition, revenue was reduced by $138.9 million for the Successor period from January 1, 2019 to December 31, 2019, as a result of deferred revenue adjustments arising from the Take-Private Transaction. Revenue for the period from January 1, 2019 to February 7, 2019 was reduced by $25.9 million due to the International lag adjustment.

        Our total revenue decreased $139.8 million, or 8% (both after and before the effect of foreign exchange), for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The combined pro forma twelve months ended December 31, 2019 includes the impact of purchase accounting deferred revenue adjustments arising from the Take-Private Transaction and Lattice acquisition and has one less month of International revenue due to the impact on lag reporting arising from the Take-Private Transaction. Excluding the negative impact of the combined pro forma purchase accounting deferred revenue adjustments and International lag adjustments of $154.9 million and $25.9 million, respectively, our total revenue increased $41.0 million or 2% (3% increase before the effect of foreign exchange). This increase was driven by an increase in North America total revenue of $44.1 million, or 3% (both after and before the effect of foreign exchange), and a decrease in International total revenue of $3.1 million, or 1% (2% increase before the effect of foreign exchange).

        Revenue by segment was as follows:

					Predecessor
	Successor	Predecessor	Pro Forma Adjustments Twelve Months Ended December 31, 2019	Combined Pro Forma Twelve Months Ended December 31, 2019(1)
					Twelve Months Ended December 31, 2018
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
North America:
Finance & Risk	$728.2	$80.4	$—	$808.6	$792.6
Sales & Marketing	588.3	67.8	—	656.1	628.0

Total North America	$1,316.5	$148.2	$—	$1,464.7	$1,420.6

International:
Finance & Risk	$191.3	$43.4	$—	$234.7	$233.6
Sales & Marketing	45.0	13.0	—	58.0	62.2

Total International	$236.3	$56.4	$—	$292.7	$295.8

Corporate and other:
Finance & Risk	$(82.9)	$(19.2)	$(9.7)	$(111.8)	$—
Sales & Marketing	(56.0)	(6.7)	(6.3)	(69.0)	—

Total corporate and other(2)	$(138.9)	$(25.9)	$(16.0)	$(180.8)	$—

Total revenue:
Finance & Risk	$836.6	$104.6	$(9.7)	$931.5	$1,026.2
Sales & Marketing	577.3	74.1	(6.3)	645.1	690.2

Total revenue	$1,413.9	$178.7	$(16.0)	$1,576.6	$1,716.4

(1)
See further details discussed in "—GAAP Results Notes for the Pro Forma Adjustments for the Twelve Months Ended December 31, 2019".

(2)
Revenue for Corporate and other represents deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and the acquisition of Lattice and International lag reporting adjustment. See "Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures."

North America Segment

        North America revenue was $1,316.5 million for the Successor period from January 1, 2019 to December 31, 2019, $148.2 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $1,420.6 million for the Predecessor twelve months ended December 31, 2018. North America revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $104.1 million, or 7%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        North America revenue increased $44.1 million, or 3% (both after and before the effect of foreign exchange), for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The increase was due to growth in both our Sales & Marketing and Finance & Risk solutions, as discussed below.

  Finance & Risk

        North America Finance & Risk revenue was $728.2 million for the Successor period from January 1, 2019 to December 31, 2019, $80.4 million for the Predecessor period from January 1, 2019 to February 7, 2019, and $792.6 million for the Predecessor twelve months ended December 31, 2018. North America Finance & Risk revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $64.4 million, or 8%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        North America Finance & Risk revenue increased $16.0 million, or 2% (both after and before the effect of foreign exchange), for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The increase was primarily due to higher demand related to our Risk & Compliance businesses of approximately $11 million and our D&B Credibility products of approximately $4 million.

  Sales & Marketing

        North America Sales & Marketing revenue was $588.3 million for the Successor period from January 1, 2019 to December 31, 2019, $67.8 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $628.0 million for the Predecessor twelve months ended December 31, 2018. North America Sales & Marketing revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $39.7 million, or 6%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        North America Sales & Marketing revenue increased $28.1 million, or 4% (both after and before the effect of foreign exchange), for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The increase was primarily due to higher revenue in our Master Data solution of approximately $17 million. Revenue also increased by approximately $12 million from the acquisition of Lattice, which was acquired at the beginning of the third quarter of 2019.

International Segment

        International revenue was $236.3 million for the Successor period from January 1, 2019 to December 31, 2019, $56.4 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $295.8 million for the Predecessor twelve months ended December 31, 2018. International revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $59.5 million, or 20%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        International revenue decreased $3.1 million, or 1% (2% increase before the effect of foreign exchange), for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The negative impact of foreign exchange was $9.5 million. Excluding the impact of foreign exchange, growth of $6.4 million was primarily due to increased revenue in our U.K. market driven by higher demand and usage related to our Finance & Risk solutions, including Risk & Compliance products, as discussed below.

  Finance & Risk

        International Finance & Risk revenue was $191.3 million for the Successor period from January 1, 2019 to December 31, 2019, $43.4 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $233.6 million for the Predecessor twelve months ended December 31, 2018. International Finance & Risk revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $42.3 million, or 18%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        International Finance & Risk revenue increased $1.1 million, or less than 1% (4% increase before the effect of foreign exchange) for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The negative impact of foreign exchange was $7.1 million. Excluding the impact of foreign exchange, growth of $8.2 million was driven primarily by our U.K. market from our D&B Analytics and D&B Onboard products.

  Sales & Marketing

        International Sales & Marketing revenue was $45.0 million for the Successor period from January 1, 2019 to December 31, 2019, $13.0 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $62.2 million for the Predecessor twelve months ended December 31, 2018. International Sales & Marketing revenue for the Successor period from January 1, 2019 to December 31, 2019 decreased $17.2 million, or 28%, compared to the Predecessor twelve months ended December 31, 2018. The decrease was primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        International Sales & Marketing revenue decreased $4.2 million, or 7% (3% decrease before the effect of foreign exchange) for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The negative impact of foreign exchange was $2.4 million. Excluding the impact of foreign exchange, $1.8 million of decline was primarily from our U.K. market, largely as a result of transferring legacy Avention contracts to our WWN partners pursuant to preexisting agreements governing partner exclusivity in certain territories.

Consolidated Operating Costs

        Consolidated operating costs were as follows:

			Combined Pro Forma
	Successor	Predecessor		Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2019(1)	Twelve Months Ended December 31, 2018

Operating expenses	$448.5	$56.7	$505.2	$563.4
Selling and administrative expenses	651.2	122.4	560.7	610.0
Depreciation and amortization	482.4	11.1	538.6	88.7
Restructuring charge	51.8	0.1	51.9	25.4

Operating costs	$1,633.9	$190.3	$1,656.4	$1,287.5

Operating (loss) income	$(220.0)	$(11.6)	$(79.8)	$428.9

(1)
See further details discussed in "—GAAP Results—Notes for the Pro Forma Adjustments for the Twelve Months Ended December 31, 2019."

Operating Expenses

        Operating expenses were $448.5 million, $56.7 million and $563.4 million for the Successor period from January 1, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 to February 7, 2019 and the Predecessor twelve months ended December 31, 2018, respectively. Operating expenses for the Successor period from January 1, 2019 to December 31, 2019 decreased $114.9 million, or 20%, compared to the Predecessor twelve months ended December 31, 2018 primarily due to the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019 as a result of the Take-Private Transaction.

        Operating expenses decreased $58.2 million, or 10%, for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. Excluding the International lag adjustment of $14.8 million, the decrease was primarily due to lower net personnel costs resulting from ongoing cost management efforts.

Selling and Administrative Expenses

        Selling and administrative expenses were $651.2 million, $122.4 million and $610.0 million for the Successor period from January 1, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 to February 7, 2019 and the Predecessor twelve months ended December 31, 2018, respectively. Selling and administrative expenses for the Successor period from January 1, 2019 to December 31, 2019 increased $41.2 million, or 7%, compared to the Predecessor twelve months ended December 31, 2018 primarily due to the Successor transaction costs of $147.4 million, attributable to the Take-Private Transaction, included in the Successor period from January 1, 2019 to December 31, 2019, partially offset by the impact of the partial year results reflected in the Successor period from January 1, 2019 to December 31, 2019, also as a result of the Take-Private Transaction. For the 2019 Predecessor period, selling and administrative expenses decreased $487.6 million, or 80%, compared to the Predecessor twelve months ended December 31, 2018, primarily due to the impact of the partial year results included in the 2019 Predecessor period, partially offset by the Predecessor transaction costs of $52.0 million, attributable to the Take-Private Transaction.

        Selling and administrative expenses were $651.2 million, $122.4 million and $610.0 million for the Successor period from January 1, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 to February 7, 2019 and for the Predecessor twelve months ended December 31, 2018, respectively. Excluding one-time transaction costs directly attributable to the Take-Private Transaction, selling and administrative expenses were $560.7 million for the combined pro forma twelve months ended December 31, 2019, a decrease of $49.3 million, or 8%, compared to the Predecessor twelve-month period ended December 31, 2018. The decrease was primarily due to lower net personnel costs of approximately $39 million resulting from ongoing cost management efforts, lower professional fees of approximately $32 million and the International lag adjustment of $8.3 million, partially offset by higher transition related bonuses of approximately $38 million. One-time transaction costs primarily consisted of costs incurred related to sponsor fees, bank fees, legal fees, costs associated with the acceleration of the vesting of the outstanding Predecessor's equity-based incentive grants and other professional fees.

Depreciation and Amortization

        Depreciation and amortization were $482.4 million, $11.1 million and $88.7 million for the Successor period from January 1, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 to February 7, 2019 and the Predecessor twelve months ended December 31, 2018, respectively. Depreciation and amortization for the Successor period from January 1, 2019 to December 31, 2019 increased $393.7 million, or 444%, compared to the Predecessor twelve months ended December 31,

2018 primarily due to the increase in the carrying values of amortizable recognized intangible assets arising from the Take-Private Transaction.

        Depreciation and amortization increased $449.9 million, or 507%, for the combined pro forma twelve months ended December 31, 2019, compared to the Predecessor twelve months ended December 31, 2018. The increase in depreciation and amortization was primarily due to the increase in the carrying values of amortizable intangible assets after the application of purchase accounting in connection with the Take-Private Transaction on February 8, 2019. Furthermore, additional pro forma amortization expense of $45.1 million was included in the combined pro forma twelve months ended December 31, 2019, giving effect to the Take-Private Transaction as if it had occurred on January 1, 2019.

Restructuring Charge

        We recorded restructuring charges of $51.8 million for the Successor period from January 1, 2019 to December 31, 2019, $0.1 million for the Predecessor period from January 1, 2019 to February 7, 2019 and $25.4 million for the Predecessor twelve months ended December 31, 2018, respectively. Higher restructuring charges in the Successor period was as a result of the restructuring plan management implemented after the Take-Private Transaction to remove duplicate headcount, reduce future operating expenses, and improve operational performance and profitability. These initiatives were expected to result in over $200 million of net annualized run-rate savings. See Note 4 to the consolidated financial statements.

Operating (Loss) Income

        Consolidated operating loss was $220.0 million and $11.6 million for the Successor period from January 1, 2019 to December 31, 2019 and the Predecessor period from January 1, 2019 to February 7, 2019, respectively, compared to consolidated operating income of $428.9 million for the Predecessor twelve months ended December 31, 2018. Higher loss of $648.9 million, or 151%, during the Successor period from January 1, 2019 to December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018 was primarily due to the impact of the Take-Private Transaction, resulting in higher depreciation and amortization of approximately $404 million due to recognized intangible assets, reduction of revenue of approximately $139 million associated with deferred revenue fair value adjustment, and Successor transaction costs of $147.4 million, partially offset by the impact of the partial year results included in the Successor period from January 1, 2019 to December 31, 2019.

        Consolidated operating loss for the combined pro forma twelve months ended December 31, 2019 was $79.8 million compared to consolidated operating income of $428.9 million for the Predecessor twelve months ended December 31, 2018, a decrease of $508.7 million, or 119%. The decrease was primarily due to the negative impact of the application of purchase accounting of approximately $583 million primarily in connection with the Take-Private Transaction, resulting in the reduction of deferred revenue recognized as revenue and higher depreciation and amortization. Additionally, after the Take-Private Transaction, we incurred higher transition costs of approximately $38 million and higher restructuring costs of $26 million for the combined pro forma twelve months ended December 31, 2019. These higher costs were partially offset by lower ongoing net personnel costs of approximately $57 million and professional costs of approximately $32 million, resulting from ongoing cost management efforts.

Adjusted EBITDA and Adjusted EBITDA Margin

        Adjusted EBITDA and adjusted EBITDA margin by segment was as follows:

			Combined Pro Forma
	Successor	Predecessor		Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2019(1)	Twelve Months Ended December 31, 2018

North America:
Adjusted EBITDA	$634.6	$55.3	$689.9	$575.9
Adjusted EBITDA margin	48.2%	37.3%	47.1%	40.5%
International:
Adjusted EBITDA	$78.2	$20.3	$98.5	$91.2
Adjusted EBITDA margin	33.2%	35.9%	33.6%	30.8%
Corporate and other:
Adjusted EBITDA	$(71.8)	$(9.3)	$(81.1)	$(98.5)
Consolidated total:
Adjusted EBITDA	$641.0	$66.3	$707.3	$568.6
Adjusted EBITDA margin	41.3%	32.4%	40.2%	33.1%

(1)
See further details discussed in "—GAAP Results—Notes for the Pro Forma Adjustments for the Twelve Months Ended December 31, 2019."

Consolidated

        Consolidated adjusted EBITDA was $641.0 million, $66.3 million and $568.6 million for the Successor period from January 1, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 to February 7, 2019 and the Predecessor twelve months ended December 31, 2018, respectively. Consolidated adjusted EBITDA for the Successor period from January 1, 2019 to December 31, 2019 increased by $72.4 million, or 13%, compared to the Predecessor twelve months ended December 31, 2018, primarily due to lower net personnel costs of approximately $73 million resulting from ongoing cost management efforts, partially offset by the impact of the partial year results included in the Successor period from January 1, 2019 to December 31, 2019.

        Consolidated adjusted EBITDA was $707.3 million for the combined pro forma twelve months ended December 31, 2019 compared to $568.6 million for the Predecessor twelve months ended December 31, 2018, an increase of $138.7 million, or 24%. Consolidated adjusted EBITDA margin was 40.2% for the combined pro forma twelve months ended December 31, 2019 compared to 33.1% for the Predecessor twelve months ended December 31, 2018, an increase of 710 basis points.

North America Segment

        Adjusted EBITDA increased $114.0 million, or 20%, for the combined pro forma twelve months ended December 31, 2019, compared to the Predecessor twelve months ended December 31, 2018. Adjusted EBITDA margin increased 660 basis points for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The improvement in both adjusted EBITDA and adjusted EBITDA margin was primarily due to lower net personnel costs of $69.3 million resulting from ongoing cost management efforts. Furthermore, higher revenue of $44.0 million in the combined pro forma twelve months ended December 31, 2019 also contributed to the improvement of North America's adjusted EBITDA.

International Segment

        Adjusted EBITDA increased $7.3 million, or 8%, for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. Adjusted EBITDA margin increased 280 basis points for the combined twelve months ended December 31, 2019, compared to the Predecessor twelve months ended December 31, 2018. The improvement in both adjusted EBITDA and adjusted EBITDA margin was primarily due to lower net personnel costs resulting from ongoing cost management efforts.

Corporate and Other

        Adjusted EBITDA for the combined pro forma twelve months ended December 31, 2019 improved by $17.4 million, or 18%, compared to a loss of $98.5 million for the Predecessor twelve months ended December 31, 2018. The improvement was primarily attributable to lower professional fees resulting from ongoing cost management efforts.

Interest Income (Expense)—Net

        Interest income (expense)—net was as follows:

			Combined Pro Forma
	Successor	Predecessor		Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2019(1)	Twelve Months Ended December 31, 2018

Interest income	$2.4	$0.3	$2.7	$1.9
Interest expense	(303.5)	(5.5)	(338.7)	(54.4)

Interest income (expense)—net	$(301.1)	$(5.2)	$(336.0)	$(52.5)

(1)
See further details discussed in "—GAAP Results—Notes for the Pro Forma Adjustments for the Twelve Months Ended December 31, 2019."

        Interest income for the Successor period from January 1, 2019 to December 31, 2019 increased $0.5 million, compared to the Predecessor twelve months ended December 31, 2018, primarily due to higher average investable balances in the United States at higher interest rates, as well as one-time interest income related to the settlement fund in connection with the Take-Private Transaction, partially offset by the impact of the partial year results included in the Successor period from January 1, 2019 to December 31, 2019. Interest income increased $0.8 million for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018. The increase in interest income was primarily attributable to higher average investable balances in the United States at higher interest rates, as well as one-time interest income related to the settlement fund in connection with the Take-Private Transaction for the combined pro forma twelve months ended December 31, 2019.

        Interest expense for the Successor period from January 1, 2019 to December 31, 2019 increased $249.1 million, compared to the Predecessor twelve months ended December 31, 2018, primarily due to higher average interest rates on our outstanding debt balances and higher average amounts of debt outstanding during the Successor period from January 1, 2019 to December 31, 2019, partially offset by the partial year results included in the Successor period from January 1, 2019 to December 31, 2019. Interest expense increased $284.3 million for the combined pro forma twelve months ended December 31, 2019, compared to the Predecessor twelve months ended December 31, 2018. The increase in interest expense was primarily attributable to higher average interest rates on our outstanding debt balances and higher average amounts of debt outstanding. In addition, additional pro forma interest expense of $29.7 million was included in the combined pro forma twelve months ended December 31, 2019 to give effect to the Take-Private Transaction as if it had occurred on January 1, 2019.

Other (Expense) Income—Net

        Other (expense) income—net was as follows:

			Combined Pro Forma
	Successor	Predecessor		Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2019(1)	Twelve Months Ended December 31, 2018

Non-operating pension income (expense)	$35.9	$(85.7)	$39.8	$(2.4)
Change in fair value of make-whole derivative liability(2)	(172.4)	—	(172.4)	—
Miscellaneous other expense—net	(18.3)	(0.3)	(18.7)	(0.9)

Other (expense) income—net	$(154.8)	$(86.0)	$(151.3)	$(3.3)

(1)
See further details discussed in "—GAAP Results—Notes for the Pro Forma Adjustments for the Twelve Months Ended December 31, 2019."

(2)
Related to the make-whole provision associated with the Series A Preferred Stock. See Note 20 to the consolidated financial statements.

        Non-operating pension income (expense) was an income of $35.9 million for the Successor period from January 1, 2019 to December 31, 2019, an expense of $85.7 million for the Predecessor period from January 1, 2019 to February 7, 2019, and an expense of $2.4 million for the Predecessor twelve months ended December 31, 2018. A one-time settlement charge of $85.8 million related to our U.S. Non-Qualified plan was included in the Predecessor period from January 1, 2019 to February 7, 2019. Higher income for the Successor period from January 1, 2019 to December 31, 2019 was primarily due to the elimination of actuarial loss amortization as a result of the application of purchase accounting in connection with the Take-Private Transaction. The higher income for the combined pro forma twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 was primarily driven by the elimination of actuarial loss amortization discussed above.

        The change in fair value of make-whole derivative liability for the Successor period from January 1, 2019 to December 31, 2019 only occurs in the Successor period as it relates to the valuation of a derivative bifurcated in accordance with GAAP from the Series A Preferred Stock that was issued in February 2019 to finance the Take-Private Transaction. Beginning in November 2019, we determined that there was a more than remote likelihood that the Series A Preferred Stock would become redeemable before November 8, 2021.

        Higher miscellaneous other expense—net of $17.4 million for the Successor period from January 1, 2019 to December 31, 2019, compared to the Predecessor twelve months ended December 31, 2018 was primarily driven by higher foreign exchange loss in the current year period due to certain intercompany loan exposures no longer being hedged and higher dividend income from minority-interest investment included in the prior year period.

        The increase in miscellaneous other expense—net of $17.8 million for the combined pro forma twelve months ended December 31, 2019 compared to the Predecessor twelve months ended December 31, 2018 was primarily due to the same reasons discussed above.

Provision for Income Taxes

Effective tax rate for the twelve months ended December 31, 2017 (Predecessor)	55.7%
Impact of reduction in the U.S. federal tax rate due to the 2017 Act(1)	(14.0)
Impact of release of uncertain tax positions	(0.5)
Impact of income earned in non U.S. jurisdictions(2)	5.0
Impact of nondeductible charges and non-taxable income(3)	(5.0)
Impact of tax credits and deductions	4.8
Impact of one-time tax on deemed earnings repatriation(4)	(13.4)
Impact of net deferred tax asset write-down due to federal tax rate change(5)	(7.8)
Impact of change in state tax	0.7
Impact of tax accounting method change(6)	(3.6)
Other	—

Effective tax rate for the twelve months ended December 31, 2018 (Predecessor)	21.9%

Impact of uncertain tax positions(7)	(8.0)
Impact of income earned in non U.S. jurisdictions	2.3
Impact of nondeductible charges and non-taxable income(8)	(3.2)
Impact of legacy transaction costs(9)	6.7
Impact of tax credits and deductions	3.2
Impact of prior year one-time tax on deemed earnings repatriation	(3.8)
Impact of change in state tax	4.2
Impact of prior year tax accounting method change	3.6
Impact of valuation allowance	0.1
Other	(0.3)

Effective tax rate for the period ended February 7, 2019 (Predecessor)	26.7%

Impact of uncertain tax positions taken in the 2019 Predecessor period	7.8
Impact of income earned in non U.S. jurisdictions	0.2
Impact of non-deductible charges and non-taxable income(8)	(2.6)
Impact of legacy transaction costs	(6.7)
Impact of non-deductible change in fair value of make-whole derivative liability for the Series A Preferred Stock	(5.4)
Impact of tax credits and deductions	1.2
Impact of GILTI Inclusion	(4.4)
Impact of change in state tax	(3.6)
Impact of valuation allowance(10)	4.0
Other	0.3

Effective tax rate for the twelve months ended December 31, 2019 (Successor)	17.5%

(1)
The impact was related to the reduction in the statutory U.S. federal corporate income tax rate from 35% to 21% as a result of the 2017 Act.

(2)
Expense in 2018 was due to lower rate differential between the U.S. tax rate and foreign rates in 2018 as compared to the prior year period as a result of the 2017 Act.

(3)
The impact was primarily due to Canadian taxes paid on an intercompany dividend in 2017.

(4)
The impact was due to the provisional toll charge recorded in 2017 and the incremental measurement period adjustments recorded in 2018 as a result of the 2017 Act.

(5)
The impact was related to the 2017 Act recorded in the prior year period which did not reoccur in 2018.

(6)
The impact was due to Internal Revenue Service approval of a tax accounting method change.

(7)
The impact was due to the establishment of a reserve for uncertain tax positions in our U.S. jurisdiction.

(8)
The impact was related to non-deductible transaction costs associated with the Take-Private Transaction.

(9)
The impact was related to deductible legacy transaction costs incurred in predecessor historical periods.

(10)
The impact was related to the release of valuation allowance for net operating losses.

Net (Loss) Income from Continuing Operations

        Consolidated net (loss) income was a net loss of $553.5 million, a net loss of $74.8 million and net income of $294.3 million for the Successor period from January 1, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 to February 7, 2019 and the Predecessor twelve months ended December 31, 2018, respectively. Higher net losses for the period from January 1, 2019 to December 31, 2019 (Successor) were primarily due to:

  •
  the negative impact of the application of purchase accounting in connection with the Take-Private Transaction, resulting in the reduction of deferred revenue of approximately $137 million;

  •
  higher depreciation and amortization of approximately $394 million;

  •
  significant one-time transaction costs of approximately $147 million incurred in connection with the Take-Private Transaction in 2019 in the Successor period;

  •
  higher interest expense of approximately $249 million for the period from January 1, 2019 to December 31, 2019 (Successor) attributable to higher interest rates and higher debt balances related to the financing of the Take-Private Transaction;

  •
  a change in fair value of the make-whole derivative liability expense of $172.4 million was recorded in connection with the make-whole provision for the Series A Preferred Stock, and

  •
  higher restructuring costs of approximately $26 million for the period from January 1, 2019 to December 31, 2019 (Successor); partially offset by

  •
  higher tax benefit of approximately $200 million and lower ongoing net personnel costs and professional costs of approximately $89 million discussed above.

        Loss in the Predecessor period from January 1, 2019 to February 7, 2019 was primarily driven by the pension settlement charge of $85.8 million and transaction costs of $52.0 million attributable to the Take-Private Transaction.

Twelve Months Ended December 31, 2018 versus Twelve Months Ended December 31, 2017

Revenue

        Total revenue decreased $26.1 million, or 2% (both after and before the effect of foreign exchange), for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The decrease in total revenue was driven by a decrease in North America total revenue of $23.5 million, or 2% (both after and before the effect of foreign exchange) and a decrease in International total revenue of $10.6 million, or 4% (5% decrease before the effect of foreign exchange).

        The adoption of Topic 606 resulted in a decrease in revenue of $31.1 million for the twelve months ended December 31, 2018. See Note 1 and Note 3 to the consolidated financial statements for further details. Excluding the impact of the adoption of Topic 606, total revenue increased $5.0 million, or less than 1% (both after and before the effect of foreign exchange).

        We acquired a 100% equity interest in Avention during the first quarter of 2017. The impact of the deferred revenue fair value adjustment was a reduction to revenue of $7.9 million for the twelve months ended December 31, 2017. See Note 18 to the consolidated financial statements for further details on the Avention acquisition.

        Revenue by segment for the twelve months ended December 31, 2018 and December 31, 2017 was as follows:

	Predecessor
	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
North America:
Finance & Risk	$792.6	$828.4
Sales & Marketing	628.0	615.6

Total North America	$1,420.6	$1,444.0

International:
Finance & Risk	$233.6	$246.0
Sales & Marketing	62.2	60.4

Total International	$295.8	$306.4

Corporate and other:
Finance & Risk	$—	$—
Sales & Marketing	—	(7.9)

Total corporate and other(1)	$—	$(7.9)

Revenue:
Finance & Risk	$1,026.2	$1,074.4
Sales & Marketing	690.2	668.1

Total revenue	$1,716.4	$1,742.5

(1)
Revenue for corporate and other represents deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the acquisition of Avention.

North America Segment

        North America revenue decreased $23.4 million, or 2% (both after and before the effect of foreign exchange), for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The adoption of Topic 606 resulted in a decrease of $20.4 million for the twelve months ended December 31, 2018. See Note 1 and Note 3 to the consolidated financial statements for further details. Excluding the impact of the adoption of Topic 606, North America total revenue increased $3.0 million, or less than 1% (both after and before the effect of foreign exchange).

  Finance & Risk

        North America Finance & Risk revenue decreased $35.8 million, or 4% (both after and before the effect of foreign exchange). The adoption of Topic 606 resulted in decreased revenue of $27.7 million for the twelve months ended December 31, 2018. Excluding the impact of the adoption of Topic 606, Finance & Risk solutions decreased $8.1 million, or 1% (both after and before the effect of foreign exchange). The decrease in revenue from Finance & Risk solutions reflects lower revenue from our legacy Risk & Credibility products of approximately $16 million and our Government business of approximately $3 million, partially offset by new business in our Compliance products of approximately $6 million as well as our Analytics offerings of approximately $4 million.

  Sales & Marketing

        North America Sales & Marketing revenue increased $12.4 million, or 2% (both after and before the effect of foreign exchange). The adoption of Topic 606 resulted in increased revenue of $7.3 million for the twelve months ended December 31, 2018. Excluding the impact of the adoption of Topic 606, Sales & Marketing Solutions increased $5.1 million, or 1% (both after and before the effect of foreign exchange). The increase in Sales & Marketing Solutions reflects increased revenue from new business in our Master Data offerings of approximately $7 million as well as our Audience Solutions products of approximately $5 million and Analytics products of approximately $5 million. The aforementioned increases were partially offset by lower royalty revenue from our data.com legacy partnership of approximately $7 million and decreased revenue in D&B Hoovers of approximately $5 million.

International Segment

        International revenue decreased $10.6 million, or 4% (5% decrease before the effect of foreign exchange), for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The adoption of Topic 606 resulted in a decrease of $10.7 million for the twelve months ended December 31, 2018. See Note 1 and Note 3 to the consolidated financial statements further details. Excluding the impact of the adoption of Topic 606, International total revenue increased $0.1 million, or less than 1% (both after and before the effect of foreign exchange).

  Finance & Risk

        International Finance & Risk revenue decreased $12.4 million, or 5% (6% decrease before the effect of foreign exchange). The adoption of Topic 606 resulted in decreased revenue of $16.2 million for the twelve months ended December 31, 2018. Excluding the impact of the adoption of Topic 606, Finance & Risk solutions increased $3.8 million, or 2% (less than 1% increase before the effect of foreign exchange), primarily reflecting increased revenue from certain Compliance products of approximately $5 million, positive impact of foreign exchange of approximately $3 million and increased project revenue from our WWN related to credit bureau services of approximately $3 million. These aforementioned increases were partially offset by decreased revenue of approximately $8 million related to transition services provided to our WWN partners due to the completion of the conversion of our Benelux and Latin America operations to the WWN partnership model.

  Sales & Marketing

        International Sales & Marketing revenue increased $1.8 million, or 3% (2% increase before the effect of foreign exchange). The adoption of Topic 606 resulted in increased revenue of $5.5 million for the twelve months ended December 31, 2018. Excluding the impact of the adoption of Topic 606, Sales & Marketing solutions decreased $3.7 million, or 6% (both after and before the effect of foreign exchange), primarily reflects the impact of sunsetting certain products, non-recurring prior-year revenue in WWN and lower alliance revenue.

Consolidated Operating Costs

        Consolidated operating costs for the years ended December 31, 2018 and December 31, 2017 was as follows:

	Predecessor
	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Operating expenses	$563.4	$573.3
Selling and administrative expenses	610.0	672.4
Depreciation and amortization	88.7	79.7
Restructuring charge	25.4	32.1

Operating costs	$1,287.5	$1,357.5

Operating income	$428.9	$385.0

Operating Expenses

        Operating expenses decreased $9.9 million, or 2%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The decrease was primarily a result of our cost reduction efforts.

Selling and Administrative Expenses

        Selling and administrative expenses decreased $62.5 million, or 9%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The decrease was primarily due to the following:

  •
  The impact of the adoption of Topic 606 of $33.1 million, which resulted in capitalizing of commissions paid on new business. See Note 1 and Note 3 to the consolidated financial statements for further detail;

  •
  Decreased costs of approximately $20 million as a result of our cost reduction efforts; and

  •
  Lower stock-based compensation of $9.7 million primarily due to the departure of several senior executives during 2018.

Depreciation and Amortization

        Depreciation and amortization increased $9.0 million, or 11%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The increase in depreciation and amortization was primarily due to increased capital costs for revenue generating investments to enhance our capabilities, partially offset by the effect of the completion of the depreciable lives of certain assets.

Restructuring Charge

        We recorded restructuring charges of $25.4 million and $32.1 million for the years ended December 31, 2018 and December 31, 2017, respectively. The charges primarily related to severance resulting from our various cost reduction initiatives. See Note 4 to the consolidated financial statements included elsewhere in this prospectus.

Operating Income

Consolidated

        Consolidated operating income was $428.9 million and $385.0 million for the years ended December 31, 2018 and December 31, 2017, respectively, an improvement of $43.9 million, or 11%. The improvement in operating income was primarily attributable to decreased costs of approximately $30 million as a result of our cost reduction efforts, lower restructuring charge of $6.7 million and lower equity-based compensation of $9.7 million due to the departure of several senior executives in 2018, partially offset by the impact associated with a reduction of legal reserve of $7.7 million in the prior year period.

Adjusted EBITDA and Adjusted EBITDA Margin

        Adjusted EBITDA and adjusted EBITDA margin by segment in the years ended December 31, 2018 and December 31, 2017 was as follows:

	Predecessor
	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
North America:
Adjusted EBITDA	$575.9	$525.5
Adjusted EBITDA margin	40.5%	36.4%
International:
Adjusted EBITDA	$91.2	$102.0
Adjusted EBITDA margin	30.8%	33.3%
Corporate and other:
Adjusted EBITDA	$(98.5)	$(95.1)
Consolidated total:
Adjusted EBITDA	$568.6	$532.5
Adjusted EBITDA margin	33.1%	30.4%

Consolidated

        Consolidated adjusted EBITDA for the twelve months ended December 31, 2018 increased $36.1 million, or 7%, primarily as a result of our cost reduction efforts partially offset by the impact of the adoption of Topic 606.

North America Segment

        Adjusted EBITDA increased $50.4 million, or 10%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. Adjusted EBITDA margin increased 410 basis points for the twelve months ended December 31, 2018, compared to the prior year. The improvement in both adjusted EBITDA and adjusted EBITDA margin was primarily due to decreased costs as a result of cost reduction efforts.

International Segment

        Adjusted EBITDA decreased $10.8 million, or 11% the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. Adjusted EBITDA margin decreased 250 basis points for the twelve months ended December 31, 2018, compared to the prior year. The decrease was primarily due to the impact of the adoption of Topic 606 of $9.3 million.

Corporate and Other

        Adjusted EBITDA was a loss of $98.5 million for the twelve months ended December 31, 2018, an increase of loss of $3.4 million, or 4%, primarily driven by higher corporate costs related to professional fees.

Interest Income (Expense)—Net

        Interest income (expense)—net for the twelve months ended December 31, 2018 and December 31, 2017 was as follows:

	Predecessor
	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Interest income	$1.9	$1.6
Interest expense	(54.4)	(59.7)

Interest (expense)—net	$(52.5)	$(58.1)

        Interest income increased $0.3 million, or 16% for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The increase in interest income was primarily attributable to higher average interest rates on invested cash.

        Interest expense decreased $5.3 million, or 9%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017. The decrease in interest expense was primarily attributable to lower average amounts of debt outstanding.

Other Income (Expense)—Net

        Other income (expense)—net for years ended December 31, 2018 and December 31, 2017 was as follows:

	Predecessor
	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Loss on sale of businesses	$—	$(0.7)
Pension and postretirement costs—non-service cost components	(2.4)	(2.1)
Miscellaneous other (expense)—net	(0.9)	(1.4)

Other (expense)—net	$(3.3)	$(4.2)

Provision for Income Taxes

Effective tax rate for the twelve months ended December 31, 2016 (Predecessor)	49.0%
Impact of legacy tax matters(1)	1.6
Impact of release of uncertain tax positions	0.7
Impact of income earned in non U.S. jurisdictions with lower tax rates	(0.2)
Impact of nondeductible charges(2)	(4.0)
Impact of tax credits and deductions	(2.1)
Impact of prior year earnings repatriation(3)	17.2
Impact of net deferred tax asset write-down due to federal tax rate change(4)	7.8
Impact of change in state tax	(0.1)
Impact of prior year sale of Benelux and Latin America(5)	(15.1)
Other	0.9

Effective tax rate for the twelve months ended December 31, 2017 (Predecessor)	55.7%

Impact of reduction in the U.S. federal tax rate due to the 2017 Act(6)	(14.0)
Impact of release of uncertain tax positions	(0.5)
Impact of income earned in non U.S. jurisdictions(7)	5.0
Impact of nondeductible charges and non-taxable income(8)	(5.0)
Impact of tax credits and deductions	4.8
Impact of one-time tax on deemed earnings repatriation(9)	(13.4)
Impact of net deferred tax asset write-down due to federal tax rate change(10)	(7.8)
Impact of change in state tax	0.7
Impact of tax accounting method change(11)	(3.6)
Other	—

Effective tax rate for the twelve months ended December 31, 2018 (Predecessor)	21.9%

(1)
The impact was primarily due to the release of uncertain tax positions in 2016 as a result of the expiration of the statute of limitations for the 2012 tax year, with no comparable release in 2017.

(2)
The impact was primarily due to a higher non-taxable income related to the reduction to the legal reserve for the China matter.

(3)
The impact was related to the one-time tax liability imposed by the 2017 Act on the accumulated undistributed earnings from non-U.S. subsidiaries.

(4)
The impact was related to the reduction in the statutory U.S. federal corporate income tax rate from 35% to 21% as a result of the 2017 Act.

(5)
The impact was due to the non-deductible loss associated with the release of cumulative foreign currency translation as a result of the divestitures of our operations in Benelux and Latin America in 2016.

(6)
The impact was related to the reduction in the statutory U.S. federal corporate income tax rate from 35% to 21% as a result of the 2017 Act.

(7)
Expense in 2018 was due to lower rate differential between the U.S. federal corporate income tax rate and foreign rates in 2018 as compared to the prior year period as a result of the 2017 Act.

(8)
The impact was primarily due to Canadian taxes paid on an intercompany dividend in 2017.

(9)
The impact was due to the provisional toll charge recorded in 2017 and the incremental measurement period adjustments recorded in 2018 as a result of the 2017 Act.

(10)
The impact was related to the 2017 Act recorded in the prior year period which did not reoccur in 2018.

(11)
The impact was due to IRS approval of a tax accounting method change.

Net Income from Continuing Operations

        Net income from continuing operations increased $148.5 million, or 102%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017, driven by lower operating costs of approximately $30 million as a result of cost reduction effort and the reduction of the U.S. Corporate 2018 income tax rate of approximately $32 million, the toll charge and deferred tax revaluation of $79.0 million recorded in 2017 as a result of the enactment of the 2017 Act in December 2017. In addition, our 2018 net income was favorably impacted by a U.S. tax accounting method change of $13.4 million approved by the IRS in April 2018.

        Excluding the impact associated with enactment of the 2017 Act and the U.S. tax accounting method change, equity-based compensation, restructuring charges, incremental amortization resulting from purchase accounting and other non-recurring charges, adjusted net income from continuing operations increased $71.1 million, or 22%, for the twelve months ended December 31, 2018, compared to the twelve months ended December 31, 2017, primarily driven by lower operating costs in 2018 as a result of cost reduction effort and the reduction of the U.S. Corporate 2018 income tax rate.

        See Note 9 to the consolidated financial statements for further detail on the incremental charge related to the tax liability on the undistributed earnings from non-U.S. subsidiaries.

Earnings per Share ("EPS")

        EPS from continuing operations for the years ended December 31, 2018 and December 31, 2017 was as follows:

	2018	2017
Basic earnings per share	$7.76	$3.84
Diluted earnings per share	$7.72	$3.81

        For the twelve months ended December 31, 2018, both basic and diluted EPS attributable to Dun & Bradstreet common stockholders increased 103% compared with the twelve months ended December 31, 2017. The increases for basic and diluted EPS were primarily due to a 103% increase in Net Income from continuing operations attributable to Dun & Bradstreet common stockholders for the twelve months ended December 31, 2018, largely driven by the reduction of the 2018 U.S. federal corporate income tax rate, the toll charge and deferred tax revaluation recorded in 2017 as a result of the enactment of the 2017 Act. In addition, our 2018 EPS was favorably impacted by a U.S. tax accounting method change approved by the IRS in April 2018.

Market Risk

        We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge short-term foreign currency denominated loans and certain third-party and intercompany transactions. We may also use foreign exchange forward contracts to hedge our net investments in our foreign subsidiaries. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under "Interest Rate Risk Management" below.

        We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized in the appropriate period income. Collateral is generally not required for these types of instruments.

        A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 1 to our consolidated financial statements, and further disclosure relating to financial instruments is included in Note 11 to our consolidated financial statements.

Interest Rate Risk Management

        Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets.

        We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. For further detail of our debt, see Note 5. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in Other Comprehensive Income (Loss) and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

        A 100 basis point increase/decrease in the weighted average interest rate on our outstanding debt subject to rate variability would result in an incremental increase/decrease in annual interest expense of approximately $26 million for the period from January 1, 2019 to December 31, 2019.

Foreign Exchange Risk Management

        We have numerous offices in various countries outside of the United States and conduct operations in several countries through minority equity investments and strategic relationships with local providers. Our operations outside of the United States generated approximately 19% of our total GAAP revenue for each of the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 (Predecessor). Approximately 7% and 20% of our assets as of December 31, 2019 and 2018, respectively, were located outside of the United States.

        Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. We follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Typically, these contracts have maturities of 12 months or less. These contracts are denominated primarily in the British pound sterling, the Euro, the Canadian dollar and the Hong Kong dollar. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in "Other Income (Expense)—Net" in the consolidated statements of operations and comprehensive income (loss) and are essentially offset by the losses and gains on the underlying foreign currency transactions. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance.

        In prior years, to decrease earnings volatility, we hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. Beginning in the third quarter of 2019, certain balance sheet positions are no longer being hedged in order to reduce the volatility of cash flows required to settle these forward contracts. In addition, we may use foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within the consolidated financial statements.

        At December 31, 2019 and 2018, the notional amounts of our foreign exchange forward contracts were $152.0 million and $182.2 million, respectively.

        Realized gains and losses associated with these contracts were $16.5 million and $24.4 million, respectively, for the period from January 1, 2019 to December 31, 2019 (Successor); $17.0 million and $24.0 million, respectively, for the twelve months ended December 31, 2018 (Predecessor); and $22.1 million and $15.5 million, respectively, at December 31, 2017 (Predecessor). Unrealized gains and losses associated with these contracts were $1.6 million and $2.6 million, respectively, at December 31, 2019 (Successor); $0.9 million and $0.5 million, respectively, at December 31, 2018 (Predecessor); and $1.5 million and $2.1 million, respectively, at December 31, 2017 (Predecessor).

        If exchange rates to which we are exposed under our outstanding foreign exchange forward contracts were to increase, on average, 10% from year-end 2019 levels, the unrealized losses on our foreign exchange forward contracts would be approximately $0.3 million, excluding the expected gains on the underlying hedged items. If exchange rates, on average, were to decrease 10% from year-end 2019 levels, the unrealized gains on our foreign exchange forward contracts would be approximately $0.3 million, excluding the expected losses on the underlying hedged items. However, the estimated potential gains and losses on these contracts would substantially be offset by changes in the dollar equivalent value of the underlying hedged items.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity consist of cash flows provided by operating activities, cash and cash equivalents on hand and our short-term borrowings under our senior secured credit facilities. Our principal uses of liquidity are working capital, capital expenditures, debt service and other general corporate purposes.

        We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs, including restructuring charges, our capital investments, contractual obligations, interest payments and tax liabilities related to our distributed and undistributed foreign earnings. We continue to generate substantial cash from ongoing operating activities (excluding the non-recurring costs related to the Take-Private Transaction) and manage our capital structure to meet short- and long-term objectives including investing in existing businesses and strategic acquisitions. In addition, we have the ability to use the short-term borrowings from the New Revolving Facility to supplement the seasonality in the timing of receipts in order to fund our working capital needs. Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments and future results of operations.

        As of December 31, 2019, we had cash and cash equivalents of $98.6 million, of which $89.4 million was held by our foreign operations. We intend to reinvest indefinitely all earnings from our China and India subsidiaries. Cash held in our China and India operations was a total of $44.7 million as of December 31, 2019.

        In connection with the Take-Private Transaction on February 8, 2019, we received equity funding of $3,076.8 million and entered into credit facility arrangements and issued notes, resulting in total borrowings of $4,043.0 million. The proceeds were used to (i) finance the consummation of the Take-Private Transaction, (ii) repay in full all outstanding indebtedness under the Prior Term Loan Facility and Prior Revolving Credit Facility, (iii) fund the redemption of the Predecessor senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

        On June 12, 2019, in connection with the acquisition of Lattice, Star Parent, L.P. issued capital call notices to its Class A and B unit owners to raise up to $100.0 million by July 15, 2019. Star Parent, L.P. received the total capital funding of $100.0 million during 2019 from the Class A and B unit owners. The funding was ultimately contributed to Dun & Bradstreet as capital surplus.

Sources and Uses of Cash

        Information about our cash flows, by category, is presented in the Consolidated Statements of Cash Flows. The following table summarizes our cash flows for the periods presented:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Net cash (used in) provided by operating activities	$(63.0)	$(65.4)	$325.4	$286.5
Net cash used in investing activities	(6,154.6)	(5.3)	(65.3)	(206.6)
Net cash provided by (used in) financing activities	6,321.8	96.9	(609.7)	(18.8)

Total cash provided (used) during the period before the effect of exchange rate changes	$104.2	$26.2	$(349.6)	$61.1

Cash (Used in) Provided by Operating Activities

  Twelve Months Ended December 31, 2019 versus Twelve Months Ended December 31, 2018

        Net cash used in operating activities was $63.0 million for the 2019 Successor period from January 1, 2019 to December 31, 2019 and $65.4 million for the 2019 Predecessor period. Net cash provided by operating activities was $325.4 million for the Predecessor twelve months ended December 31, 2018. The decrease in operating cash flows in the 2019 Successor period and 2019 Predecessor period, compared to the Predecessor twelve months ended December 31, 2018 was primarily driven by transaction cost payments and pension settlement payments in connection with the Take-Private Transaction, totaling approximately $197 million during the 2019 Successor period and approximately $243 million during the 2019 Predecessor period. In addition, we had higher interest payments of $178.6 million during the 2019 Successor period, compared to the 2018 Predecessor period.

  Twelve Months Ended December 31, 2018 versus Twelve Months Ended December 31, 2017

        Net cash provided by operating activities increased by $38.9 million during the twelve months ended December 31, 2018 compared to the twelve months ended December 31, 2017, primarily driven by lower tax payments in 2018 compared to the prior year.

Cash Used in Investing Activities

  Twelve Months Ended December 31, 2019 versus Twelve Months Ended December 31, 2018

        Net cash used in investing activities was $6,154.6 million for the 2019 Successor period, $5.3 million for the 2019 Predecessor period and $65.3 million for the Predecessor twelve months ended December 31, 2018. The increase in net cash used in the 2019 Successor period was primarily driven by the net payment of $6,078 million to acquire the Predecessor company in connection with the Take-Private Transaction and the acquisition of Lattice, including payments to settle the Predecessor line of credit and term loan.

  Twelve Months Ended December 31, 2018 versus Twelve Months Ended December 31, 2017

        Net cash used in investing activities decreased by $141.3 million for the twelve months ended December 31, 2018 compared to 2017, primarily driven by payment of $150.0 million in 2017 for the acquisition of Avention, partially offset by higher net cash payments of $14.3 million in 2018 to settle our foreign currency forward contracts for our hedged transactions.

Cash Provided by (Used in) Financing Activities

  Twelve Months Ended December 31, 2019 versus Twelve Months Ended December 31, 2018

        Net cash provided by financing activities was $6,321.8 million for the 2019 Successor period and $96.9 million for the 2019 Predecessor period, compared to net cash used in financing activities of $609.7 million for the twelve months ended December 31, 2018. The increase in cash provided by financing activities during the 2019 Successor period, compared to the Predecessor twelve months ended December 31, 2018 was primarily related to the raising of equity and debt financing for the Take-Private Transaction.

  Twelve Months Ended December 31, 2018 versus Twelve Months Ended December 31, 2017

        Net cash used in financing activities increased by $590.9 million during 2018 compared to 2017, primarily driven by payments to reduce our net borrowings through refinancing activities.

        Below is a summary of our borrowings as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor):

		Successor			Predecessor
		December 31, 2019			December 31, 2018
			Debt Issuance Costs and Discount			Debt Issuance Costs and Discount
	Maturity	Principal Amount		Carrying Value	Principal Amount		Carrying Value
Debt Maturing Within One Year:
New Repatriation Bridge Facility	February 7, 2020	$63.0	$0.1	$62.9	$—	$—	$—
New Term Loan Facility		19.0	—	19.0	—	—	—
2018 Term Loan Facility	Retired	—	—	—	15.0	—	15.0
2018 Revolving Credit Facility	Retired	—	—	—	2.0	—	2.0

Total short-term debt		$82.0	$0.1	$81.9	$17.0	$—	$17.0

Debt Maturing After One Year:
New Term Loan Facility	February 8, 2026	$2,511.0	$98.3	$2,412.7	$—	$—	$—
New Revolving Facility	February 8, 2024	—	—	—	—	—	—
6.875% New Senior Secured Notes	August 15, 2026	700.0	15.8	684.2	—	—	—
10.250% New Senior Unsecured Notes	February 15, 2027	750.0	28.0	722.0	—	—	—
4.37% Senior Notes	Retired	—	—	—	300.0	2.1	297.9
4.00% Senior Notes	Retired	—	—	—	300.0	1.2	298.8
2018 Term Loan Facility	Retired	—	—	—	277.5	0.6	276.9
2018 Revolving Credit Facility	Retired	—	—	—	246.0	—	246.0

Total long-term debt		$3,961.0	$142.1	$3,818.9	$1,123.5	$3.9	$1,119.6

Total debt		$4,043.0	$142.2	$3,900.8	$1,140.5	$3.9	$1,136.6

New Senior Secured Credit Facilities

        Borrowings under the New Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a LIBOR rate subject to interest rate floors, and they are secured by substantially all of the Company's assets.

        Other details of the New Senior Secured Credit Facilities:

  •
  As required by the credit agreement, beginning June 30, 2020, the principal amount of the New Term Loan Facility will begin to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. The margin to LIBOR is 500 basis points. The interest rate associated with the New Term Loan Facility at December 31, 2019 was 6.792%. On February 10, 2020, an amendment was made to the existing credit agreement, specifically related to the New Term Loan Facility, which reduced the margin to LIBOR to 400 basis points.

  •
  The New Revolving Facility provides for up to $400.0 million of revolving extensions of credit outstanding at any time until maturity on February 8, 2024. The margin to LIBOR is 350 basis points. There was no outstanding borrowing associated with the New Revolving Facility at December 31, 2019. Subsequently, in February and March 2020, we drew from the New Revolving Facility and had outstanding borrowings of $200.0 million as of March 31, 2020. The outstanding borrowings at March 31, 2020 exceeded 35% of the total amount of commitments under the New Revolving Facility, which required us to calculate the debt to consolidated EBITDA ratio as defined under the springing financial covenant. We were in compliance with the required ratio of first lien net indebtedness to consolidated EBITDA as of March 31, 2020.

  •
  The New Repatriation Bridge Facility had a principal balance of $63.0 million and matures on February 7, 2020. The margin to LIBOR is 350 basis points. The interest rate associated with the New Repatriation Bridge Facility at December 31, 2019 was 5.292%. The outstanding balance of the New Repatriation Bridge Facility was fully repaid in February 2020.

        In connection with the Take-Private Transaction, we repaid in full all outstanding indebtedness under the Prior Term Loan Facility and Prior Revolving Credit Facility and funded the redemption and discharge of the Prior Notes.

        Both the Successor notes and the Predecessor notes contained certain covenants that limit our ability to enter into certain transactions. In addition, both the Successor credit facilities and the Predecessor credit facilities contained financial covenants requiring the maintenance of debt to EBITDA ratios, which are defined in the respective credit facility agreements. We were in compliance with the respective financial and non-financial covenants at December 31, 2019 and December 31, 2018.

Tax Liability under the Tax Cuts and Jobs Act

        The enactment of the 2017 Act resulted in a significant impact on our financial statements. One of the key provisions in the 2017 Act was to impose a one-time mandatory U.S. tax on accumulated undistributed foreign earnings as of December 31, 2017 and, as a result, we were able to repatriate a significant portion of our accumulated undistributed earnings from our non-U.S. subsidiaries through December 31, 2017. The 2017 Act also allows us to remit our future earnings to the United States without incurring additional U.S. taxes. As of December 31, 2019 (Successor), our total tax liability associated with the 2017 Act was $60.2 million, of which $5.2 million was included in "Accrued Income Tax" and $55.0 million was included in "Other Non-Current Liabilities." As of December 31, 2018 (Predecessor), our total tax liability associated with the 2017 Act was $65.7 million, of which $5.3 million was included in "Accrued Income Tax" and $60.4 million was included in "Other Non-Current Liabilities."

Redeemable Preferred Stock

        In connection with the Take-Private Transaction on February 8, 2019, Dun & Bradstreet Holdings, Inc. issued 1,050,000 shares of Series A Preferred Stock for $1,028.4 million, net of issuance discount of $21.6 million. Together with other financing sources, the net proceeds were contributed to us to consummate the Take-Private Transaction. Each outstanding share of Series A Preferred Stock has a liquidation preference equal to the sum of (a) the stated value ($1,000.00 per share) (the "Stated Value") plus (b) all accrued, accumulated and unpaid dividends. The Series A Preferred Stock is entitled to cumulative dividend at (a) 12% per annum from February 7, 2019 to February 7, 2027; (b) 13% per annum from February 8, 2027 to February 8, 2028; and (c) 14% per annum from and after February 8, 2028. Unpaid dividends are accumulated and compounded quarterly regardless of whether they are declared. The Series A Preferred Stock (inclusive of unpaid dividends) has a ranking senior and in priority of payment to all other capital stock in any liquidation or winding up of our Company, and so long as any share of Series A Preferred Stock is outstanding, no dividends or distributions on, or purchases or redemptions of other capital stock may be made, paid or declared with certain exception as defined in the Certificate of Designations.

        At December 31, 2019 we classified the Series A Preferred Stock as mezzanine equity because the instrument contains a redemption feature which is contingent upon certain events, the occurrence of which is not solely within our control.

        We have bifurcated embedded derivatives related to the make-whole provision and assess fair value at each reporting date. Beginning in November 2019, we determined that there was a more than remote likelihood that the Series A Preferred Stock would become redeemable before November 8, 2021. As a result, we determined the fair value of the make-whole provision to be $172.4 million at

December 31, 2019, which was included in the consolidated statement of operations and comprehensive (loss) income for the period from January 1, 2019 to December 31, 2019 (Successor) and reflected as "make-whole derivative liability" within the consolidated balance sheet as of December 31, 2019. In addition, we recorded accretion of $2.2 million to the mezzanine equity using interest method.

        On May 31, 2019, July 30, 2019 and December 16, 2019, the board of directors of Dun & Bradstreet Holdings, Inc. declared a cash dividend to all holders of shares of Series A Preferred Stock of record at the close of business on May 31, 2019, September 16, 2019 and December 16, 2019, respectively. The May 31, 2019 dividend amount was $30.51 per share in an aggregate amount of $32.0 million, which was paid in June and July 2019. The September 16, 2019 and December 16, 2019 dividend amount was $30.51 per share, in an aggregate amount of $32.1 million and $32.0 million, respectively, which was paid in September 2019 and December 2019, respectively.

        The consummation of this offering is expected to be a qualifying IPO for purposes of the redemption requirements of our Series A Preferred Stock. We intend to use the net proceeds from this offering to redeem all or a portion of our Series A Preferred Stock. See "Use of Proceeds."

Contractual Obligations

        The following table presents our contractual obligations as of December 31, 2019:

Contractual Obligations(1)	Total	2019	2020	2021	2022	2023	Thereafter	All Other
	(Amounts in millions)
Current and long-term debt(2)	$5,825.8	$355.6	$294.5	$293.0	$291.5	$290.1	$4,301.1	$—
Operating leases(3)	$108.1	$27.2	$25.0	$20.9	$11.7	$7.1	$16.2	$—
Commitments to outsourcers and other purchase obligations(4)	$534.1	$183.8	$116.8	$89.2	$30.1	$23.3	$90.9	$—
Pension and other postretirement benefits payments/contributions(5)	$103.8	$5.4	$5.2	$8.4	$8.5	$22.6	$53.7	$—
Unrecognized tax benefits(6)	$17.5	$—	$—	$—	$—	$—	$—	$17.5
Tax liabilities related to the 2017 Act(7)	$60.2	$5.2	$5.2	$5.2	$5.2	$9.8	$29.6	$—

(1)
Because future cash flows are uncertain, other noncurrent liabilities are excluded from the table.

(2)
Amounts include interest. See Note 5 to the consolidated financial statements for further detail on the existing debt as of December 31, 2019. Amounts reflect obligations after an amendment made on February 10, 2020 related to the New Term Loan Facility.

(3)
See Note 19 to the consolidated financial statements for further detail.

(4)
See Note 18 to the consolidated financial statements for further detail.

(5)
Represents projected contributions to our U.S. Qualified and Non-U.S. defined benefit plans as well as projected benefit payments related to our unfunded plans, including our postretirement benefit plans. The projected contributions are estimated based on the same assumptions used to measure our benefit obligation at the end of 2019 and include benefits attributable to estimated future employee service. A closed group approach is used in calculating the projected benefit payments, assuming only the participants who are currently in the valuation population are included in the projection and the projected benefits continue for up to approximately 99 years. These estimates will change as a result of changes in the economy, as well as other mandated assumption changes that could occur in future years. See Note 10 to the consolidated financial statements for impact of the change in control as a result of the merger transaction.

(6)
We have a total amount of unrecognized tax benefits of $17.1 million for the year ending December 31, 2019. Although we do not anticipate payments within the next 12 months for these matters, these could require the aggregate use of cash totaling approximately $17.5 million. As we cannot make reliable estimates regarding the timing of the cash flows by period, we have included unrecognized tax benefits within the "All Other" column in the table above.

(7)
Related to the one-time mandatory tax and foreign withholding tax on the cumulative undistributed earnings from our non-U.S. subsidiaries as a result of the enactment of the 2017 Act. See Note 9 to the consolidated financial statements.

Off-Balance Sheet Arrangements

        We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements, other than our foreign exchange forward contracts and interest rate swaps discussed in Note 11 to the consolidated financial statements.

Critical Accounting Policies and Estimates

        In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 1 to the consolidated financial statements. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

Revenue Recognition

  Post Adoption of Topic 606

        Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether multiple goods and services in the contract are each separate performance obligations. Other judgments include determining whether we are acting as the principal in a transaction, primarily as it relates to transactions with alliances and partners, and whether separate contracts with the same client entered into at or about the same time should be combined into a single contract. We also use judgment to assess whether it is probable we will collect the consideration to which we will be entitled in exchange for the goods or services transferred. We base our judgment on the client's ability and intention to pay that amount of consideration when it falls due which includes an assessment of their historical payment experience, credit risk indicators and the market and economic conditions affecting the client.

        We allocate the transaction price to each performance obligation deliverable based on the relative standalone selling price basis. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.

  Pre-Adoption of Topic 606

        Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting. Other judgments include determining whether we are acting as the principal in a transaction, primarily as it relates to transactions with alliances and partners, and whether separate contracts are considered part of one arrangement. We also use judgment to assess whether collectability is reasonably assured before we recognize any revenue. We base our judgment on the creditworthiness of the client, their historical payment experience and the market and economic conditions affecting the client.

        Total consideration in multiple-element arrangements is allocated to each deliverable based on the relative selling price at the inception of the arrangements and does not change. We determine the estimated selling price for each deliverable using the selling price hierarchy (vendor-specific objective evidence of selling price, third-party evidence of selling price, and best estimated selling price). We review estimated selling prices used in this hierarchy on a quarterly basis and update as required.

Pension and Postretirement Benefit Obligations

        Our defined-benefit pension plans are accounted for on an actuarial basis, which requires the selection of various assumptions. For each plan, the most significant assumptions include an expected long-term rate of return on plan assets, a discount rate, mortality rates of participants and expectation of mortality improvement.

        The expected long-term rate of return on the plan assets that is utilized in determining pension expense is derived based on target asset allocation as well as expected returns on asset categories of plan investments. For the U.S. Qualified Plan, our most significant pension obligation, the long-term rate of return assumption was 7.00% for each of 2019, 2018 and 2017. For 2020, we will use a long-term rate of return of 6.50%. The 6.50% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2019, the U.S. Qualified Plan was 59% invested in return-seeking assets and 41% invested in liability-hedging assets.

        Another key assumption is the discount rate, which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios, reflecting actual liability duration unique to our plans. We use the Spot Rate Approach to measure service and interest cost components of net periodic benefit costs by applying the specific spot rates along that yield curve to the plans' liability cash flows. We believe this approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve. This change does not affect the measurement of our plan obligations.

        Mortality assumptions are used to estimate life expectancy of plan participants, determining projected pension obligations and the period over which retirement plan benefits are expected to be paid. For our U.S. plans we used the PRI 2012 mortality table ("PRI-2012") and RP-2014 mortality table ("RP-2014") at December 31, 2019 and 2018, together with mortality improvement projection scales MP-2019 and MP-2018, respectively. The adoption of the updated mortality table and improvement projection scales at December 31, 2019 and 2018 resulted in a reduction of the projected benefit obligations for the U.S. plans of approximately $43 million and $4 million, respectively.

        Changes in the above key assumptions for our global pension plans would have the following effects to our pension obligations at December 31, 2019:

	Long-Term Rate of Return		Discount Rate
	25 Basis Points		25 Basis Points
	Increase	Decrease	Increase	Decrease
Increase (decrease) in pension cost	$(3.7)	$3.7	$2.7	$(2.8)
Increase (decrease) in pension obligation	$—	$—	$(50.6)	$53.6

        We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement obligations and benefit costs.

        See Note 10 for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired. Goodwill is not subject to regular periodic amortization. Instead, the carrying amount of goodwill is tested for impairment at least annually at December 31, and between annual tests if events or circumstances warrant such a test.

        We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. At December 31, 2019, our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and United Kingdom, Greater China, India and our WWN partners.

        In accordance with ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment we record goodwill impairment charges if a reporting unit's carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating expense in the period that the impairment is identified.

        For the purpose of the goodwill impairment test, we first assess qualitative factors to determine whether it is more likely than not that the fair value of reporting unit is less than its carrying amount. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional quantitative evaluation is performed. Alternatively, we may elect to proceed directly to the quantitative goodwill impairment test.

        For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact to the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition.

        For quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year EBITDA for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (i.e., recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

        Our determination of EBITDA multiples and projected cash flows are sensitive to the risk of future variances due to market conditions as well as business unit execution risks. Management assesses the relevance and reliability of the multiples and projected cash flows by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, recent market transactions involving comparable businesses and other data. EBITDA multiples and projected cash flows can also be significantly impacted by the future growth opportunities for the reporting unit as well as for the Company itself, general market and geographic sentiment and pending or recently completed merger transactions.

        Consequently, if future results fall below our forward-looking projections for an extended period of time, the results of future impairment tests could indicate that impairment exists. Although we believe the multiples of EBITDA in our market approach and the projected cash flows in our income approach are reasonable assumptions about our business, a significant increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our ability to retain market share and thus on the projected values for our reporting units.

        As a reasonableness check, we reconcile the estimated fair values derived in the valuations for the total Company based on the individual reporting units to our total enterprise value (calculated by multiplying the closing price of our common stock, if applicable, by the number of shares outstanding at that time, adjusted for the value of our debt).

        For 2019, we performed the qualitative test for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired. We performed quantitative goodwill impairment tests during 2018 and 2017, which also resulted in no impairment.

        At December 31, 2018, the estimated fair values of our reporting units exceeded the respective carrying values by amounts ranging from 50% to well over 100%.

        The value of goodwill increased significantly as a result of the Take-Private Transaction on February 8, 2019. See Note 16 to the consolidated financial statements for further detail on goodwill by segment.

        Indefinite-lived intangibles other than goodwill are also assessed annually for impairment at December 31, or, under certain circumstances which indicate there may be an impairment. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets. We perform both qualitative and quantitative impairment tests to compare the fair value of the indefinite-lived intangible asset with its carrying value. We perform a qualitative impairment test based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. We may also perform a quantitative impairment test primarily using an income approach based on projected cash flows.

        No impairment charges related to goodwill and indefinite-lived intangibles have been recognized for the period from January 1, 2019 to February 7, 2019 (Predecessor) and the period from January 1, 2019 to December 31, 2019 (Successor) and for the years ended December 31, 2018 and 2017.

Stock-Based Compensation

        Stock-based compensation expense is recognized over the award's vesting period. The compensation expense of our current stock-based compensation programs is calculated by estimating the fair value of each profits interest unit on the date of grant. We determine the grant date fair value using the Black Scholes valuation model. Subsequent to the Take-Private Transaction, our stock was not publicly traded. We do not have a history of market prices for our common stock. Thus, estimating grant date fair value requires us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability. The fair value of the underlying shares and unit grants was determined contemporaneously with the grants.

        For our 2019 grants, we determined stock price per unit equal to the closing price of our Class A equity unit price on February 8, 2019, also the closing date of the Take-Private Transaction. Approximately 94% of the units issued in 2019 were granted in February 2019 and March 2019 and almost all of the remaining units were granted by June 2019. As these grant dates were shortly after the Take-Private Transaction closed on February 8, 2019 and there was no indication that the value of our Company changed, we believe it is reasonable to assume the Take-Private Transaction date price approximates the fair value of the enterprise value on each of the grant dates.

        For the expected time to liquidity assumption, management estimated, on the valuation date, the earliest expected change of control or liquidity event was approximately three and half years. The estimate was based on available facts and circumstances on the valuation date, such as our performance and outlook, investors' strategy and need for liquidity, market conditions, and our financing needs, among other considerations.

        For the expected volatility assumption, we utilized the observable data of a group of similar public companies (the "peer group") to develop our volatility assumption. The expected volatility of our stock was determined based on the range of the measure of the implied volatility and the historical volatility for our peer group of companies, re-levered to reflect our capital structure and debt, for a period which is commensurate with the expected holding period of the units. Based on this analysis, our weighted average expected volatility rate was 43.9% for the 2019 grants.

        All other assumptions remaining constant, the increase or decrease in the expected time to liquidity of six months would have the effect of increasing or decreasing our 2019 annual compensation cost by approximately $4 million.

        All other assumptions remaining constant, a decrease in the expected volatility of 10% would have the effect of decreasing our 2019 compensation expense by approximately $2 million, while an increase in the volatility of 10% would have the effect of increasing our 2019 annual compensation cost by approximately $4 million.

        We recognize forfeitures and the corresponding reductions in expense as they occur.

        Our stock-based compensation programs are described more fully in Note 6 to the consolidated financial statements.

Fair Value Measurements

        Assets and liabilities are subject to fair value measurements in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. Upon the completion of an acquisition, we identify the acquired assets and liabilities, including intangible assets and estimate their fair values. A fair value measurement is determined as the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often involves significant judgments about assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to the asset or liability being valued. Fair value measurements also require us to project our future cash flows based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market and geographic sentiment. See Notes 11, 13 and 14 to the consolidated financial statements for further information on fair value measurements and acquisitions.

Income Taxes and Tax Contingencies

        We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.

        In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, as applicable, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

        We currently have recorded valuation allowances in certain jurisdictions that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

        Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material adverse effect on our financial condition, results of operations or cash flows.

        In connection with the enactment of the 2017 Act, we estimated the associated tax effects and recorded a provisional tax charge of $80.7 million in our consolidated financial statements at December 31, 2017 in accordance with ASC 740, "Income Taxes" and Securities and Exchange Commission Staff Accounting Bulletin No. 118. In addition, we adopted ASU No. 2018-02 at December 31, 2017. Accordingly, we elected to reclassify $150.5 million related to the income tax effect of the 2017 Act on our U.S. pension and retirement plans from Accumulated Other Comprehensive Income ("AOCI") to retained earnings. In accordance with our accounting policy, we release income tax effects from AOCI once the reason the tax effects were established cease to exist. During 2018, we continued to assess and finalized the tax impact of the 2017 Act as of December 31, 2018. We recorded an incremental charge of $14.2 million in our consolidated financial statements for the twelve months ended December 31, 2018, related to the tax liability on the undistributed earnings from non-U.S. subsidiaries. We have also made an accounting policy election to provide for tax expense related to the Global Intangible Low-Taxed Income in the period when the tax is incurred. See Note 9 to the consolidated financial statements.

BUSINESS

Our Company

        Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, confirm suppliers are financially viable and compliant with laws and regulations enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

        We are differentiated by the scale, depth, diversity and accuracy of our constantly expanding business database, known as our "Data Cloud," that contains comprehensive information on more than 355 million total businesses as of December 31, 2019. Access to longitudinal curated data is critical for global commerce, and with only a small percentage of the world's businesses filing public financial statements, our data is a trusted source for reliable information about both public and private businesses. By building such a set of data over time, we were able to establish a unique identifier that creates a single thread connecting related corporate entities allowing our clients to form a holistic view of an enterprise. This unique identifier, which we refer to as the D-U-N-S Number, is a corporate "fingerprint" or "Social Security Number" of businesses. We believe that we are the only scale provider to possess both worldwide commercial credit data and comprehensive public records data that are linked together by a unique identifier allowing for an accurate assessment of public and private businesses globally.

        Leveraging our category-defining commercial credit data and analytics, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables. We believe our proprietary Paydex score is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

        Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or alternative, data, such as foot traffic, website usage, social media posts, online browsing activity and shipping trackers, to assist clients in optimizing their sales and marketing strategy by cleansing CRM data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines into a condensed list so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

        We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. We have a global client base of approximately 135,000, including some of the largest companies in the world. For example, in 2019, our client base included approximately 90% of the Fortune 500, approximately 80% of the Fortune 1000 and approximately 60% of the Global 500. Covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing, our data and analytics support a wide range of use cases. In terms of our geographic footprint, we have an industry-leading presence in North America, a growing presence in the United Kingdom, Ireland, India and Greater China through our majority or wholly-owned subsidiaries and a broader global presence through our WWN relationships.

        We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenues, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have translated into high client retention and revenue visibility. For example, 20 of our top 25 clients by revenue for the twelve months ended December 31, 2019 have been our clients for over 20 years. We also benefit from strong operating leverage given our centralized Data Cloud and solutions, which allow us to generate strong contribution margins and free cash flow.

Our Transformation

        Over the course of our history, we have earned the privileged position of leadership and trust within the industries we serve. However, over the past decade, operational and execution issues led to stagnant revenue growth and declining profitability. Identifying an opportunity to unlock Dun & Bradstreet's potential, the Investor Consortium led by William P. Foley II at Bilcar, THL, Cannae, Black Knight and CC Capital, acquired Dun & Bradstreet in the Take-Private Transaction in February 2019.

        William P. Foley II, who was appointed as our Chairman, has extensive experience in industry consolidation and delivering shareholder value. As a pre-eminent operator, Mr. Foley has led four separate multi-billion dollar public market platforms with over 100 acquisitions across diverse platforms including FNF, FIS, Black Knight, Ceridian and FGL Holdings. As Founder, former CEO, and now Chairman of FNF, Mr. Foley has built the largest title insurance company, growing equity value from $3 million to $13 billion. His proven track record is driven by his value creation playbook, which is highlighted by identifying cost savings, undertaking strategy shifts, eliminating siloed organizational structures and accelerating product expansion. Coupled with Mr. Foley's exceptional track record of optimizing go-to-market organizations, executing strategic acquisitions and investing in growth, the value creation playbook has been substantiated by Mr. Foley's history of superior shareholder returns through consistently exceeding initial synergy estimates, as demonstrated by an average synergy realization of 1.4x the initial forecast. He also has an exceptional track record of recruiting and developing leaders to implement his transformation initiatives.

        At Dun & Bradstreet, Mr. Foley and the rest of the Investor Consortium immediately brought in a new senior leadership team that includes Anthony M. Jabbour as our Chief Executive Officer, Dr. Stephen C. Daffron as our President, Bryan T. Hipsher as our Chief Financial Officer, Joe A. Reinhardt III as our Chief Legal Officer and Kevin Coop as our Chief Commercial Officer. The senior leadership team brings extensive experience and a proven track record of driving long-term stockholder value creation through transformation and growth initiatives. Together, they identified new leaders for each business unit, including Andrew Hausman, President, Finance & Risk, Michael C. Bird, President, Sales & Marketing and Neeraj Sahai, President, International, and several of our corporate support functions, including Dr. Bobby Gupta as Chief Analytics Officer, Thomas Rauker as Chief Operations Officer and Gil Shaked as Chief Technology Officer.

        The senior leadership team immediately commenced a comprehensive transformation to improve and revitalize our business for long-term success. They saw significant opportunity to create value by transforming the organization and improving the platform with new business unit leaders, enhanced technology and data, solution innovation and a client-centric go-to-market strategy.

        To capitalize on the opportunities identified, we are investing in several strategic initiatives that we believe will allow Dun & Bradstreet to achieve its fullest potential.

Realigning Management and Organization

  •
  We immediately reorganized our management and operating infrastructure into vertically aligned business units to increase focus and accountability. Within each business unit, we then allocated shared corporate functions, such as analytics, data, finance, legal, marketing and communications, operations, people, sales, strategy and technology, to help better understand and drive accountability for the specific revenues and costs associated with each function.

  •
  As a result of this realignment, 18 of the 19 executives, or 95%, and 30 of the 46, or 65%, members of the broader leadership team are new or in a new role, with nearly half of all employees reporting to a new leader. Our total employee turnover was approximately 1,500 and our leadership was able to identify and eliminate ineffective headcount resulting in a net employee reduction of approximately 850, or 17% of total employees. We also revised our compensation program to incentivize new sales and long-term contracts.

  •
  We will continue to optimize our organizational structure and make targeted hires to build out our team at all levels. We are growing our deep roster of 61 data scientists on staff, as evidenced by the recent hire of 15 data scientists in the second half of 2019. Additionally, we believe there are further cost synergies to be realized as we continue to evaluate and implement additional efficiency initiatives.

Optimizing Go-to-Market and Client Service

  •
  We have reorganized our salesforce and go-to-market strategy under the leadership of Kevin Coop, our Chief Commercial Officer. Our sales team separates clients into three primary tiers, Enterprise, National and SMB. Enterprise clients are each managed by a designated team, many of whom work on clients' premises given the importance of strategic relationships, while National and SMB clients are managed by teams focused on specific solutions and geographies. We have also revamped our sales commission plans to more appropriately incentivize sales of long-term contracts and the cross-selling of additional solutions rather than focusing on the annual renewal of existing contracts. This new go-to-market strategy allows us to better serve clients' needs, increase cross-sell to existing clients and win new business to drive improved financial outcomes.

  •
  From a client service perspective, we have begun to systematically track and monitor service metrics and key service performance indicators to more effectively assist our clients. We have also implemented a client survey program to track and improve the satisfaction of our clients. Additionally, we have improved the offering of self-service tools such as solution guides and online FAQs to automate a portion of our responses to client service inquiries. These investments in the efficiency and efficacy of our client servicing have created net savings by reducing the total volume of client service inquiries and moving client service centers to lower cost areas and improve our overall client satisfaction.

  •
  Our shift to a client-centric model and go-to-market strategy has already begun to translate into positive results. Driven by the implementation of multi-year incentives, during the twelve months ended December 31, 2019, the number of multi-year contracts was approximately 2%, an increase of 87% over the prior period. In addition, total contract value for the twelve months ended December 31, 2019 increased by 39% over the prior period, while negative client complaints have declined.

  •
  We continue to work towards shifting clients from annual to multi-year contracts to drive enhanced visibility and consistency of our cash flows and increase the opportunity to upsell and cross-sell solutions. Additionally, the data being collected by our newly instituted programs in tracking and transcribing client service calls should continue to drive improved client service, which should lead to improved client retention.

Simplifying and Scaling Technology

  •
  Technology is key to how we efficiently collect, curate and ultimately deliver our data, analytics and business insights. Under the leadership of our Chief Technology Officer, Gil Shaked, we are continuing to make investments in modernizing our infrastructure and optimizing our architecture to increase control, create efficiencies and greatly enhance the ability of our platforms to scale. To ensure discipline around the capital allocation process, our new management team has instituted a capital committee to validate and approve major technological investments within our business.

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  As part of our simplification initiative, we are rationalizing and reducing our overall physical data center footprint and are continuing to transition to a cloud-based solution. We are constantly rationalizing our legacy solutions and decommissioning those that are either not profitable or can be consolidated into our core solutions. We have begun the re-architecture of our technology platform to enhance our ability to organize and process high volumes of disparate data, increase system availability and improve delivery, while lowering our overall cost structure and ensuring information security. As part of this effort, we are in the process of reorienting the delivery of all of our solutions via our centralized Prime platform, which collects the cleansed and curated data from our local and global data supply chains and is designed to feed all of our delivery mechanisms with consistent data.

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  We continue to work towards evolving Dun & Bradstreet into a platform with the ability to seamlessly add and integrate new data sets and analytical capabilities into our simplified and scaled technology infrastructure. In 2020, we plan to increase capital investments in our technology infrastructure over the previous year while simultaneously reducing our annual technology-related operating expenses.

Expanding and Enhancing Data

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  We have significantly increased our investment in the breadth and depth of our data. We have specifically focused on better utilization of available data, automation of business data research, improvement of identity resolution, expansion of our individual contact database and implementation of tools to monitor and streamline our data supply chain so that we can generate better, more actionable business insights and outcomes for our clients. We are also proactively addressing data quality issues.

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  Although we draw from approximately 17,000 proprietary and publicly curated sources, Dun & Bradstreet had historically focused on identifying and collecting a narrow subset of data that was appropriate for specific solutions. We have since reoriented our approach towards better ingesting all available data to effectively leverage previously disregarded sources of data and thereby improve the consistency, accuracy and predictive power of our solutions.

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  We are also expanding the volume of the data we are able to offer. For example, we have increased D&B Hoover's premium contact data from approximately five million e-mail contacts to approximately 15 million contacts in our Data Cloud in 2019, while simultaneously improving the accuracy of those contacts by 300% since the beginning of 2018. We specifically focused on individuals we consider having significant influence over the buying process at companies that are most important to our clients based on our verified usage analysis.

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  We are also expanding our coverage of SMBs and incorporating new, alternative data sets to expand the breadth of companies covered and depth of information we are able to provide clients. As part of this initiative we acquired Orb in January 2020, which allows us to better capture the digital footprint of businesses as well as the digital exhaust that businesses generate. By incorporating additional data sets into our solutions, we can continue to expand and refine the insights we offer to our clients, which we believe will enhance our competitive advantage.

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  We have implemented a data watch program (the "Data Watch Program") to proactively monitor and repair issues before clients experience them. Since May 2019, both client issues as well as Data Watch Program issues are now being logged in our data quality repository. We have identified, logged and resolved a number of issues as a direct result of this initiative and are continuously working to address additional issues.

Strengthening Analytics and Insights

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  We have strengthened our analytics by leveraging our artificial intelligence capabilities and expanded data sets and growing our analytics team under the leadership of Dr. Bobby Gupta, our Chief Analytics Officer. We accelerated these efforts through our acquisition of Lattice, which has significantly improved our analytics and connectivity within our Sales & Marketing solutions. As a leading customer data platform, Lattice centralizes first- and third-party data collection on client and prospect profiles leveraging an AI data platform to deliver tailored insights that help clients scale their account-based marketing programs across all channels.

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  Improvements in analytics are enabling us to create solutions that produce greater insights and more predictive results. For example, we recently introduced a new set of solutions for the Federal Emergency Management Agency ("FEMA") that provides predictive modeling of disaster outcomes to support response efforts. We now also offer clients access to D&B Analytics Studio, a configurable cloud sandbox environment where they can develop and test their own analytics in-house using our data combined with other internal data and external vendor data that has been linked through the D-U-N-S Number identification.

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  We will continue to expand the use cases for our analytics to find new and innovative ways to serve our clients. Enhanced analytics enable us to provide easy to implement end-to-end solutions that can be used by a wide range of clients, including SMBs that do not have the resources to support a full data analytics staff. By creating configurable, rather than customizable, analytics solutions, we believe that we can increase the adoption of solutions by our clients and expand the size of our client base.

        Our transformation strategy is based on a proven playbook of enhancing stockholder value through organizational re-alignment and re-investment and is well underway. As of December 31, 2019, these initiatives have resulted in over $203 million of net annualized run-rate savings, and we believe there are incremental opportunities to further rationalize our cost structure. In light of the changes that have been made or identified by our experienced operator-driven Investor Consortium and seasoned management team, we believe we are well-positioned to execute on our near- and long-term strategy of driving stockholder value through consistent revenue growth, managing cost initiatives and innovating and improving the way we add value and solve the increasingly challenging and complex needs of our clients.

Our Market Opportunity

        Businesses rely on B2B data and analytics providers to extract data-driven insights and make better decisions. For example, in commercial lending and trade credit, the scarcity of readily available credit history makes the extension of credit a time-consuming and imprecise process. In procurement, businesses face increasingly complex and global supply chains, making the assessment of compliance and viability of all suppliers prohibitively difficult and expensive if not conducted effectively. In sales and marketing, businesses have benefitted from the proliferation of CRM, Marketing Automation and Sales Acceleration tools designed to help identify, track and improve both customer management and prospecting growth activities. While these tools are helping to fill sales funnels and improve the progression of opportunities, key challenges remain in salesforce productivity, effective client segmentation and marketing campaign activation. Common stumbling blocks include incorrect, or outdated, contact information, duplicated or inaccurate firmographic data and a lack of synchronization between the various platforms in the marketing technology ecosystem.

        We help our clients solve these mission critical business problems. We believe the TAM in which we operate is large, growing and significantly underpenetrated. We participate in the big data and analytics software market, as defined by IDC, which represents a collection of software markets that functionally address decision support and decision automation. This market includes business intelligence and analytics tools, analytic data management and integration platforms and analytics and performance management applications. IDC estimates worldwide revenues of big data and analytics software to be approximately $67 billion in 2019. Within the broader market of data and analytics solutions, we serve a number of different markets, including the commercial credit data, sales and marketing data and GRC markets to provide clients with decisioning support and automation. As we continue to drive innovation in our solutions, we expect to address a greater portion of this TAM as new use cases for our data assets and analytical capabilities are introduced.

        We believe there are several key trends in the global macroeconomic environment generating additional growth in our TAM and increasing the potential demand for our solutions:

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  Growing Recognition of Analytics and Data-Informed Business Decisioning.  Due to the pervasive digital transformation that nearly all industries are experiencing, businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. Businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their finance and credit decisioning, regulatory and compliance and sales and marketing workflows.

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  Growth in Data Creation and Applications.  As a result of the increasing recognition of data's value, the volume of data sets being collected and assembled today is increasing. Not only is the size of these data sets larger than ever, but also the data being collected covers a wider range of topics and subjects. Driven in large part by the global trend of an "Internet of Things," the proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights. Businesses now have a massive amount of data at their fingertips but often have to rely on large scale providers to help them curate, match, append and create insights in order to convert that data into improved outcomes.

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  Advances in Analytical Capabilities Unlocking the Value of Data.  The combination of increasingly available data sets with effective artificial intelligence and machine learning capabilities allows for the generation of mission critical insights integrated into clients' workflows. Businesses that lack the resources for developing these complex tools and solutions internally turn to data and analytics providers, creating market demand. The availability of more insightful analytical tools, in turn, drives growing recognition of the power of analytics in everyday business processes.

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  Heightened Compliance Requirements in an Evolving Regulatory Environment for Business.  Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which can vary by geography and industry served. Performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of business expansion, or worse, leave a business exposed to expensive fines and penalties. Regulations such as the Fifth EU Anti-Money Laundering Directive, OFAC's Anti-Money Laundering Policy and the United States Department of Justice Foreign Corrupt Policies Act require businesses to take the necessary steps to comply in an efficient manner. Recently, regulations such as the EU GDPR and CCPA have also introduced complexity into the collection and use of data by businesses. Manual processes are burdensome and prone to human error, and therefore demand for data and analytics as a solution continues to increase.

        As a leading provider of data and analytics, we have witnessed the emergence and development of these trends firsthand. We believe that due to our differentiated capabilities and our privileged position as a tenured incumbent, we are well positioned to capture this market opportunity and benefit from these long-term trends.

Our Solutions

        The defining characteristic of our solutions is the breadth and depth of our combined proprietary and curated public data and actionable analytics that help drive informed decisions for our clients. Our Data Cloud is compiled from approximately 17,000 sources, as well as from data collected by our 18 WWN partners, resulting in data sourced from 243 countries and territories worldwide. We believe that we are uniquely able to match data to its corresponding entity, and have extensive related intellectual property with 99 of our 209 patents dedicated to this function. Our capabilities in matching and identity resolution enable us to make sense of our vast universe of data, turning chaos into order. Since 1963, we have tracked these businesses by assigning unique identifiers (known as a D-U-N-S Number) to all companies in our data set. The D-U-N-S Number is recommended and, in many cases required, by over 240 commercial, trade and government organizations. This privileged position in the market has allowed us to commercialize the creation and monitoring of D-U-N-S Numbers by suppliers, which in turn feeds additional proprietary data into our platform.

        Data is only valuable when it drives action that moves an organization towards its goals. Underpinned by an integrated technology platform, our solutions derive data-driven insights that help clients target, grow, collect, procure and comply. We provide clients with both curated bulk data to incorporate into their internal workflows and end-to-end solutions that generate insights from this data through configurable analytics. The chart below illustrates the comprehensive, end-to-end nature of our solutions, which are organized into two primary areas: Finance & Risk and Sales & Marketing.

Finance & Risk

        Our Finance & Risk solutions are mission critical to our clients as they seek to leverage the data sets and analytics from our platform to manage risk, minimize fraud and monitor their supply chain. Top commercial enterprises in the world utilize our configurable solutions to make better decisions when considering small business loans, extending trade credit, analyzing supplier relationships and collecting outstanding receivables. Our Finance & Risk solutions help clients increase cash flow and profitability while mitigating credit, operational and regulatory risks by helping them answer questions such as:

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  Does my business credit file reflect the true health of my business?

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  Will this customer pay me on time?

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  How can I automate credit decisions across my portfolio?

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  How do I accelerate KYC / AML due diligence while maintaining compliance with regulatory requirements?

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  How do I ensure my firm is properly using corporate linkage and beneficial ownership to ensure conflict checks are accurate?

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  How do I efficiently onboard third-parties using a risk-based assessment tool that offers monitoring?

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  How do I protect against the risk of supply chain interruptions and identify alternative suppliers?

        Our principal Finance & Risk solutions include:

        D&B Analytics, which includes D&B Credit and DNBi, is a subscription-based online application that offers clients real time access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis.

        D&B Direct is an application programming interface ("API") that delivers risk and financial data directly into enterprise applications such as enterprise resource planning applications ("ERPs") and CRMs for real-time credit decision making. The API format allows users to configure their own solutions for their organization's needs.

        D&B Credibility is a suite of powerful tools that allows SMBs to monitor and build their business credit file. SMBs can review detailed reporting on all D&B scores and ratings as well as access triggered alerts for any changes in scores and custom reports with key scores and risk indicators.

        D&B Enterprise Risk Assessment Manager ("eRAM") is a global solution for managing and automating credit decisioning and reporting for complex account portfolios, regardless of geography. This solution provides globally consistent data and integrates with in-house ERPs and CRMs. eRAM allows clients to access all of Dun & Bradstreet's global scores and risk indicators for customized scoring, reporting and analytics.

        Within Finance & Risk, Risk & Compliance offers the tools and expertise to help certify, monitor, analyze and mitigate risk for clients. These solutions provide clients with supplier intelligence, enable ethical and responsible sourcing, facilitate FCPA anti-bribery and sanction management, and provide KYC and AML insights.

        Our principal Risk & Compliance solutions include:

        D&B Compass is a cloud-based workflow management solution which automates manual processes to easily and efficiently integrate master data and rules-driven workflows. This solution leverages expansive firmographics data and proprietary analytics to help suppliers reduce the cost of onboarding, screening and monitoring third parties.

        D&B Supplier Risk Manager provides focused and predictive insights to help certify, monitor, analyze and mitigate risk across the supply chain to avoid costly disruptions. This solution offers predictive scores and government indicators to provide strategic advantage and visibility into risk management.

        D&B Onboard leverages the Data Cloud to provide comprehensive insights into businesses to facilitate global KYC/AML compliance and to minimize financial, legal and reputational risk exposure. Onboard automates compliance and onboarding activities by validating identity of businesses against a global database of over 355 million businesses to confirm accurate representation.

        D&B Beneficial Ownership offers risk intelligence on Ultimate Beneficial Ownership from what we believe to be the world's largest commercial database. Clients are able to view, update and monitor company's hierarchy and beneficial ownership to provide clarity, efficiency and accuracy around beneficial owners. The database includes key shareholders, both individuals and corporate entities, globally.

Sales & Marketing

        Our Sales & Marketing solutions help businesses discover new revenue opportunities and accelerate growth by extending the use cases of our data and analytics platform. By adding our proprietary business data set to our personal contact, intent and non-traditional data, we are able to provide a single view of the prospective customer. Our Sales & Marketing solutions extend beyond simple contact data and enable clients to automate data management and cleansing, unmask and track website visitors and activate digital ads based on segmented prospect data. This helps our clients optimize their sales and marketing functions and narrow their focus on the highest probability businesses in order to answer questions such as:

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  How can I confirm the accuracy of my data?

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  How do I integrate data between disparate systems?

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  How do I eliminate duplicate records and populate anonymous accounts?

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  How do I gain visibility into key markets?

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  How do I consistently engage strategic accounts across various channels?

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  How can I identify anonymous web traffic to reveal new opportunities and personalize campaigns?

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  How do I distill large sets of data into actionable insights?

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  How do I implement lead scoring to increase engagement and create a targeted prospect pipeline?

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  How can I ensure that I have an accurate customer contact list?
        Our principal Sales & Marketing solutions include:

        D&B Optimizer is an integrated data management solution that links clients' first party business records directly with the D&B Data Cloud and ensures continuous data hygiene and management to drive actionable commercial insights and a single client view across multiple system and touchpoints.

        D&B Master Data empowers clients to quickly and deeply understand business relationships (clients, prospects, suppliers and partners) and leverage that intelligence across the organization to confidently make critical business decisions about those relationships to grow and protect their businesses.

        D&B Hoovers is a sales intelligence solution that allows clients to research companies, quickly build pipelines, engage in informed conversations and enhance sales productivity. Clients are able to target companies and contacts with more than 200 search filters that continually refresh based on developed criteria. Hoovers populates Salesforce or Microsoft Dynamics records to allow clients to reduce time spent on administrative tasks and improve sales productivity.

        D&B Lattice is a customer data platform that connects first- and third-party data across clients' marketing technology stack to power real-time lead scoring, prospect segmentation and personalized account-based marketing ("ABM") campaigns across digital, search, social, email and sales channels.

        D&B DataVision leverages D&B data sets to help marketers profile, visualize and segment data to identify targets with the highest propensity to buy, renew, upsell and cross-sell. DataVision activates data across marketing automation platforms ("MAP"), CRM and sales teams to ensure campaign messages are consistently delivered to the right audiences.

        D&B Audience Targeting helps clients reach the right audiences with the right messages by leveraging our over 500 million digital IDs and curated selection of over 600 pre-defined B2B audience targeting segments that span digital display, mobile, social and programmatic TV advertising channels.

        D&B Visitor Intelligence turns web visitors into leads by leveraging D&B's rich B2B data set and digital identity resolution capabilities to unmask anonymous web traffic and identify which companies and potential buyers are visiting client websites. This critical real-time visitor intelligence drives personalized web experiences, increased conversion rates with prefill web registrations and retargeting capabilities to quickly engage these new leads and accelerate the sales process.

        D&B Direct delivers valuable customer insights into CRMs, marketing automation and other marketing applications for on-demand business intelligence via an API. This configurable format allows users to tailor their own solutions for their organization's needs.

Representative Case Studies

        Below are a few examples of ways in which our clients have used our solutions to improve their business processes and achieve better outcomes.

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  Duke Energy needed a scalable mechanism to automate credit reviews of 4,000 business customers while managing bad debt risk. Utilizing our leading Finance & Risk solutions, Duke Energy was able to automate new credit applications, proactively manage existing portfolio risk and address the credit decisions of their customer base. Duke Energy was also able to gain measurable efficiency quickly, reducing quarterly customer review time by 80% and scaling an automated credit review process from only 6% of the portfolio to 100%, resulting in significant savings from reduced risk exposure.

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  A Fortune 500 Aerospace and Defense company needed to automate supplier validation by dynamically screening suppliers to ensure they were doing business with the right organizations. By employing our Risk & Compliance tools both through APIs and D&B Compass, they are able to validate over 1,000 new supplier profiles each month. The client's global compliance group also leverages our solutions to screen for up to 1.2 million third parties and associated individuals that visit their facilities. Another Aerospace and Defense client of ours uses our Risk & Compliance tools to monitor approximately 110,000 active suppliers.

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  In the wake of three Category 4 and 5 hurricanes in 2017, FEMA was confronted with a monumental recovery effort, without reliable data and analysis on which to base the allocation of limited resources. In collaboration with government entities, our advanced analytics team developed business risk and economic impact assessments that have been utilized by state, local and federal agencies to inform response and recovery efforts for Hurricanes Harvey, Irma and Maria. Our data and analytics enable better-informed execution across all four phases of emergency management: mitigation, preparedness, response and recovery.

Our Competitive Strengths

Market Leadership with the Most Comprehensive Commercial Credit Database

        We are the category-defining player in the market for B2B credit decisioning data and analytics. We believe our long operating history uniquely qualifies and positions us to address the commercial data-driven decisioning needs of our clients due to the breadth and depth of our proprietary Data Cloud. Our Data Cloud includes more than 355 million businesses globally and extends far beyond those for which data is publicly available. The D-U-N-S Number is a widely recognized identifier and is a policy-driven requirement for the process of supplying trade credit for many businesses and governments. Our owned, proprietary data sets include commercial credit and firmographic data, personal contact data, regulatory compliance, receivables, payment history and other data. Our strategic relationships with our global WWN relationships provide us with international data in our global database, known as WorldBase, which we view as a key competitive strength in serving both U.S. and international businesses. The contributory nature of our Data Cloud, where we typically obtain updated information at little or no cost and own most of our data, creates a strong network effect that we believe gives us an expanding competitive advantage over other market participants or potential entrants. Our Data Cloud is also differentiated in our ability to track corporate linkages of child-to-parent organization relationships to help clients better understand commercial relationships and make better informed decisions with a more holistic view of the business.

Innovative Analytics and Decisioning Capabilities Driving End-to-End Solutions

        In a world of increasing data access, the value proposition for companies like ours is shifting from the provision of core data to the generation of analytical insights to inform decisioning processes and optimize workflows, across interrelated business activities. Our end-to-end solutions cover a comprehensive spectrum of use cases across the lifecycle of our clients' businesses. These use cases continue to evolve as we find additional ways to derive insights from our data. We believe our configurable solutions, in combination with our proprietary Data Cloud, are a key competitive advantage for us and allow us to effectively compete across the entire commercial data and analytics landscape.

Deep Relationships with Blue Chip Clients

        With our leading data and analytical insights, we serve many of the largest enterprises in the world, including approximately 90% of the businesses in the Fortune 500, approximately 80% of the Fortune 1000 and approximately 60% of the Global 500 during 2019. Our client base is diversified across size, industry and geography and features minimal concentration. In 2019, no client accounted for more than 5% of revenue, and our top 50 clients accounted for approximately 25% of revenue. We have held relationships with 20 of our top 25 clients by revenue for the twelve months ended December 31, 2019 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2019, our annual revenue retention rate, reflecting the percentage of prior year revenue from clients who were retained in the current year, was 96%.

Scalable and Highly Attractive Financial Profile

        We have an attractive business model underpinned by stable and highly recurring revenues, significant operating leverage and low capital requirements that contribute to strong free cash flow. Our high levels of client retention and shift toward multi-year subscription contracts result in a high degree of revenue visibility. The vast majority of our revenues are either recurring or re-occurring in nature. Additionally, we benefit from natural operating leverage given the high contribution margins associated with incremental revenue generated from our centralized Data Cloud and solutions. Despite the investments being made to enhance our technology, analytics and data, our capital requirements remain minimal with capital expenditures of less than 1% of revenues in 2019. All of these factors contribute to strong free cash flow generation, allowing us the financial flexibility to invest in the business and pursue growth through acquisitions.

World Class Management Team with Depth of Experience and Track Record of Success

        Our senior management team has a track record of strong performance and significant expertise in both the markets we serve and in transforming similar businesses. The previous Dun & Bradstreet management team has been almost completely replaced with an experienced and energized group of senior executives who have spent years leading businesses in the vertical software and data and analytics sectors. Our senior executives have successfully worked together in architecting previous turnaround stories and delivering consistent growth both organically and through acquiring and integrating businesses. Our management team operates under the leadership of Mr. Foley, who has a long, successful history of acquiring, reorganizing and transforming companies by rationalizing cost structures, investing in growth and onboarding and mentoring senior management. Beyond our senior management team, we are focused on attracting and retaining the strongest talent at all levels throughout the organization.

Our Growth Strategy

Enhance Existing Client Relationships

        We believe our current client base presents a large opportunity for growth through enhanced cross-selling in order to capture more of our clients' data and analytics spend. As an end-to-end provider of commercial data and analytics, we believe that there are significant opportunities to have clients buy from a consistent, single-source provider and to increase their interaction with our platform. Although our strategic clients used approximately nine of our solutions on average, our overall client base used less than two of our solutions on average as of December 31, 2019. While there is still room to add additional products to our strategic client base, which represents less than 1% of our total client base, we believe there is a significant opportunity to increase the number of solutions per client in the remainder of our client base. Our new go-to-market strategy will enable us to increase the number of touchpoints with key decision makers within any given client and allow us to identify and sell the right solutions to each decision maker's respective department. By focusing on enhancing the quality of our data and analytics, we will be able to produce more valuable insights, increasing client engagement across our existing solutions and driving clients towards new, innovative solutions.

Win New Clients in Targeted Markets

        We believe that there is substantial opportunity to grow our client base. While we have significant market share in the enterprise and mid-market, there continues to be opportunity to win new clients. There are several instances where we have built a successful long-term enterprise client relationship with a particular company, but its competitors are not our clients. Our focus is to leverage our best practices from serving one company and articulate the value to similar companies that may benefit from our solutions and experience.

        We also believe there is significant opportunity to expand our presence in the SMB market. We currently serve approximately 80,000 SMB clients out of the millions of businesses within this market. We have existing relationships with many SMBs through solutions enabling the proactive monitoring of their D-U-N-S Number. However, we have not historically capitalized on the opportunity to cross-sell them into our solutions. We are rolling out our Marketplace, an integrated web platform that will provide these businesses with an introduction to Dun & Bradstreet's capabilities and solutions for their potential use. By leveraging this go-to-market channel and offering more simplified solutions that are easily integrated into client workflows, we can continue to expand our reach among SMBs.

Develop Innovative Solutions

        Given the depth and coverage of information contained in our proprietary Data Cloud, we believe we can continue to develop differentiated solutions to serve our clients in an increasing number of use cases. As we continue to gather and incorporate additional sources of data, the resulting analytics and insights we are able to provide within our solutions will be increasingly impactful to our clients and their decisioning processes. By improving the quality and breadth of our Data Cloud, we will be able to expand into adjacent use cases and leverage our data insights in new functional areas such as collections, fraud and capital markets. We will also be able to identify and further penetrate attractive addressable markets, as demonstrated by the development of our Risk & Compliance solutions, a high growth area within our Finance & Risk solutions, in order to better address the GRC market. These additional solutions utilize existing data architecture to generate high contribution incremental revenue streams.

Expand Our Presence in Attractive International Markets

        Despite our global presence and industry leading position in the North American market, we remain relatively underpenetrated in international markets, with International revenue accounting for less than 20% of our business in 2019. We believe that expanding our presence in owned international markets can be a significant growth driver for us in the coming years. Our international growth strategy begins with localizing current solutions to meet global demand and, similar to our domestic strategy, includes a focus on cross-selling and upselling, winning new clients and developing innovative solutions.

Selectively Pursue Strategic Acquisitions

        While the core focus of our strategy is to grow organically, we believe there are strategic acquisition opportunities that may allow us to expand our footprint, broaden our client base, increase the breadth and depth of our data sets and further strengthen our solutions. We believe there are attractive synergies that result from acquiring small companies that provide innovative solutions and integrating these solutions into our existing offerings to generate cross-selling and upselling opportunities across our existing client base, as demonstrated by our recent success of integrating Lattice, coAction.com and Orb. Additionally, there are potential cost synergies that could result from integrating acquisitions into our efficient operating platform. Our leadership team has a proven track record of identifying, acquiring and integrating companies to drive long-term value creation, and we will continue to maintain a disciplined approach to pursuing acquisitions.

Our Clients

        We have a diversified client base with approximately 135,000 clients worldwide, including approximately 90% of the Fortune 500, approximately 80% of the Fortune 1000 and approximately 60% of the Global 500 during 2019.

        Our client base is diversified across size, industry and geography, and features minimal concentration; with no client accounting for more than 5% of revenue and our top 50 clients accounting for approximately 25% of revenue. Our clients include enterprises across nearly all industry verticals, including financial services, technology, communications, retail, transportation and manufacturing, and our data and analytics support use cases of all types. A substantial portion of our revenue is derived from companies in the financial services industry. We have held relationships with 20 of our top 25 clients by revenue for the twelve months ended December 31, 2019 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2019, our annual revenue retention rate, reflecting the percentage of prior year revenue from clients who were retained in the current year, was 96%.

        In addition to our blue chip corporate client base, we serve a number of government organizations. Through the development of our analytics, we continue to move into mission critical functions with higher applicability across federal, state and local government organizations.

        We have a presence in 243 countries and territories, including the United States, Canada, the United Kingdom, Ireland, Greater China and India as of December 31, 2019. Our international presence is organized through the WWN relationships and owned markets. The following table presents the contribution by geography to revenue:

	Twelve Months Ended December 31,
	2019	2018	2017
Revenue:
North Americas	83%	83%	82%
International	17%	17%	18%

Go-to-Market Organization

        Our sales and marketing efforts are focused on both generating new clients as well as cross-selling and upselling our end-to-end solutions to existing clients. After the Take-Private Transaction, we shifted our Go-to-Market strategy and restacked accounts. The salesforce prior to the Take-Private Transaction was approximately 1,400 sales professionals. During 2019, the salesforce had a turnover of 30%, while upgrading approximately 20% of its talent. As of December 31, 2019, the salesforce has approximately 1,300 sales professionals. Our salesforce is segmented into three distinct categories: strategic sales, field sales and inside sales.

        Our strategic sales team covers our largest and most sophisticated clients who typically use multiple D&B solutions across a variety of use cases. These strategic clients are each independently managed by directors who own the client relationship and are equipped to sell all solutions. In many instances, we install our employees on-site to assist our clients in implementing and configuring our analytics for various use cases, acting as a "one-stop shop" for our clients' data and analytics needs.

        Our field sales team is geographically distributed and specializes within either Finance & Risk or Sales & Marketing, largely targeting clients with revenues in excess of $250 million. Clients in this grouping typically buy only one of our solutions, and there is ample opportunity to expand the depth of our relationships as we continue to educate and train our sales professionals on selling our full suite of solutions.

        Lastly, our inside sales team is focused on all other businesses that are not covered by our other direct sales channels in the emerging and micro business segments.

        In addition to our direct go-to-market efforts, we also sell through our network of strategic alliances to jointly deliver our data and analytics to our mutual clients. This indirect channel is centrally managed collaboratively within the sales organization and also has responsibility for coordinating all global WWN and owned markets to ensure consistency of approach and account management for our global clients.

        Given the breadth of our end-to-end solutions and increased focus on cross-selling, we have spent considerable time training and upskilling our salesforce in a formal sales training program. We now require sales certifications from our salesforce and have instituted talent assessments and mid-year performance check-ins to ensure we continue to shape our culture to winning and accountability.

        We have also redesigned our sales compensation plans to incentivize multi-year contracting and cross-selling rather than one-year deals that are renewed each year. This has reinvigorated our salesforce and produced demonstrable results in the number and volume of multi-year contracts being sold today.

        Both our Finance & Risk and Sales & Marketing solutions are generally licensed via a master agreement or online terms and conditions with corresponding product specific terms that are either in separate order forms or are incorporated into the online terms and conditions. The master agreement and online terms cover high level topics such as license rights and restrictions, confidentiality, data protection and privacy, audit rights, warranties and disclaimers, intellectual property ownership, and termination rights. In some cases, order forms will include the product specific terms such as the solutions being licensed, the specifications, access levels and entitlements for those solutions, pricing and payment terms. Master agreements are typically evergreen and allow orders to be executed on an ongoing basis and online terms are either annual or have a duration equal to the order to which they relate. Order forms may be for one-year or multi-year periods. Most products and solutions are subject to auto-renewal provisions. Master agreements can be terminated for breach by either party, generally after a 15-60 day cure period. Approximately 76% of our revenue for the twelve months ended December 31, 2019 was generated from solutions provided pursuant to fixed price subscriptions.

International Presence

        We have operated internationally for over 160 years and benefit from an extensive network and strong global brand recognition. We have an operating framework of owned, majority-controlled and partnered / franchised markets that serve international clients and secure critical global data to support both our United States and international clients. Across all international markets, we leverage our unique data sets and solutions to serve our clients' Finance & Risk and Sales & Marketing needs.

        There are certain key international markets in which we operate independently or through joint ventures, including the United Kingdom, Ireland, India and Greater China. As we continue to provide international companies with our best-in-class data on U.S. companies, suppliers and prospects, our solutions have also increasingly become localized in recent years to better serve foreign markets. Our local presence ensures the complete, timely and accurate collection of commercial information.

        In addition, we also operate through 18 WWN partners. Our partners license our data and technology, as well as our trademarks and brand, to serve local markets on behalf of Dun & Bradstreet. Our extensive international network enables millions of executives around the world to make confident business decisions with reliable and accessible information. Our strategic relationships with our global WWN partners provide us with best-in-class breadth of international data in our WorldBase, which we view as a key competitive strength in serving international enterprises. This approach has improved the applicability of our data to local clients, while enlarging and strengthening the data sets for clients in all geographies.

Competition

        We primarily compete on the basis of differentiated data sets, analytical capabilities, solutions, client relationships, innovation and price. We believe that we compete favorably in each of these categories across both our Finance & Risk and Sales & Marketing solutions. Our competitors vary based on the client size and geographical market that our solutions cover.

        For our Finance & Risk solutions, our competition generally varies by client size between enterprise, mid-market and SMBs. D&B has a leading presence in the enterprise market as clients place a high degree of value on our best-in-class commercial credit database to inform their critical decisions around the extension of credit. D&B's main competitors in the enterprise and mid-market include Bureau van Dijk (owned by Moody's Corporation) in Europe and Equifax and Experian in North America. In the SMB market, commercial credit health becomes increasingly tied to consumer credit health. Our competition in this market generally includes Equifax, Experian and other consumer credit providers that offer commercial data. Additionally, there is a fragmented tail of low cost, vertical and regionally focused point solutions in this market that may be attractive to certain clients, but lack the scale and coverage breadth to compete holistically.

        For our Sales & Marketing solutions, our competition has historically been very fragmented with many players offering varying levels of data quantity and quality, and with data being collected in ways that may cross ethical and privacy boundaries. Dun & Bradstreet strives to protect the data and privacy of clients and to maintain the highest standards in the ethical acquisition, aggregation, curation and delivery of data. Our direct competitors vary depending on use cases, such as market segmentation, digital marketing lead generation, lead enrichment, sales effectiveness and data management. In the market for contact data, our competition generally includes Bureau Van Dijk, ZoomInfo and a few consultancies building bespoke solutions. For other sales and marketing solutions such as customer data platform, visitor intelligence, audience targeting and intent data, we face a number of smaller competitors.

        Overall, outside North America, the competitive environment varies by region and country, and can be significantly impacted by the legislative actions of local governments, availability of data and local business preferences.

        In the United Kingdom and Ireland, our direct competition for our Finance & Risk solutions is primarily from Bureau van Dijk, Creditsafe and Experian. Additionally, the Sales & Marketing solutions landscape in these markets is both localized and fragmented, where numerous local players of varying sizes compete for business.

        In Asia Pacific, we face competition in our Finance & Risk solutions from a mix of local and global providers. We compete with Experian in India and a subsidiary of Experian, Sinotrust International Information & Consulting (Beijing) Co., Ltd., in China. In addition, as in the United Kingdom, the Sales & Marketing solutions landscape throughout Asia is localized and fragmented.

        We believe that the solutions we provide to our clients in all geographies reflect our deep understanding of our clients' businesses, the differentiated nature of our data and the quality of our analytics and decisioning capabilities. The integration of our solutions into our clients' mission critical workflows helps to ensure long-lasting relationships, efficiency and continuous improvement.

Technology

        Technology is key to how we efficiently collect, curate and ultimately deliver our data, actionable analytics and business insights to make investments in modernizing our infrastructure and optimizing our architecture to increase control, create efficiencies and greatly enhance the ability of our platforms to scale. We have begun the re-architecture of our technology platform to enhance our ability to organize and process high volumes of disparate data, increase system availability and improve delivery, while lowering our overall cost structure and ensuring information security. We continue to work towards evolving Dun & Bradstreet into a platform with the ability to seamlessly add and integrate new data sets and analytical capabilities into our simplified and scaled technology infrastructure.

Intellectual Property

        We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, trade names, copyrights, patents and applications to the foregoing. These rights, in the aggregate, are of material importance to our business. We also believe that the Dun & Bradstreet name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, copyrights, patents, patent applications and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contract and liability safeguards for protecting them throughout the world.

        We own patents and patent applications both in the United States and in other selected countries of importance to us. The patents and patent applications include claims which pertain to certain technologies and inventions which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology and inventions, such as our proprietary methods for data curation and identity resolution, through the filing of patent applications, is a prudent business strategy. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patents and/or patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third-parties and later asserted against us. Where appropriate, we may also consider asserting, or cross-licensing, our patents.

Employees

        As of December 31, 2019, we had 4,215 employees worldwide, of whom 2,819 were in our North America segment and Corporate, and 1,396 were in our International segment. Our workforce also engages third-party consultants as an ongoing part of our business where appropriate. There are no unions in our U.S. or Canadian operations, and works councils and trade unions represent a small portion of our employees outside of the United States and Canada. We have not experienced any work stoppages and we believe we maintain strong relations with our employees.

Corporate

        In addition to our two reportable segments, we have a corporate organization that consists primarily of general and administrative expenses that are not included in the other segments.

Properties

        Our corporate office is located at 103 John F. Kennedy Parkway, Short Hills, New Jersey 07078, in a property that we lease. This property also serves as our executive offices. This lease expires on March 31, 2023, with two five year renewal options. As of December 31, 2019, we lease space in approximately 34 other locations, including Center Valley, Pennsylvania, Austin, Texas, Marlow, England and Dublin, Ireland. Our other properties, most of which are leased, are geographically distributed worldwide to meet sales and operating needs. We consider all of these properties to be both suitable and adequate to meet current operating requirements.

Regulatory Matters

        Compliance with legal and regulatory requirements is a top priority for us. This includes compliance, to the extent applicable, with national and local privacy and data protection laws and regulations, anti-corruption laws, export control laws, antitrust/competition laws, and national laws regulating enterprise credit reporting agencies. These laws are enforced by national and local regulatory agencies, and in some instances also through private civil litigation.

        We proactively manage our compliance with laws and regulations through a dedicated legal and compliance team situated in the United States, the United Kingdom, India, and China, all reporting to the Chief Legal Officer and Chief Compliance Officer at our U.S. headquarters. Through the legal and compliance functions, we promulgate compliance policies and procedures, provide train our associates, have a third-party compliance program, monitor all material laws and regulations, monitor the efficacy of our internal compliance-related controls, assist in the development of new services, and meet as necessary and appropriate with regulators and legislators to establish transparency of our operations and create a means to understand and react should any issues arise.

Data and Privacy Protection and Regulation

        Our operations are subject to applicable national and local laws that regulate privacy, data/cyber security, broader data collection and use, cross-border data transfers and/or business credit reporting. These laws impact, among other things. data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations. The laws and regulations that affect our business include, but are not limited to:

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  the GDPR, the ePrivacy Directive and implementing national legislation;

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  U.S. federal, state and local data protections laws such as the FTC Act and similar state laws, state data breach laws and state privacy laws, such as the CCPA;

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  China's Cybersecurity Law and other civil and criminal laws relating to data protection;

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  other international data protection, data localization, and state secret laws impacting us or our data suppliers; and

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  oversight by regulatory authorities for engaging in business credit reporting such as the U.K. Financial Conduct Authority and People's Bank of China.

        We are also subject to federal and state laws impacting marketing such as the Americans with Disabilities Act, the Telephone Consumer Protection Act of 1991 and state unfair or deceptive practices acts.

        These laws and regulations, which generally are designed to protect the privacy of the public and to prevent the misuse of personal information available in the marketplace, are complex, change frequently and have tended to become more stringent over time. We already incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of credit reporting agencies in the United States, as well as the collection, use, accuracy, correction and sharing of personal information, including Social Security numbers, dates of birth, financial information, medical information, department of motor vehicle data and behavioral data. In addition, many consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Additional legislative or regulatory efforts in the United States could further regulate the collection, use, communication, access, accuracy, obsolescence, sharing, correction and security of this personal information. In addition, any perception that our practices or products are an invasion of privacy, whether or not consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability.

Legal Proceedings

        In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, some of which include claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting and employment claims made by our current or former employees. From time to time, we also receive requests for information from various state and federal regulatory authorities, some of which may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies.

        On a regular basis we accrue reserves for these claims based on our historical experience and our ability to reasonably estimate and ascertain the probability of any liability. See Note 8, "Contingencies" to the consolidated financial statements appearing elsewhere in this prospectus.

Environmental Matter

        In March of 2011, we received a Request for Information from the Environmental Protection Agency ("EPA"), regarding our former printing facility located along the Gowanus Canal. The facility was operated by us as a printing plant between 1914 and 1966, at which time we sold it. In 2010, the adjacent Gowanus Canal was identified by the EPA as a Superfund site under CERCLA which will be cleaned and restored. On March 24, 2014, the EPA issued a Unilateral Administrative Order ("UAO") to 27 potentially responsible parties ("PRPs"), including us, directing the PRPs to perform the Remedial Design and associated work at the Gowanus Canal Superfund Site. The final allocation apportioning liability among the participating PRPs in the Remedial Design phase was issued on February 28, 2019, and we were allocated a 0.38% share. On April 11, 2019, the EPA issued another UAO to us and other PRPs for certain Removal Action work. We met with the EPA on May 2, 2019 to discuss the UAO and, on May 9, 2019, sent the EPA a response wherein we denied liability, reserved rights and indicated that we will cooperate with the EPA and comply with the UAO. Total liabilities of approximately $2.2 million in connection with the remediation have been accrued through December 31, 2019, but the total cost or range of costs associated with this matter, including potential future costs related to natural resource damages, cannot be determined at this time.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following table sets forth the names and ages, as of December 31, 2019, and titles of the individuals who will serve as our executive officers and members of our board of directors at the time of the offering.

Name	Age	Position
William P. Foley II	75	Chairman of the Board
Anthony M. Jabbour	52	Chief Executive Officer, Director
Stephen C. Daffron	63	President
Bryan T. Hipsher	37	Chief Financial Officer
Joe A. Reinhardt III	57	Chief Legal Officer
Douglas K. Ammerman	68	Director
Chinh E. Chu	53	Director
Thomas M. Hagerty	57	Director
Richard N. Massey	63	Director
James A. Quella	69	Director
Ganesh B. Rao	43	Director

        The following table sets forth the names and ages, as of December 31, 2019, and titles of certain of our key employees.

Name	Age	Position
Michael C. Bird	56	President—Sales & Marketing Solutions
Kevin Coop	55	Chief Commercial Officer
Suchitra "Bobby" Gupta	61	Chief Analytics Officer
Andrew Hausman	52	President—Finance & Risk Solutions
Thomas Rauker	55	Chief Operations Officer
Neeraj Sahai	62	President—International
Gil Shaked	59	Chief Technology Officer

        William P. Foley II has served as our Chairman since the Take-Private Transaction in February 2019. Mr. Foley has served as Chairman of Black Knight since December 2014 and as Chairman of Black Knight and its predecessors since January 2014. Mr. Foley is a founder of FNF and has served as Chairman of the board of directors of FNF since 1984. He served as Chief Executive Officer of FNF until May 2007 and as President of FNF until December 1994. Mr. Foley also has served as Co-Chairman of FGL Holdings since April 2016 and as Chairman of Cannae since July 2017. Mr. Foley also serves on the boards of directors of The Foley Family Charitable Foundation and the Cummer Museum of Arts and Gardens. Mr. Foley is a founder, trustee and director of The Folded Flag Foundation. Mr. Foley also is Chairman, Chief Executive Officer and President of Foley Family Wines Holdings, Inc., a private holding company for numerous vineyards and wineries, and Chairman and Chief Executive Officer of Black Knight Sports and Entertainment LLC, which is the private company that owns the Vegas Golden Knights, a National Hockey League team. Within the past five years,

Mr. Foley served as Vice Chairman of FIS and as a director of Ceridian. After receiving his B.S. degree in engineering from the United States Military Academy at West Point, Mr. Foley served in the U.S. Air Force, where he attained the rank of captain.

        Mr. Foley's qualifications to serve on our board of directors include more than 30 years as a director and executive officer of FNF, his strategic vision, his experience as a board member and executive officer of public and private companies in a wide variety of industries and his strong track record of building and maintaining stockholder value and successfully negotiating and implementing mergers and acquisitions. Mr. Foley provides us with high-value added services and has sufficient time to focus on us.

        Anthony M. Jabbour has served as our Chief Executive Officer and a director since the Take-Private Transaction in February 2019. Mr. Jabbour has served as the Chief Executive Officer of Black Knight since April 2018 and has served as a director of Black Knight since May 2018. Prior to joining Black Knight, Mr. Jabbour served as Corporate Executive Vice President and Co-Chief Operating Officer of FIS from December 2015 through December 2017. Mr. Jabbour served as Corporate Executive Vice President of the Integrated Financial Solutions segment of FIS from February 2015 until December 2015. Mr. Jabbour served as Executive Vice President of the North America Financial Institutions division of FIS from February 2011 to February 2015. Prior to that, Mr. Jabbour held positions of increasing responsibility in operations and delivery from the time he joined FIS in 2004. Prior to joining FIS, Mr. Jabbour worked for Canadian Imperial Bank of Commerce and for IBM's Global Services group managing complex client projects and relationships.

        Mr. Jabbour's qualifications to serve on our board of directors include his extensive experience in leadership roles with financial services and technology companies, resulting in his deep knowledge of our business and industry and strong leadership abilities.

        Stephen C. Daffron has served as our President since the Take-Private Transaction in February 2019. Dr. Daffron is a Co-Founder and Industry Partner of Motive Partners, a private equity firm focused on technology-enabled companies that power the financial services industry founded in January 2016. Prior to joining Motive Partners, Dr. Daffron served as President and Chief Executive Officer of Interactive Data Holdings Corporation from September 2013 until its acquisition by Intercontinental Exchange, Inc. in January 2016. Prior to that, Dr. Daffron served as Global Head of Operations and Technology for Morgan Stanley & Co. LLC. Prior to that role he spent more than two decades on Wall Street holding senior leadership positions at Renaissance Technologies Corp., Citigroup Inc. and Goldman, Sachs & Co. Prior to his career in finance, he served as an Associate Professor at the United States Military Academy at West Point, and in various command and staff positions in the U.S. Army around the world.

        Bryan T. Hipsher has served as our Chief Financial Officer and Treasurer since the Take-Private Transaction in February 2019. Prior to joining us, Mr. Hipsher served as Senior Vice President of Finance for Black Knight. from January 2014 through February 2019. From July 2008 to January 2014, Mr. Hipsher served as Senior Vice President of Finance for Lender Processing Services, Inc. Prior to that role, he held positions of increasing responsibility in finance, operations and accounting from the time he joined FNF in 2006.

        Joe A. Reinhardt III has served as our Chief Legal Officer since the Take-Private Transaction in February 2019. Mr. Reinhardt serves as principal legal counsel to the Company, its subsidiaries, senior management and the board of directors. Prior to joining the Company, Mr. Reinhardt served in various roles with FNF for 24 years, including as Executive Vice President and General Counsel for Fidelity National Title Group, where he managed a legal department with over 600 professionals, from 2013 to February 2019. Before joining the FNF, Mr. Reinhardt worked as a tax consultant with Ernst & Young.

        Douglas K. Ammerman has served as a member of our board of directors since the Take-Private Transaction in February 2019. Mr. Ammerman has served as a director of FNF since 2005. Mr. Ammerman is a retired partner of KPMG LLP, where he became a partner in 1984. Mr. Ammerman formally retired from KPMG in 2002. He also serves as a director of William Lyon Homes, Stantec Inc. and J. Alexander's Holdings Inc. Mr. Ammerman formerly served on the boards of Remy International, Inc. and El Pollo Loco, Inc.

        Mr. Ammerman's qualifications to serve on our board of directors include his financial and accounting background and expertise, including his 18 years as a partner with KPMG, and his experience as a director on the boards of other companies.

        Chinh E. Chu has served as a member of our board of directors since the Take-Private Transaction in February 2019. Mr. Chu is the Founder and Managing Partner at CC Capital, a private investment firm which he founded in 2015. Before founding CC Capital, Mr. Chu worked at Blackstone from 1990 to 2015. Mr. Chu was a Senior Managing Director at Blackstone since 2000, and previously served as Co-Chair of Blackstone's Private Equity Executive Committee and was a member of Blackstone's Executive Committee. Mr. Chu has served as Co-Chairman of FGL Holdings since April 2016. Mr. Chu is a director of NCR Corporation. Mr. Chu previously served as a director of Kronos Incorporated, SunGard Data Systems, Inc., Stiefel Laboratories, Freescale Semiconductor, Ltd. Biomet, Inc., Alliant, Celanese Corporation, Nalco Company, DJO Global, Inc., HealthMarkets, Inc., Nycomed, Alliant Insurance Services, Inc., the London International Financial Futures and Options Exchange, Graham Packaging and AlliedBarton Security Services. Before joining Blackstone in 1990, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department.

        Mr. Chu's qualifications to serve on our board of directors include his substantial experience in mergers and acquisitions, corporate finance and strategic business planning, his track record at Blackstone and in advising and managing multi-national companies and his experience serving as a director for various public and private companies.

        Thomas M. Hagerty has served as a member of our board of directors since the Take-Private Transaction in February 2019. Mr. Hagerty is a Managing Director of THL, which he joined in 1988. Mr. Hagerty is a director of Black Knight, Ceridian, FleetCor Technologies and FNF. Mr. Hagerty formerly served on the boards of First Bancorp, MoneyGram International and FIS.

        Mr. Hagerty's qualifications to serve on our board of directors include his managerial and strategic expertise working with large growth-oriented companies as a Managing Director of THL, a leading private equity firm, and his experience in enhancing value at such companies, along with his expertise in corporate finance.

        Richard N. Massey has served as a member of our board of directors since the Take-Private Transaction in February 2019. Mr. Massey served as the Chairman and principal shareholder of Bear State Financial, Inc., a publicly traded financial institution from 2011 until April 2018. Mr. Massey has served on Black Knight's board of directors since December 2014. In addition, Mr. Massey has served as a director of FNF since February 2006. Mr. Massey has been a partner in Westrock Capital, LLC, a private investment partnership, since January 2009. Prior to that, Mr. Massey was Chief Strategy Officer and General Counsel of Alltel Corporation and served as Managing Director of Stephens Inc., a private investment bank, during which time his financial advisory practice focused on software and information technology companies. Mr. Massey also serves as a director of FGL Holdings and as Chief Executive Officer and director of Cannae. Mr. Massey is also a director of the Oxford American Literary Project and Chairman of the Board of the Arkansas Razorback Foundation. Mr. Massey formerly served as a director of FIS and Chairman of Bear State Financial, Inc.

        Mr. Massey's qualifications to serve on our board of directors include his experience in corporate finance and investment banking and as a financial and legal advisor to public and private businesses, as well as his expertise in identifying, negotiating and consummating mergers and acquisitions.

        James A. Quella has served as a member of our board of directors since the Take-Private Transaction in February 2019. Since 2013, Mr. Quella has served as a Senior Advisor at Blackstone. On June 30, 2013, Mr. Quella retired as a Senior Managing Director and Senior Operating Partner at Blackstone, where he worked since 2004. Mr. Quella was responsible for monitoring the strategy and operational performance of Blackstone's portfolio companies and providing direct assistance in the oversight of large investments. Mr. Quella has been a director of Michaels Stores, Inc. since 2006 and has been a director of The Michaels Companies, Inc. since 2013. While at Blackstone, Mr. Quella also served as a director of numerous public and private companies, including Freescale Semiconductor, Ltd. and Lionbridge Technologies Inc. within the past five years.

        Mr. Quella's qualifications to serve on our board of directors include his substantial experience in managing businesses; his experience in mergers and acquisitions; his familiarity with corporate finance and strategic business planning activities; and his extensive experience serving as a director for various public and private companies.

        Ganesh B. Rao has served as a member of our board of directors since the Take-Private Transaction in February 2019. Mr. Rao is a Managing Director of THL, which he joined in 2000. Prior to joining THL, Mr. Rao worked at Morgan Stanley & Co. Incorporated in the Mergers & Acquisitions Department and at Greenlight Capital, a hedge fund. Mr. Rao is a director of Black Knight, Ceridian, MoneyGram International, AmeriLife Group, LLC, HighTower Advisors, LLC, Ten-X Commercial and Auction.com. Mr. Rao is a former director of Nielsen Holdings, N.V., Prime Risk Partners and LifeWorks Corporation Ltd.

        Mr. Rao's qualifications to serve on our board of directors include his managerial and strategic expertise working with large growth-oriented companies as a Managing Director of THL, and his experience with enhancing value at such companies, along with his expertise in corporate finance.

        Michael C. Bird has served as our President—Sales & Marketing Solutions since February 2019. In this role, he is responsible for the strategy, product development and sales efforts for our Sales & Marketing Product Portfolio. Previously, Mr. Bird served as our Executive Vice President and General Manager Global Alliances, Partnerships and Audience Solutions from January 2017 to January 2019 as Senior Vice President and General Manager of Sales & Marketing Solutions from December 2015 to December 2016 and Senior Vice President D&B NetProspex from January 2015 to November 2015. Mr. Bird joined Dun & Bradstreet through the 2015 acquisition of NetProspex, where he served as Chief Executive Officer from May 2013 to January 2015, President from March 2012 to April 2013 and Chief Revenue Officer from January 2010 to February 2012.

        Kevin Coop has served as our Chief Commercial Officer since February 2019. In this role, Mr. Coop leads all revenue-generating functional teams, revenue-supporting operational teams, and commercial marketing efforts, including sales, sales enablement, predictive analytics and insights, marketing and sales operations, marketing content and branding, demand generation, advisory solutions and business development. Mr. Coop was previously Group Executive and President of the Data & Analytics (D&A) divisions of Black Knight from January 2014 to February 2019. In this role, Mr. Coop had responsibility for the management of the combined businesses of D&A across all of our segments. Prior to this role, Mr. Coop was Executive Vice President of ServiceLink Holdings, LLC ("ServiceLink"), a FNF company, where he was responsible for the management of strategy, sales, marketing, product development and business development, and was a leader in the merger of ServiceLink with LPS (which created Black Knight) from November 2013 to December 2014. Earlier, Mr. Coop was President of the Financial Services business lines for Verisk for nine years, where he held ever increasing P&L responsibility for all business lines after a successful recapitalization and sale of a technology business to Verisk in 2004. He has held executive positions with Move, now a News Corp business, and with several technology and electronic commerce software business.

        Suchitra "Bobby" Gupta has served as our Chief Analytics Officer since June 2019. In this role, Dr. Gupta is responsible for leading Dun & Bradstreet's analytics team and further enhancing our growth agenda. Prior to that, Dr. Gupta was Executive Director, Head of Predictive Analytics and Business Intelligence & Infrastructure, Wealth Management Technology at Morgan Stanley from November 2017 to June 2019. In this role, he was responsible for offensive and defensive analytics projects to protect and grow the business. Prior to this role, Dr. Gupta served as the Director for the Front Office Client Trading Technology where he developed the global strategy, architecture, and technology roadmap to build systems and services to support new prime brokerage and finance business. Bobby has more than three decades of IT and analytics expertise in the financial services and investment sectors including with large financial institutions such as Barclays Capital, Lehman Brothers, Citi, and Merrill Lynch, as well as in academia and startup companies.

        Andrew Hausman has served as our President—Finance & Risk Solutions since September 2019. In this role, Mr. Hausman is responsible for the strategy, product development, and sales efforts for our Finance Solutions product portfolio. Mr. Hausman joined Dun & Bradstreet as General Manager for Trade Credit in February 2019. Prior to joining Dun & Bradstreet, Mr. Hausman served as an Operating Partner of Motive Partners from January 2018 to January 2019. Previously, Mr. Hausman worked at Interactive Data Corporation (IDC) where he ran a variety of businesses, beginning with his role as President of BondEdge Solutions from July 2012 to January 2014, and progressing to his position as President of the company's primary business, Pricing and Reference data from January 2014 to December 2016. Prior to that, Mr. Hausman served as Executive Vice President for eight years at Reuters and Thomson Reuters where he ran the $1.1 billion Foreign Exchange and Fixed Income businesses. Mr. Hausman's formative professional years began at Bloomberg where he worked for twelve years and ran various electronic trading businesses around the world.

        Thomas Rauker has served as our Chief Operations Officer since May 2019. In this role, Mr. Rauker leads our operations, including data delivery, client service teams and data quality. Mr. Rauker previously led Operations for our Sales & Marketing Solutions from August 2019 to April 2019. Prior to this role, Mr. Rauker served as our Global Senior Vice President of Operations—Global Alliances & Partnership and Audience Targeting from January 2017 to January 2019 and as our Market Chief Financial Officer and Vice President of Operations from January 2015 to January 2017. Mr. Rauker joined Dun & Bradstreet through the 2016 acquisition of NetProspex, where he served as Chief Financial Officer and Chief Operating Officer from June 2010 to January 2015. Prior to that, Mr. Rauker served as a Strategic Corporate Financial Consultant of Dow Jones from April 2008 to June 2010 following Dow Jones' acquisition of Generate Inc. where he served as Chief Financial Officer.

        Neeraj Sahai has served as our President—International since March 2019. In this role, Mr. Sahai ensures the pursuit of growth opportunities, operating efficiency and best practices across Asia including India, the UK&I, and the Dun & Bradstreet Worldwide Network. Prior to this role, Mr. Sahai served as President of Standard & Poor's (S&P) Ratings, where he initiated the transformation of the business and improved margins by double digits in one year. Prior to S&P, Mr. Sahai led a distinguished career with Citigroup. As Business Head of the Securities & Fund Services, he tripled revenues and grew margins fivefold during his tenure. In a previous role as Chief Financial officer of Global Transaction Services, he helped develop financial reporting strategies that supported the significant growth of that franchise. As Audit & Risk Review Head of Capital Markets and Banking, he formed a highly effective group that handled some of the most sensitive and complex issues in the company's history. Mr. Sahai has previously served on the boards of a number of international financial and ratings agencies and currently serves as Chairman of Jade Lion Capital LLC.

        Gil Shaked has served as our Chief Technology Officer since the Take-Private Transaction in February 2019. In this role, Mr. Shaked oversees the management of technology strategy and operations, data operations, enterprise systems, applications, security, infrastructure, automation, and digital transformation. Prior to this role, Mr. Shaked served as Managing Director at Citadel from April 2017 to March 2019, where he initiated, managed, and led the sale of the Omnium Platform to Northern Trust. Prior to Citadel, Mr. Shaked was a Managing Director and divisional CIO at Morgan Stanley from March 2013 to April 2017, where he led the development and implementation of a global technology strategy with the goals of enabling business growth and reducing operational expenses and risks through innovation. Prior to Morgan Stanley, Mr. Shaked was a Managing Director at Société Générale from September 2010 to February 2013. He was a leading member of a core team that conducted the analysis and development of a plan to set up a new prime brokerage business. Prior to Société Générale, Mr. Shaked was the Chief Executive Officer of Correlix, a product and managed services firm that provided latency information to high-frequency trading shops, investment banks, and hedge funds. Gil is an investor and advisor to early stage technology startups, including Otoma, an AI based testing company, and Valerann, a smart roads development and management company.

Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Contemporaneously with this offering, our board of directors will be composed of                directors.

        Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of                directors, Class II will initially consist of                directors and Class III will initially consist of                directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                and                . The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                and                . The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be                and                 . See "Description of Capital Stock—Anti-takeover Provisions."

Director Independence and Controlled Company Exemption

        We intend to avail ourselves of the "controlled company" exemption under the corporate governance rules of the NYSE or NASDAQ. Accordingly, we will not be required to have a majority of "independent directors" on our board of directors as defined under the rules of the NYSE or NASDAQ; nor will we have a compensation committee and a corporate governance and nominating committee composed entirely of independent directors. The "controlled company" exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley Act and the NYSE or NASDAQ, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing, and each of whom will be independent within one year of listing.

        If at any time we cease to be a "controlled company" under the rules of the NYSE or NASDAQ, our board of directors will take all action necessary to comply with the NYSE or NASDAQ corporate governance rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

Board Committees

        Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter approved by our board of directors. Members will serve on these committees until their resignations or until otherwise determined by our board of directors. Following this offering, copies of each committee's charter will be available on our website.

        Audit Committee.    The primary purpose of our audit committee is to assist the board of directors' oversight of, among other things:

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  audits of our consolidated financial statements;

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  the integrity of our financial statements;

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  our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

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  the qualifications, engagement, compensation, independence and performance of our independent auditor; and

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  the performance of our internal audit function.

        Upon the consummation of this offering, the audit committee will be composed of Messrs. Ammerman, Quella and Rao. Mr. Ammerman will serve as chair of the audit committee. Mr. Ammerman qualifies as an "audit committee financial expert" as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our board of directors has affirmatively determined that Mr. Ammerman and Mr. Quella meet the definition of an "independent director" for the purposes of serving on the audit committee under applicable NYSE or NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ.

        Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

        Compensation Committee.    The primary purpose of our compensation committee is to assist the board of directors in overseeing our management compensation policies and practices, including, among other things:

  •
  determining and approving the compensation of our executive officers;

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  reviewing and approving incentive compensation awards to executive officers; and

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  make recommendations to the board of directors with respect to all equity-based compensation plans.

        Upon the consummation of this offering, the compensation committee will be composed of Messrs. Massey, Quella and Haggerty. Mr. Massey will serve as chair of the compensation committee. The compensation committee will be governed by a charter, to be effective prior to the completion of this offering, that complies with the rules of the NYSE or NASDAQ.

        Nominating and Corporate Governance Committee.    The primary purpose of our nominating and corporate governance committee is to:

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  identify and screen individuals qualified to serve as directors and recommend to the board of directors candidates for nomination for election;

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  evaluate, monitor and make recommendations to the board of directors with respect to our corporate governance guidelines;

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  coordinate and oversee the annual self-evaluation of the board of directors and its committees and management; and

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  review our overall corporate governance and recommend improvements for approval by the board of directors where appropriate.

        Upon the consummation of this offering, the nominating and corporate governance committee will be composed of Messrs.                 ,                 and                . Mr.                 will serve as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the last completed fiscal year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

Code of Conduct

        Prior to the completion of this offering, we will amend our code of conduct that applies to all of our employees, officers, directors, agents, consultants, representatives, affiliates, subsidiaries and anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.dnb.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

        Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE or NASDAQ, which serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas, including the duties and responsibilities of the board of directors, director independence, board leadership structure, executive sessions, succession planning, director nomination, qualification and election, director orientation and continuing education, annual board and committee performance evaluations and other governance guidelines for our board of directors. A copy of our corporate governance guidelines will be posted on our website located at www.dnb.com.

EXECUTIVE AND DIRECTOR COMPENSATION

        The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures that follow. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Discussion and Analysis

        In this compensation discussion and analysis, we provide an overview of our approach to compensating our named executive officers in 2019, including the objectives of our compensation programs and the principles upon which our compensation programs and decisions are based. In 2019, our named executive officers were:

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  Anthony M. Jabbour, our Chief Executive Officer;

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  Stephen C. Daffron, our President;

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  Bryan T. Hipsher, our Chief Financial Officer; and

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  Joe A. Reinhardt III, our Chief Legal Officer.

        Prior to our initial public offering, the compensation committee of our board of directors was responsible for reviewing our executive compensation program and determining the compensation of our Chief Executive Officer as well as our other executive officers. Additionally, the compensation committee was responsible for approving grants of any profits interests awarded under our long-term incentive program for executive employees, as well as any incentives earned under our Cost Savings Achievement Plan (as defined below). In 2020, the compensation committee will be responsible for each of (i) approving corporate goals and objectives relating to the compensation of our Chief Executive Officer, (ii) evaluating our Chief Executive Officer's performance in light of those objectives, (iii) determining and approving our Chief Executive Officer's compensation and (iv) setting the salaries and approving the incentive compensation awards and equity compensation awards, as well as compensation policies, for our other executive officers. Although we currently do not intend to alter our compensation objectives, other than as described herein, our compensation committee intends to develop and maintain a compensation framework that is appropriate and competitive for a public company and may establish executive compensation objectives and programs that are different from those currently in place.

        Our compensation program for our named executive officers is structured to drive performance, with a particular focus on long-term results, growth and profitability. We have utilized traditional elements of compensation that reflect our overall success, including base salary, annual cash incentives and equity-based incentives. Additionally, we have developed a cost savings achievement plan that rewards our executive officers based on the achievement of specified levels of cost savings achieved beginning February 8, 2019 (the "Cost Savings Achievement Plan"). We believe that our compensation programs promote our success and lead to better financial results, which, in turn, result in better returns for our stockholders.

Our Compensation Programs are Driven by Our Business Objectives

        Our compensation committee believes it is important to reward our executives for strong performance in a business and industry with significant operational and regulatory challenges, and to incentivize them to continue to take actions to deliver strong results for our investors by expanding our client relationships, growing our client base, continuing to innovate our solutions set and pursuing new market opportunities. At the same time, our compensation committee believes it is important to disincentivize our executives from taking unnecessary risks. The compensation committee believes that our compensation programs are structured to foster these goals.

        We believe that our executive compensation programs are structured in a manner to support us and to achieve our business objectives. For 2019, our executive compensation approach was designed with the following goals:

  •
  Sound Program Design. We design our compensation programs to fit with our strategy and our culture. There are many facets and considerations that enter into this equation, some of which are discussed below in "—Compensation Best Practices." We aim to deliver a sound compensation program, reflecting a comprehensive set of data points and supporting our success.

  •
  Pay for Performance. We designed our compensation programs so that a substantial portion of our executives' compensation is tied to our performance and our cost savings following the Take-Private Transaction. We used pre-defined performance goals for our cash-based annual incentive plan (the "Annual Incentive Plan") and our Cost Savings Achievement Plan to make pay-for-performance the key driver of the cash compensation levels paid to our named executive officers. For 2019, the corporate performance measures for our Annual Incentive Plan included adjusted EBITDA, adjusted revenue and new sales. Adjusted EBITDA and adjusted revenue are non-GAAP measures. Please see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures" for a detailed description of adjustments of and reconciliations to our financial measures that are not reported in accordance with GAAP. For our Cost Savings Achievement Plan, our objective was to achieve substantial and sustained cost savings. These performance measures are key components in the way we and our investors view our operating success and are highly transparent and objectively determinable. In addition, our equity incentives are based upon a material increase to our value.

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  Long-term Focus. Long-term incentives, in the form of profits interests, are a significant component of our named executive officers' total compensation and are designed to drive our long-term strategic business objectives and increase investor value over the long term. In the future, we plan to continue to use long-term incentives as a meaningful component of our named executive officers' compensation by granting shares of our common stock, restricted stock and/or stock options.

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  Competitiveness. Total compensation is intended to be competitive in order to attract, motivate, and retain highly qualified and effective executives who can build stockholder value over the long term. The level of pay our compensation committee sets for each named executive officer is influenced by the executive's leadership abilities, scope of responsibilities, experience, effectiveness and individual performance achievements.

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  Incentive Pay Balance. We believe the portion of total compensation contingent on performance should increase with an executive's level of responsibility. Annual and long-term incentive compensation opportunities should reward the appropriate balance of short- and long-term financial and strategic business results. Long-term incentive compensation opportunities should significantly outweigh short-term cash-based opportunities. Annual objectives should be compatible with sustainable long-term performance.

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  Investor Alignment and Risk Assumption. We place a strong emphasis on delivering long-term results for our investors and clients and discourage excessive risk-taking by our executive officers.

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  Good Governance. Good compensation governance plays a prominent role in our approach to compensation. As discussed in the next section, our compensation committee and our Chief

    Executive Officer consider good governance practices as they review our compensation programs and adopt policies that work for us.

        We think the most effective way of accomplishing these objectives is to provide our named executive officers with enough fixed compensation in the form of base salary to disincentivize excessive risk-taking, while providing them with sufficient opportunities in the form of variable compensation that is linked to our annual and long-term strategic goals to align their interests with those of our investors. We believe it is important to deliver strong results for our investors and clients, and we believe our practice of linking compensation with corporate performance will help us to accomplish that goal.

Compensation Best Practices

        We take a proactive approach to compensation governance. Our compensation committee regularly reviews our compensation programs and, when appropriate, makes adjustments that it believes are in our best interests and the best interests of our investors. As part of this process, our compensation committee considers current best practices, and makes changes in our compensation programs when the compensation committee deems it appropriate, all with the goal of continually improving our approach to executive compensation and its link to driving strong performance and value for our investors. Our compensation programs include the following notable best practices:

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  We set a high ratio of performance-based compensation to total compensation, and a low ratio of non-performance-based compensation, including fixed benefits, perquisites and salary, to total compensation.

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  The number and amount of perquisites provided to our named executive officers are minimal.

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  We will clawback any overpayments under our Annual Incentive Plan that were attributable to fraud, a restatement of financial results, a finding of errors or omissions or certain other events as may be determined by us.

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  Our compensation committee sets maximum levels of awards payable under our Annual Incentive Plan and our equity incentive plan has a limited award pool.

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  The re-pricing of profits interests, stock options or any equivalent form of equity incentive is not allowed.

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  Our long-term equity incentive awards utilize a three-year vesting schedule.

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  Our named executive officers' employment agreements do not contain multi-year guarantees for salary increases, non-performance-based bonuses or guaranteed equity compensation.

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  Employment agreements do not allow tax gross-ups for compensation paid due to a change of control and do not contain single trigger severance payment arrangements related to a change of control.

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  We have separated the positions of Chief Executive Officer and Chairman.

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  We expect that our compensation committee will engage an independent compensation consultant who reports solely to the compensation committee and does not provide separate services to management.

Principal Components of Compensation

        We link a significant portion of each named executive officer's total annual compensation to performance goals that are intended to deliver measurable results. Executives are generally rewarded only when and if the pre-established performance goals are met or exceeded. We also believe that material ownership stakes for executives assist in aligning executives' interests with those of stockholders and strongly motivates executives to build long-term value. We structure our compensation programs to assist in creating this link.

        The following chart illustrates the principal elements of our named executive officer compensation program in 2019:

Fixed Compensation	Short-Term Incentives		Long-Term Incentive
Base Salary	Annual Cash Incentives	Cost Savings Achievement Plan	Long-Term Equity Incentives	Benefits
Fixed cash component with annual merit increase opportunity based on responsibilities, individual performance results and other considerations.	Annual cash award for profitability, growth and operating strength during the year.	Cash award designed to encourage cost savings related to the Take-Private Transaction. Participants earn cash incentives for annualized net expense savings from specific actions taken by management.	Equity awards to promote long-term growth and tie our executives' financial interests to those of our investors.	401(k) plan; health insurance and limited perquisites.
Link To Performance
Individual performance	Adjusted EBITDA, adjusted revenue and new sales	Annualized cost savings	Future growth in equity value

        The principal components of our executive compensation program for 2019 were base salaries, annual cash incentives under our Annual Incentive Plan, long-term equity incentive awards in the form of profits interests and awards under our Cost Savings Achievement Plan. In 2019, our compensation committee placed heavy emphasis on the at-risk, performance-based components of performance-based cash incentives and long-term equity incentives. The compensation committee determined the appropriate value of each of these components of compensation after considering each executive's level of responsibility, the individual skills, experience and potential contribution of each executive, and the ability of each executive to impact company-wide performance and create long-term value. As shown in the table below, 88% to 98% of our named executive officers' total compensation was based on performance-based incentives. Benefits comprised less than 2% of total compensation.

        The compensation committee believes a significant portion of an executive officer's compensation should be allocated to compensation that effectively aligns the interests of our executives with the long-term interests of our investors. The compensation committee also believed it was extremely important for our executives to take actions during 2019 to achieve the cost savings goals following the Take-Private Transaction, while continuing to focus on strengthening our operations and driving strong financial results and growth. Consequently, for 2019, a significant majority of our named executive officers' total compensation was provided in the form of long-term equity incentives and cash incentives under our Cost Savings Achievement Plan and Annual Incentive Plan. In particular, with respect to Mr. Jabbour and Dr. Daffron, our compensation committee considered the critical role they play in our organization, especially with respect to achieving our strategic goals and long-term growth and success, and the paramount importance of retaining their services and continued focus and dedication. The relative size of Mr. Jabbour's and Dr. Daffron's performance-based incentives and profits interests awards relative to other awards, is reflective of the compensation committee's subjective assessment of the value they add to our organization and its success. The structure and terms of the compensation provided to Mr. Jabbour and Dr. Daffron is also reflective of the role they play within our organization, with the substantial majority being performance-based contingent upon achievement of specified performance objectives. With respect to Mr. Jabbour, his base salary was set after consideration that he receives a base salary from Black Knight in connection with his role as its Chief Executive Officer.

        The following table shows the allocation of 2019 Total Compensation for our named executive officers, as reported in the Summary Compensation Table below, among the various components. The compensation committee believed this allocation to be appropriate after consideration of the factors described above.

Name	Salary	Bonus	Annual Cash Incentive	Cost Savings Achievement Plan	Profits Interests	Benefits & Other Compensation	Total Compensation	Performance Based Compensation
Anthony M. Jabbour	1.2%	0.6%	7.3%	26.0%	65.0%	0.0%	100%	98.3%
Stephen C. Daffron	3.6%	0.6%	11.1%	29.4%	55.2%	0.0%	100%	95.7%
Bryan T. Hipsher	6.8%	1.1%	13.9%	50.2%	26.5%	1.6%	100%	90.6%
Joe A. Reinhardt III	9.3%	0.9%	19.2%	44.1%	24.8%	1.6%	100%	88.1%

Base Salary

        Base salaries reflect the fixed component of the compensation for an executive officer's ongoing contribution to the operating performance of his area of responsibility. We provide our named executive officers with base salaries that are intended to provide them with a level of assured, regularly paid cash compensation that is competitive and reasonable. Our named executive officers' base salaries were based on their respective employment agreements with us. Our compensation committee reviews salary levels annually as part of our performance review process, as well as in the event of promotions or other changes in our named executive officers' positions or responsibilities. When establishing base salary levels, our compensation committee considers a number of qualitative factors, including the named executive officer's experience, knowledge, skills, level of responsibility and performance.

Annual Performance-Based Cash Incentive

        In 2019, we awarded annual cash incentive opportunities to each of our named executive officers under our Annual Incentive Plan. We use the Annual Incentive Plan to provide a form of at-risk, performance-based pay that is focused on achievement of critical, objectively measurable, annual financial objectives. The 2019 annual cash incentives were conditioned upon the achievement of pre-defined financial objectives, which were determined by our compensation committee. The Annual Incentive Plan plays an important role in our approach to total compensation. It motivates participants to work hard and proficiently toward improving our operating performance for a fiscal year, and it requires that we achieve defined annual financial performance goals before participants become eligible for an incentive payout. We believe that achieving our financial objectives is important to executing our business strategy, strengthening our services and solutions, improving client satisfaction and gaining new clients and delivering long term value to our stockholders. In addition, the cash incentive program helps to attract and retain a highly qualified workforce and to maintain a market competitive compensation program.

        In April 2019, our compensation committee approved the 2019 fiscal year financial performance objectives and a target incentive opportunity for our named executive officers, as well as the potential incentive opportunity range for maximum and threshold performance. No annual incentive payments are payable to an executive officer if the pre-established, minimum performance levels are not met, and payments are capped at the maximum performance payout level. Each executive's target incentive opportunity under the Annual Incentive Plan was established by our compensation committee as described above for our executive officers as a percentage of each individual's base salary, as follows: Mr. Jabbour 200% of base salary, Dr. Daffron 150% of base salary, Mr. Hipsher 100% of base salary and Mr. Reinhardt 100% of base salary.

        The amount of the annual incentives actually paid depends on the level of achievement of the pre-established goals as follows:

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  If threshold performance is not achieved, no incentive will be paid.

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  If threshold performance is achieved, the incentive payout will equal 50% of the executive officer's target incentive opportunity.

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  If target performance is achieved, the incentive payout will equal 100% of the executive officer's target incentive opportunity.

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  If maximum performance is achieved, the incentive payout will equal 200% of the executive officer's target incentive opportunity, except for except for Mr. Jabbour, whose maximum incentive payout is equal to 300% of his target incentive opportunity.

  •
  Between these levels, the payout is prorated.

        Threshold performance levels were established to challenge our executive officers. Maximum performance levels were established to limit annual incentive awards so as to avoid excessive compensation while encouraging executives to reach for performance beyond the target levels. An important tenet of our pay for performance philosophy is to utilize our compensation programs to motivate our executives to achieve performance levels that reach beyond what is expected of us as a company.

        Target performance levels are intended to be difficult to achieve, but not unrealistic. The performance targets were based on discussions between management and our compensation committee. In setting 2019 performance metrics, our compensation committee considered the following:

  •
  consistency among the 2019 performance targets and the 2019 business plan;

  •
  the planned effect of cost reductions following the Take-Private Transaction; and

  •
  the effect that reaching performance targets would have on our growth and operating efficiency.

        The 2019 performance metrics were adjusted EBITDA, adjusted revenue and new sales weighted 60%, 25% and 15%, respectively. These performance metrics are among the most important measures in evaluating the financial performance of our business, and they can have a significant impact on long-term value creation and the investing community's expectations. These annual incentive performance goals are synchronized with our annual budget, our long-term financial plan, and our board of directors' expectations. In the following table, we explain how we calculate the performance measures and why we use them.

Performance Measure	Weight	How Calculated	Reason for Use
Adjusted EBITDA	60%	Net earnings from continuing operations, with adjustments for the addition or elimination of certain income statement items including, but not limited to, (i) depreciation and amortization; (ii) interest expense;(iii) income tax expense; (iv) the deferred revenue purchase accounting adjustment recorded in accordance with GAAP; (v) equity-based compensation including amounts related to payroll taxes; (vi) charges associated with significant legal and regulatory matters; (vii) exit costs, impairments, and other charges; (viii) costs associated with debt and equity offerings; (ix) acquisition related costs; and (xi) other expenses, net.	We believe adjusted EBITDA is useful to investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Management uses adjusted EBITDA as a measurement used to compare our operating performance to our peers and competitors.
Adjusted revenue	25%

GAAP revenues adjusted to exclude revenues not recorded due to the deferred purchase accounting adjustment recorded in accordance with GAAP. For annual incentive purposes, we also exclude the effect of acquisitions and divestitures.

			We believe adjusted revenue is useful to investors and management as a supplemental measure to evaluate our performance on a consistent basis.
New sales	15%	The aggregate of (i) sales of products to new clients in 2019; and (ii) sales of products to existing clients with an incremental increase over prior year sales.

We believe new sales is a driver of future revenue growth. It rewards management for success at selling new products to our clients and gaining new clients. We believe this performance measure is a tangible indication of our executives' immediate efforts to grow adjusted revenue and adjusted EBITDA.

        Adjusted EBITDA and adjusted revenue are non-GAAP financial measures that we believe are useful to investors in evaluating our overall financial performance. We believe these measures provide useful information about operating results and profitability, enhance the overall understanding of past financial performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

        Set forth below are the relative percentage weights of the 2019 performance metrics, the threshold, target and maximum performance levels for each performance metric and 2019 performance results. For information on the ranges of possible payments under our Annual Incentive Plan, see "—Grants of Plan-Based Awards" under the column Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

Performance Metric	Weight	Threshold	Target	Maximum	Performance Result	Payout Factor
	($ in millions)	($ in millions)	($ in millions)	($ in millions)	($ in millions)
Adjusted EBITDA	60%	$645.0	$672.0	$705.0	$707.3	100%
Adjusted revenue	25%	$1,680.0	$1,720.0	$1,745.0	$1,757.4	100%
New sales	15%	$270.0	$320.0	$370.0	$370.0	94%

        For 2019, we assigned a relative percentage weight of 60% to the adjusted EBITDA performance metric, 25% to the adjusted revenue performance metric and 15% to the new sales performance metric. The percentage weight of each performance metric equates to the maximum percentage of incentive awards payable upon achieving the threshold, target or maximum performance level determined for such performance metric. The relative percentage weights for the performance metrics sum to 100%, and therefore 100% of the annual incentive awards would potentially be payable if target performance levels were achieved for all three of the 2019 performance metrics.

        The table below shows each named executive officer's 2019 target incentive opportunity and the amounts actually paid under the Annual Incentive Plan.

Name	2019 Base Salary(1)	2019 Annual Incentive Target(2)	2019 Incentive Pay Target	Actual Performance Multiplier	2019 Total Incentive Earned
Anthony M. Jabbour	$250,000	200%	$500,000	269.1%	$1,345,500
Stephen C. Daffron	$650,000	150%	$975,000	184.1%	$1,794,975
Bryan T. Hipsher	$425,000	100%	$425,000	184.1%	$782,425
Joe A. Reinhardt III	$500,000	100%	$500,000	184.1%	$920,500

(1)
Represents annual base salary set in accordance with the terms of each of the named executive officers' respective employment agreement. See "—Employment Agreements."

(2)
Represents the 2019 Annual Incentive Target as a percentage of the named executive's 2019 base salary.

Long-Term Equity Incentives

        In 2019, we used our Long-Term Incentive Plan for Executive Employees, which we refer to as the equity incentive plan, to grant long-term incentive awards in the form of profit interests. The underlying principles of our 2019 equity incentive program were to align our executives financial interests with those of our investors in order to motivate, incentivize and reward management for executing on our long-term strategy and financial goals and delivering significant financial return to our investors. Similar to a stock option, the profits interests only have value to the extent our equity value increases after issuance.

        The profits interests generally vest ratably over a period of three years subject to the continued service of the awardee, and are subject to the terms and conditions of our equity incentive plan and the Amended and Restated Agreement of Limited Partnership of Star Parent, L.P., dated as of February 8, 2019 the ("Star Parent, L.P. Agreement").

        Our compensation committee considers several qualitative and quantitative factors when determining equity incentive award levels, and ultimately uses its judgment when determining the terms of individual awards. The factors the compensation committee considers include the following:

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  the executive officer's level of responsibility and ability to influence our performance;

  •
  the executive officer's level of experience, skills and knowledge;

  •
  the need to retain and motivate highly talented executive officers;

  •
  corporate governance considerations related to executive officer compensation; and

  •
  our current business environment, objectives and strategy.

        While our compensation committee considered each of the factors set forth above in arriving at the specific awards granted to each of our named executive officers in 2019, its determination was not formulaic; rather, our compensation committee exercised its discretion to make decisions based on its assessment of the totality of the factors, including the significant financial return that our officers returned to our stockholders. In particular, with respect to Mr. Jabbour and Dr. Daffron, the relative size of their profits interests awarded as compared to profits interest grants to others is reflective of our compensation committee's subjective assessment of the significant value they add to our organization and their ability to shape and execute on our long-term strategy and impact our long-term success. These profit interest awards only have value to the extent that our equity value increases after issuance.

        On March 12, 2019, in accordance with their respective employment agreements, our compensation committee made awards of profits interests to our named executive officers in the following amounts: Mr. Jabbour 4,882.4 units; Dr. Daffron 3,661.8 units; Mr. Hipsher 610.3 units; and Mr. Reinhardt 488.2 units.

        For information about the grant date fair values of the profits interests granted to our named executive officers in 2019, see "—Summary Compensation Table." The grant date fair values reflect the potential future value of the profits interests. The actual amounts realized by our named executive officers with respect to the profits interests may be greater or less than the fair value estimates. Further details concerning the profits interests made to our named executive officers in 2019, including the number of profits interests awarded, are provided in the table and related footnotes under "—Grants of Plan-Based Awards" below.

Cost Savings Achievement Plan

        In April 2019, we adopted the Cost Savings Achievement Plan to grant incentive awards to our executive officers in the form of cash awards. The underlying principles of our Cost Savings Achievement Plan is to reward a small group of executives who have the greatest impact on our performance. The cost savings incentive earned will be based on the achievement of specified levels of cost savings achieved beginning February 8, 2019. Cost savings are defined as the annualized net expense savings from specific actions taken by management. The board of directors (or our compensation committee) has final authority to determine whether a specific amount will qualify as a cost savings. No incentive bonus will be earned until the annualized cost savings amount reaches $75.0 million.

        The amount of the incentives actually paid depends on the level of achievement of pre-established goals. In the first quarter of 2020, 100% of the executive's target incentive will be paid based on the 2019 cost savings achieved, with 50% based on cost savings achievement achieved and 50% paid at the discretion of the Chief Executive Officer and President, based upon the executive's contribution to the cost savings achievement. Beginning in the first quarter of 2020 and thereafter until the Cost Savings Achievement Plan is terminated by our compensation committee, our named executive officers will also be eligible to earn cash payments for cost savings achieved each quarter, with 50% of such targets being paid in the following quarter and the remaining 50% paid one year later at the discretion of the Chief Executive Officer and President based on the executive's contribution to the cost savings achievement. The compensation committee will approve the discretionary amounts paid to Mr. Jabbour and Dr. Daffron.

        Our compensation committee approved the following allocations under our Cost Savings Achievement Plan: Mr. Jabbour 16.875%; Dr. Daffron 16.875%; Mr. Hipsher 10.000%; and Mr. Reinhardt 7.500%. These allocations were selected by our compensation committee based on its judgment of each named executive officer's ability to impact the achievement of the programs' objectives. In particular, with respect to Mr. Jabbour and Dr. Daffron, their allocations are reflective of our compensation committee's subjective assessment of their critical roles within our organization, particularly in achieving the cost reduction goals of our Cost Savings Achievement Plan.

        The first measurement period under the Cost Savings Achievement Plan began on February 8, 2019 and ended on March 31, 2019, with cost savings and related incentives earned calculated at the end of each calendar quarter until the compensation committee terminates the plan. No payments will be made under the Cost Savings Achievement Plan until the first quarter of 2020, at which time participants will receive payment of their incentives earned for all periods through December 31, 2019. As of December 31, 2019, our compensation committee determined that cost savings of $203.1 million had been achieved under our Cost Savings Achievement Plan and a total of $14.5 million in cash incentives had been earned by our named executive officers thereunder. The achieved savings have been validated by a third party accounting firm.

        In March 2020, our compensation committee determined to redistribute 2.0% of the incentive pool that was previously allocated to an employee who left the Company, and allocate it pro-rata among the remaining participants. As a result, Mr. Jabbour and Dr. Daffron each received an additional $101,430 (representing an additional 0.359% of the total Cost Savings Achievement Plan pool), Mr. Hipsher received an additional $60,106 (representing an additional 0.213% of the total Cost Savings Achievement Plan pool), and Mr. Reinhardt received an additional $45,080 (representing an additional 0.160% of the total Cost Savings Achievement Plan pool). Because this was a discretionary action taken by our compensation committee, we have included these amounts in the "Bonus" column of our Summary Compensation Table below.

Benefit Plans

        We provide retirement and other benefits to our U.S. employees under a number of compensation and benefit plans. Our named executive officers generally participate in the same compensation and benefit plans as our other executives and employees. In addition, our named executive officers are eligible to participate in broad-based health and welfare plans. We do not offer "defined benefit" pensions or supplemental executive retirement plans for our named executive officers.

        401(k) Plan.    We sponsor a defined contribution savings plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which all of our employees in the United States, including our named executive officers, are eligible to participate. The plan contains a "cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 50% of their eligible compensation, but not more than statutory limits, generally $19,000 in 2019.

        A participant could receive the value of his vested account balance upon termination of employment. A participant is always 100% vested in his voluntary contributions. Vesting in matching contributions, if any, occurs following three years of service (or attainment of normal retirement age) based on continued employment.

        Health and Welfare Benefits.    We sponsor various broad-based health and welfare benefit plans for our employees. We provide all our employees, including our named executive officers, with basic life insurance and the option for additional life insurance. The taxable portion of the premiums on this additional life insurance for our named executive officers is reflected below under "—Summary Compensation Table" under the column "All Other Compensation" and related footnote.

        Other Benefits.    We provide few perquisites to our executives that are not offered to our employees generally. In general, the perquisites provided are intended to help our executives be more productive and efficient and to protect us and the executive from certain business risks and potential threats. The compensation committee regularly reviews the perquisites provided to our executive officers. In 2019, the only perquisites provided to our executives were relocation services, including home sale assistance, temporary living arrangements and moving arrangements, provided to Mr. Hipsher in connection with his relocation from Florida to New Jersey, and reimbursement of travel and accommodation expenses associated with Mr. Reinhardt commuting from Florida to New Jersey. Further detail regarding executive perquisites in 2019 can be found in the "—Summary Compensation Table" under the column "All Other Compensation" and the related footnote.

Establishing Executive Compensation Levels

        We operate in a highly competitive industry and compete with our peers and competitors to attract and retain highly skilled executives within that industry. To attract and retain talented executives with the leadership abilities and skills necessary for building long-term value, motivate our executives to perform at a high level and reward outstanding achievement, our executives' compensation levels are set at levels that our compensation committee believes to be competitive in our market.

        In 2019, our named executive officers' base salaries and annual cash incentive target payout levels were set in accordance with the terms of their employment agreements. The employment agreements were negotiated documents between us, each executive and our new investors, and are described further under "—Employment Agreements" below.

        When determining the value of the base salary and cash and equity incentives under the Annual Incentive Plan that each of our named executive officers would receive, our compensation committee considered a number of important qualitative and quantitative factors including:

  •
  the executive officer's experience, knowledge, skills, level of responsibility and potential to influence our performance;

  •
  the business environment and our business objectives and strategy;

  •
  the executive's ability to impact our achievement of the goals for which the compensation program was designed, including achieving our long-term financial goals, increasing investor value and achieving cost savings and efficiencies following the acquisition; and

  •
  whether corporate governance and regulatory factors related to executive compensation, including discouraging our named executive officers from taking unnecessary risks.

        Our compensation decisions are not formulaic, and the members of our compensation committee did not assign precise weights to the factors listed above. Our compensation committee utilized their individual and collective business judgment to review, assess, and approve compensation for our named executive officers.

Employment Agreements and Post-Termination Compensation and Benefits

        We have entered into employment agreements with our named executive officers. These agreements provide us and the executives with certain rights and obligations following a termination of employment. We believe these agreements are necessary to protect our legitimate business interests, as well as to protect the executives in the event of certain termination events.

Role of Compensation Committee and Executive Officers

        Prior to this offering, our compensation committee was responsible for:

  •
  Reviewing and approving the corporate goals and objectives relevant to compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives and determining and approving the Chief Executive Officer's compensation level based on this evaluation;

  •
  Setting salaries and approving incentive compensation awards and all other compensation, as well as applicable compensation policies, for all executive officers (other than the Chief Executive Officer, which is set solely by the compensation committee);

  •
  Making recommendations to the board of directors with respect to all executive compensation plans and awards thereunder that are subject to board of directors approval and any modifications to any such plans;

  •
  Subject to applicable law and the terms of applicable plan documents, establishing, administering, amending, managing, periodically reviewing and, where appropriate, terminating annual bonus, long-term incentive compensation, employee pension and welfare benefit plans, including 401(k) plans, long-term incentive plans, management incentive plans, severance plans and other plans; provided, however, that except as provided below, the compensation committee may delegate to management or a committee thereof the authority to oversee and administer such plans. Specifically with respect to cash or other compensation plans, the compensation committee shall be responsible for granting any awards under equity compensation plans and annual bonus or other cash compensation plans to the Chief Executive Officer and the executive officers;

  •
  Authorizing and approving any employment or severance agreements and amendments with all executive officers;

  •
  Periodically reviewing and approving the form and amount of any compensation of the board of directors' non-management directors;

  •
  Reporting to the board of directors on a regular basis, and not less than once per year; and

  •
  Any other duties or responsibilities expressly delegated to the compensation committee by the board of directors from time to time relating to our compensation programs.

        Our compensation committee considers the impact of tax and accounting treatments when determining executive compensation.

Tax and Accounting Considerations

        Our compensation committee considers the impact of tax and accounting treatment when determining executive compensation.

        Our compensation committee also considers the accounting impact when structuring and approving awards. We account for equity based payments, including profits interest awards, in accordance with ASC Topic 718, Compensation—Stock Compensation ("ASC Topic 718"), which governs the appropriate accounting treatment of equity based payments under generally accepted accounting principles (GAAP).

Summary Compensation Table

        The following table sets forth certain information for the Successor period from January 1, 2019 to December 31, 2019 concerning the total compensation awarded to, earned by or paid to our named executive officers.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Anthony M. Jabbour Chief Executive Officer	2019	$212,180	$101,430	$11,929,851	$6,112,688	$35	$18,356,184
Stephen C. Daffron President	2019	$583,751	$101,430	$8,947,389	$6,562,163	$6,761	$16,201,494
Bryan T. Hipsher Chief Financial Officer	2019	$381,683	$60,106	$1,491,231	$3,607,425	$88,161	$5,628,606
Joe A. Reinhardt III Chief Legal Officer	2019	$449,039	$45,080	$1,192,887	$3,039,250	$77,446	$4,803,702

(1)
The 2019 base salary amounts represent the amount earned from the date of employment on February 8, 2019. Amounts are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary under our 401(k) plan.

(2)
Represents the discretionary portion of amounts paid under the Cost Savings Achievement Plan in connection with the redistribution of 2.0% of the incentive pool that was previously allocated to an employee who left the Company, which was allocated pro-rata among the remaining participants. As a result of the redistribution, our named executive officers received the following additional allocations of the total Cost Savings Achievement Plan pool: Mr. Jabbour 0.359%; Dr. Daffron 0.359%; Mr. Hipsher 0.213%; and Mr. Reinhardt 0.160%.

(3)
Represents the grant date fair value of profits interests granted on March 12, 2019. All amounts are computed in accordance with ASC Topic 718, excluding forfeiture assumptions. Assumptions used in the calculation of these amounts are as follows: we used a weighted average risk free interest rate of 2.41%, a volatility factor for the expected market price of the grant units of 43.9% and a weighted average expected life of 3.4 years with a discount of 26.4% for lack of marketability resulting in a weighted average fair value of $2,443.44 per unit. See the Grants of Plan Based Awards table for details.

(4)
Represents performance-based amounts earned under our Annual Incentive Plan and the non-discretionary portion of amounts earned under the Cost Savings Achievement Plan. In 2019, the named executive officers earned the following performance-based amounts under our Annual Incentive Plan and non-discretionary portion of amounts earned under the Cost Savings Achievement Plan, respectively: Mr. Jabbour $1,345,500 and $4,767,188; Dr. Daffron $1,794,975 and $4,767,188; Mr. Hipsher $782,425 and $2,825,000; and Mr. Reinhardt $920,500 and $2,118,750.

(5)
Includes 401(k) matching contributions, life insurance premiums, relocation costs and commuting costs (including a tax gross up), as set forth below:

Name	Year	401(k) Matching Contributions	Life Insurance Premiums	Relocation Costs	Commuting Costs	Total
Anthony M. Jabbour Chief Executive Officer	2019	$—	$35	$—	$—	$35
Stephen C. Daffron President	2019	$6,431	$330	$—	$—	$6,761
Bryan T. Hipsher Chief Financial Officer	2019	$—	$45	$88,116	$—	$88,161
Joe A. Reinhardt III Chief Legal Officer	2019	$8,667	$215	$—	$68,564	$77,446

Grants of Plan-Based Awards

        The following table sets forth information concerning awards granted to the named executive officers during the Successor period from January 1, 2019 to December 31, 2019.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
						Exercise or Base Price of Grant Unit Awards ($/Unit)	Grant Date Fair Value of Grant Unit Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Number of Profits Interests (#)
Anthony M. Jabbour	3/12/2019	—	—	—	4,882.40	2,443.44	11,929,851
	4/8/2019(1)	632,813	1,476,563	—	—	—	—
	4/30/2019(2)	250,000	500,000	1,500,000	—	—	—
Stephen C. Daffron	3/12/2019	—	—	—	3,661.80	2,443.44	8,947,389
	4/8/2019(1)	632,813	1,476,563	—	—	—	—
	4/30/2019(2)	487,500	975,000	1,950,000	—	—	—
Bryan T. Hipsher	3/12/2019	—	—	—	640.30	2,443.44	1,564,535
	4/8/2019(1)	375,000	875,000	—	—	—	—
	4/30/2019(2)	212,500	425,000	850,000	—	—	—
Joe A. Reinhardt III	3/12/2019	—	—	—	488.20	2,443.44	1,192,887
	4/8/2019(1)	281,250	656,250	—	—	—	—
	4/30/2019(2)	250,000	500,000	1,000,000	—	—	—

(1)
Amounts reflect potential payments to be made under our Cost Savings Achievement Plan for fiscal 2019 based on the achievement of specified levels of cost savings achieved beginning February 8, 2019. Threshold amounts represent each executive's allocation of the incentive pool if the threshold annualized cost savings of $100.0 million are achieved and Target amounts represent each executive's allocation of the incentive pool if the annualized cost savings of $125.0 million are achieved. For annualized savings over $125.0 million, each executive will receive their respective allocation of an incentive pool equal to $8.75 million plus 25% of the annualized cost savings over $125.0 million, with no cap on the incentive pool. No amounts are paid under the Cost Savings Achievement Plan if the annualized savings achieved are less than $75.0 million. Our executives' allocations of the incentive pool under the Cost Savings Achievement Plan are as follows: Mr. Jabbour 16.875%; Dr. Daffron 16.875%; Mr. Hipsher 10.000%; and Mr. Reinhardt 7.500%.

(2)
Amounts reflect potential payments to be made under our Annual Incentive Plan for fiscal 2019. The amounts shown in the Threshold column reflect the amount payable if the threshold level of performance is achieved, which is 50% of the target amount shown in the Target column. The amount shown in the Maximum column is 200% of such target amount for each executive other than Mr. Jabbour, for whom it is 300% of his target amount. Target amounts, as a percentage of base salary, for each of our named executive officers under our Annual Incentive Plan are as follows: Mr. Jabbour 200%; Dr. Daffron 150%; Mr. Hipsher 100%; and Mr. Reinhardt 100%.

(3)
Represents the grant date fair value of profits interests granted in 2019 of $2,443.41 per unit with respect to our profits interests awarded to our named executive officers, computed in accordance with ASC Topic 718, excluding forfeiture assumptions. Assumptions used in the calculation of these amounts are included in Footnote 1 to our Summary Compensation Table. The profits interest awards only have value if the value of Star Parent, L.P. increases after the date of grant.

Salary and Bonus in Proportion to Total Compensation

        The "—Compensation Discussion and Analysis" section contains a table showing the proportion of our named executive officers' salary to total compensation for 2019.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers at December 31, 2019.

Name	Number of Profits Interests Awarded That Have Not Vested (#)(1)(2)	Market Value of Profits Interests Awarded That Have Not Vested ($)(3)
Anthony M. Jabbour	4,882.40	$
Stephen C. Daffron	3,661.80	$
Bryan T. Hipsher	640.30	$
Joe A. Reinhardt III	488.20	$

(1)
The profits interests vest ratably over a period of three years subject to the continued service of the awardee.

(2)
Subject to the named executive officer's continued service through the applicable vesting date, the profit interest units vest ratably over a three-year period on each of the first three anniversaries of the grant date of March 12, 2019.

(3)
The market value was determined assuming an initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Employment Agreements

        We have entered into employment agreements with our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found under "—Potential Payments Upon Termination or Change in Control" below.

Anthony M. Jabbour

        We entered into a three-year employment agreement with Mr. Jabbour, effective February 8, 2019, to serve as our Chief Executive Officer, with a provision for automatic annual extensions beginning on February 8, 2020 and continuing thereafter unless either party provides timely notice that the term should not be extended. The employment agreement provides that we will pay Mr. Jabbour a base salary of no less than $250,000 per year, and that Mr. Jabbour is eligible for an annual incentive bonus opportunity under the Annual Incentive Plan, with amounts payable depending on performance relative to targeted results. Mr. Jabbour's target bonus is set at 200% of his base salary, with a maximum of up to 600% of his base salary. Mr. Jabbour's employment agreement also provides that, in the event we are sold during the employment term and/or outperform our financial projections in any calendar year, Mr. Jabbour shall be eligible to receive a discretionary bonus in an amount determined by the compensation committee. Mr. Jabbour is entitled to the benefits we provide to our other employees generally.

        In addition, Mr. Jabbour's employment agreement provides that he is eligible to participate in our Cost Savings Achievement Plan, our equity incentive plan and any future equity incentive plans. Mr. Jabbour's profit interests awards and Cost Savings Achievement Plan allocation are described above.

        Mr. Jabbour's employment agreement also provides that, if any payments or benefits to be paid to Mr. Jabbour pursuant to the terms of the employment agreement would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Jabbour may elect for such payments to be reduced so that no such excise tax will be imposed; and that if Mr. Jabbour does not elect to have such payments so reduced, Mr. Jabbour is responsible for payment of any excise tax resulting from such payments and shall not be entitled to a gross up payment under his employment agreement.

        Mr. Jabbour's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change in Control" below.

Stephen C. Daffron

        We entered into a three-year employment agreement with Dr. Daffron, effective November 19, 2018, to serve as our President, with a provision for automatic annual extensions beginning on February 8, 2021 and continuing thereafter unless either party provides timely notice that the term should not be extended. Under the terms of the agreement, Dr. Daffron's minimum annual base salary is $650,000 per year and Dr. Daffron is eligible for an annual incentive bonus opportunity under the Annual Incentive Plan, with amounts payable depending on performance relative to targeted results. Dr. Daffron's target bonus is set at 150% of his base salary, with a maximum of up to 300% of his base salary. Dr. Daffron is entitled to the benefits we provide to our other employees generally.

        In addition, Dr. Daffron's employment agreement provides that he is eligible to participate in any future equity incentive plans and any future synergy plans. Dr. Daffron's profit interests awards and Cost Savings Achievement Plan allocation are described above.

        Dr. Daffron's employment agreement also provides that, if any payments or benefits to be paid to Dr. Daffron pursuant to the terms of the employment agreement would be subject to the excise tax imposed by Section 4999 of the Code, then Dr. Daffron may elect for such payments to be reduced so that no such excise tax will be imposed; and that if Dr. Daffron does not elect to have such payments so reduced, Dr. Daffron is responsible for payment of any excise tax resulting from such payments and shall not be entitled to a gross up payment under his employment agreement.

        Dr. Daffron's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change in Control" below.

Bryan T. Hipsher

        We entered into a three-year employment agreement with Mr. Hipsher, effective February 8, 2019, to serve as our Chief Financial Officer, with a provision for automatic annual extensions beginning on February 8, 2021 and continuing thereafter unless either party provides timely notice that the term should not be extended. Under the terms of the agreement, Mr. Hipsher's minimum annual base salary is $425,000 and Mr. Hipsher is eligible for an annual incentive bonus opportunity under the Annual Incentive Plan, with amounts payable depending on performance relative to targeted results. Mr. Hipsher's target bonus is set at 100% of his base salary, with a maximum of up to 200% of his base salary. Mr. Hipsher is entitled to the benefits we provide to our other employees generally.

        In addition, Mr. Hipsher's employment agreement provides that he is eligible to participate in our equity incentive plan, any future equity incentive plans and any future synergy plans. Mr. Hipsher's profit interests awards and Cost Savings Achievement Plan allocation are described above.

        Mr. Hipsher's employment agreement also provides that, if any payments or benefits to be paid to Mr. Hipsher pursuant to the terms of the employment agreement would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Hipsher may elect for such payments to be reduced so that no such excise tax will be imposed; and that if Mr. Hipsher does not elect to have such payments so reduced, Mr. Hipsher is responsible for payment of any excise tax resulting from such payments and shall not be entitled to a gross up payment under his employment agreement.

        Mr. Hipsher's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change in Control" below.

Joe A. Reinhardt III

        We entered into a three-year employment agreement with Mr. Reinhardt, effective February 8, 2019, to serve as our Chief Legal Officer, with a provision for automatic annual extensions beginning on February 8, 2021 and continuing thereafter unless either party provides timely notice that the term should not be extended. Under the terms of the agreement, Mr. Reinhardt's minimum annual base salary is $500,000 and Mr. Reinhardt is eligible for an annual incentive bonus opportunity under the Annual Incentive Plan, with amounts payable depending on performance relative to targeted results. Mr. Reinhardt's target bonus is set at 100% of his base salary, with a maximum of up to 200% of his base salary. Mr. Reinhardt is entitled to the benefits we provide to our other employees generally.

        In addition, Mr. Reinhardt's employment agreement provides that he is eligible to participate in our equity incentive plan, any future equity incentive plans and any future synergy plans. Mr. Reinhardt's profit interests awards and Cost Savings Achievement Plan allocation are described above.

        Mr. Reinhardt's employment agreement also provides that, if any payments or benefits to be paid to Mr. Reinhardt pursuant to the terms of the employment agreement would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Reinhardt may elect for such payments to be reduced so that no such excise tax will be imposed; and that if Mr. Reinhardt does not elect to have such payments so reduced, Mr. Reinhardt is responsible for payment of any excise tax resulting from such payments and shall not be entitled to a gross up payment under his employment agreement.

        Mr. Reinhardt's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth under "—Potential Payments Upon Termination or Change in Control" below.

Potential Payments Upon Termination or Change in Control

        In this section, we discuss the nature and estimated value of payments and benefits we would provide to our named executive officers in the event of termination of employment (including in connection with a change in control). The amounts described in this section reflect amounts that would have been payable under (i) our plans, and (ii) where applicable with respect to the named executive officers, their employment agreements if their employment had terminated on December 31, 2019.

        For the named executive officers, the types of termination situations include a voluntary termination by the executive, with or without good reason, a termination by us either for cause or not for cause and termination in the event of disability or death. The actual payments and benefits that would be provided upon a termination of employment would be based on the named executive officers' compensation and benefit levels at the time of the termination of employment and the value of accelerated vesting of equity awards would be dependent on the value of the underlying profits interests.

        For each type of employment termination, the named executive officers would be entitled to benefits that are available generally to our domestic salaried employees, such as distributions under our 401(k) savings plan, certain disability benefits and accrued vacation. We have not described or provided an estimate of the value of any payments or benefits under plans or arrangements that do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to all salaried employees.

Potential Payments under Employment Agreements

        As discussed above, we have entered into employment agreements with our named executive officers. The agreements contain provisions for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits that the named executive officers would receive in connection with various employment termination scenarios.

Termination without Cause or by the Executive for Good Reason

        Under the terms of each employment agreement, if the executive's employment is terminated by us for any reason other than for cause (as defined in the applicable employment agreement) and not due to death or disability, or by the executive for good reason (as defined in the applicable employment agreement), subject to the executive's execution of a valid and effective release of claims in favor of the Company if requested by us, then the executive is entitled to receive:

  •
  any accrued obligations, which includes any earned but unpaid base salary and unpaid annual bonus payments relating to the prior year and any unpaid expense reimbursements;

  •
  a prorated annual bonus based on the actual incentive the named executive officer would have earned for the year of termination;

  •
  a lump-sum payment equal to a percentage (250% in the case of Mr. Jabbour and 200% in the case of Dr. Daffron, Mr. Hipsher and Mr. Reinhardt, of the sum of the executive's (a) annual base salary and (b) the target bonus opportunity in the year in which the termination of employment occurs;

  •
  Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") coverage (so long as the executive pays the premiums) for a period of eighteen months (three years in the case of Mr. Jabbour) or, if earlier, until eligible for comparable benefits from another employer, plus a lump sum cash payment equal to the sum of eighteen monthly COBRA premium payments (36 monthly COBRA premium payments in the case of Mr. Jabbour);

  •
  in the case of Mr. Jabbour, the right to convert any life insurance provided by us into an individual policy, plus a lump sum cash payment equal to 36 months of premiums; and

  •
  in the case of Mr. Jabbour, all stock option, restricted stock, and other equity-based incentive awards granted by us that were outstanding but not vested as of the date of termination shall become immediately vested and/or payable, as the case may be, unless vesting of the equity incentive awards is based upon satisfaction of performance criteria, in which case they will vest pursuant to their express terms.

Termination Due to Death or Disability

        If the executive's employment terminates due to death or disability, we will pay him, or his estate:

  •
  any accrued obligations;

  •
  a prorated annual bonus based on the fraction of the year the executive was employed; and

  •
  in the case of Messrs. Jabbour, Hipsher and Reinhardt, all stock option, restricted stock, and other equity-based incentive awards granted by us, that were outstanding but not vested as of the date of termination shall become immediately vested and/or payable, as the case may be, unless, in the case of Mr. Jabbour, vesting of the equity incentive awards is based upon satisfaction of performance criteria, in which case they will vest pursuant to their express terms.

Termination for Cause or by the Executive without Good Reason

        If the executive's employment is terminated by us for cause or by the executive without good reason our only obligation is the payment of any accrued obligations.

Estimated Cash Severance Payments

        Our estimate of the cash severance amounts that would be provided to the named executive officers assumes that their employment terminated on December 31, 2019. The severance amounts do not include a prorated 2019 annual incentive since the named executive officers would have been paid based on their service through the end of the year and therefore would have received the amount whether or not the termination occurred.

        For a termination of employment by us not for cause or a termination by the executive for good reason, the following payments would have been made under the employment agreements: Mr. Jabbour $2,375,346; Dr. Daffron $4,225,000; Mr. Hipsher $2,159,856; and Mr. Reinhardt $2,539,391. Upon a termination of the executives' employment due to death or disability, the executives would receive any accrued obligations.

Estimated Equity Values

        As disclosed in the Outstanding Equity Awards at Fiscal Year End table, each named executive officer had outstanding unvested profits interests awarded on December 31, 2019.

        Profits interests granted vest ratably over a three year period beginning on the date of grant, subject to the named executive officer's continued employment with us or any subsidiary. Upon a "change in control" (as defined in the Executive Long-Term Incentive Plan), the profits interests granted will accelerate and fully vest, subject to the named executive officer's continued employment with us or our subsidiaries through the change in control. Upon an IPO, the profits interests granted will remain subject to the applicable vesting schedule. The administrator may, in addition, impose at the time of grant additional vesting or other restrictions as the administrator determines in its sole discretion.

        The following estimates are based on a profits interests value of $            per unit, which was determined assuming an initial public offering price of $            per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Our estimate of the value of profits interests that would vest assumes that a change of control and, as applicable, a termination of employment occurred on December 31, 2019.

        The estimated value of the profits interests held by the named executive officers that would vest upon a change of control (as defined in the Executive Long-Term Incentive Plan) would be as follows: Mr. Jabbour $            ; Dr. Daffron $            ; Mr. Hipsher $            ; and Mr. Reinhardt $            . The estimated value of profits interests held by Mr. Jabbour that would vest upon a termination his employment by us not for cause or a termination by Mr. Jabbour for good reason would be $            . The estimated value of the profits interests held by the named executive officers, other than Messrs.             , that would vest upon a termination of their employment due to death or disability would be as follows: Mr. Jabbour $            ; Dr. Daffron $            ; Mr. Hipsher $            ; and Mr. Reinhardt $            .

Employee Benefit Plans

2020 Omnibus Incentive Plan

        In connection with this offering, we intend to adopt our 2020 Omnibus Incentive Plan, which will be administered by our board of directors or, at its election, by one or more committees consisting of one or more members who have been appointed by the board. The plan will authorize us to grant options, restricted stock or other awards to our employees, directors and consultants. Shares of common stock representing up to        % of our outstanding common stock (calculated on a fully diluted basis) may be issued pursuant to awards under this plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors or the compensation committee.

Director Compensation

        Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of our board of directors. In March 2019, our compensation committee approved a profits interest award to Mr. Foley of 2,441.2 units. In May 2019, our compensation committee approved annual board retainers of $125,000 payable to Messrs. Ammerman, Massey and Quella, and an additional audit committee chairman retainer of $50,000 to Mr. Ammerman, which retainers are payable quarterly in arrears. We also reimburse each of our directors for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings, as well as with any director education programs they attend relating to their service on our board of directors.

        The following table sets forth information concerning the compensation of our directors for the fiscal year ending December 31, 2019.

Name	Fees Earned or Paid in Cash ($)	Profits Interests Awarded ($)(1)	Total ($)
William P. Foley II	—	5,964,926	5,964,926
Douglas K. Ammerman	155,702	—	155,702
Chinh E. Chu	—	—	—
Thomas M. Hagerty	—	—	—
Richard N. Massey	111,216	—	111,216
James A. Quella	111,216	—	111,216
Ganesh B. Rao	—	—	—

(1)
Represents the grant date fair value of profits interests granted on March 12, 2019. All amounts are computed in accordance with ASC Topic 718, excluding forfeiture assumptions.

 PRINCIPAL STOCKHOLDERS

        The following table shows information as of            , 2020 regarding the beneficial ownership of our common stock as adjusted to give effect to this offering by:

  •
  each person or group who is known by us to own beneficially more than 5% of our common stock;

  •
  each member of our board of directors and each of our named executive officers; and

  •
  all members of our board of directors and our executive officers as a group.

        Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on            shares of common stock outstanding as of            , 2020 and            shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares, or            shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 103 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Named executive officers and directors:
William P. Foley II
Anthony M. Jabbour
Stephen C. Daffron
Bryan T. Hipsher
Joe A. Reinhardt III
Douglas K. Ammerman
Chinh E. Chu
Thomas M. Hagerty
Richard N. Massey
James A. Quella
Ganesh B. Rao
All directors and executive officers as a group (11) persons)

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Agreements and Transactions Related to the Take-Private Transaction

        As a result of the completion of the Take-Private Transaction on February 8, 2019, we are directly owned by Star Parent, L.P., a Delaware limited partnership, which is collectively controlled by members of the Investor Consortium.

        Upon the close of the transaction, Anthony M. Jabbour was appointed as our Chief Executive Officer while continuing his role as Black Knight's Chief Executive Officer. Stephen C. Daffron, co-founder of Motive Partners, became our President. Additionally, William P. Foley II serves as our Chairman of the board of directors, while continuing his role as Chairman of the board of directors of Cannae and Black Knight's Chairman. Further, Richard N. Massey, a member of our board of directors, serves as Chief Executive Officer and a director of Cannae. Certain other key employees have dual responsibilities among the Investor Consortium.

        On February 8, 2019, we entered into a services agreement with MVB Management, LLC ("MVB"), an entity affiliated with William P. Foley II and Chinh E. Chu, and THL Managers VIII, LLC ("THL Managers"), pursuant to which MVB and THL Managers provided services in connection with the Take-Private Transaction. We paid a total transaction fee in cash of $29.1 million to MVB under the agreement upon the close of the Take-Private Transaction. Under the services agreement, we must reimburse the reasonable and documented out-of-pocket expenses incurred by MVB and THL Managers in performing the ongoing services. We have made no payments pursuant to the reimbursement provision during the period from January 1 to December 31, 2019. The reimbursement provision will terminate following this offering.

        Pursuant to the equity commitment fee letter entered into on February 8, 2019 with THL Managers and Cannae, each committed to provide certain funding to Star Parent, L.P. in connection with the Take-Private Transaction for which THL Managers and Cannae received a fee of $7.5 million and $12.0 million, respectively. These fees reduced the proceeds from capital contribution to us.

        Pursuant to the Star Parent L.P. Agreement, an entity jointly controlled by affiliates of CC Capital and Bilcar (the "Originating Sponsors"), was granted 6,817.7428 Class B profits interests units of Star Parent, L.P., which were valued at $17.3 million. Pursuant to the Star Parent L.P. Agreement, the Originating Sponsors also received 15,867.8087 Class C-1 profits interests units of Star Parent, L.P. upon the close of the Take-Private Transaction. The units were valued at approximately $37.9 million.

        Upon the close of the Take-Private Transaction, Motive Partners received $0.6 million related to due diligence consulting services, pursuant to a services agreement between Star Parent, L.P. and Motive Partners.

Other Transactions

        During the Successor period from January 1, 2019 to December 31, 2019, Motive Partners was retained to provide certain technology consulting services. Total cost incurred during the Successor period from January 1, 2019 to December 31, 2019 for such services was approximately $1.0 million. During the Successor period from January 1, 2019 to December 31, 2019, we entered into a five-year lease agreement with Motive Partners related to the office space for our London sales office starting August 1, 2019. Total payments over the five-year lease term aggregate to approximately $1.0 million. In December 2019, we entered into a one-year lease agreement with Motive Partners for operations in New York starting January 1, 2020. Total payments over the one-year lease term aggregate to approximately $0.2 million.

        During the Successor period from January 1, 2019 to December 31, 2019, we paid approximately $0.1 million to Rock Creek Cattle Company, an entity affiliated with Mr. Foley, in connection with our annual corporate membership and related dues.

Registration Rights Agreement

        In connection with this offering, we expect to enter into a registration rights agreement with our Investor Consortium (the "Registration Rights Agreement"). This agreement will provide these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our common stock that they hold or hold indirectly through Star Parent, L.P. The agreement will also provide that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

        See "Executive and Director Compensation" for a description of certain arrangements with our executive officers and directors.

Review, Approval or Ratification of Transactions with Related Persons

        Our code of conduct states that a "conflict of interest" occurs when an individual's private interests interfere in any way, or appear from the perspective of a reasonable person to interfere in any way, with our interests as a whole, and provides further that a conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her responsibilities objectively and effectively. We believe that a conflict exists whenever an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of our business and that conflicts of interest may arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position.

        Our code of conduct provides that directors and employees must avoid conflicts or the appearance of conflicts, and that employees should avoid any outside financial interests that might conflict with our interests. Such outside interests could include, among other things:

  •
  personal or family financial interests in, or indebtedness to, enterprises that have business relations with us, such as relatives who are employed by or own an interest in consultants or suppliers;

  •
  acquiring any interest in outside entities, properties, etc., in which we have an interest or potential interest;

  •
  conduct of any business not on our behalf with any consultant, contractor, supplier, or distributor doing business with us or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons; and

  •
  serving on the board of directors of an outside entity whose business competes with our business.

        Under our code of conduct, employees are required to report any material transaction or relationship that could result in a conflict of interest to our compliance officer.

        Our audit committee will be responsible for the review, approval, or ratification of any potential conflict of interest transaction involving any of our directors or executive officers, director nominees, any person known by us to be the beneficial owner of more than five percent of any class of our voting securities, or any family member of or related party to such persons, including any transaction required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC.

        In reviewing any such proposed transaction, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest and the actual or apparent conflict of interest of the related person.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Senior Secured Credit Facilities

        In connection with the Take-Private Transaction, on February 8, 2019, we entered into the Credit Agreement, as amended by Amendment No. 1 (the "Amended Credit Agreement"), dated as of February 10, 2020, pursuant to which the lenders party thereto agreed to provide New Senior Credit Facilities arranged by Bank of America. The New Senior Credit Facilities consist of (i) the New Term Loan Facility in the aggregate principal amount of $2,530.0 million, (ii) a $400.0 million New Revolving Facility and (iii) the New Repatriation Bridge Facility in the aggregate principal amount of up to $200.0 million of which we drew down $63.0 million. Bank of America is the administrative agent under the Senior Credit Facilities.

Interest Rate and Fees

        Borrowings under the New Senior Secured Credit Facilities bear interest, at the Borrower's option, at a rate per annum equal to an applicable margin over either:

  (a)
  a base rate determined by reference to the highest of (i) the administrative agent's prime lending rate, (ii) the federal funds effective rate plus 1/2 of 1% and (iii) the LIBOR rate for a one month interest period plus 1.00%; or

  (b)
  a LIBOR rate determined by reference to the LIBOR rate published on the applicable Bloomberg screen page for the interest period relevant to such borrowing, in each case, subject to interest floors.

        The applicable margin for loans under the New Revolving Facility is determined in accordance with the table set forth below:

Pricing Level	Senior Secured Leverage Ratio	Eurocurrency Rate/L/C Fee	Base Rate	Commitment Fee
1	≤ 3.20:1.00	3.00%	2.00%	0.250%
2	> 3.20:1.00 and ≤ 3.70:1.00	3.25%	2.25%	0.375%
3	> 3.70:1.00	3.50%	2.50%	0.50%

provided that, on and after the consummation of this offering, the percentages per annum set forth above shall be reduced by 0.25%.

        On and after the effective date of the Amended Credit Agreement, the applicable margin to LIBOR for loans under the New Term Loan Facility, were reduced to 400 basis points.

        We are also required to pay an annual administration fee to the administrative agent under the Senior Credit Facilities.

Prepayments

        The New Senior Secured Credit Facilities contain customary mandatory prepayments, including with respect to excess cash flow, asset sale proceeds and proceeds from certain incurrences of indebtedness.

        We may voluntarily repay outstanding loans under our New Senior Secured Credit Facilities at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Final Maturity and Amortization

        The New Term Loan Facility will mature on February 8, 2026. We are required to make annual amortization payments in respect of the New Term Loan Facility in an amount equal to 1.00% of the original principal amount. The New Revolving Facility will mature on February 8, 2024 and does not require amortization payments. The New Repatriation Bridge Facility matured on February 7, 2020 and did not require amortization payments.

Guarantee and Security

        All of our obligations under our New Senior Secured Credit Facilities and certain hedge agreements and cash management arrangements provided by any lender party to our New Senior Secured Credit Facilities or any of its affiliates and certain other persons are unconditionally guaranteed by a parent company of Dun & Bradstreet, us (with respect to hedge agreements and cash management arrangements not entered into by us) and certain of our existing and subsequently acquired or organized direct or indirect material wholly-owned U.S. restricted subsidiaries, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

        Our obligations under the New Senior Secured Credit Facilities are secured by (i) a perfected first-priority pledge of all the equity interests of us and each direct wholly-owned material restricted subsidiary and of each subsidiary guarantor (limited to 65% of the voting interests and 100% of the non-voting interests of certain subsidiaries) and (ii) perfected first-priority security interests in substantially all tangible and intangible personal property and material fee owned real property of us and the subsidiary guarantors (subject to certain other exclusions).

Certain Covenants, Representations and Warranties

        The New Senior Secured Credit Facilities contain financial covenants and certain business covenants, that, among other things, will restrict, subject to certain exceptions, our ability and the ability of the restricted subsidiaries to:

  •
  incur additional indebtedness and guarantee indebtedness;

  •
  create or incur liens;

  •
  engage in mergers or consolidations;

  •
  sell, transfer or otherwise dispose of assets;

  •
  pay dividends and distributions or repurchase capital stock;

  •
  prepay, redeem or repurchase certain indebtedness;

  •
  make investments, loans and advances;

  •
  enter into agreements which limit our ability and the ability of our restricted subsidiaries to incur restrictions on their ability to make distributions; and

  •
  enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders.

        Our New Senior Secured Credit Facilities contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75:1.00, which is applicable solely to the New Revolving Facility. The financial covenant will be tested on the last day of any fiscal quarter (commencing with the first full fiscal quarter after the closing date of the merger) only if the aggregate principal amount of borrowings under the New Revolving Facility (including swingline loans) exceeds 35% of the total amount of commitments under the New Revolving Facility on such day.

        Our New Senior Secured Credit Facilities also limits a parent company of Dun & Bradstreet's activities to being a passive holding company and also contains certain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the New Senior Secured Credit Facilities are entitled to take various actions, including the acceleration of amounts due under the New Senior Secured Credit Facilities and all actions permitted to be taken by secured creditors.

        As of December 31, 2019, we were in compliance with the New Senior Secured Credit Facilities.

New Senior Secured Notes

        On February 8, 2019, we issued $700.0 million aggregate principal amount of the New Senior Secured Notes. The New Senior Secured Notes have a maturity date of August 15, 2026, pay interest semi-annually in cash in arrears on February 15 and August 15 of each year and are guaranteed on a senior secured basis by each current and future domestic restricted subsidiary that is an obligor under our New Senior Secured Credit Facilities.

        The New Senior Secured Notes may be redeemed at our option, in whole or in part, on specified redemption dates and at the redemption prices specified in the indenture governing the New Senior Secured Notes. We may be required to make an offer to purchase the New Senior Secured Notes upon the sale of certain assets and upon a change of control. As of December 31, 2019, the aggregate principal amount of the outstanding New Senior Secured Notes was $700.0 million.

New Senior Unsecured Notes

        On February 8, 2019, we issued $750.0 million aggregate principal amount of the New Senior Unsecured Notes. The New Senior Unsecured Notes have a maturity date of February 15, 2027, pay interest semi-annually in cash in arrears on February 15 and August 15 of each year and are guaranteed by each current and future domestic restricted subsidiary that is an obligor under our New Senior Secured Credit Facilities. The related guarantees are not secured by any collateral.

        The New Senior Unsecured Notes may be redeemed at our option, in whole or in part, on specified redemption dates and at the redemption prices specified in the indenture governing the New Senior Unsecured Notes. We may be required to make an offer to purchase the New Senior Unsecured Notes upon the sale of certain assets and upon a change of control. As of December 31, 2019, the aggregate principal amount of the outstanding New Senior Unsecured Notes was $750.0 million.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

        Following this offering, our authorized capital stock shall consist of            shares of common stock, par value $0.01 per share and             shares of preferred stock, par value $            per share. Following the consummation of this offering,             shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

        Holders of our common stock are entitled to the rights set forth below.

Voting Rights

        Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend Rights

        Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

        Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable.

Registration Rights Agreement

        Concurrent with the closing of this offering, we expect to enter into a registration rights agreement with our Investor Consortium. This agreement will provide these holders, and their permitted transferees, "demand" registrations, which will require us to register shares of our common stock under the Securities Act, held by our Investor Consortium and, if requested, to maintain a shelf registration statement effective with respect to such shares. Each of the members of our Investor Consortium that is a party to the Registration Rights Agreement will also be entitled to customary "piggyback" registration rights and entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The Registration Rights Agreement will also provide that we will pay certain expenses relating to such registrations and indemnify our Investor Consortium against certain liabilities which may arise under the Securities Act.

Anti-takeover Provisions

        Upon the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and to fix the number of shares constituting any such series, without further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our board of directors has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Classified Board of Directors and Related Provisions

        Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our amended and restated certificate of incorporation will also provide that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time but only for cause and only by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class. In addition, our amended and restated certificate of incorporation will provide that any vacancy on the board of directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of our amended and restated certificate of incorporation authorizing our board of directors to fill vacancies on the board of directors, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation will provide that, at any time when the Investor Consortium beneficially owns, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Company at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by stockholders holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. At any time the Investor Consortium beneficially owns, in the aggregate, less than 50% of the voting power of our stock entitled to vote generally in the election of directors, our amended and restated certificate of incorporation provides that, so long as our board of directors is classified, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Special Meetings of Stockholders and Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our board of directors or upon the request of the Chairman and the Chief Executive Officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

        Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Amended and Restated Bylaws and Amended and Restated Certificate of Incorporation

        Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, subject to the affirmative vote of the holders of any series of preferred stock required by law, the provisions (i) of our amended and restated bylaws may be adopted, amended or repealed if approved by a majority of the board of directors then in office or approved by holders of common stock, and (ii) of our amended and restated certificate of incorporation may be adopted, amended or repealed as provided by the DGCL.

Section 203 of the DGCL

        Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as the board of directors' approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL and will provide that each member of the Investor Consortium, and any of their respective affiliates or successors, their transferees, and any group as to which such persons are party do not constitute interested stockholders for purposes of these provisions for so long as they collectively own, directly or indirectly, 10% or more of the voting power of our then outstanding shares of voting stock. Although we have elected to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Corporate Opportunities

        To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between us and any member of the Investor Consortium, our amended and restated certificate of incorporation will contain provisions regulating and defining, to the fullest extent permitted by law, the conduct of our affairs as they may involve any member of the Investor Consortium and the officers and directors of any member of the Investor Consortium.

        Our amended and restated certificate of incorporation will provide that, subject to any written agreement to the contrary, no member of the Investor Consortium will have a duty to refrain from engaging in the same or similar activities or lines of business that we engage in, and, except as set forth in our amended and restated certificate of incorporation, no member of the Investor Consortium and no such member's officers and directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of any member of the Investor Consortium.

        Our amended and restated certificate of incorporation will also provide that we may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with any member of the Investor Consortium. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by us, any of our subsidiaries, or any member of the Investor Consortium shall be considered contrary to any fiduciary duty to us or our stockholders of any director or officer of ours who is also a director, officer or employee of any member of the Investor Consortium. With limited exceptions, to the fullest extent permitted by law, no director or officer of ours who is also a director, officer or employee of any member of the Investor Consortium shall have or be under any fiduciary duty to us or our stockholders to refrain from acting on behalf of us or any of our subsidiaries or on behalf of any member of the Investor Consortium in respect of any such agreement or performing any such agreement in accordance with its terms.

        Our amended and restated certificate of incorporation will further provide that if one of our directors or officers who is also a director or officer of any member of the Investor Consortium acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any member of the Investor Consortium or us, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

  •
  a corporate opportunity offered to any person who is an officer of ours and who is also a director but not an officer of any member of the Investor Consortium, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person's capacity as one of our officers, in which case it will not belong to us;

  •
  a corporate opportunity offered to any person who is a director but not an officer of ours, and who is also a director or officer of any member of the Investor Consortium, will belong to us only if that opportunity is expressly offered to that person in that person's capacity as one of our directors; and

  •
  a corporate opportunity offered to any person who is an officer of any member of the Investor Consortium or us will belong to us only if that opportunity is expressly offered to that person in that person's capacity as one of our officers.

        Notwithstanding these provisions, our amended and restated certificate of incorporation will not prohibit us from pursuing any corporate opportunity of which we become aware.

        These provisions that will be in our amended and restated certificate of incorporation will no longer be effective on the date that none of our directors or officers are also directors or officers of any member of the Investor Consortium.

        If our amended and restated certificate of incorporation does not include provisions setting forth the circumstances under which opportunities will belong to us and regulating the conduct of our directors and officers in situations where their duties to us and any member of the Investor Consortium, the actions of our directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the DGCL, we do not believe the corporate opportunity guidelines will be set forth in our amended and restated certificate of incorporation conflict with Delaware law. If, however, a conflict were to arise between the provisions of our amended and restated certificate of incorporation and Delaware law, Delaware law would control.

Listing

        We intend to apply to have our common stock listed on the NYSE or NASDAQ under the symbol "DNB."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                    .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

        Upon consummation of this offering, we will have            shares of our common stock outstanding (or            shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,             shares will be deemed "restricted securities" under the Securities Act.

Lock-Up Arrangements and Registration Rights

        In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for a period of up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

        In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

        Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  one percent of the total number of shares of our common stock outstanding; or

  •
  the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

        Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

        Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act to register            shares of our common stock to be issued or reserved for issuance under our 2020 Omnibus Incentive Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to applicable vesting restrictions, the lock-up restrictions described above and other limitations that may apply under applicable law or policy.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Internal Revenue Code of 1986, as amended (the "Code") and existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders who hold shares of our common stock as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to a non-U.S. holder in light of a non-U.S. holder's particular circumstances, nor does it discuss special tax provisions, which may apply to a non-U.S. holder if a non-U.S. holder is subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, tax-qualified retirement plans, "qualified foreign pension funds" (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners therein), foreign branches, "controlled foreign corporations," "passive foreign investment companies," former U.S. citizens or long-term residents, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment and persons that hold our preferred stock. In addition, this summary does not address the alternative minimum tax, any state, local or non-U.S. taxes or any other U.S. federal tax laws, such as estate and gift tax laws.

        Non-U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock, as well as the application of any other U.S. federal, state, local, non-U.S. tax laws and income tax treaties. As used in this section, a "non-U.S. holder" is a beneficial owner of our common stock (other than a partnership or any other entity treated as a pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

        If you are an individual, you are a resident alien if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the relevant calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the relevant calendar year, subject to certain exceptions. For these purposes, all the days present in the United States in the relevant year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

        If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership, partner in such a partnership or owner of another pass-through entity holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

        INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND ANY APPLICABLE INCOME TAX TREATIES.

Distributions on Common Stock

        Although we do not currently anticipate doing so in the foreseeable future (as discussed in the section titled "—Dividend Policy"), if we pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is first applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See "—Dispositions of Common Stock."

        Subject to the discussion below regarding effectively connected income, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate of the gross amount of the dividend. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty. A non-U.S. holder is urged to consult its own tax advisor regarding its entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form or documentation), as applicable, to us or our paying agent. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent. Even if our current and accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally exempt from the U.S. federal withholding tax described above. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to a non-U.S. holder being subject to taxation at the regular graduated rates on effectively connected dividends as described above, such effectively connected dividends, as adjusted for certain items, received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        The foregoing discussion is subject to the discussions below under "—Backup Withholding and Information Reporting" and "—Other Withholding Taxes."

Dispositions of Common Stock

        Subject to the discussions below on backup withholding and other withholding tax requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States) (in which case the special rules described below apply);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to U.S. federal income tax at a rate of 30%, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses of the non-U.S. holder, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

  •
  we are, or become, a "United States real property holding corporation" (a "USRPHC"), for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder's holding period for our common stock.

        Generally, a corporation is a USRPHC if the fair market value of its "United States real property interests" equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to dispositions of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder's holding period for our common stock, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC and do not anticipate being a USRPHC in the future. Non-U.S. holders are urged to consult their own tax advisor about the consequences that could result if we are, or become, a USRPHC.

        If any gain from the sale, exchange or other taxable disposition of our common stock, is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States), then the gain generally will be subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would also be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

        Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides or is established under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder's circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules may be refunded by the IRS or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

        Provisions commonly referred to as "FATCA" impose a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends (including our dividends) paid to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed by FATCA may also apply to gross proceeds from the sale or other disposition of U.S. corporate stock (including our stock); although, under proposed U.S. Treasury regulations, no withholding would apply to such gross proceeds. The preamble to the proposed U.S. Treasury regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed U.S. Treasury regulations pending finalization. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail a significant administrative burden). Non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND INCOME TAX TREATIES.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        The underwriters have an option to buy up to an additional                shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                additional shares.

Paid by us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date up to 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An application has been made to list the common stock on the NYSE or NASDAQ under the symbol "DNB."

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                , in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain expenses in an amount up to $            .

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together, "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area, each, a Member State, no offer of the shares may be made to the public in that Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a qualified investor as defined in the Prospectus Regulation.

        In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as defined in the Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale. For the purposes of this provision, the expression "offer of shares to the public" in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of this offering and the shares to be offered so as to enable an investor to decide to purchase the shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors (as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario)), and are permitted clients (as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations). Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

        The shares have not been will not be offered or sold in Hong Kong by means of any document other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of which is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or 276(4)(i)(B) of the SFA;

  •
  where no consideration is or will be given for the transfer;

  •
  where the transfer is by operation of law;

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  as specified in Section 276(7) of the SFA; or

  •
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, neither the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document, nor any other offering or marketing material relating to this offering, the Company or the shares, have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

 LEGAL MATTERS

        Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Dun & Bradstreet Holdings, Inc. as of December 31, 2019 (Successor) and for the period from January 1, 2019 to December 31, 2019 (Successor period) and of The Dun & Bradstreet Corporation (Predecessor) for the period from January 1, 2019 to February 7, 2019 (Predecessor period), have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the acquisition of the Predecessor in a business combination accounted for using the acquisition method and the consolidated financial information after the acquisition being presented on a different cost basis than that for the periods before the acquisition and, therefore, not being comparable.

        The financial statements as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On August 12, 2019, the audit committee of the board of directors dismissed PricewaterhouseCoopers LLP ("PwC"), effective as of August 13, 2019, and retained KPMG LLP ("KPMG") as our independent registered public accounting firm on September 5, 2019.

        PwC's reports on the Company's two most recent fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        We had no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused PwC to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through August 13, 2019. During the two most recent fiscal years preceding PwC's dismissal, and the subsequent interim period through August 13, 2019, there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        We have provided PwC with a copy of the foregoing disclosure and have requested that PwC furnish us with a letter addressed to the SEC stating whether PwC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from PwC, dated                , 2020, is filed as an exhibit to the registration statement of which this prospectus is a part.

        During the two years ended December 31, 2018 and December 31, 2017, and the subsequent interim period through August 13, 2019, neither we, nor anyone acting on our behalf, consulted with KPMG on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our audited financial statements, and neither a written report nor oral advice was provided to us by KPMG that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or any other matter that was the subject of a disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of

Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. The SEC also maintains a website that contains reports and other information regarding issuers, like us, that file with the SEC. The address of that website is www.sec.gov.

        Following this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.dnb.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

        We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDEX TO FINANCIAL STATEMENTS

Page
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF DUN & BRADSTREET HOLDINGS, INC.
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3

Consolidated Statements of Operations and Comprehensive (Loss) Income for the period from January 1 to December 31, 2019 (Successor), the period from January 1 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor)

F-4
Consolidated Balance Sheets as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor)	F-5

Consolidated Statements of Cash Flows for the period from January 1 to December 31, 2019 (Successor), the period from January 1 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor)

F-6

Consolidated Statements of Stockholder Equity (Deficit) for the period from January 1 to December 31, 2019 (Successor), the period from January 1 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor)

F-7
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Dun & Bradstreet Holdings, Inc.:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheet of Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, stockholder equity (deficit), and cash flows of the Company for the period from January 1, 2019 to December 31, 2019 (Successor period) and of The Dun & Bradstreet Corporation and subsidiaries (Predecessor) for the period from January 1, 2019 to February 7, 2019 (Predecessor period), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, the results of its operations and its cash flows for the Successor period, and the results of the Predecessor's operations and the Predecessor's cash flows for the Predecessor period, in conformity with U.S. generally accepted accounting principles.

New Basis of Accounting

        As discussed in Note 1 to the consolidated financial statements, effective February 8, 2019, the Predecessor was acquired in a business combination accounted for using the acquisition method. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company and the Predecessor in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Short Hills, New Jersey
March 25, 2020

Report of Independent Registered Public Accounting Firm

        To the Board of Directors and Shareholders of The Dun & Bradstreet Corporation

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheet of The Dun & Bradstreet Corporation and its subsidiaries (the "Company" or "Predecessor") as of December 31, 2018, and the related consolidated statements of operations and comprehensive (loss) income, of stockholder equity (deficit) and of cash flows, for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

        As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2018.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 1, 2019, except for the change in composition of reportable segments and the change in classification of revenues by customer solution set discussed in Note 1 and Note 16 to the consolidated financial statements, as to which the date is March 16, 2020.

We served as the Company's auditor from 1953 to 2019.

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Amounts in millions, except share data and per share data)

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Revenue	$1,413.9	$178.7	$1,716.4	$1,742.5

Operating expenses	448.5	56.7	563.4	573.3
Selling and administrative expenses	651.2	122.4	610.0	672.4
Depreciation and amortization	482.4	11.1	88.7	79.7
Restructuring charge	51.8	0.1	25.4	32.1

Total operating costs	1,633.9	190.3	1,287.5	1,357.5

Operating (loss) income	(220.0)	(11.6)	428.9	385.0

Interest income	2.4	0.3	1.9	1.6
Interest expense	(303.5)	(5.5)	(54.4)	(59.7)
Other income (expense)—net	(154.8)	(86.0)	(3.3)	(4.2)

Non-operating (expense) income—net	(455.9)	(91.2)	(55.8)	(62.3)

(Loss) income before provision for income taxes and equity in net income of affiliates	(675.9)	(102.8)	373.1	322.7
Less: (benefit) provision for income taxes	(118.2)	(27.5)	81.6	179.7
Equity in net income of affiliates	4.2	0.5	2.8	2.8

Net (loss) income from continuing operations	(553.5)	(74.8)	294.3	145.8

Less: net income attributable to the non-controlling interest	(6.5)	(0.8)	(6.2)	(4.1)
Less: dividends allocated to preferred stockholders	(114.0)	—	—	—

Net (Loss) income from continuing operations attributable to Dun & Bradstreet Holdings, Inc.(Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$288.1	$141.7

Loss from disposal of discontinued operations, no tax impact	—	—	—	(0.8)

Loss from discontinued operations, no tax impact	—	—	—	(0.8)

Net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$288.1	$140.9

Basic earnings (loss) per share of common stock:
Net income (loss) from continuing operations	$(674,000)	$(2.04)	$7.76	$3.84
Net income (loss) from discontinued operations	—	—	—	(0.02)

Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/ The Dun & Bradstreet Corporation (Predecessor)	$(674,000)	$(2.04)	$7.76	$3.82

Diluted earnings (loss) per share of common stock:
Net income (loss) from continuing operations	$(674,000)	$(2.04)	$7.72	$3.81
Net income (loss) from discontinued operations	—	—	—	(0.02)

Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/ The Dun & Bradstreet Corporation (Predecessor)	$(674,000)	$(2.04)	$7.72	$3.79

Weighted average number of shares outstanding-basic	See Note(6)	37.2	37.1	36.9
Weighted average number of shares outstanding-diluted	See Note(6)	37.2	37.3	37.2
Other comprehensive (loss) income, net of income taxes:
Net (loss) income from continuing operations	$(553.5)	$(74.8)	$294.3	$145.8
Net (loss) income from discontinued operations	—	—	—	(0.8)

Net (loss) income	$(553.5)	$(74.8)	$294.3	145.0
Foreign currency translation adjustments, net of tax(2)	(9.9)	5.9	(18.2)	48.9
Defined benefit pension plans:
Prior service costs, net of tax(3)	2.2	—	4.5	(0.4)
Net actuarial gain, net of tax(4)	(18.0)	65.4	(24.1)	35.6
Derivative financial instrument, net of tax(5)	(1.1)	(0.1)	(0.3)	—

Total other comprehensive (loss) income, net of tax	(26.8)	71.2	(38.1)	84.1

Comprehensive (loss) income, net of tax	(580.3)	(3.6)	256.2	229.1
Less: comprehensive loss (income) attributable to the non-controlling interest	(3.2)	(1.0)	(5.4)	(5.0)

Comprehensive (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor) / The Dun & Bradstreet Corporation (Predecessor)	$(583.5)	$(4.6)	$250.8	$224.1

(1)
See Note 1 "Basis of Presentation" for further discussion.

(2)
Tax (Benefit) Expense of $(1.8) million, less than $0.1 million and $(2.6) million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 and the twelve months ended December 31, 2018 (Predecessor), respectively.

(3)
Tax (Benefit) Expense of $0.9 million, $1.2 million and $(0.2) million for the period from January 1, 2019 to December 31, 2019 (Successor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively.

(4)
Tax (Benefit) Expense of $(6.1) million, $22.2 million, $(6.7) million, and $15.3 million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively.

(5)
Tax (Benefit) Expense of $(0.4) million, $(0.1) million and $(0.1) million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 and the twelve months ended December 31, 2018 (Predecessor), respectively.

(6)
Basic and diluted weighted average shares for the period from January 1, 2019 to December 31, 2019 were 1,000.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Balance Sheets

(Amounts in millions, except share data and per share data)

	Successor	Predecessor
	December 31, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	$98.6	$90.2
Accounts receivable, net of allowance of $7.3 at December 31, 2019 (Successor) and $14.1 at December 31, 2018 (Predecessor) (Note 3)	269.3	270.8
Other receivables	10.0	8.7
Prepaid taxes	4.0	2.6
Other prepaids	31.4	35.6
Other current assets	4.6	3.4

Total current assets	417.9	411.3

Non-current assets
Property, plant and equipment, net of accumulated depreciation of $7.5 at December 31, 2019 (Successor) and $67.1 at December 31, 2018 (Predecessor) (Note 15)	29.4	31.2
Computer software, net of accumulated amortization of $52.9 at December 31, 2019 (Successor) and $378.8 at December 31, 2018 (Predecessor) (Note 15 and Note 16)	379.8	133.8
Goodwill (Note 15 and Note 16)	2,840.1	770.8
Deferred income tax	12.6	42.7
Other intangibles (Note 15 and Note 16)	5,251.4	284.1
Deferred costs (Note 3)	47.0	104.1
Other non-current assets	134.6	42.9

Total non-current assets	8,694.9	1,409.6

Total assets	$9,112.8	$1,820.9

Liabilities
Current liabilities
Accounts payable	$55.0	$36.3
Accrued payroll	137.1	81.1
Short-term pension and postretirement benefits	0.8	220.9
Accrued income tax	7.8	13.7
Short-term debt (Note 5)	81.9	17.0
Make-whole derivative liability (Note 20)	172.4	—
Other accrued and current liabilities (Note 15)	167.3	103.3
Deferred revenue (Note 3)	467.5	529.1

Total current liabilities	1,089.8	1,001.4

Long-term pension and postretirement benefits (Note 10)	206.6	283.9
Long-term debt (Note 5)	3,818.9	1,119.6
Liabilities for unrecognized tax benefits	16.8	5.4
Deferred income tax (Note 13 and Note 14)	1,233.5	4.6
Other non-current liabilities (Note 15)	137.7	95.9

Total liabilities	6,503.3	2,510.8

Commitments and contingencies (Note 18 and Note 17)
Series A Preferred Stock $0.001 par value per share, 1,050,000 shares authorized and issued at December 31, 2019; liquidation preference of $1,067.9 at December 31, 2019 (Note 20)	1,031.8	—
Equity
Stockholder equity (deficit)
Predecessor Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—500,000 shares; outstanding—none	—	—
Predecessor Preferred Stock, $0.01 par value per share, authorized—9,500,000 shares; outstanding—none	—	—
Predecessor Series Common Stock, $0.01 par value per share, authorized—10,000,000 shares; outstanding—none	—	—
Predecessor Common Stock, $0.01 par value per share, authorized—200,000,000 shares; issued—81,945,520 shares	—	0.8
Successor Common Stock, $0.01 par value per share, authorized—1,000 shares; issued—1,000 shares	—	—
Capital surplus	2,116.9	332.8
(Accumulated deficit) retained earnings	(573.5)	3,325.0
Predecessor Treasury Stock, at cost, 44,786,639 shares at December 31, 2018 (Predecessor)	—	(3,310.3)
Accumulated other comprehensive loss	(23.5)	(1,054.1)

Total stockholder equity (deficit)	1,519.9	(705.8)

Non-controlling interest	57.8	15.9

Total equity (deficit)	1,577.7	(689.9)

Total liabilities and equity (deficit)	$9,112.8	$1,820.9

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Cash Flows

(Amounts in millions)

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Cash Flows From Operating Activities:
Net (loss) income	$(553.5)	$(74.8)	$294.3	$145.0
Less:
Loss on disposal of business, no tax impact		—	—	(0.8)

Net (loss) income from continuing operations	$(553.5)	$(74.8)	$294.3	$145.8
Reconciliation of net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	482.4	11.1	88.7	79.7
Amortization of Unrecognized pension loss	—	3.8	40.9	37.9
Pension settlement charge	—	85.8	—	—
Pension settlement payments	(105.9)	(190.5)	—	—
(Gain) loss from sale of business	—	—	—	0.7
Impairment of assets	3.4	—	—	1.9
Income tax benefit from stock-based awards	—	10.3	4.9	6.9
Equity-based compensation expense	68.0	11.7	10.8	20.5
Restructuring charge	51.8	0.1	25.4	32.1
Restructuring payments	(39.1)	(2.1)	(33.8)	(25.7)
Change in fair value of make-whole derivative liability	172.4	—	—	—
Changes in deferred income taxes	(137.6)	(33.2)	46.2	31.9
Changes in accrued income taxes	(10.0)	(8.1)	(24.8)	49.8
Changes in operating assets and liabilities(1):
(Increase) decrease in accounts receivable	(15.2)	16.3	9.5	(34.2)
(Increase) decrease in other current assets	5.9	(1.2)	0.3	(1.5)
Increase (decrease) in deferred revenue	66.1	20.8	(15.1)	28.2
Increase (decrease) in accounts payable	(19.6)	37.8	(12.6)	(11.7)
Increase (decrease) in accrued liabilities	(10.2)	(39.7)	(41.8)	(30.0)
Increase (decrease) in other accrued and current liabilities	43.9	25.1	0.4	(1.1)
(Increase) decrease in other long-term assets	(38.3)	(96.0)	(13.5)	13.8
Net increase (decrease) in long-term liabilities	(57.0)	154.6	(55.8)	(60.5)
Non cash foreign exchange impacts	15.1	—	2.1	1.1
Net, other non-cash adjustments	14.4	2.8	(0.7)	0.9

Net cash (used in) provided by operating activities	(63.0)	(65.4)	325.4	286.5
Cash flows used in investing activities:
Proceeds from sales of businesses, net of cash divested and transaction costs	—	—	—	1.0
Payments for contingent liabilities for businesses divested	—	—	(0.3)	(2.8)
Payments for acquisitions of businesses, net of cash acquired	(6,078.0)	—	—	(150.0)
Proceeds from maturity and (payment) for debt security investment	0.5	—	0.5	0.5
Cash settlements of foreign currency contracts	(7.9)	—	(7.8)	6.5
Capital expenditures	(12.5)	(0.2)	(5.1)	(8.4)
Additions to computer software and other intangibles(2)	(56.4)	(5.1)	(53.1)	(53.7)
Net, other	(0.3)	—	0.5	0.3

Net cash used in investing activities	(6,154.6)	(5.3)	(65.3)	(206.6)
Cash flows from financing activities:
Net payments related to stock-based plans	—	—	(1.4)	(0.2)
Proceeds from common investors	2,148.4	—	—	—
Proceeds from preferred investors	1,028.4	—	—	—
Payment of dividends	(96.1)	—	(58.1)	(74.2)
Proceeds from borrowings on Predecessor's Credit Facility	—	167.0	1,095.1	1,329.1
Proceeds from borrowings on Predecessor's Term Loan Facilities	—	—	300.0	—
Proceeds from issuance of Successor's Senior Notes	1,450.0	—	—	—
Proceeds from borrowings on Successor's Credit Facility	228.3	—	—	—
Proceeds from borrowings on Successor's Term Loan Facility—net of issuance discount	2,479.4	—	—	—
Proceeds from borrowings on Successor's Bridge Loan	63.0	—	—	—
Retirement of Predecessor's Senior Notes	(625.1)	—	—	(450.0)
Payments of borrowings on Predecessor's Credit Facility	—	(70.0)	(1,578.2)	(797.8)
Payments of borrowings on Predecessor's Term Loan Facility	—	—	(360.0)	(22.5)
Payments of borrowings on Successor's Credit Facility	(228.3)	—	—	—
Payment of debt issuance costs	(122.6)	—	—	—
Debt extinguishment costs	—	—	(3.6)	—
Net, other	(3.6)	(0.1)	(3.5)	(3.2)

Net cash provided by (used in) financing activities	6,321.8	96.9	(609.7)	(18.8)

Effect of exchange rate changes on cash and cash equivalents	(5.6)	1.2	(2.6)	28.7

Increase (decrease) in cash and cash equivalents	98.6	27.4	(352.2)	89.8
Cash and cash equivalents, beginning of period	—	90.2	442.4	352.6

Cash and cash equivalents, end of period	$98.6	$117.6	$90.2	$442.4

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes, net of refunds	$29.3	$3.4	$55.1	$91.1
Interest	$232.4	$2.4	$53.8	$58.5

(1)
Net of the effect of acquisition and cumulative adjustments to the consolidated balance sheet as of January 1, 2018 due to the adoption of Topic 606.

(2)
During 2017 we acquired $1.6 million of computer software which was included in accounts payable and accrued liabilities on the consolidated balance sheet as of December 31, 2017, and was therefore excluded from the consolidated statement of cash flows for the twelve months ended December 31, 2017.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Stockholder Equity (Deficit)

(Amounts in millions, except per share data)

	Common Stock ($0.01 Par Value)	Capital Surplus	(Accumulated Deficit) Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Defined Benefit Postretirement Plans	Cash Flow Hedging Derivative	Total Stockholder Equity (Deficit)	Non- Controlling Interest	Total Equity (Deficit)
Predecessor:
Balance, January 1, 2017	$0.8	$317.6	$2,959.6	$(3,330.4)	$(266.2)	$(683.4)	$—	$(1,002.0)	$14.2	$(987.8)

Net income	—	—	140.9	—	—	—	—	140.9	4.1	145.0
Payment to non-controlling interest	—	—	—	—	—	—		—	(3.1)	(3.1)
Equity-based plans	—	14.4	—	10.9	—	—	—	25.3	—	25.3
Pension adjustments, net of tax expense of $15.1	—	—	—	—	—	35.2	—	35.2	—	35.2
Other pension related adjustment			150.5			(150.5)		—		—
Dividend declared	—	—	(74.7)	—	—	—	—	(74.7)	—	(74.7)
Change in cumulative translation adjustment	—	—	—	—	48.0	—	—	48.0	0.9	48.9
Balance, December 31, 2017	$0.8	$332.0	$3,176.3	$(3,319.5)	$(218.2)	$(798.7)	$—	$(827.3)	$16.1	$(811.2)

Net income	—	—	288.1	—	—	—	—	288.1	6.2	294.3
Payment to non-controlling interest	—	—	—	—	—	—		—	(5.5)	(5.5)
Equity-based plans	—	6.8	—	9.2	—	—	—	10.0	—	4.3
Pension adjustments, net of tax benefit of $5.5	—	—	—	—	—	(19.6)	—	19.6	—	19.6
Dividend declared	—	—	(58.3)	—	—	—	—	(58.3)	—	(58.3)
Cumulative adjustment for topic 606, net of tax benefit of $25.7	—	—	(81.1)	—	—	—	—	(81.1)	—	(81.1)
Change in cumulative translation adjustment, net of tax benefit of $2.6	—	—	—	—	17.3	—	—	(17.3)	(0.9)	(18.2)
Derivative financial instruments	—	—	—	—	—	—	(0.3)	(0.3)	—	(0.3)

Balance, December 31, 2018	$0.8	$332.8	$3,325.0	$(3,310.3)	$(235.5)	$(818.3)	$(0.3)	$(705.8)	$15.9	$(689.9)

For the Period from January 1, 2019 to February 7, 2019
Balance, December 31, 2018	$0.8	$332.8	$3,325.0	$(3,310.3)	$(235.5)	$(818.3)	$(0.3)	$(705.8)	$15.9	$(689.9)

Net (loss) income	—	—	(75.6)	—	—	—	—	(75.6)	0.8	(74.8)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Equity-based plans	—	11.7	—	—	—	—	—	11.7	—	11.7
Pension adjustments, net of tax expense of $22.2	—	—	—	—	—	65.4	—	65.4	—	65.4
Change in cumulative translation adjustment, net of tax expense of less than $0.1	—	—	—	—	5.7	—	—	5.7	0.2	5.9
Derivative financial instruments, net of tax benefit of $0.1	—	—	—	—	—	—	(0.1)	(0.1)	—	(0.1)

Balance, February 7, 2019	$0.8	$344.5	$3,249.4	$(3,310.3)	$(229.8)	$(752.9)	$(0.4)	$(698.7)	$16.8	$(681.9)

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.

Consolidated Statements of Stockholder Equity (Deficit) (Continued)

(Amounts in millions, except per share data)

	Common Stock ($0.01 Par Value)	Capital Surplus	(Accumulated Deficit) Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Defined Benefit Postretirement Plans	Cash Flow Hedging Derivative	Total Stockholder Equity (Deficit)	Non- Controlling Interest	Total Equity (Deficit)
Successor:
For the period from January 1 to December 31, 2019
Balance, January 1, 2019	$—	$—	$(13.5)	$—	$—	$—	$—	$(13.5)	$—	$(13.5)

Net (loss) income	—	—	(560.0)	—	—	—	—	(560.0)	6.5	(553.5)
Take-Private Transaction	—	2,048.4	—	—	—	—	—	2,048.4	60.3	2,108.7
Capital contribution	—	100.0	—	—	—	—	—	100.0	—	100.0
Equity-based compensation plans	—	68.0	—	—	—	—	—	68.0	—	68.0
Preferred dividend(2)	—	(96.1)	—	—	—	—	—	(96.1)	—	(96.1)
Accretion—Series A Preferred Stock		(3.4)						(3.4)		(3.4)
Pension adjustments, net of tax benefit of $5.4						(15.8)		(15.8)		(15.8)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(5.7)	(5.7)
Change in cumulative translation adjustment, net of tax benefit of $1.8	—	—	—	—	(6.6)	—	—	(6.6)	(3.3)	(9.9)
Derivative financial instruments, net of tax benefit of $0.4	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)

Balance, December 31, 2019	$—	$2,116.9	$(573.5)	$—	$(6.6)	$(15.8)	$(1.1)	$1,519.9	$57.8	$1,577.7

(1)
Cash dividends paid per share for the twelve-month period ended December 31, 2018 were $1.57 and $2.01 per common share.

(2)
Related to the preferred stock dividends declared by the Board of Directors of Dun & Bradstreet Holdings, Inc. on May 31, 2019, July 30, 2019 and December 16, 2019 associated with its cumulative Series A Preferred Stock. The dividend payments of $21.3 million, $10.7 million, $32.1 million and $32.0 million were made on June 19, 2019, June 28, 2019, September 27, 2019, and December 27, 2019 respectively. See further discussion in Note 20.

The accompanying notes are an integral part of the consolidated financial statements.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies

        Description of Business.    Dun & Bradstreet Holdings, Inc. through its operating company The Dun & Bradstreet Corporation ("Dun & Bradstreet" or "D&B") helps companies around the world improve their business performance. A global leader in business to business data and analytics, we glean insight from data to enable our clients to connect with the prospects, suppliers, clients and partners that matter most. Since 1841, companies of every size rely on Dun & Bradstreet to help them manage risk and reveal opportunity. We transform data into valuable business insights which are the foundation of our global solutions that clients rely on to make mission critical business decisions.

        Dun & Bradstreet provides solution sets that meet a diverse set of clients' needs globally. Clients use Finance & Risk solutions to mitigate credit, compliance and supplier risk, increase cash flow and drive increased profitability. Our Sales & Marketing solutions help clients better use data to grow sales, digitally engage with clients and prospects, improve marketing effectiveness and also offer data management capabilities that provide effective and cost efficient marketing solutions to increase revenue from new and existing clients.

        Basis of Presentation.    The accompanying financial statements of Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) and its subsidiaries ("we" or "us" or "our" or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; tax liabilities related to our undistributed foreign earnings associated with the 2017 Tax Cuts and Jobs Act ("2017 Act"); liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; impairment assessment for goodwill and other intangible assets; long-term asset recoverability and estimated useful life; stock-based compensation; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the changes in the consolidated financial statements in the period in which we determine any changes to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

        The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are recorded under the equity method of accounting. When events and circumstances warrant, equity investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other-than temporary. We elect to account for investments over which we do not have significant influence at cost adjusted for impairment or other changes resulting from observable market data. Market values associated with these investments are not readily available. Our cost investments were not material as of December 31, 2019 and 2018.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

  The Take-Private Transaction

        On August 8, 2018, a consortium of investors formed a Delaware limited partnership, Star Parent, L.P. ("Parent") and Star Merger Sub, Inc ("Merger Sub"), and subsequently formed subsidiaries including Dun & Bradstreet Holdings, Inc., Star Intermediate II, LLC and Star Intermediate III, LLC. Also on August 8, 2018, The Dun & Bradstreet Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. The transaction is referred to as the "Take-Private Transaction." Parent and its subsidiaries, including Dun & Bradstreet Holdings, Inc. are collectively controlled by Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae Holdings"), Black Knight, Inc. ("Black Knight") and CC Capital Partners LLC ("CC Capital"), collectively the "Investor Consortium".

        The diagram below depicts the legal entity structure after the consummation of the Take-Private Transaction:

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        The completion of the Take-Private Transaction resulted in the following:

  •
  Parent issued 206,787.3617 Class A units for $2,048.4 million, net of equity syndication fee of $19.5 million, which was contributed to Dun & Bradstreet Holdings, Inc. In addition, Parent issued 6,817.7428 units of Class B and 32,987.0078 units of Class C profits interest. See Note 6 for further discussion.

  •
  Dun & Bradstreet Holdings, Inc. issued 1,000 shares of common stock to Parent at $0.01 par value per share and 1,050,000 shares of Series A Preferred Stock for $1,028.4 million, net of issuance discount of $21.6 million.

  •
  Merger Sub entered into a credit agreement for new senior secured credit facilities (the "New Senior Secured Credit Facilities"). The New Senior Secured Credit Facilities provide for (i) a seven year senior secured term loan facility in an aggregate principal amount of $2,530.0 million (the "New Term Loan Facility"), (ii) a five year senior secured revolving credit facility in an aggregate principal amount of $400.0 million (the "New Revolving Facility") and (iii) a 364-day repatriation bridge facility in an aggregate amount of $63.0 million (the "New Repatriation Bridge Facility"). Also on February 8, 2019, Merger Sub issued $700.0 million in aggregate principal amount of 6.875% senior secured notes (the "New Senior Secured Notes") and $750.0 million in aggregate principal amount of Senior Unsecured Notes due 2027 (the "New Senior Unsecured Notes"). See Note 5 for further discussion.

  •
  The Company used the proceeds from the issuances of common and preferred shares and the debt financing to (i) finance and consummate the Take-Private Transaction and other transactions, including to fund nonqualified pension and deferred compensation plan obligations (ii) repay in full all outstanding indebtedness under Dun & Bradstreet's then-existing senior secured credit facilities, (iii) fund the redemption and discharge of all of Dun & Bradstreet's then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

  •
  Merger Sub merged with and into D&B with D&B continuing as the surviving corporation.

        As a result of the Take-Private Transaction on February 8, 2019, the merger was accounted for in accordance with ASC 805, "Business Combinations" ("ASC 805"), and Dun & Bradstreet Holdings, Inc. was determined to be the accounting acquiror. The accompanying consolidated financial statements and information are presented on a Successor and Predecessor basis. References to Predecessor refer to the results of operations, cash flows and financial position of The Dun & Bradstreet Corporation and its subsidiaries prior to the closing of the Take-Private Transaction. References to Successor refer to the consolidated results of operations and cash flows of Dun & Bradstreet Holdings, Inc. and its subsidiaries for the period from January 1, 2019 to December 31, 2019. During the period from January 1, 2019 to February 7, 2019, Dun & Bradstreet Holdings, Inc. had no significant operations and limited assets and had only incurred transaction related expenses prior to the Take-Private Transaction. The Successor period includes the consolidated results of operations, cash flows and financial position of Dun & Bradstreet and its subsidiaries on and after February 8, 2019. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the impacts of the Take-Private Transaction including the application of acquisition accounting in the Successor financial statements as of February 8, 2019, as further described in Note 13, of which the most

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

significant impacts are (i) the increased amortization expense for intangible assets, (ii) additional interest expense associated with debt financing arrangements entered into in connection with the Take-Private Transaction, (iii) higher non-recurring transaction costs and the pension settlement charge attributable to the Take-Private Transaction and (iv) a shorter Successor period for our International operations.

        Intercompany transactions and balances have been eliminated in consolidation.

        We have reclassified certain Predecessor presentation to conform to the Successor presentation. Since the Take-Private Transaction, management has made changes to transform our business. As a result, during the fourth quarter of 2019, we changed the composition of our reportable segments, the classification of revenue by solution set and our measure of segment profit (from operating income to adjusted EBITDA) in the information that we provide to our chief operating decision makers (CODMs) to better align with how they assess performance and allocate resources. Latin America Worldwide Network, which was previously included in the Americas reportable segment, is currently included in the International segment. Accordingly, prior period results have been recast to conform to the current presentation of segments, revenue by solution, and the measure of segment profit. These changes do not impact our consolidated results.

        We manage our business and report our financial results through the following two segments:

  •
  North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

  •
  International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom/Ireland ("U.K."), Greater China, India and indirectly through our Worldwide Network Partners.

        The consolidated financial statements reflect results of the subsidiaries outside of North America for the twelve-month period ended November 30 in order to facilitate the timely reporting of the consolidated financial results and consolidated financial position. For the period from January 1, 2019 to December 31, 2019 (Successor), the results of subsidiaries outside of North America are reflected for the period from February 8, 2019 to November 30, 2019. For the period from January 1 to February 7, 2019 (Predecessor), the results of subsidiaries outside of North America are reflected for the period from December 1, 2018 to January 7, 2019. For the twelve months ended December 31, 2018 and 2017 (Predecessor), the results of subsidiaries outside of North America are reflected for the periods from December 1, 2017 and 2016 to November 30, 2018 and 2017, respectively.

        As a result of the lag reporting in the International segment, we excluded the revenue and expenses for the period of January 8, 2019 to February 7, 2019 (the "International Lag Adjustment"), in connection with the Take-Private Transaction on February 8, 2019.

        Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Significant Accounting Policies

  Revenue Recognition

  Post Adoption of Topic 606

        On January 1, 2018, we adopted FASB ASU No. 2014-09 (Topic 606)—Revenue from Contracts with Customers ("ASU No. 2014-09" or "Topic 606"), which provides guidance for revenue recognition that superseded the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition ("Topic 605") and most industry specific guidance. Under ASU 2014-09, revenue is recognized when promised goods or services are transferred to clients in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We adopted ASU 2014-09 under the modified retrospective approach, applying the amendments to prospective reporting periods. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605.

        Revenue is recognized when promised goods or services are transferred to clients in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognized revenue when or as we satisfy a performance obligation.

        We generate revenue from licensing our data and providing related data services to our clients. Our data is integrated into our hosted or on-premise software applications. Data is also delivered directly into client third-party applications (or our on-premise applications) using our application programming interfaces ("API") or as computer files. Some of our data and reports can be purchased through our websites individually or in packages.

        Most of our revenue comes from clients we contract with directly. We also license data, trademarks and related technology and support services to our Worldwide Network partners for exclusive distribution of our products to clients in their territories. We also license our data to our alliance partners who use the data to enhance their own products or enable it to be seamlessly delivered to their customers.

        Revenue is net of any sales or indirect taxes collected from clients, which are subsequently remitted to government authorities.

Performance Obligations and Revenue Recognition

        All our clients license our data and/or software applications. The license term is generally a minimum of 12 months and non-cancelable. If the client can benefit from the license only in conjunction with a related service, the license is not distinct and is combined with the other services as a single performance obligation.

        We recognize revenue when (or as) we satisfy a performance obligation by transferring promised licenses and or services underlying the performance obligation to the client. Some of our performance

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

obligations are satisfied over time as the product is transferred to the client. Performance obligations which are not satisfied over time are satisfied at a point in time.

        Determining whether the products and services in a contract are distinct and identifying the performance obligations requires judgment. When we assess contracts with clients we determine if the data we promise to transfer to the client is individually distinct or is combined with other licenses or services which together form a distinct product or service and a performance obligation. We also consider if we promise to transfer a specific quantity of data or provide unlimited access to data.

        We determined that when clients can purchase a specified quantity of data based on their selection criteria and data layout, each data record is distinct and a performance obligation, satisfied on delivery. If we promise to update the initial data set at specified intervals, each update is a performance obligation, which we satisfy when the update data is delivered.

        When we provide clients continuous access to the latest data using our API-based and online products, the client can consume and benefit from this content daily as we provide access to the data. We determined that for this type of offering our overall promise is a service of daily access to data which represents a single performance obligation satisfied over time. We recognize revenue ratably for this type of performance obligation.

        Clients can purchase unlimited access to data in many of our products for the non-cancelable contract term. These contracts are priced based on their anticipated usage volume of the product and we have the right to increase the transaction price in the following contract year if usage in the current contract year exceeds certain prescribed limits. The limits are set at a level that the client is unlikely to exceed so in general, we fully constrain any variable consideration until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. For these contracts the performance obligation is satisfied over time as we provide continuous access to the data. We recognize revenue ratably over the contract term.

        For products sold under our annual and monthly discount plans the client receives a discount based on the amount they commit to spend annually, or the actual amount spent at the end of each monthly billing cycle. Each report or data packet purchased is a separate performance obligation which is satisfied when the report or data packet is delivered. The client can also purchase a monitoring service on the report or data packet which is a performance obligation satisfied over time because the client benefits from the service as we monitor the data and provide alerts when the data changes. We recognize revenue ratably over the monitoring period.

        In some contracts, including annual discount plans, the client commits to spend a fixed amount on the products. Breakage occurs if the client does not exercise all their purchasing rights under the contract. We recognize breakage at the end of the contract when the likelihood of the client exercising their remaining rights becomes remote.

        Many of our contracts provide the client an option to purchase additional products. If the option provides the client a discount which is incremental to discounts typically given for those products, the contract provides the client a material right that it would not receive without entering into the contract. An amount of the transaction price is allocated to the material right performance obligation and is recognized when the client exercises the option or when the option expires.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        We have long-term contracts with our Worldwide Network partners. These contracts are typically for an initial term of up to 10 years and automatically renew for further terms unless notice is given before the end of the initial or renewal term. We grant each Partner the exclusive right to sell our products in the countries that constitute their territory. We provide them access to data, use of our brand and technology and other services and support necessary for them to sell our products and services in their territory. We determined this arrangement is a series of distinct services and represents a single performance obligation satisfied over time. These contracts contain multiple streams of consideration, some of which are fixed and some are variable. These variable amounts are allocated to the specific service period during which the sales or usage occurred if the variable amount is commensurate with the benefit to the client of the additional service and is consistent with our customary pricing practices. Otherwise the variable amount is accounted for as a change in the transaction price for the contract. We recognize revenue ratably for this performance obligation.

        We license our data to our alliance partners. Most contracts specify the number of licensed records or data sets to be delivered. If the licenses are distinct, we satisfy them on delivery of the data. Contract consideration is often a sales or usage-based royalty, sometimes accompanied by a guaranteed minimum amount. Any fixed consideration is allocated to each performance obligation based on the standalone selling price of the data. We apply the variable consideration exception for license revenue in the form of royalties when the license is the sole or predominant item to which the royalty relates. Royalty revenue is recognized when the later of the following events have occurred: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all the royalty has been allocated has been satisfied (or partially satisfied).

Contracts with Multiple Performance Obligations

        Our contracts with clients often include promises to transfer multiple performance obligations. For these contracts we allocate the transaction price to each performance obligation in the contract on a relative standalone selling price basis. The standalone selling price is the price at which we would sell the promised service separately to a client. We use the observable price based on prices in contracts with similar clients in similar circumstances.

        We allocate variable consideration to a performance obligation or a distinct product if the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation or transfer the distinct product and the allocation is consistent with the allocation objective. If these conditions are not met or the transaction price changes for other reasons after contract inception, we allocate the change on the same basis as at contract inception.

Contract Combinations and Modifications

        Many of our clients have multiple contracts for various products. Contracts entered into at or near the same time with the same client are combined into a single contract when they are negotiated together with a single commercial objective or the contracts are related in other ways.

        Contract modifications are accounted for as a separate contract if additional products are distinct and the transaction price increases by an amount that reflects the standalone selling prices of the additional products. Otherwise, we generally account for the modifications as if they were the termination of the existing contracts and creation of new contracts if the remaining products are distinct from the products transferred before the modification. The new transaction price is the unrecognized revenue from the existing contracts plus the new consideration. This amount is allocated to the remaining performance obligations based on the relative standalone selling prices.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

  Pre-Adoption of Topic 606

        Prior to January 1, 2018, revenue was recognized based on Topic 605, when the following four conditions were met:

  •
  Persuasive evidence of an arrangement exists;

  •
  The contract fee is fixed or determinable;

  •
  Delivery or performance has occurred; and

  •
  Collectability is reasonably assured.

        If at the outset of an arrangement, we determined that collectability was not reasonably assured, revenue was deferred until the earlier of when collectability became probable or the receipt of payment. If there was uncertainty as to the client's acceptance of our deliverables, revenue was not recognized until the earlier of receipt of client acceptance or expiration of the acceptance period. If at the outset of an arrangement, we determined that the arrangement fee was not fixed or determinable, revenue was deferred until the arrangement fee became fixed or determinable, assuming all other revenue recognition criteria had been met.

        Our Finance & Risk solutions were generally sold under fixed price subscription contracts that allowed clients unlimited access to risk information. Revenue on this type of contract was recognized ratably over the term of the contract.

        Finance & Risk information was also sold using monthly or annual contracts that allowed clients to purchase our risk information up to the contract amount based on an agreed price list. Once the contract amount was fully used, additional risk information could be purchased at per-item prices, which in some cases were different than those in the original contract. Revenue on these contracts was recognized on a per-item basis as information was purchased and delivered to the client. If clients did not use the full amount of their contract and forfeited the unused portion, we recognized the forfeited amount as revenue at contract expiration.

        Where a data file of risk information is sold with periodic updates to that information, a portion of the revenue related to the updates was deferred as a liability on the balance sheet and recognized as the updates were delivered, usually on a quarterly or monthly basis over the term of the contract.

        Revenue related to solutions, such as monitoring, was recognized ratably over the period of performance.

        Sales & Marketing solutions that provide continuous access to our marketing information and business reference databases in some cases included access or hosting fees which were sold on a subscription basis. Revenue was recognized ratably over the term of the contract, which was typically one year.

        Where a data file of marketing information was sold, we recognized revenue upon delivery of the marketing data file to the client. If the contract provided for periodic updates to that marketing data file, the portion of the revenue related to updates was deferred as a liability on the balance sheet and recognized as the updates were delivered, usually on a quarterly or monthly basis over the term of the contract.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        Sales of software that were considered to be more than incidental were recognized in revenue when a noncancelable license agreement had been signed and the software had been shipped and installed, if required.

        Revenue from consulting and training services, which also included certain technology services as part of our Worldwide Network arrangements, was recognized as the services were performed.

  Multiple Element Arrangements

        We have certain solution offerings that were sold as multiple element arrangements. The deliverables included access to our business information database, information data files, periodic data refreshes, software and services. We evaluated each deliverable in an arrangement to determine whether it represented a separate unit of accounting. Most product and service deliverables qualified as separate units of accounting and were sold stand-alone or in various combinations across our markets. A deliverable constituted a separate unit of accounting when it had stand-alone value and there were no client-negotiated refunds or return rights for the delivered items. If the arrangement included a client-negotiated refund or return right relative to the delivered items, and the delivery and performance of the undelivered item was considered probable and substantially in our control, the delivered item constituted a separate unit of accounting.

        If the deliverable or a group of deliverables met the separation criteria, the total arrangement consideration was allocated to each unit of accounting based on its relative selling price. The amount of arrangement consideration that was allocated to a delivered unit of accounting was limited to the amount that was not contingent upon the delivery of another unit of accounting.

        We used a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of selling prices ("VSOE"); (ii) third-party evidence of selling price ("TPE"); and (iii) best estimated selling prices ("BESP") of each element. We determined the selling price for each deliverable using VSOE, if it existed, TPE if VSOE did not exist, or BESP if neither VSOE nor TPE existed. Revenue allocated to each element was then recognized when the basic revenue recognition criteria were met for each element.

        We determined VSOE of a deliverable by monitoring the price at which we sold the deliverable on a stand-alone basis to third parties or from the stated renewal rate for the elements contained in the initial arrangement. In certain instances, we were not able to establish VSOE for all deliverables in an arrangement with multiple elements. This was due to us infrequently selling each element separately, not pricing products or services within a reasonable range, or only having a limited sales history. Where we were unable to establish VSOE, we used the price at which we or a third party sold a similar product to similarly situated clients on a stand-alone basis. Generally, our offerings contained a level of differentiation such that comparable pricing of solutions with similar functionality or delivery could not be obtained. Furthermore, we were rarely able to reliably determine what competitors' selling prices for similar products were on a stand-alone basis. Therefore, we typically were not able to determine TPE of selling price.

        When we were unable to establish selling prices by using VSOE or TPE, we established the BESP in our allocation of arrangement consideration. The objective of BESP was to determine the price at which we would transact a sale if the solution were sold on a stand-alone basis. The determination of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

BESP was based on our review of available data points and consideration of factors such as but not limited to pricing practices, our growth strategy, geographies and customer segment and market conditions. The determination of BESP was made through consultation with and formal approval of our management, taking into consideration our go-to-market strategy.

        We regularly reviewed VSOE and had a review process for TPE and BESP and maintained internal controls over the establishment and updates of these estimates.

        Deferred revenue consisted of amounts billed in excess of revenue recognized on sales of our information solutions and generally related to deferral of subscription revenue and also included the amount of deferred revenue related to updates to data files. Deferred revenue was included in current liabilities in the balance sheet and was subsequently recognized as revenue within a year of the balance sheet date in accordance with our revenue recognition policies.

        We recorded revenue on a net basis for those sales where we acted as an agent in the transaction.

        Sales Cancellations.    In determining sales cancellation allowances, we analyzed historical trends, client-specific factors and current economic trends. Based on this information, we recorded an allowance as a reduction of revenue as appropriate.

        Restructuring Charges.    Restructuring charges have been recorded in accordance with Accounting Standards Codification ("ASC") 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

        Effective January 1, 2019, we adopted ASU No. 2016—02, "Leases (Topic 842)," and as a result, terminated contracts that meet the lease definition are no longer accounted for under ASC 420-10. Terminated lease obligations are accounted for in accordance with Topic 842. We have reclassified liabilities associated with terminated lease obligations to long-term and short-term lease liabilities (see Note 19 for further discussion). Certain termination costs and obligations that do not meet the lease criteria continue to be accounted for in accordance with ASC 420-10. Right of use assets are assessed for impairment in accordance to Topic 360.

        We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

        We account for one-time termination benefits, contract terminations and/or, prior to 2019, costs to terminate lease obligations less assumed sublease income in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and prior to 2019 lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

        The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructuring activities are assessments related to the most likely

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructuring activities, we have to make estimates related to the expenses associated with the restructuring activities. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

        Leases.    In accordance with ASC 842, at the inception of a contract, we assess whether the contract is, or contains, a lease. A contract contains a lease if it conveys to us the right to control the use of property, plant and equipment (an identified asset). We control the identified asset if we have a right to substantially all the economic benefits from use of the asset and the right to direct its use for a period of time.

        Most of our leases expire over the next ten years, with the majority expiring within three years. Leases may include options to early terminate the lease or renew at the end of the initial term. Generally, these lease terms do not affect the term of the lease because we are not reasonably certain that we will exercise our option.

        We primarily use the incremental borrowing rate to determine the present value of the lease payments because the implicit rate is generally not available to a lessee. We determine the incremental borrowing rate using an applicable reference rate (LIBOR or LIBOR equivalent or local currency swap rates) considering both currency and lease term, combined with our estimated borrowing spread for secured borrowings.

        We recognize operating lease expense on a straight-line basis over the term of the lease. Lease payments may be fixed or variable. Only lease payments that are fixed, in-substance fixed or depend on a rate or index are included in determining the lease liability. Variable lease payments include payments made to the lessor for taxes, insurance and maintenance of the leased asset and are recognized as operating expenses as incurred.

        We apply certain practical expedients allowed by Topic 842. Lease payments for leases with an initial term of 12 months or less are not included in right of use assets or operating lease liabilities. Instead they are recognized as short term lease operating expense on a straight-line basis over the term. We have also elected not to separate lease and non-lease components for our office leases. We separate the lease components from the non-lease components using the relative standalone selling prices of each component for all our other leased asset classes. We estimate the standalone selling prices using observable prices, and if they are not available, we estimate the price. Non-lease components include maintenance and other services provided in the contract related to the leased asset. Non-lease components are recognized in accordance with other applicable accounting policies. See Note 19.

        Prior to the adoption of ASC 842, we expensed the net fixed payments of operating leases on a straight-line basis over the lease term as required under the prior lease accounting standard ASC 840. Under the prior lease accounting standard, lease assets and liabilities were not required to be recognized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        Employee Benefit Plans.    We provide various defined benefit plans to our employees as well as health care benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in the consolidated financial statements. See Note 10.

        Legal Contingencies.    We are involved in legal proceedings, claims and litigation arising in the ordinary course of business for which we believe we have adequate reserves, and such reserves are not material to the consolidated financial statements. In addition, from time to time we may be involved in additional matters which could become material and for which we may also establish reserve amounts as discussed in Note 8. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded; instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

        Cash and Cash Equivalents.    We consider all investments purchased with an initial term from the date of purchase by the Company to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments.

        Accounts Receivable Trade and Contract Assets.    As of January 1, 2018, in connection with the adoption of Topic 606, we classify the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional. Receivables include amounts billed and currently due from clients.

        A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled amounts typically resulting from sale of long-term contracts when the revenue exceeds the amount billed to the client, and the right to payment is not subject to the passage of time. Amounts may not exceed their net realizable value.

        An allowance for contract assets, if needed, and uncollectible trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

        Property, Plant and Equipment.    Property, plant and equipment are stated at cost less accumulated depreciation, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Buildings are depreciated over a period of 40 years. Equipment, including furniture, is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor), the twelve months ended December 31, 2018 (Predecessor) and the twelve months ended December 31, 2017 (Predecessor) was $8.2 million, $1.1 million, $10.9 million and $12.2 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        Computer Software.    We develop various computer software applications for internal use including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to clients (client-facing systems).

        We expense costs as incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, we begin the application development stage which includes design, coding and testing. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs ceases when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred. Capitalized costs for internal-use software in the normal course of business are amortized over the estimated lives which range from three to eight years.

        We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

        Internal-use software is tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets).

        The computer software amortization expense for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor), the twelve months ended December 31, 2018 (Predecessor) and the twelve months ended December 31, 2017 (Predecessor) was $48.4 million, $6.8 million, $44.9 million and $34.6 million, respectively.

        Goodwill and Other Intangible Assets.    Goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired. Goodwill is not subject to regular periodic amortization. Instead, the carrying amount of goodwill is tested for impairment at least annually at December 31, and between annual tests if events or circumstances warrant such a test.

        We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. At December 31, 2019, our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and United Kingdom, Greater China, India and Worldwide Network partnerships within the International segment.

        In accordance with ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment, we record goodwill impairment charges if a reporting unit's carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating expense in the period that the impairment is identified.

        For the purpose of the goodwill impairment test, we first assess qualitative factors to determine whether it is more likely than not that the fair value of reporting unit is less than its carrying amount. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional quantitative evaluation is performed. Alternatively, we may elect to proceed directly to the quantitative goodwill impairment test.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        For qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact to the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, clients or competition.

        For quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on comparable company market multiples of current year Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (e.g. recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method ("DCF") to estimate the fair value of a reporting unit. The projected cash flows are based on management's most recent view of the long-term outlook for the reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

        For 2019, we performed the qualitative test for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired. We performed quantitative goodwill impairment tests during 2018 and 2017, which also resulted in no impairment.

        Indefinite-lived intangibles, other than goodwill, are also assessed annually for impairment at December 31, or, under certain circumstances which indicate there may be an impairment. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets. We perform both qualitative and quantitative impairment tests to compare the fair value of the indefinite-lived intangible asset with its carrying value. We perform a qualitative impairment test based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. We perform a quantitative impairment test primarily using an income approach based on projected cash flows.

        No impairment charges were recognized related to goodwill and indefinite-lived intangible assets for the period from January 1, 2019 to February 7, 2019 (Predecessor), period from January 1, 2019 to December 31, 2019 (Successor) and for the years ended December 31, 2018 and 2017 (Predecessor).

        Other intangibles, which primarily include client relationships, database and technology related assets resulting from the Take Private Transaction and acquisitions, are being amortized over one to 17 years based on their estimated useful life. The client relationship and database intangible assets are amortized using an accelerated method. Other intangible assets are amortized using a straight-line method. Intangible assets with definite lives are tested for recoverability along with other long-lived assets, whenever events or circumstances indicate the carrying value may not be recoverable. See "Impairment of Long-Lived Assets" below.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        Other intangibles amortization expense for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor) was $425.7 million, $3.2 million, $32.9 million and $32.9 million, respectively.

        Impairment of Long-Lived Assets.    Long-lived assets, including property, plant and equipment right of use assets, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is considered unrecoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach or quoted market price, whichever is applicable.

        Income Taxes and Tax Contingencies.    We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.

        In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

        We currently have recorded valuation allowances that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in a valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

        In connection with the enactment of the 2017 Act, we estimated the associated tax effects and recorded a provisional tax charge of $80.7 million in our consolidated financial statements at December 31, 2017 in accordance with ASC 740, "Income Taxes" and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 118 ("SAB No. 118"). In addition, we

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

adopted ASU No. 2018-02 at December 31, 2017. Accordingly, we elected to reclassify $150.5 million related to the income tax effect of the 2017 Act on our U.S. pension and retirement plans from Accumulated Other Comprehensive Income ("AOCI") to retained earnings. In accordance with our accounting policy, we release income tax effects from AOCI once the reason the tax effects were established cease to exist. During 2018 we continued to assess and finalized the tax impact of the 2017 Act as of December 31, 2018. We recorded an incremental charge of $14.2 million in our consolidated financial statements for the twelve months ended December 31, 2018, related to the tax liability on the undistributed earnings from non-U.S. subsidiaries. We have also made an accounting policy election to provide for tax expense related to the Global Intangible Low-Taxed Income ("GILTI") in the period when the tax is incurred. See Note 9.

        Foreign Currency Translation.    For all operations outside the United States where the local currency is the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using monthly average exchange rates. For those countries where the local currency is the functional currency, translation adjustments are accumulated in a separate component of stockholder equity. Foreign currency transaction gains and losses are recognized in earnings in the consolidated statement of operations and comprehensive income. We recorded foreign currency transaction losses of $15.8 million, $0.8 million, $2.2 million and $4.6 million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor), the twelve months ended December 31, 2018 (Predecessor) and the twelve months ended December 31, 2017 (Predecessor), respectively.

        Earnings Per Share ("EPS") of Common Stock.    Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effect of common shares potentially issuable in connection with awards outstanding under our stock incentive plans (i.e., restricted stock units, stock options and contingently issuable shares) for the period. Contingently issuable shares are shares whose issuance is contingent upon the satisfaction of certain conditions other than just service. Our performance-based restricted stock units were deemed to be contingently issuable shares. In the case of a net loss, the dilutive effect of the awards outstanding under our then-existing stock incentive plans are not included in the computation of the diluted loss per share as the effect of including these shares in the calculation would be anti-dilutive. The dilutive effect of awards outstanding under the stock incentive plans reflected in diluted earnings per share was calculated under the treasury stock method. The weighted average number of shares outstanding used in the computation of diluted earnings (loss) per share excludes the effect of outstanding common shares potentially issuable totaling 3,331 shares and 22,882 shares at December 31, 2018 and 2017, respectively. These potentially issuable common shares were not included in the calculation of diluted earnings (loss) per share because their effect would be anti-dilutive.

        We assessed if any of our share-based payment transactions were deemed participating securities prior to vesting and therefore need to be included in the earnings allocation when computing EPS under the two-class method. The two-class method requires earnings to be allocated between common stockholders and holders of participating securities. All outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered to be a separate class of common

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

stock and should be included in the calculation of basic and diluted EPS. Based on a review of our stock-based awards, we had determined that none of our stock-based awards are deemed participating securities.

        Stock-Based Compensation.    Stock-based compensation expense is recognized over the award's vesting period. The compensation expense of our current stock-based compensation programs is calculated by estimating the fair value of each profits interest unit on the date of grant. We determine the grant date fair value using the Black Scholes valuation model. Subsequent to the Take-Private Transaction, our stock was not publicly traded. We do not have a history of market prices for our common stock. Thus, estimating grant date fair value requires us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability. The fair value of the underlying shares was determined contemporaneously with the grants.

        For our 2019 grants, we determined stock price per unit equal to the closing price of our Class A equity unit price on February 8, 2019, also the closing date of the Take-Private Transaction. Approximately 94% of the units issued in 2019 were granted in February and March 2019 and almost all of the rest were granted by June 2019. As these grant dates were shortly after the Take-Private Transaction and there were no indications that the value of our Company changed, we believe the Take-Private Transaction date price approximates our fair value on each of the grant dates.

        For the expected time to liquidity assumption, management estimated, on the valuation date, the expected change of control or liquidity event was approximately three and half years. The estimate was based on available facts and circumstances on the valuation date, such as our performance and outlook, investors' strategy and need for liquidity, market conditions, and our financing needs, among other things.

        Since our stock is not traded publicly, to quantify the appropriate illiquidity or lack of marketability discount inherent in the profits interest units, the protective put method is used. The lack of marketability discount is estimated as the value (or cost) of an at-the-money put option with the same expected holding period as the profits interest units, divided by the stock value.

        For the expected volatility assumption, we utilized the observable data of a group of similar public companies ("peer group") to develop our volatility assumption. The expected volatility of our stock was determined based on the range of the measure of the implied volatility and the historical volatility for our peer group of companies, re-levered to reflect our capital structure and debt, for a period which is commensurate with the expected holding period of the units. Based on this analysis, our weighted average volatility rate was 43.9% for the 2019 grants.

        We recognize forfeitures and the corresponding reductions in expense as they occur.

        Our stock-based compensation programs are described more fully in Note 6.

        Financial Instruments.    From time to time we use financial instruments, including foreign exchange forward contracts, foreign exchange option contracts and interest rate derivatives, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

        We may use foreign exchange forward and foreign exchange option contracts to hedge certain non-functional currency denominated intercompany and third-party transactions. In addition, foreign exchange forward and foreign exchange option contracts may be used to hedge certain of our foreign net investments. From time to time, we may use interest rate swap contracts to hedge our long-term fixed-rate debt and/or our short-term variable-rate debt.

        We recognize all such financial instruments on the balance sheet at their fair values, as either assets or liabilities, with an offset to earnings or other comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. During 2018, we early adopted ASU No. 2017-12, "Derivatives and Hedging (Topic 815)." If a derivative instrument meets hedge accounting criteria as prescribed in the guidance, it is designated as one of the following on the date it is entered into:

        Cash Flow Hedge—A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For qualifying cash flow hedges, the changes in fair value of hedging instruments are reported as Other Comprehensive (Loss) Income ("OCI") and are reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

        Fair Value Hedge—A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. For qualifying fair value hedges, the change in fair value of the hedged item attributable to the hedged risk and the change in the fair value of the hedge instrument is recognized in earnings and presented in the same income statement line item.

        We formally document all relationships between hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period, and we have documented policies for managing our exposures. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 11.

        Fair Value Measurements.    We account for certain assets and liabilities at fair value, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. Upon the completion of an acquisition, we identify the acquired assets and liabilities, including intangible assets and estimate their fair values. We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (in either case an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III
Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often involves judgments about assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our assets and liabilities being valued. Fair value measurements also require us to project our future cash flows based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market and geographic sentiment. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale.

Note 2. Recent Accounting Pronouncements

        We consider the applicability and impact of all Accounting Standards Updates ("ASUs") and applicable authoritative guidance. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on our consolidated financial position, results of operations and/or cash flows.

Recently Adopted Accounting Pronouncements

        In June 2018, the FASB issued ASU No. 2018-07, "Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." The standard expands the scope of Topic 718 to include share-based transactions for acquiring goods and services from nonemployees. The adoption of this authoritative guidance in the first quareter of 2019 did not have a material impact on our consolidated financial statements.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 2. Recent Accounting Pronouncements (Continued)

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 and its related amendments (the new lease standard or Topic 842) requires lessees to recognize all operating leases as right of use assets and lease liabilities on their balance sheet. The lease liability is initially measured at the present value of unpaid lease payments payable over the lease term including renewal periods that the lessee is reasonably certain to renew. The right of use asset is initially equal to the lease liability adjusted for any lease payments paid at or before the lease commencement date or lease incentives received and deferred rent liability. The standard also requires additional disclosures about the amount, timing and uncertainty of cash flows from leases.

        On January 1, 2019, we adopted the new lease standard using the effective date transition method which allows us to report comparative periods in accordance with prior lease guidance. We have adopted the package of transition practical expedients which allows us to not reassess our existing lease classifications, initial direct costs, and whether or not an existing contract contains a lease. The lease liability for existing leases at the transition date was measured using the unpaid minimum rental payments.

        We recognized $91.9 million and $112.9 million of existing operating leases as right of use assets and lease liabilities, respectively, effective January 1, 2019. The adoption of the new lease standard did not have a material effect on our consolidated statement of operations and cash flows.

Recently Issued Accounting Pronouncements

        In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740)." The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We do not expect the adoption of this authoritative guidance to have a material impact on our consolidated financial statements.

        In August 2018, the FASB issued ASU No. 2018-15, "Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract: Disclosures for Implementation Costs Incurred for Internal-Use Software and Cloud Computing Arrangements—a consensus of the EITF." The standard aligns the accounting for costs incurred to implement a cloud computing arrangement that is a service arrangement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. Entities are permitted to apply either a retrospective or prospective transition approach to adopt the guidance. When prospective transition is chosen, entities must apply the transition requirements to any eligible costs incurred after adoption. The guidance may be early adopted in any annual or interim period for which financial statements have not yet been issued or made available for issuance. The standard is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. We will adopt this update as of January 1, 2020 and apply the amendments in this update prospectively to implementation costs incurred after the date of adoption. We do not expect the adoption of this update to have a material effect on our consolidated financial statements and related disclosures.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 2. Recent Accounting Pronouncements (Continued)

        In August 2018, the FASB issued ASU No. 2018-14, "Compensation-Retirement Benefits-Defined Benefit Plans-General (Topic 715-20): Changes to the Disclosure Requirements for Defined Benefit Plans." The standard amends ASC 715, "Compensation—Retirement Benefits," to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The amendments are to be applied retrospectively. The standard is effective for public business entities for fiscal years ending after December 15, 2020. Early adoption is permitted. The adoption of this authoritative guidance will not have a material impact on our consolidated financial statements.

        In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The standard changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking "expected loss" model that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. Entities will have to disclose significantly more information, including information they use to track credit quality by year of origination for most financing receivables. The standard is effective for public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance requires entities to apply the amendments through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach).

        In November 2019, the FASB issued ASU No. 2019-10, "Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)—Effective Dates." This ASU extends and simplifies how effective dates are staggered between larger public companies and all other entities. The mandatory effective date, for Credit Losses in this update, for public business entities that meet the definition of an SEC filer is fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

Note 3. Revenue

        The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2019 is as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Future revenue	$1,095.4	$435.2	$207.6	$86.2	$45.5	$226.9	$2,096.8

        The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 3. Revenue (Continued)

Contract Balances

	Successor	Predecessor

	At December 31, 2019	At December 31, 2018	At January 1, 2018
Accounts receivable, net	$269.3	$270.8	$277.9
Short-term contract assets	$1.0	$1.3	$3.3
Long-term contract assets	$2.8	$2.6	$2.2
Short-term deferred revenue	$467.5	$529.1	$539.2
Long-term deferred revenue	$7.8	$7.3	$6.2

        The decrease in deferred revenue of $61.1 million from December 31, 2018 (Predecessor) to December 31, 2019 (Successor) was primarily due to approximately $529 million of revenue recognized that was included in the deferred revenue balance at December 31, 2018 (Predecessor), and the purchase accounting fair value adjustment as a result of our Take-Private Transaction in February 2019, largely offset by cash payments received or due in advance of satisfying our performance obligations. The change in short-term and long-term contract assets was not significant.

        The decrease in deferred revenues of $9.0 million for the twelve months ended December 31, 2018 (Predecessor) was primarily due to approximately $473 million of revenue recognized that were included at January 1, 2018, largely offset by cash payments received or due in advance of satisfying our performance obligations. The change in short-term and long-term contract assets was not significant.

Assets Recognized for the Costs to Obtain a Contract

        In connection with the Take-Private Transaction in February 2019, we recorded an adjustment of $106.4 million as part of purchase accounting for the commission asset to reflect its fair value of zero as of February 8, 2019. Commission assets, net of accumulated amortization included in deferred costs, were $47.0 million and $104.1 million as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor), respectively.

        The amortization of commission assets is as follows:

Period	Amortization
Period from January 1 to December 31, 2019 (Successor)	$4.7
Period from January 1 to February 7, 2019 (Predecessor)	$3.2
Twelve months ended December 31, 2018 (Predecessor)	$26.9

Effect of the adoption of ASC 606

        On January 1, 2018, we adopted the new revenue standard and applied it to all contracts using the modified retrospective method. We recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 3. Revenue (Continued)

periods (Topic 605). The cumulative effect of the changes made to our consolidated balance sheet as of January 1, 2018 due to the adoption of the new revenue standard was as follows:

	Balance at December 31, 2017	Adjustment Increase (Decrease)	Balance at January 1, 2018
Assets
Accounts receivable(1)(3)	$596.8	$(318.9)	$277.9
Other current assets(2)	1.6	3.3	4.9
Deferred income tax(4)	57.1	25.8	82.9
Deferred costs(5)	—	74.4	74.4
Other non-current assets(2)	60.8	2.2	63.0
Liabilities
Accounts payable(3)	$37.4	$12.1	$49.5
Short-term deferred revenue(1)(6)(7)	684.4	(145.2)	539.2
Other non-current liabilities(1)	100.7	1.3	102.0
Equity
Retained earnings(4)(5)(6)(7)	$3,176.3	$(81.4)	$3,094.9

The adjustments relate to the following items:

(1)
Under the new standard, we recognize a receivable when the right to consideration is unconditional and due, which is generally when we invoice. The adjustment to receivables reverses amounts where the right to the consideration was not unconditional and revenue was not recognized. Unconditional amounts received or due in advance of performance are presented as receivables and deferred revenue (contract liability). Deferred revenue represents our obligation to transfer products to a client for which we have received consideration, or an amount is due.

(2)
We recognize a contract asset when our right to consideration for products transferred to the client is conditional on something other than the passage of time. We have non-cancelable multi-year contracts in which the consideration increases each contract year. This can result in a contract asset representing revenue we recognized before consideration is due and unconditional.

(3)
Under the new standard, price concessions, refunds or credits are variable consideration representing an estimated reduction in the consideration we expect to receive from contracts with clients. This estimate is included in accounts payable because it does not relate to future performance. Under Topic 605 this amount was recognized as an allowance for sales cancellations as a reduction of receivables.

(4)
The adjustment to retained earnings is net of income tax effects.

(5)
Under the new standard, we deferred incremental sales commissions to obtain new contracts which are amortized over the estimated period of benefit.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 3. Revenue (Continued)

(6)
In contracts where we promise to provide the client the latest set of data at scheduled intervals, we identified each data set as a distinct and separate performance obligation. Each performance obligation is satisfied at a point in time, on delivery of the data. Under Topic 605, we recognized the majority of revenue on delivering the initial data set and deferred an amount based on estimated changes to the data over the contract term.

(7)
Contracts with clients are modified frequently as they purchase additional products or change products. We elected to use a transition practical expedient and aggregated the effect of all contract modifications that occurred prior to January 1, 2018 instead of accounting for each contract modification separately.

        None of the adjustments described above affected net cash provided from operating, investing or financing activities.

        The impact of the adoption of the new revenue standard on our consolidated financial statements for the twelve months ended December 31, 2018 was as follows:

	Twelve Months Ended December 31, 2018
Income Statement	As Reported	Without Adoption of Topic 606	Effect of Change Higher (Lower)
Revenue	$1,716.4	$1,747.5	$(31.1)
Selling and administrative expenses	613.0	646.1	(33.1)
Operating income	428.9	426.9	2.0
Income (loss) before provision for income taxes and equity in net income of affiliates	373.1	371.1	2.0
Less: provision for income taxes	81.6	80.4	1.2
Net income (loss) from continuing operations	294.3	293.5	0.8
Net income (loss) attributable to Dun & Bradstreet	288.1	287.3	0.8
Basic earnings (loss) per share of common stock	$7.76	$7.74	$0.02
Diluted earnings (loss) per share of common stock	$7.72	$7.69	$0.03

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 3. Revenue (Continued)

	At December 31, 2018
Balance Sheet	As Reported	Without Adoption of Topic 606	Effect of Change Higher (Lower)
Assets
Accounts receivable	$270.8	$657.1	$(386.3)
Other current assets	3.4	2.2	1.2
Deferred income tax	42.7	65.9	(23.2)
Deferred costs	104.1	—	104.1
Other non-current assets	42.9	40.3	2.6
Liabilities
Accounts payable	$36.3	$29.2	$7.1
Accrued income taxes	13.7	62.3	(48.6)
Short-term deferred revenue	529.1	712.5	(183.4)
Other non-current liabilities	100.5	97.2	3.3
Equity
Retained earnings	$3,325.0	$3,405.2	$(80.2)

	For the Twelve Months Ended December 31, 2018
Cash Flows	As Reported	Without Adoption of Topic 606	Effect of Change Higher (Lower)
Net income from continuing operations	$294.3	$293.5	$0.8
Changes in deferred income taxes, net	46.2	3.0	43.2
Changes in accrued income taxes, net	(24.8)	17.4	(42.2)
(Increase) decrease in accounts receivable	9.5	(59.7)	69.2
(Increase) decrease in other current assets	0.3	0.6	(0.3)
Increase (decrease) in deferred revenue	(15.1)	33.0	(48.1)
Increase (decrease) in accounts payable	(12.6)	(7.4)	(5.2)
(Increase) decrease in other long-term assets	(13.5)	4.2	(17.7)
Net increase (decrease) in long-term liabilities	(55.8)	(56.1)	0.3
Net cash provided by operating activities	325.4	325.4	—

        None of the adjustments described above affected net cash from operating, investing or financing activities.

Note 4. Restructuring Charge

        We incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations and/or, prior to 2019, costs to terminate lease obligations less assumed sublease income). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 4. Restructuring Charge (Continued)

        Effective January 1, 2019, we adopted ASU No. 2016-02, "Leases (Topic 842)," and as a result, terminated contracts that meet the lease definition are no longer accounted for under ASC 420-10. Terminated lease obligations are accounted for in accordance with Topic 842. We have reclassified liabilities associated with terminated lease obligations to long-term and short-term lease liabilities (see Note 19 for further discussion). Certain termination costs and obligations that do not meet the lease criteria continue to be accounted for in accordance with ASC 420-10. Right of use assets are assessed for impairment in accordance to Topic 360.

        We recorded a restructuring charge of $0.1 million for the period from January 1, 2019 to February 7, 2019 (Predecessor) and $51.8 million for the period from January 1, 2019 to December 31, 2019 (Successor). These charges consist of:

  •
  Severance costs of $0.1 million (Predecessor) and $36.6 million (Successor) in accordance with the provisions of ASC 712-10. Approximately 540 employees were impacted and exited the Company by the end of 2019. The cash payments for these employees will be substantially completed by the end of the first quarter of 2020; and

  •
  Contract termination, costs related to restructured leases accounted for under Topic 842 and other exit costs, including those to consolidate or close facilities of $15.2 million (Successor).

        We recorded a restructuring charge of $25.4 million for the twelve months ended December 31, 2018 (Predecessor). This charge consists of:

  •
  Severance costs of $22.3 million in accordance with the provisions of ASC 712-10. Approximately 390 employees were impacted. Most of the employees impacted exited the Company by the end of 2018. The cash payments for these employees were completed by the end of 2019; and

  •
  Contract termination, lease termination obligations and other exit costs, including those to consolidate or close facilities of $3.1 million.

        We recorded a restructuring charge of $32.1 million for the twelve months ended December 31, 2017 (Predecessor). This charge consists of:

  •
  Severance costs of $26.0 million in accordance with the provisions of ASC 712-10. Approximately 420 employees were impacted. Most of the employees impacted exited the Company by the end of 2017. The cash payments for these employees were completed by the end of 2018; and

  •
  Contract termination, lease termination obligations and other exit costs, including those to consolidate or close facilities of $6.1 million.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 4. Restructuring Charge (Continued)

        The following tables set forth the restructuring reserves and utilization for the period from January 1, 2019 to February 7, 2019 (Predecessor), the period from January 1, 2019 to December 31, 2019 (Successor), and the twelve months ended December 31, 2018 and 2017 (Predecessor):

	Severance and Termination	Contract Termination, and Other Exit Costs	Total
Restructuring Charges:
Predecessor:
Balance remaining as of December 31, 2018	$4.7	$2.9	$7.6

Charge taken from January 1 to February 7, 2019	0.1	—	0.1
Payments made through February 7, 2019	(1.6)	(0.5)	(2.1)
Reclassification related to leases pursuant to the adoption of Topic 842	—	(2.4)	(2.4)

Balance remaining as of February 7, 2019	$3.2	$—	$3.2

Successor:
Balance as of December 31, 2018	$—	$—	$—
Impact of purchase accounting	3.2	—	3.2
Charge taken during 2019	36.6	12.2	48.8
Payments and other adjustments made during 2019	(33.5)	(7.4)	(40.9)

Balance remaining as of December 31, 2019	$6.3	$4.8	$11.1

	Severance and Termination	Contract Termination, Lease Termination and Other Exit Costs	Total
Restructuring Charges:
Predecessor:
Balance remaining as of January 1, 2017	$8.3	$1.7	$10.0
Charge taken during 2017	26.0	6.1	32.1
Payments made during 2017	(21.6)	(4.3)	(25.9)

Balance remaining as of December 31, 2017	$12.7	$3.5	$16.2

Charge taken during 2018	22.3	3.1	25.4
Payments made during 2018	(30.3)	(3.7)	(34.0)

Balance remaining as of December 31, 2018	$4.7	$2.9	$7.6

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 5. Notes Payable and Indebtedness

Successor Debt

        In connection with the Take-Private Transaction on February 8, 2019, the Company entered into a credit agreement governing its New Senior Secured Credit Facilities. The New Senior Secured Credit Facilities provide for (i) the New Term Loan Facility in an aggregate principal amount of $2,530.0 million, (ii) the New Revolving Facility in an aggregate principal amount of $400.0 million and (iii) the New Repatriation Bridge Facility in an aggregate amount of $63.0 million. The closing of the New Senior Secured Credit Facilities was conditioned on the redemption of the Predecessor debt. Also on February 8, 2019, Merger Sub, which was merged into Dun & Bradstreet upon the closing of the Take-Private Transaction, issued $700.0 million in aggregate principal amount of the New Senior Secured Notes due 2026 and $750.0 million in aggregate principal amount of the New Senior Unsecured Notes due 2027. Together with the equity contributions from the investors, the proceeds from these financing transactions were used to (i) finance and consummate the Take-Private Transaction and other transactions, including to fund nonqualified pension and deferred compensation plan obligations (ii) repay in full all outstanding indebtedness under the Company's then-existing senior secured credit facilities, (iii) fund the redemption and discharge of all of the Company's then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 5. Notes Payable and Indebtedness (Continued)

        Our borrowings are summarized in the following table:

		Successor			Predecessor

		December 31, 2019			At December 31, 2018
			Debt Issuance Costs and Discount*			Debt Issuance Costs and Discount*
	Maturity	Principal Amount		Carrying Value	Principal Amount		Carrying Value
Debt Maturing Within One Year:
New Repatriation Bridge Facility(1)	February 7, 2020	$63.0	$0.1	$62.9	$—	$—	$—
New Term Loan Facility(1)		19.0	—	19.0	—	—	—
2018 Term Loan Facility(4)	Retired	—	—	—	15.0	—	15.0
2018 Revolving Credit Facility(4)	Retired	—	—	—	2.0	—	2.0

Total short-term debt		$82.0	$0.1	$81.9	$17.0	$—	$17.0

Debt Maturing After One Year:
New Term Loan Facility(1)	February 8, 2026	$2,511.0	$98.3	$2,412.7	$—	$—	$—
New Revolving Facility(1)(2)	February 8, 2024	—	—	—	—	—	—
6.875% New Senior Secured Notes(1)	August 15, 2026	700.0	15.8	684.2	—	—	—
10.250% New Senior Unsecured Notes(1)	February 15, 2027	750.0	28.0	722.0	—	—	—
4.37% Senior Notes(3)	Retired	—	—	—	300.0	2.1	297.9
4.00% Senior Notes(3)	Retired	—	—	—	300.0	1.2	298.8
2018 Term Loan Facility(4)	Retired	—	—	—	277.5	0.6	276.9
2018 Revolving Credit Facility(4)	Retired	—	—	—	246.0	—	246.0

Total long-term debt		$3,961.0	$142.1	$3,818.9	$1,123.5	$3.9	$1,119.6

Total debt		$4,043.0	$142.2	$3,900.8	$1,140.5	$3.9	$1,136.6

*
Represents unamortized portion of debt issuance costs and discounts.

(1)
The New Senior Secured Credit Facilities and Successor notes contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at December 31, 2019.

(2)
The New Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75:1.00. The financial covenant applies only if the aggregate principal amount of borrowings under the New Revolving Facility and certain outstanding letters of credit exceed 35% of the total amount of commitments under the

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 5. Notes Payable and Indebtedness (Continued)

  New Revolving Facility on the last day of any fiscal quarter, commencing June 30, 2019. The financial covenant did not apply at December 31, 2019.

(3)
The Predecessor notes contained certain covenants that limited our ability to create liens, enter into sale and leaseback transactions and consolidate, merge or sell assets to another entity. We were in compliance with these non-financial covenants at December 31, 2018.

(4)
The Predecessor Term Loan Facility and Revolving Credit Facility required the maintenance of interest coverage and total debt to EBITDA ratios which were defined in their respective credit agreements. We were in compliance with the credit facilities financial and non-financial covenants at December 31, 2018.

New Senior Secured Credit Facilities

        Borrowings under the New Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a LIBOR rate, subject to interest rate floors, and they are secured by substantially all of the Company's assets.

        Other details of the New Senior Secured Credit Facilities:

  •
  As required by the credit agreement, beginning June 30, 2020, the principal amount of the New Term Loan Facility will begin to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. Debt issuance costs of $62.1 million and discount of $50.6 million were recorded as a reduction of the carrying amount of the New Term Loan Facility and are being amortized over the term of the facility. The margin to LIBOR is 500 basis points. The interest rate associated with the New Term Loan Facility at December 31, 2019 was 6.792%. On February 10, 2020, an amendment was made to the existing credit agreement, specifically related to the New Term Loan Facility, which reduced the margin to LIBOR to 400 basis points. The maturity date for the New Term Loan Facility remains February 8, 2026 and no changes were made to the financial covenants or scheduled amortization.

  •
  The New Revolving Facility provides for up to $400.0 million of revolving extensions of credit outstanding at any time until maturity on February 8, 2024. Debt issuance costs of $9.6 million were included in "Other Non-Current Assets" on the consolidated balance sheet and will be amortized over the term of the New Revolving Facility. The margin to LIBOR is 350 basis points. There was no borrowing outstanding at December 31, 2019. Subsequently, in February and March 2020, the Company drew from the New Revolving Facility and had outstanding borrowings of $200.0 million as of March 25, 2020. If the borrowings are not repaid or paid down by March 31, 2020, the outstanding borrowings will exceed 35% of the total amount of commitments under the New Revolving Facility, which will require the Company to calculate the debt to consolidated EBITDA ratio as defined under the springing financial covenant. The Company expects the debt to consolidated EBITDA ratio to be less than the required 6.75:1.00.

  •
  The New Repatriation Bridge Facility had a principal balance of $63.0 million and matured on February 7, 2020. Debt issuance costs of $1.5 million were recorded as a reduction of the carrying amount of the New Repatriation Bridge Facility and were amortized over the term of the New Repatriation Bridge Facility. The margin to LIBOR was 350 basis points. The interest rate associated with the New Repatriation Bridge Facility at December 31, 2019 was 5.292%.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 5. Notes Payable and Indebtedness (Continued)

    The outstanding balance of the New Repatriation Bridge Facility was fully repaid in February 2020.

New Senior Notes

        Debt issuance costs of $17.9 million and $31.6 million related to the 6.875% senior secured notes and the 10.250% senior unsecured notes, respectively, were recorded as a reduction of the carrying amount of the notes and will be amortized over the respective contractual term of the notes.

        The scheduled maturities and interest payments for our total debt outstanding as of December 31, 2019, reflecting the interest rate amendment above, are as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Principal	$82.0	$25.3	$25.3	$25.3	$25.3	$3,859.8	$4,043.0
Interest	273.6	269.2	267.7	266.2	264.8	441.3	1,782.8

Total Debt	$355.6	$294.5	$293.0	$291.5	$290.1	$4,301.1	$5,825.8

Retired Predecessor Debt

        In connection with the Take-Private Transaction, we repaid in full all outstanding indebtedness under the Predecessor Term Loan Facility and Revolving Credit Facility and funded the redemption and discharge of the Predecessor senior notes, inclusive of a make-whole payment of $25.1 million, which was considered in our determination of the acquisition-date fair value of the Predecessor senior notes as part of purchase accounting. The transactions were accounted for as a debt extinguishment in accordance with ASC 470-50, "Debt—Modifications and Extinguishments." The payoff of the Predecessor debt was a condition of the closing of Successor debt financing. Total unamortized debt issuance costs and discount of $6.6 million related to the Predecessor Term Loan Facility and Revolving Credit Facility were allocated zero value as part of the purchase accounting. The weighted average interest rate associated with the outstanding balances related to the Predecessor Revolving Credit Facility prior to retirement as of February 7, 2019 was 3.66% and as of December 31, 2018 was 3.72%. The interest rate associated with the outstanding balances related to the Predecessor Term Loan Facility prior to retirement as of February 7, 2019 was 4.00% and as of December 31, 2018 was 4.01%.

        In accordance with ASC 470, "Debt," a short-term obligation that will be refinanced with successive short-term obligations may be classified as non-current as long as the cumulative period covered by the financing agreement is uninterrupted and extends beyond one year. Accordingly, the outstanding balances associated with the revolving credit facility were classified as "Long-Term Debt" as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor), excluding outstanding borrowings that were subsequently repaid utilizing operating funds.

  Other

        We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $1.0 million at December 31, 2019 (Successor) and $2.8 million at December 31, 2018 (Predecessor).

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 5. Notes Payable and Indebtedness (Continued)

        Interest paid for all outstanding debt totaled $232.4 million, $2.4 million, $53.8 million and $58.5 million during the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 through February 7, 2019 (Predecessor), the twelve months ended December 31, 2018, and the twelve months ended December 31, 2017 (Predecessor), respectively.

        On April 20, 2018, we entered into three-year interest rate swaps with an aggregate notional amount of $300 million in year 1, $214 million in year 2 and $129 million in year 3. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. We had an interest rate swap with a notional amount of $214 million at December 31, 2019. See Note 11.

Note 6. Stock Based Compensation

        The following table sets forth the components of our stock-based compensation:

	Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Stock-based compensation expense:
Incentive Units (Successor)	$11.7	N/A	N/A	N/A
Restricted Stock Unit Programs ("RSU") (Predecessor)	N/A	$11.7	$9.6	$19.0
Employee Stock Purchase Plan ("ESPP") (Predecessor)	N/A	—	1.2	1.5

Total Expense	$11.7	$11.7	$10.8	$20.5

	Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Expected tax benefit(a):
Restricted Stock Unit Programs (Predecessor)	N/A	$—	$2.3	$7.2

Total Expected Tax Benefit (Predecessor)	N/A	$—	$2.3	$7.2

(a)
The 2017 expected tax benefit reflects the legacy tax rate before the enactment of the 2017 Act.

        In connection with the Take-Private Transaction on February 8, 2019, all outstanding stock options and restricted stock units, whether vested or unvested, were cancelled and converted into the right to receive $145 in cash per share, less any applicable exercise price. As a result, an expense of $10.4 million was included in the Predecessor's net earnings for the period from January 1, 2019 to February 7, 2019 in connection with the acceleration of the vesting of the outstanding grants.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

        Subsequent to the closing of the transaction, the Star Parent, L.P.'s long-term incentive plans are authorized to issue up to 19,629.25045 Class C incentive units ("profits interest") or phantom units to eligible key employees, directors and consultants of The Dun & Bradstreet Corporation. At December 31, 2019 (Successor), 18,443.42000 incentive units and 249.10000 phantom units were issued and outstanding. As of December 31, 2019, a total of 936.73045 units were available for future grant under the long-term incentive plans. These units vest ratably over a three-year period and once vested are not subject to expiration. The terms of these units provide the opportunity for the grantees to participate in the future value of Dun & Bradstreet in excess of its grant date fair value, but only to the extent that the required payments to the other classes of units have been met. We account for these units in accordance with ASC 718, "Compensation—Stock Compensation" and ASU No. 2018-07. Compensation expense is recognized ratably over the three-year vesting period. In addition, we will only recognize forfeitures and the corresponding reductions in expense as they occur. We recognized stock-based compensation expense of $11.7 million for the period from January 1, 2019 to December 31, 2019 (Successor).

        In addition, the Company issued 6,817.74280 Class B units and 15,867.80780 Class C units to certain investors, which vested immediately. We recognized an expense of $56.3 million related to these incentive units during the period from January 1, 2019 to December 31, 2019 (Successor).

        The following table sets forth the profits interest units granted subsequent to the Take-Private Transaction during the 2019 Successor period:

Units Granted During Quarter Ended	Number of Units Granted	Weighted Average Exercise Price	Weighted Average Fair Value of Underlying Share	Weighted Average Fair Value Per Unit
March 31, 2019	32,987.0078	$10,329.70	$10,000.00	$2,449.59
June 30, 2019	1,726.5100	$10,329.70	$10,000.00	$2,366.59
September 30, 2019	74.7300	$10,329.70	$10,000.00	$2,198.20
December 31, 2019	198.0500	$10,329.70	$10,000.00	$2,140.61

Total	34,986.2978			$2,443.21

        The fair value of the underlying shares was determined contemporaneously with the grants.

        We determined that the incentive units are equity-classified awards and the compensation expense for these units is calculated by estimating the fair value of each unit at the date of grant. The fair value of each incentive unit was calculated on the date of grant using the Black-Scholes option valuation model. The Company's stock is not currently publicly traded. We do not have a history of market prices for our common stock. Thus, estimating grant date fair value requires us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

marketability, etc. The weighted average assumptions used to estimate fair value for grants made under the Successor equity-based award program are summarized as follows:

	Class B Units	Class C Units
Expected stock price volatility	43.9%	43.9%
Risk-free interest rate	2.43%	2.40%
Time to liquidity (in years)	3.5	3.4
Expected dividend yield	—	—
Fair Value of units	$3,480	$3,332
Discount for lack of marketability	27%	28%
Adjusted fair value of units	$2,540	$2,443

        We have determined that the phantom units are liability-classified awards and the initial compensation expense is calculated based on the same grant date fair value applied to the incentive units. In future periods, we will reassess the fair value of the phantom units and adjust expense accordingly. The amount associated with these phantom grants was immaterial at December 31, 2019.

        As of December 31, 2019, the total unrecognized compensation cost related to the unvested profits interest is $33.6 million, which is expected to be recognized over a weighted average period of approximately 2.2 years.

Predecessor Programs

        Under our Predecessor's stock incentive plans certain employees and non-employee directors received stock-based awards, such as, but not limited to, restricted stock units, restricted stock and stock options. As of December 31, 2018 and December 31, 2017, a total of 3,426,707 shares and 3,310,326 shares of our common stock, respectively, were available for future grants under our stock incentive plans. We also had an ESPP that allowed all eligible employees to purchase shares of our common stock at a discount. See further discussion below included in "Employee Stock Purchase Plan."

Restricted Stock Units

        Our Predecessor's restricted stock unit programs include both performance-based awards and service-based awards. The performance-based awards had either a market condition or a performance condition. All awards generally contained a service-based condition. The compensation expense for our performance-based awards was recognized on a graded-vesting basis over the requisite service period. The expense for the performance-based awards with market conditions was recognized regardless of whether the market condition was satisfied, provided that the requisite service had been met. The expense for the performance-based awards with performance conditions was initially recognized assuming that the target level of performance would be achieved. Each reporting period we assessed the probability of achieving the performance targets and if necessary adjusted the compensation expense based on this assessment. Final compensation expense recognized would ultimately depend on the actual number of shares earned against the performance condition as well as fulfillment of the

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

requisite service condition. The expense for the awards earned based solely on the fulfillment of the service-based condition was recognized on a straight-line basis over the requisite service periods.

Performance-based Restricted Stock Units

        Prior to 2019, certain employees were granted target awards for restricted stock units that provided for payouts ranging from 0% to 200% of the target awards based on performance against one of the following:

  •
  the Company's stock price appreciation or depreciation over a one year, two year and three year performance period;

  •
  the Company's three-year total shareholder return ("TSR") performance relative to the Standard & Poor's 500 companies; or

  •
  the Company's three-year revenue compounded annual growth rate.

These performance-based Restricted Stock Units were not entitled to received dividend equivalents.

        For awards based on the Company's stock price appreciation, we have calculated the fair value on the date of grant using a Monte Carlo simulation model, as these awards contained a market condition. The following table sets forth the weighted average assumptions:

	2018	2017
Expected stock price volatility	24%	25%
Expected dividend yield	1.7%	1.7%
Expected term (in years)	3.0	3.0
Risk-free interest rate	2.33%	1.55%
Fair value of RSUs granted	$141.44	$101.58

        Expected stock price volatility was based on a blend of historical volatility and, when available, implied volatility. The expected dividend yield assumption was determined by dividing our most recent quarterly dividend payment by the average of the stock price from the three months preceding the grant date. The result was then annualized and compounded. Expected term was based on the period from the date of grant through the end of the performance evaluation period. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant.

        For awards based on the Company's three-year TSR performance relative to Standard & Poor's 500 companies, we have calculated the fair value on the date of grant using a Monte Carlo simulation

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

model, as these awards contained a market condition. The following table sets forth the weighted average assumptions:

	2018	2017
Expected stock price volatility	25%	25%
Expected dividend yield	1.7%	1.7%
Expected term (in years)	2.8	2.8
Risk-free interest rate	2.32%	1.52%
Fair value of RSUs granted	$171.93	$86.76

        Expected stock price volatility was based on historical volatility. The expected dividend yield assumption was determined by dividing the most recent quarterly dividend payment by the average of the stock price from the three months preceding the grant date. The result was then annualized and compounded. Expected term was based on the period from the date of grant through the end of the performance evaluation period. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant.

        For the awards based on the Company's three-year revenue compounded annual growth rate, as these awards contained a performance condition, the fair value was calculated by using the average of the high and low prices of our common stock on the date of grant.

        Prior to 2014, certain employees were provided an annual opportunity to receive an award of restricted stock units after the conclusion of the performance year. As these awards were based on the same internal performance goals used in the annual cash incentive plan, they were considered to have a performance condition and the fair value was calculated by using the average of the high and low prices of our common stock on the date of grant. The restricted stock units earned from the restricted stock opportunity were entitled to dividend equivalents, payable only if and when the underlying restricted stock unit vests.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

        Changes in our nonvested performance-based restricted stock units for the period from January 1, 2019 to February 7, 2019 are summarized as follows:

	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Performance-based Restricted Stock Units:
Nonvested Shares at December 31, 2018	143,236	$122.11	1.3	$20.4
Granted	—	$—
Adjustment For Shares Earned Against Target(1)	5,727	N/A
Vested	—	—
Forfeited	(869)	$129.33

Nonvested Shares at February 7, 2019(2)	148,094	$122.07		$21.5

(1)
Represents share adjustment as a result of final and expected performance against specified performance targets.

(2)
Options were exchanged for rights to receive $145 per share, less applicable exercise price, on February 8, 2019 upon the consummation of the Take-Private Transaction.

        Total unrecognized compensation expense related to nonvested performance-based restricted stock units at February 7, 2019 was $5.7 million. This expense was accelerated and recognized at the time of the Take-Private Transaction. The weighted average grant date fair value per share of the performance-based restricted stock units granted during the years ended December 31, 2018 and 2017 were $143.63 and $99.87, respectively.

Service-based Restricted Stock Units

        Prior to 2019, the Company issued grants of restricted stock units to certain employees. These grants generally vested over a three to five-year period on a graded vesting basis. In addition, our non-employee directors received grants of restricted stock units as part of their annual equity retainer. These grants normally vested about one year from date of grant.

        For the service-based restricted stock units, the fair value was calculated by using the average of the high and low prices of our common stock on the date of grant. The service-based restricted stock units were entitled to dividend equivalents, payable only if and when the underlying restricted stock units vest.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

        Changes in our nonvested service-based restricted stock units for the period from January 1, 2019 to February 7, 2019 are summarized as follows:

	Shares	Weighted Average Grant-Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Service-based Restricted Stock Units:
Nonvested Shares at December 31, 2018	122,757	$111.74	1.1	$17.5
Granted	—	N/A
Vested	(1,253)	$117.91
DERs	4,692	N/A
Forfeited	(869)	$121.65

Nonvested Shares at February 7, 2019(1)	125,327	$112.86	1.0	$18.2

(1)
Shares were exchanged for rights to receive $145 per share on February 8, 2019 upon the consummation of the Take-Private Transaction.

        Total unrecognized compensation expense related to nonvested service-based restricted stock units at February 7, 2019 was $4.6 million. This expense was recognized at the time of the Take-Private Transaction. The weighted average grant date fair value per share of the service-based restricted stock units granted during the years ended December 31, 2018 and 2017 was $123.54 and $109.27, respectively.

        The total fair value of all restricted stock units vesting during the period from January 1, 2019 to February 7, 2019, and for the years ended December 31, 2018 and 2017 was $39.8 million, $19.8 million and $18.2 million, respectively. The expected tax benefit associated with the tax deduction from the vesting of restricted stock units totaled $9.5 million, $4.8 million and $6.8 million for the period from January 1, 2019 to February 7, 2019, and the years ended December 31, 2018 and 2017, respectively.

Stock Option Programs

        As of December 31, 2017, all of the outstanding stock options were vested and exercisable. Our stock options generally expired ten years from the date of grant.

        The fair value of each stock option award was calculated on the date of grant using the Black-Scholes option valuation model that used the following assumptions:

        An expected stock price volatility that was derived from the historical volatility of our common stock. An expected dividend yield that was determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. The expected term was derived by using a midpoint scenario which combined our historical exercise data with hypothetical exercise data for our unexercised stock options. The risk-free interest rate corresponded to the expected term and was based on the U.S. Treasury yield curve in effect at the time of grant.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

        Changes in stock options for the period from January 1, 2019 to February 7, 2019 are summarized as follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock Options:
Outstanding at December 31, 2018	55,174	$84.15	3.2	$3.2
Granted	—	$—
Exercised	—	$—
Forfeited or expired	—	$—

Outstanding at February 7, 2019	55,174	$84.15	3.1	$3.4

Exercisable at February 7, 2019(1)	55,174	$84.15	3.1	$3.4

(1)
Options were exchanged for rights to receive $145 per share, less applicable exercise price, on February 8, 2019 upon the consummation of the Take-Private Transaction.

        Stock options outstanding at December 31, 2018 were originally granted during the years 2008 through 2015 and were exercisable over periods ending no later than 2025. At December 31, 2018 and 2017, stock options for 55,174 shares and 68,354 shares of our common stock, respectively, were exercisable.

        The total intrinsic value of stock options exercised during the years ended December 31, 2018 and 2017 was $0.6 million and $0.3 million, respectively. Cash received from the exercise of Dun & Bradstreet stock options for the year ended December 31, 2018 was $0.7 million. The expected tax benefit associated with the tax deduction from the exercise of stock options totaled $0.1million for the year ended December 31, 2018.

        As of December 31, 2018 and 2017, there was no unrecognized compensation expense as all of our outstanding stock options were fully vested.

Employee Stock Purchase Plan

        Under the Predecessor ESPP, employees could acquire shares of our common stock at semi-annual intervals at a 15% discount and subject to certain limitations set forth in the 2015 ESPP. The purchase price was 85% of the lower of the average of the high and low prices or our Predecessor's common stock (i) on the first trading day of the offering period or (ii) on the purchase date. Under the 2015 ESPP, we sold 53,785 shares and 60,373 shares to employees for the years ended December 31, 2018 and 2017, respectively.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 6. Stock Based Compensation (Continued)

        Expense for ESPP was based on the fair value of the first day of the offering period which was calculated using the Black-Scholes option valuation model that used the weighted average assumptions in the following table:

	2018	2017
Expected stock price volatility	22%	28%
Expected dividend yield	1.8%	1.8%
Expected term (in years)	0.5	0.5
Risk-free interest rate	1.96%	1.21%
Fair value of options granted	$24.25	$25.08

        Expected stock price volatility assumption was derived from the historical volatility of our Predecessor's common stock. The expected dividend yield assumption was determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. The expected term assumption was equal to the six-month offering period. The risk-free interest rate assumption corresponded to the expected term assumption of the option and was based on the U.S. Treasury yield curve in effect at the time of grant. Cash received from employees participating in the ESPP for the year ended December 31, 2018 was $5.3 million.

Note 7. Quarterly Financial Data (Unaudited)

        Our quarterly financial statements are prepared on the same basis as the audited annual financial statements, and include all adjustments necessary for the fair statement of our results of operations for these periods.

	Period from January 1 to February 7, 2019	For the Three Months Ended
		March 31,	June 30,	September 30,	December 31,
	Predecessor	Successor

2019
Revenue(1)	$178.7	$174.1	$398.9	$408.2	$432.7
Operating loss(2)	$(11.6)	$(202.9)	$(9.1)	$(1.0)	$(7.0)
Net loss from continuing operations(3)	$(74.8)	$(209.6)	$(60.5)	$(55.3)	$(228.1)
Net income attributable to the non-controlling interest	$(0.8)	$(0.4)	$(1.5)	$(1.4)	$(3.2)
Net loss attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(75.6)	$(227.9)	$(94.0)	$(88.8)	$(263.3)

(1)
Includes a reduction of revenue of $138.9 million for the period from February 8 to December 31, 2019 (Successor) due to deferred revenue purchase accounting adjustment in connection with the Take-Private Transaction and excludes revenue of $25.9 million for the period from January 1 to February 7, 2019 (Predecessor) due to International lag adjustment also in connection with the Take-Private Transaction.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 7. Quarterly Financial Data (Unaudited) (Continued)

(2)
Includes transaction costs of $147.4 million and $52.0 million directly attributable to the Take-Private Transaction for the Successor three months ended March 31, 2019 and the Predecessor period from January 1 to February 7, 2019, respectively. In addition, for the Predecessor period from January 1 to February 7, 2019, we incurred $10.4 million to accelerate the vesting of equity-based grants as a result of the Take-Private Transaction. We also incurred higher amortization for the Successor period from February 8 to December 31, 2019 associated with recognized intangible assets resulting from the Take-Private Transaction. See Note 15 and 16.

(3)
Includes an expense within non-operating expense-net of $85.8 million to settle a portion of the U.S. Non-Qualified plans in the Predecessor period from January 1, 2019 to February 7, 2019 as a result of the Take-Private Transaction and an expense of $172.4 million in the three months ended December 31, 2019 (Successor) related to the change in fair value of make-whole derivative liability.

	Predecessor
	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Full Year
2018
Revenue	$408.9	$446.2	$414.5	$446.8	$1,716.4
Operating income	$85.4	$118.8	$89.4	$135.3	$428.9
Net income from continuing operations	$58.3	$99.8	$57.4	$78.8	$294.3
Net income attributable to the non-controlling interest	$(1.7)	$(1.7)	$(1.5)	$(1.3)	$(6.2)
Net income attributable to The Dun & Bradstreet Corporation (Predecessor)	$56.6	$98.1	$55.9	$77.5	$288.1

Note 8. Contingencies

        Other than when specifically stated below to the contrary, we believe our estimate of the aggregate range of reasonably possible losses, in excess of established reserves was not material at December 31, 2019 (Successor). In addition, from time to time, we may be involved in additional matters, which could become material and for which we may also establish reserve amounts, as discussed below.

Ellis v. Dun and Bradstreet, U.S. District Court for the Central District of California

        On December 6, 2018, Dun & Bradstreet was served with a complaint, captioned Dr. Jonathan C. Ellis v. Dun and Bradstreet, Inc. (the "Complaint"). The Complaint alleges that on or about April 2018, the Dun & Bradstreet report on Doheny Endosurgical Center, which is owned by the plaintiff, was updated to incorrectly include a reference to a Dr. Jonathon Ellis, who was charged with criminal activity relating to a minor. The Complaint contains two causes of action, libel per se and false light invasion of privacy, and seeks compensatory and punitive damages. Dun & Bradstreet filed its Answer to the Complaint on January 17, 2019 and a motion to strike the complaint under California's anti-SLAPP statute, Cal. Civ. Proc. Code § 425.16 on February 27, 2019. After the parties conducted discovery limited to the issues raised by the motion and finalized briefing on the motion, the Court held a hearing on October 2, 2019, ordered the parties to provide supplemental briefing, and on

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 8. Contingencies (Continued)

November 20, 2019, entered an order denying the anti-SLAPP motion. Dun & Bradstreet filed a notice of interlocutory appeal of the decision on December 4, 2019, and the opening appeal brief is presently due on April 6, 2020. In accordance with ASC 450 Contingencies and based on settlement discussions, a reserve has been accrued by the Company for this matter in the consolidated financial statements. The amount of such reserve is not material to the Company's financial statements. Because of the pending appeal and because the parties have engaged in only limited discovery on discrete issues, we do not have sufficient information upon which to determine that any additional loss in connection with this matter is probable, reasonably possible or estimable.

Other Matters

        In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including clients, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.

        Additionally, in certain circumstances, the Company issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Dun & Bradstreet under these agreements have not had a material impact on the consolidated financial statements.

Note 9. Income Taxes

        On December 22, 2017, the 2017 Act was signed into law. The 2017 Act contains several key provisions that have significant effects to our financial statements, such as a permanent reduction of the U.S. federal corporate income tax rate to 21%, imposing a one-time mandatory tax ("Toll Charge") on deemed repatriation related to accumulated undistributed foreign earnings through December 31, 2017. In accordance with ASC 740, the tax effect associated with the enactment of the 2017 Act is required to be reflected in the financial statements in the period in which the law was enacted. The SEC also issued Staff Accounting Bulletin No. 118 to provide guidance to account for the income tax effects resulting from the enactment of the 2017 Act. As of December 31, 2017, we were able to determine the tax effect related to the remeasurement of deferred taxes, but we had not finalized the accounting for the Toll Charge. We recorded a total provisional charge of $80.7 million in our consolidated financial statements for the twelve months ended December 31, 2017. This charge included $55.4 million primarily related to the estimated tax liability imposed by the 2017 Act on the undistributed earnings from non-U.S. subsidiaries and $25.3 million related to the remeasurement of our deferred tax assets as a result of the reduction in the U.S. federal corporate income tax rate from 35% to 21%. During 2018, we continued to assess the impact of the 2017 Act during the measurement period and as of December 31, 2018, we have finalized the accounting for the tax impact in our financial statements. Pursuant to the guidance, we recorded an incremental charge of $14.2 million in our consolidated

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 9. Income Taxes (Continued)

financial statements for the twelve months ended December 31, 2018, related to the tax liability on the undistributed earnings from non-U.S. subsidiaries. Effective January 1, 2018, we became subject to various provisions of the 2017 Act including computations related to GILTI, Foreign Derived Intangible Income ("FDII"), Base Erosion and AntiAbuse Tax ("BEAT") and IRC Section 163(j) interest limitation (Interest Limitation). We have made an accounting policy election to provide for tax expense related to the GILTI in the period when the tax is incurred.

        (Loss) income before provision for income taxes consisted of:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
U.S.	$(811.5)	$(131.7)	$229.8	$201.2
Non-U.S.	135.6	28.9	143.3	121.5

(Loss) income before provision for income taxes and equity in net income of affiliates	$(675.9)	$(102.8)	$373.1	$322.7

        The provision for income taxes consisted of:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Current tax provision:
U.S. Federal	$(0.3)	$(11.1)	$(5.7)	$92.7
State and local	1.6	(3.4)	1.0	8.3
Non-U.S.	15.8	4.8	23.5	33.8

Total current tax provision	$17.1	$(9.7)	$18.8	$134.8

Deferred tax position:
U.S. Federal	$(109.8)	$(14.8)	$54.2	$47.6
State and local	(23.5)	(3.0)	9.8	(0.3)
Non-U.S.	(2.0)	—	(1.2)	(2.4)

Total deferred tax provision	$(135.3)	$(17.8)	$62.8	$44.9

Provision for income taxes	$(118.2)	$(27.5)	$81.6	$179.7

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 9. Income Taxes (Continued)

        The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Statutory tax rate	21.0%	21.0%	21.0%	35.0%
State and local taxes, net of U.S. Federal tax benefits	3.4	7.0	2.9	2.1
Nondeductible charges(1)	(3.7)	(1.4)	0.7	1.7
Change in fair value of make-whole derivative liability(2)	(5.4)
U.S. taxes on foreign income	(0.4)	(0.2)	0.8	4.8
Non-U.S. taxes	1.5	1.2	(1.1)	(6.1)
Legacy transaction costs	—	6.8
Valuation allowance(3)	4.0	—	(0.1)	0.3
Interest	(0.1)	—	0.1	0.1
Tax credits and deductions	1.7	0.5	(2.7)	(7.5)
Tax impact of earnings repatriation(4)	—	—	3.8	17.2
Tax contingencies related to uncertain tax positions	(0.4)	(8.2)	(0.2)	0.3
Deferred tax—tax rate change(5)	—	—	—	7.8
Impact of tax accounting method change(6)	—	—	(3.6)	—
GILTI tax	(4.4)	—	—	—
Other	0.3	—	0.3	—

Effective tax rate	17.5%	26.7%	21.9%	55.7%

(1)
The impact for the 2019 Successor and Predecessor periods reflects non-deductible transaction costs associated with the Take-Private Transaction. The impact for 2017 reflects a reduction to the non-deductible legal reserve associated with the SEC and DOJ investigation of our China operations established in 2016.

(2)
The impact was due to the non-deductible mark-to-market expense for tax purposes. The change in fair value of make-whole derivative liability expense was associated with the make-whole provision liability for the Series A Preferred Stock.

(3)
The impact for the recognition of deferred tax assets for net operating losses.

(4)
The impact was due to the mandatory one-time tax on undistributed earnings from our non-U.S. subsidiaries as a result of the enactment of the 2017 Act, which includes a

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 9. Income Taxes (Continued)

  provisional charge in 2017 and measurement period adjustments in 2018 to finalize the calculation consistent with the guidance in SAB 118.

(5)
The impact for 2017 reflects the effect of the reduction of the statutory U.S. Federal Corporate income tax rate, from 35% to 21%, on our net U.S. deferred tax assets resulting from the 2017 Act.

(6)
The impact was due to a U.S. tax accounting method change approved by the Internal Revenue Service in April 2018.

        Income taxes paid were $29.9 million, $3.3 million, $57.4 million and $91.8 million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively. Income taxes refunded were less than $0.5 million, $0.1 million, $2.3 million and $0.7 million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively.

        Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2019	2018
Deferred tax assets:
Operating losses	$68.4	$28.5
Interest expense carryforward	65.6	—
Restructuring costs	3.9	1.8
Bad debts	3.9	4.4
Accrued expenses	21.0	12.6
Capital loss and credit carryforwards	8.2	10.5
Foreign exchange	2.4	—
Pension and postretirement benefits	49.9	126.3
ASC 842—Lease liability	17.1	—
Other	5.0	3.5

Total deferred tax assets	$245.4	187.6
Valuation allowance	(33.1)	(34.4)

Net deferred tax assets	$212.3	$153.2

Deferred tax liabilities:
Intangibles	$(1,408.3)	$(111.1)
Fixed assets	—	(1.3)
Foreign exchange	—	(2.4)
Deferred revenue	(4.1)	—
ASC 842—ROU asset	(20.5)	—
Other	(0.3)	(0.3)

Total deferred tax liabilities	$(1,433.2)	$(115.1)

Net deferred tax (liabilities) assets	$(1,220.9)	$38.1

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 9. Income Taxes (Continued)

        As a result of the enactment of the 2017 Act, we no longer assert indefinite reinvestment for any historical unrepatriated earnings through December 31, 2017. We intend to reinvest indefinitely all earnings from our China and India subsidiaries earned after December 31, 2017 and therefore have not provided for deferred income and foreign withholding taxes related to these jurisdictions.

        We have federal, state and local, and primarily foreign tax loss carryforwards, the tax effect of which was $68.4 million as of December 31, 2019. Of the $68.4 million, $27.6 million have an indefinite carry-forward period with the remainder of $40.8 million expiring at various times between 2020 and 2039. Additionally, we have non-U.S. capital loss carryforwards. The associated tax effect was $8.7 million and $9.7 million for the period from January 1, 2019 to December 31, 2019 (Successor) and the twelve months ended December 31, 2018 (Predecessor), respectively.

        We have established valuation allowances against certain U.S. state and non-U.S. net operating losses and capital loss carryforwards in the amounts of $32.8 million and $33.8 million for the period from January 1, 2019 to December 31, 2019 (Successor) and the twelve months ended December 31, 2018 (Predecessor), respectively, because in our opinion, certain U.S. state and non-U.S. net operating losses and capital loss carryforwards are more likely than not to expire before we can utilize them.

        We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the IRS for years prior to 2016. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2016. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2014.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 9. Income Taxes (Continued)

        The following is a reconciliation of the gross unrecognized tax benefits:

Predecessor:
Gross unrecognized tax benefits as of January 1, 2017	$7.0
Additions for prior years' tax positions	1.1
Additions for current year's tax positions	0.6
Settlements with taxing authority	(0.1)
Reduction in prior years' tax positions	(0.2)
Reduction due to expired statute of limitations(1)	(0.7)

Gross unrecognized tax benefits as of December 31, 2017	7.7
Additions for prior years' tax positions	1.7
Additions for current year's tax positions	0.9
Settlements with taxing authority	(1.8)
Reduction in prior years' tax positions	—
Reduction due to expired statute of limitations(2)	(3.1)

Gross unrecognized tax benefits as of December 31, 2018	$5.4

Additions for prior years' tax positions	—
Additions for current year's tax positions	8.9
Settlements with taxing authority	—
Reduction in prior years' tax positions	—
Reduction due to expired statute of limitations	—

Gross unrecognized tax benefits as of February 7, 2019	$14.3
Successor:
Gross unrecognized tax benefits as of January 1, 2019	$—
Impact of purchase accounting	14.3
Additions for prior years' tax positions	—
Additions for current year's tax positions	5.3
Settlements with taxing authority	(1.6)
Reduction in prior years' tax positions	(0.1)
Reduction due to expired statute of limitations	(0.8)

Gross unrecognized tax benefits as of December 31, 2019	$17.1

(1)
The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2013 tax year.

(2)
The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2014 tax year.

        The amount of gross unrecognized tax benefits of the $17.1 million that, if recognized, would impact the effective tax rate is $16.5 million, net of tax benefits.

        We recognize accrued interest expense related to unrecognized tax benefits in the provision for income taxes line in the consolidated statement of operations. The total amount of interest expense, net of tax benefits, recognized for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor) was $0.3 million, $0.1 million, $0.2 million and $0.2 million, respectively. The total amount of accrued interest as of December 31, 2019 (Successor) and 2018 (Predecessor) was $0.3 million and $0.3 million, respectively.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits

        Through June 30, 2007, Dun & Bradstreet offered coverage to substantially all of our U.S. based employees under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). Prior to that time, the U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement were based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and years of service. Amounts allocated under the U.S. Qualified Plan also receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and are funded in accordance with the Internal Revenue Code.

        Effective June 30, 2007, Dun & Bradstreet amended the U.S. Qualified Plan. Any pension benefit that had been accrued through such date under the plan was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan. Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

        Prior to February 7, 2019, Dun & Bradstreet also maintained supplemental and excess plans in the United States ("U.S. Non-Qualified Plans") to provide additional retirement benefits to certain key employees of the Company. These plans were unfunded, pay-as-you-go plans. In connection with the Take-Private Transaction, a change in control was triggered for a portion of the U.S. Non-Qualified Plans upon Dun & Bradstreet stockholder approval of the Take-Private Transaction on November 7, 2018 and a settlement payment of $190.5 million was made in January 2019. For the remainder of the U.S. Non-Qualified Plans, a change in control was triggered upon the close of the Take-Private Transaction on February 8, 2019 and a settlement payment of $105.9 million was made in March 2019, effectively settling our U.S. Non-Qualified Plan obligation.

        Prior to January 1, 2019, Dun & Bradstreet also provided various health care benefits for eligible retirees. Postretirement benefit costs and obligations are determined actuarially. Dun & Bradstreet made multiple plan amendments since 2014 and as a result, effective January 1, 2019, the pre-65 health plan was terminated and the post-65 health plan is closed to new participants. In addition, Dun & Bradstreet closed its retiree life insurance plan to new participants, effective January 1, 2019.

        Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

        We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 for all other non-U.S. plans.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

Benefit Obligation and Plan Assets

        The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in the consolidated balance sheet where the related assets and liabilities are recorded:

	Pension Plans			Postretirement Benefit Obligations
	Successor	Predecessor		Successor	Predecessor

			Twelve Months Ended December 31, 2018			Twelve Months Ended December 31, 2018
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019		Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019

Change in Benefit Obligation:
Benefit obligation at the beginning of the period	$—	$(1,897.2)	$(2,035.6)	$—	$(5.3)	$(15.6)
Take-Private Transaction—assumed benefit obligation	(1,790.8)	—	—	(5.6)	—	—
Service cost	(1.4)	(0.3)	(3.7)	—	—	(0.5)
Interest cost	(46.7)	(6.8)	(57.2)	(0.1)	—	(0.3)
Benefits paid	187.6	198.9	108.3	0.7	0.1	1.9
Plan amendment	—	—	—	3.0	—	8.7
Plan participant contributions	(0.2)	—	(0.2)	(0.1)	—	(0.6)
Actuarial (loss) gain	(23.8)	(55.1)	(17.4)	0.2	(0.3)	0.3
Assumption change	(87.4)	(25.4)	90.6	(0.1)	(0.1)	0.8
Effect of changes in foreign currency exchange rates	0.3	(4.9)	18.0	—	—	—

Benefit obligation at the end of the period	$(1,762.4)	$(1,790.8)	$(1,897.2)	$(2.0)	$(5.6)	$(5.3)

Change in Plan Assets:
Fair Value of Plan Assets at the beginning of the period	$—	$1,413.1	$1,572.0	$—	$—	$—
Take-Private Transaction—acquired plan assets	1,477.3	—	—	—	—	—
Actual return on plan assets	169.5	67.3	(53.5)	—	—	—
Employer contributions	113.5	191.0	21.0	0.6	0.1	1.3
Plan participant contributions	0.2	—	0.2	0.1	—	0.6
Benefits paid	(187.6)	(198.9)	(108.3)	(0.7)	(0.1)	(1.9)
Effect of changes in foreign currency exchange rates	—	4.8	(18.3)		—	—

Fair value of plan assets at the end of the period	$1,572.9	$1,477.3	$1,413.1	$—	$—	$—

Net funded status of plan	$(189.5)	$(313.5)	$(484.1)	$(2.0)	$(5.6)	$(5.3)

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

	Pension Plans		Postretirement Benefit Obligations
	Successor	Predecessor	Successor	Predecessor
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Amounts recorded in the consolidated balance sheets:
Prepaid pension costs	$9.9	$8.4	$—	$—
Short-term pension and postretirement benefits	(0.3)	(220.1)	(0.4)	(0.8)
Long-term pension and postretirement benefits	(199.1)	(272.4)	(1.6)	(4.5)

Net amount recognized	$(189.5)	$(484.1)	$(2.0)	$(5.3)

Accumulated benefit obligation	$1,755.8	$1,891.3	N/A	N/A

Amount recognized in accumulated other comprehensive loss consists of:
Actuarial loss (gain)	$24.3	$1,109.7	$(0.2)	$(11.4)
Prior service cost (credit)	—	8.1	(3.1)	(8.5)

Total amount recognized—pretax	$24.3	$1,117.8	$(3.3)	$(19.9)

        At December 31, 2019 (Successor) and December 31, 2018 (Predecessor), our pension plans had aggregate actuarial losses and prior service credit of $24.3 million and $1,109.7 million, respectively, that have not yet been included in the net periodic benefit cost. These losses and gains represent the cumulative effect of demographic, investment experience and plan amendment, as well as assumption changes that have been made in measuring the plans' liabilities. In connection with the Take-Private Transaction, we have remeasured our global pension and postretirement plans on February 8, 2019 in accordance with the guidance within ASC 805 and ASC 715 to recognize as part of the Take-Private Transaction an asset or a liability representing the funded status of each of the plans. The unrecognized actuarial losses or gains and unrecognized prior service credits were set to zero as of February 8, 2019 as a result of purchase accounting.

        The actuarial gain or loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from seven to 22 years for the U.S. pension and postretirement plans and seven to 31 years for the non-U.S. plans. For our U.S. Qualified Plan and for certain of our non-U.S. plans, the amortization periods are the average life expectancy of all plan participants. This is as a result of almost all plan participants being deemed inactive.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

Underfunded or Unfunded Accumulated Benefit Obligations

        At December 31, 2019 (Successor) and December 31, 2018 (Predecessor), our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

	2019	2018
Accumulated benefit obligation	$1,437.9	$1,619.7
Fair value of plan assets	1,240.0	1,128.1

Unfunded accumulated benefit obligation	$197.9	$491.6

Projected benefit obligation	$1,439.5	$1,620.7

        The underfunded or unfunded accumulated benefit obligations at December 31, 2019 consisted of $190.4 million and $7.5 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

        The underfunded or unfunded accumulated benefit obligations at December 31, 2018 consisted of $485.2 million and $6.4 million related to our U.S. plans (including Qualified and Non-Qualified Plans) and non-U.S. defined benefit plans, respectively.

Net Periodic Pension Cost

        The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

	Pension Plans				Postretirement Benefit Obligations

	Successor	Predecessor			Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Components of net periodic cost (income):
Service cost	$1.4	$0.3	$3.7	$2.8	$—	$—	$0.5	$0.6
Interest cost	46.7	6.8	57.2	57.9	0.1	—	0.3	0.4
Expected return on plan assets	(82.7)	(10.6)	(96.4)	(94.3)	—	—	—	—
Amortization of prior service cost (credit)	—	—	0.2	0.2	—	(0.1)	(0.3)	(0.9)
Recognized actuarial loss (gain)	—	4.0	42.5	40.2	—	(0.1)	(1.5)	(1.6)

Net periodic cost (income)	$(34.6)	$0.5	$7.2	$6.8	$0.1	$(0.2)	$(1.0)	$(1.5)

        We recorded settlement charges of $85.8 million for the period from January 1, 2019 to February 7, 2019 (Predecessor) to settle a portion of our U.S. Non-Qualified plans triggered by the stockholder approval of the Take-Private Transaction. We also incurred settlement charges of $0.4 million and $0.2 million for the years ended December 31, 2018 (Predecessor) and 2017 (Predecessor), respectively, related to our non-U.S. plans.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

        The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:

	Pension Plans			Postretirement Benefit Obligations

	Successor	Predecessor		Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Actuarial (loss) gain arising during the period, before tax (benefit) expense of $(6.1) for the period from February 8 to December 31, 2019 and $(15.7) in 2018(1)	$(24.3)	$—	$(71.7)	$0.2	$—	$(0.1)
Prior service credit (cost) arising during the period, before tax (benefit) expense of $0.9 for the period from February 8 to December 31, 2019 and $1.2 in 2018(1)	$—	$—	$(4.0)	$3.1	$—	$9.8
Less:
Amortization of actuarial (loss) gain, before tax (benefit) expense of $22.2 for the period from January 1 to February 7, 2019, and $9.0 in 2018(2)	$—	$(87.7)	$(42.5)	$—	$0.1	$1.5
Amortization of prior service (cost) credit—no tax impact	$—	$—	$(0.2)	$—	$0.1	$0.3

(1)
In connection with the Privatization Transaction, we have remeasured our global pension and postretirement plans on February 8, 2019 in accordance with the guidance within ASC 805 and ASC 715 to recognize as part of the transaction an asset or a liability representing the funded status of each of the plans. The unrecognized actuarial losses or gains were set to zero as of February 8, 2019 as a result of purchase accounting. No amortization from AOCI is expected in 2020.

(2)
For the period from January 1, 2019 to February 7, 2019, amortization of actuarial loss included the impact of the settlement charge related to the U.S. Non-Qualified plans.

        We apply the long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

Assumptions

        The following table sets forth the significant weighted-average assumptions we used to determine the projected benefit obligation and the periodic benefit cost:

	Pension Plans				Postretirement Benefit Obligations
	Successor	Predecessor			Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Discount rate for determining projected benefit obligation at December 31	2.79%	3.57%	3.86%	3.25%	2.35%	3.64%	3.88%	3.04%
Discount rate in effect for determining service cost	3.11%	3.16%	2.99%	3.22%	N/A	N/A	3.15%	3.53%
Discount rate in effect for determining interest cost	3.29%	3.51%	2.90%	3.00%	3.25%	3.52%	2.85%	2.68%
Weighted average expected long-term return on plan assets	6.72%	6.56%	6.72%	6.75%	N/A	N/A	N/A	N/A
Rate of compensation increase for determining projected benefit obligation at December 31	3.00%	3.00%	2.99%	4.37%	N/A	N/A	N/A	N/A
Rate of compensation increase for determining net pension cost	3.07%	3.04%	6.10%	6.32%	N/A	N/A	N/A	N/A

        The expected long-term rate of return assumption was 7.00% for each of 2019, 2018 and 2017 for the U.S. Qualified Plan, our principal pension plan. This assumption is based on the plan's target asset allocation. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

        We use discount rates to measure the present value of pension plan obligations and postretirement health care obligations at year-end, as well as, to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above. We measure service and interest costs by applying the specific spot rates along that yield curve to the plans' liability cash flows ("Spot Rate Approach"). We believe the approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

        For the mortality assumption we used PRI-2012 mortality table ("PRI-2012") and RP-2014 mortality table ("RP-2014") for our U.S. plans at December 31, 2019 and 2018, together with mortality improvement projection scales MP-2019 and MP-2018, respectively. The adoption of the updated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

mortality table and improvement projection scales resulted in a reduction of the projected benefit obligations for the U.S. plans of approximately $43 million and $4 million, respectively.

Plan Assets (U.S. Qualified Plan and Non-U.S. Pension Plans)

        The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use plan asset returns to help finance pension obligations, thus improving our plan's funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements.

        We define our primary risk concern to be the plan's funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the plan's objectives. However, we monitor and ensure that the investment strategies we employ make reasonable efforts to maximize returns while controlling for risk parameters.

        Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment strategy level by requiring underlying managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted.

        The plan assets are primarily invested in funds offered and managed by Aon Hewitt Investment Consulting. The units of the funds are offered under the Aon Hewitt Group Trust (the "Group Trust"). The units do not trade on any national exchange and are not otherwise publicly available. The units of the funds are valued daily, using the Net Asset Value ("NAV") based on the fair value of each fund's underlying investments.

        Our plan assets are currently invested mainly in funds overseen by our delegated manager using manager of manager funds which are a combination of both active and passive (indexed) investment strategies. The plan's return seeking assets include equity securities that are diversified across U.S. and non-U.S. stocks, including emerging market equities, in order to further reduce risk at the total plan level. Additional diversification in return seeking assets is achieved by using multi-asset credit, real estate and hedge fund of funds strategies.

        A portion of the plan assets are invested in a liability hedging portfolio to reduce funded status volatility and reduce overall risk for the plan. The portfolio uses manager of manager funds that are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations.

        We have formally identified the primary objective for each asset class within our plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. Non-U.S. equities are held for their long-term capital appreciation, as well as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

diversification relative to U.S. equities and other asset classes. Multi-asset credit, real estate and hedge fund of funds further diversifies the return-seeking assets with reduced correlation due to different return expectations and flows. These diversifying asset classes also provide a hedge against unexpected inflation. Liability hedging assets are held to reduce overall plan volatility and as a source of current income. Additionally, they are designed to provide a hedge relative to the interest rate sensitivity of the plan's liabilities. Cash is held only to meet liquidity requirements.

  Investment Valuation

        Our pension plan assets are measured at fair value in accordance with ASC 820, "Fair Value Measurement and Disclosures." ASC 820 defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. See Note 1 to our consolidated financial statements for further detail on fair value measurement.

        The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

        A financial instrument's level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Aon Hewitt Group Trust Funds

        The units of the funds are valued daily, using the NAV based on the fair value of each fund's underlying investments.

  •
  Equity funds' investment objectives are to achieve long-term growth of capital by investing diversified portfolio of primarily U.S. and non-U.S. equity securities and approximate as closely as practicable the total return of the S&P 500® and global stock indices.

  •
  Fixed income funds' investment objectives are to seek current income and capital appreciation by investing in a diversified portfolio of domestic and foreign debt securities, government obligations and bond funds with various durations.

  •
  Real estate funds' investment objective is to achieve high total return, consisting of capital appreciation and current income.

  •
  Private credit opportunities fund investment objective is to diversify the equity beta in the return-seeking portfolio and to provide a return above that of the liability-hedging asset. The fund investment may consist of U.S. and non-U.S. private debt funds. The U.S. Qualified Plan has an additional unfunded commitment of $12.4 million to the Private Credit Opportunity Fund at December 31, 2019.

Short-Term Investment Funds (STIF)

        These investments include cash, bank notes, corporate notes, government bills and various short-term debt instruments. The investment objective is to provide safety of principal and daily liquidity by investing in high quality money market instruments. They are valued at the NAV. The short-term funds are classified as Level II assets as they may be redeemed at NAV daily.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

The Venture Capital Fund

        The fund is structured as a conventional, private venture capital firm. The fund will target investments that are in early-stage technology companies. The fund expects to invest in seed stage development companies, principally in the software and technology-enabled businesses sector. The U.S. Qualified Plan has an additional unfunded commitment of $0.9 million and $1.5 million to the Venture Capital Funds at December 31, 2019 and 2018, respectively. They are valued at the NAV.

        There were no transfers among the levels of the fair value hierarchy during the years ended December 31, 2019 and 2018.

        The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

        The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2019 (Successor):

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Short-term investment funds	$—	$16.1	$—	$16.1

Total	$—	$16.1	$—	$16.1

Other investments measured at net asset value(a)
Aon Hewitt Trust Funds:
Equity funds				$708.0
Fixed income funds				435.6
Real estate funds				76.1

Total Aon Hewitt Trust Funds measured at net asset value				1,219.7
Venture Capital Funds measured at net asset value				3.9
Other Non-U.S. commingled equity and fixed income				333.2

Total other investments measured at net asset value				$1,556.8

Total investments at fair value				$1,572.9

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

        The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2018 (Predecessor):

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Short-term investment funds	—	17.5	—	17.5

Total	$—	$17.5	$—	$17.5

Other investments measured at net asset value(a)
Aon Hewitt Trust Funds:
Equity funds				$380.6
Fixed income funds				655.5
Real estate funds				71.7

Total Aon Hewitt Trust Funds measured at net asset value				1,107.8
Venture Capital Funds measured at net asset value				2.4
Other non-U.S. commingled equity and fixed income				285.4

Total other investments measured at net asset value				$1,395.6

Total investments at fair value				$1,413.1

(a)
In accordance with ASU No. 2015-07, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

Allocations

        We employ a total return investment approach in which a mix of equity, debt and alternative (e.g., real estate) investments is used to achieve a competitive long-term rate of return on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 56% return-seeking assets (range of 50% to 70%) and 44% liability-hedging assets (range of 30% to 50%).

        The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset Allocations		Target Asset Allocations
	Successor	Predecessor	Successor	Predecessor
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Return-seeking assets	59%	56%	56%	57%
Liability-hedging assets	41%	44	44%	43

Total	100%	100%	100%	100%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

Contributions and Benefit Payments

        We expect to contribute approximately $5 million to our non-U.S. pension plans and $0.5 million to our postretirement benefit plan in 2020. We did not make contributions in 2019 and do not expect to make any required contributions to the U.S. Qualified Plan in 2020 for the 2019 plan year based on the minimum funding requirements as defined in the Pension Protection Act of 2006 as amended. Final funding requirements for 2019 will be determined based on our January 2020 funding actuarial valuation.

        The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2028. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

	Pension Plans	Postretirement Benefits Plan
2020	$92.8	$0.5
2021	$95.0	$0.2
2022	$96.6	$0.2
2023	$97.8	$0.2
2024	$98.9	$0.2
2025 - 2029	$501.5	$0.7

Health Care Benefits

        The following table presents healthcare trend assumptions used to determine the year end benefit obligation:

	2019	2018
Medical(1)	5.3%	5.3%
Prescription drug(1)	8.0%	9.0%

(1)
The rates are assumed to decrease to 5.0% in 2026 and remain at that level thereafter.

        Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point
	Increase	Decrease
Benefit obligations at end of year	$0.3	$(0.3)
Service cost plus interest cost	$—	$—

401(k) Plan

        We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees with age 50 or older are allowed to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 10. Pension and Postretirement Benefits (Continued)

contribute additional pre-tax "catch-up" contributions. In addition, the Company matches up to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations.

        We had expense associated with our 401(k) Plan of $9.4 million, $1.2 million, $11.0 million and $11.6 million for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively.

Note 11. Financial Instruments

        We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge certain short-term foreign currency denominated loans and third-party and intercompany transactions. We may also use foreign exchange forward contracts to hedge our net investments in our foreign subsidiaries. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under "Interest Rate Risk Management" below.

        We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.

        By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2019 (Successor) and December 31, 2018 (Predecessor), there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.

        Our trade receivables do not represent a significant concentration of credit risk at December 31, 2019 (Successor) and December 31, 2018 (Predecessor), because we sell to a large number of clients in different geographical locations and industries.

Interest Rate Risk Management

        Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.

        We may use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. For further detail of our debt, see Note 5. The swaps are designated and accounted for as cash flow hedges. Changes in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 11. Financial Instruments (Continued)

fair value of the hedging instruments are recorded in Other Comprehensive (Loss) Income and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

Foreign Exchange Risk Management

        Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Typically, these contracts have maturities of 12 months or less. These contracts are denominated primarily in the British pound sterling, the Euro, the Canadian dollar and the Hong Kong dollar. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in "Other Income (Expense)—Net" in the consolidated statements of operations and comprehensive (loss) income and are essentially offset by the losses and gains on the underlying foreign currency transactions. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance.

        In prior years, to decrease earnings volatility, we hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. Beginning in the third quarter of 2019, certain balance sheet positions are no longer being hedged in order to reduce the volatility of cash flows required to settle these forward contracts. In addition, we may use foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within the consolidated financial statements.

        As of December 31, 2019 (Successor) and December 31, 2018 (Predecessor), the notional amounts of our foreign exchange contracts were $152.0 million and $182.2 million, respectively. Realized gains and losses associated with these contracts were $16.5 million and $24.4 million, respectively, for the period from January 1 to December 31, 2019 (Successor); $17.0 million and $24.0 million, respectively, for the twelve months ended December 31, 2018 (Predecessor); and $22.1 million and $15.5 million, respectively, for the twelve months ended December 31, 2017 (Predecessor). Unrealized gains and losses associated with these contracts were $1.6 million and $2.6 million, respectively, at December 31, 2019 (Predecessor); $0.9 million and $0.5 million, respectively, at December 31, 2018 (Prededessor); and $1.5 million and $2.1 million, respectively, at December 31, 2017 (Predecessor).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 11. Financial Instruments (Continued)

Fair Values of Derivative Instruments in the Consolidated Balance Sheet

	Asset Derivatives				Liability Derivatives
	December 31, 2019 (Successor)		December 31, 2018 (Predecessor)		December 31, 2019 (Successor)		December 31, 2018 (Predecessor)
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	Other Current Assets	$—	Other Current Assets	$—	Other Accrued & Current Liabilities	$1.9	Other Accrued & Current Liabilities	$0.4

Total derivatives designated as hedging instruments		$—		$—		$1.9		$0.4

Derivatives not designated as hedging instruments
Make-whole provision	Other Current Assets	$—	Other Current Assets	$—	Make-whole derivative liability	$172.4	Make-whole derivative liability	$—-
Foreign exchange forward contracts	Other Current Assets	$1.6	Other Current Assets	$0.9	Other Accrued & Current Liabilities	$2.6	Other Accrued & Current Liabilities	$0.5

Total derivatives not designated as hedging instruments		$1.6		$0.9		$175.0		$0.5

Total derivatives		$1.6		$0.9		$176.9		$0.9

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive (Loss) Income

	Amount of Gain or (Loss) Recognized in OCI on Derivative

	Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Derivatives in Cash Flow Hedging Relationships

Interest Contracts	$(1.6)	$—	$(0.4)	$—

	Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income

	Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income

Interest Expense	$(0.7)	$—	$(0.9)	$—

	Amount of Gain or (Loss) Recognized in Income on Derivative

	Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Location of Gain or (Loss) Recognized in Income on Derivative

Interest Expense	$(0.7)	$—	$(0.9)	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 11. Financial Instruments (Continued)

		Amount of Gain (Loss) Recognized in Income on Derivatives
		Successor	Predecessor
		Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivatives

Foreign exchange forward contracts	Non-Operating (Expense) Income—Net	$(11.1)	$1.8	$(6.0)	$6.0
Make-whole derivative liability	Non-Operating (Expense) Income—Net	$(172.4)	$—	$—	$—

Fair Value of Financial Instruments

        Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings. Fair value for derivative financial instruments is determined utilizing observable market data.

        We have a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves and referenced credit spreads.

        In addition to utilizing external valuations, we conduct our own internal assessment of the reasonableness of the external valuations by utilizing a variety of valuation techniques including Black-Scholes option pricing and discounted cash flow models that are consistently applied. Inputs to these models include observable market data, such as yield curves, and foreign exchange rates where applicable. Our assessments are designed to identify prices that do not accurately reflect the current market environment, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. We also follow established routines for reviewing and reconfirming valuations with the pricing provider, if deemed appropriate. In addition, the pricing provider has an established challenge process in place for all valuations, which facilitates identification and resolution of potentially erroneous prices. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and our own creditworthiness and constraints on liquidity. For inactive markets that do not have observable pricing or sufficient trading volumes, or for positions that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate will be used.

        The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 11. Financial Instruments (Continued)

methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        The following table summarizes fair value measurements by level at December 31, 2019 (Successor) for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2019 (Successor)
Assets:
Cash equivalents(1)	$4.1	$—	$—	$4.1
Other current assets:
Foreign exchange forwards(2)	$—	$1.6	$—	$1.6
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards(2)	$—	$2.6	$—	$2.6
Swap arrangements(3)	$—	$1.9	$—	$1.9
Make-whole derivative liability(4)	$—	$—	$172.4	$172.4

        The following table summarizes fair value measurements by level at December 31, 2018 (Predecessor) for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2019 (Successor)
Assets:
Cash equivalents(1)	$—	$—	$—	$—
Other current assets:
Foreign exchange forwards(2)	$—	$0.9	$—	$0.9
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards(2)	$—	$0.5	$—	$0.5
Swap arrangements(3)	$—	$0.4	$—	$0.4

(1)
The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.

(2)
Primarily represents foreign currency forward contracts. Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.

(3)
Represents interest rate swap agreements. Fair value is determined based on observable market data.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 11. Financial Instruments (Continued)

(4)
Represents estimated fair value related to the make-whole provision associated with the Series A Preferred Stock based on level III market data. See further discussion in Note 20.

        There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 (Predecessor).

        At December 31, 2019 (Successor) and December 31, 2018 (Predecessor), the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

	Balance at
	December 31, 2019 (Successor)		December 31, 2018 (Predecessor)
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Short-term and long-term debt	$1,469.1	$1,811.8	$596.7	$604.9

Revolving credit facility	$—	$—	$248.0	$242.2

Term loan facility	$2,431.7	$2,456.3	$291.9	$289.3

Items Measured at Fair Value on a Nonrecurring Basis

        In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805.

        During the period from January 1, 2019 to December 31, 2019 (Successor), we recorded total impairment charges of $3.4 million related to the leasehold improvement assets associated with restructuring activities. We determined the fair value of the asset based on Level III inputs. The impairment charge was included in "Selling & Administrative Expenses" for the period from January 1, 2019 to December 31, 2019 (Successor).

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 12. Accumulated Other Comprehensive Loss

        The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive loss ("AOCI"):

	Foreign Currency Translation Adjustments	Defined Benefit Pension Plans	Derivative Financial Instruments	Total
Predecessor:
Balance, December 31, 2017	$(218.2)	$(798.7)	$—	$(1,016.9)
Other comprehensive (loss) income before reclassifications	(17.3)	(51.3)	(0.3)	(68.9)
Amounts reclassified from accumulated other comprehensive (loss) income, net of tax	—	31.7	—	31.7

Balance, December 31, 2018	$(235.5)	$(818.3)	$(0.3)	$(1,054.1)

Balance, December 31, 2018	$(235.5)	$(818.3)	$(0.3)	$(1,054.1)
Other comprehensive income (loss) before reclassifications	5.7	62.6	(0.1)	68.2
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	2.8	—	2.8

Balance, February 7, 2019	$(229.8)	$(752.9)	$(0.4)	$(983.1)

Successor:
Balance, January 1, 2019	$—	$—	$—	$—
Other comprehensive loss before reclassifications	(6.6)	(15.8)	(1.1)	(23.5)
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	—	—	—

Balance, December 31, 2019	$(6.6)	$(15.8)	$(1.1)	$(23.5)

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 12. Accumulated Other Comprehensive Loss (Continued)

        The following table summarizes the reclassifications out of AOCI:

		Amount Reclassified from Accumulated Other Comprehensive Loss
		Successor		Predecessor
		Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Details About Accumulated Other Comprehensive Loss Components	Affected Line Item in the Statement Where Net Income is Presented

Defined Benefit Pension Plans:
Amortization of prior service costs	Other (Expense) Income—Net	$—	$—	$—	$(0.6)
Amortization of actuarial gain/loss	Other (Expense) Income—Net	—	3.8	40.9	38.5

Total before tax		—	3.8	40.9	37.9
Tax (expense) or benefit		—	(1.0)	(9.2)	(11.4)

Total after tax		—	2.8	31.7	26.5

Other pension-related adjustment(1)	Retained Earnings	—	—	—	(150.5)

Total reclassifications for the period, net of tax		$—	$2.8	$31.7	$(124.0)

(1)
Related to the reclassification of the tax effect on the unrecognized actuarial losses for our U.S. pension and postretirement benefit plans due to the reduction of the federal corporation income tax rate as a result of the enactment of the 2017 Tax Act and the adoption of ASU No. 2018-02.

Note 13. Take-Private Transaction

        On August 8, 2018, Dun & Bradstreet entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. Investors of Merger Sub believe that Dun & Bradstreet's strong market position and financial performance can be further reinforced by executing additional growth initiatives and implementing cost saving initiatives.

        The Take-Private Transaction was funded through $3,076.8 million of cash from the issuance of common and preferred shares, as well as $4,043.0 million borrowings from notes issuance and Credit Facilities (see Note 5 for further discussion). The net proceeds were used to (i) finance the consummation of the Take-Private Transaction, (ii) repay in full all outstanding indebtedness under Dun & Bradstreet's then-existing credit facilities, (iii) fund the redemption of all Dun & Bradstreet's then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 13. Take-Private Transaction (Continued)

        Upon the close of the Take-Private Transaction, each share of common stock of Dun & Bradstreet, formerly publicly-traded under the symbol of "DNB", par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Take-Private Transaction (other than shares owned by Parent, Merger Sub, the Company or any other direct or indirect wholly owned subsidiary of Parent or the Company), were cancelled and converted into the right to receive $145.00 in cash, without interest and subject to any applicable withholding taxes. In addition, each then-outstanding stock option and restricted stock units of Dun & Bradstreet, whether vested or unvested, was cancelled and converted into the right to receive $145.00 in cash, less applicable exercise price, without interest.

        On February 8, 2019, as required by the related change in control provision in the following agreements, the Company repaid in full the outstanding borrowings under the then-existing Revolving Five-Year Credit Agreement and the Term Loan Credit Agreement, both dated as of June 19, 2018. In addition, on February 8, 2019, notices of full redemption with respect to the Company's (i) 4.00% Senior Notes due 2020 (the "2020 Notes"), in an aggregate principal amount of $300 million, and (ii) 4.37% Senior Notes due 2022 (the "2022 Notes" and, together with the 2020 Notes, the "Existing Notes"), in an aggregate principal amount of $300 million, were delivered to the respective holders thereof, notifying those holders of the redemption of the entire outstanding aggregate principal amount of each series of Existing Notes on March 10, 2019.

        The merger was accounted for in accordance with ASC 805, and the Company was determined to be the accounting acquiror.

        The Take-Private Transaction was valued at $6,068.7 million of which $5,431.2 million was paid to acquire Dun & Bradstreet's common stock, including stock options and restricted stock units, based on $145.00 per share and $637.5 million was paid to extinguish the then-existing debt on and following the Take-Private Transaction closing date. Assets and liabilities were recorded at the estimated fair value at the Take-Private Transaction closing date.

        Transaction costs incurred by the Predecessor of $52.0 million were included in Selling and Administrative Expenses of Predecessor's results of operations for the period from January 1, 2019 to February 7, 2019. Transaction costs of $147.4 million incurred by Merger Sub were included in Selling and Administrative Expenses of Successor's results of operations. Successor's accumulated deficit as of December 31, 2018 include approximately $13 million related to Merger Sub's transaction costs incurred in 2018.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 13. Take-Private Transaction (Continued)

        The table below reflects the purchase price related to the acquisition and the resulting purchase allocation:

	Weighted Average Amortization Period (years)	Initial Purchase Price Allocation	Measurement Period Adjustments	Purchase Price Allocation at December 31, 2019
Cash		$117.7	$—	$117.7
Accounts receivable		267.8	(1.7)	266.1
Other current assets		46.8	(0.4)	46.4

Total current assets		432.3	(2.1)	430.2

Intangible assets:
Client relationships	16.9	2,589.0	(200.5)	2,388.5
Partnership agreements	14.3	—	230.3	230.3
Computer software	7.8	376.0	—	376.0
Database	17	1,769.0	(47.0)	1,722.0
Trademark		1,200.8	75.0	1,275.8
Goodwill		2,797.6	(10.0)	2,787.6
Property, plant & equipment		30.3	—	30.3
Right of use asset		103.9	7.4	111.3
Other		34.4	(0.1)	34.3

Total assets acquired		$9,333.3	$53.0	$9,386.3

Accounts payable		$74.2	$—	$74.2
Deferred revenue		398.4	(0.6)	397.8
Accrued liabilities		240.1	(2.3)	237.8
Short-term pension and other accrued benefits		106.0	—	106.0
Other current liabilities		41.1	4.7	45.8

Total current liabilities		859.8	1.8	861.6

Long-term pension and postretirement obligations		213.6	7.4	221.0
Deferred tax liability		1,388.3	(7.7)	1,380.6
Long-term debt		625.1	—	625.1
Other liabilities		161.0	8.0	169.0

Total liabilities assumed		3,247.8	9.5	3,257.3

Non-controlling interest		16.8	43.5	60.3
Less: debt repayment		637.5	—	637.5

Amounts paid to equity holders		$5,431.2	$—	$5,431.2

        The fair value of the client relationships and partnership agreements intangible assets were determined by applying the income approach through a discounted cash flow analysis, specifically a

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 13. Take-Private Transaction (Continued)

multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

        The computer software intangible asset represents our data supply and service platform to deliver client services and solutions. The fair value of this intangible asset was determined by the cost replacement approach.

        Trademark intangible asset represents our Dun & Bradstreet brand. Database represents our global proprietary market leading database. We applied the income approach to value trademark and database intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured asset.

        The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies' margins as a benchmark.

        The fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of March 31, 2019, we have allocated goodwill and intangible assets between our North America and International segments, as well as among reporting units based on their respective projected cash flows. In addition, we recorded adjustments to the deferred tax liability reflecting the allocation of intangible assets between segments. The above measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net reduction of goodwill of $10.0 million during 2019. We have completed the purchase accounting process as of December 31, 2019.

        The value of the goodwill is primarily related to the expected cost savings and growth opportunity associated with product development. The intangible assets, with useful lives from 8 to 17 years, are being amortized over a weighted-average useful life of 16.5 years. The client relationship and database intangible assets are amortized using an accelerating method. Computer software and partnership agreements intangible assets are amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

        The goodwill acquired is not deductible for tax purposes.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 13. Take-Private Transaction (Continued)

Unaudited Pro Forma Financial Information

        The following pro forma statement of operations data presents the combined results of the Company and its acquisition of Dun & Bradstreet, assuming that the acquisition completed on February 8, 2019 had occurred on January 1, 2018.

	2019	2018
Reported revenue (Successor)	$1,413.9	$—
Dun & Bradstreet preacquisition revenue	178.7	1,716.4
Deferred revenue fair value adjustment	134.3	(152.2)

Pro forma revenue	$1,726.9	$1,564.2

Reported net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(749.6)	$288.1
Pro forma adjustments—net of income tax(1):
Deferred revenue fair value adjustment	104.4	(118.3)
Incremental amortization of intangibles	(15.5)	(350.7)
Amortization of deferred commissions	(2.0)	16.9
Transaction costs	154.9	(114.5)
Pension expense adjustment	69.5	38.9
Equity-based compensation adjustment	8.1	—
Incremental interest expense and facility cost adjustment	(21.9)	(215.4)
Preferred dividends adjustment	(21.8)	(128.7)

Pro forma net loss attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(473.9)	$(583.7)

(1)
The blended statutory tax rate of 22.3% was assumed for 2019 and 2018 for the purpose of pro forma presentation.

Note 14. Acquisitions

Lattice Engines, Inc. ("Lattice")

        On July 1, 2019, the Company acquired a 100% ownership interest in Lattice. Lattice is an artificial intelligence powered customer data platform, enabling business-to-business ("B2B") organizations to scale their account-based marketing and sales programs across every channel. The results of Lattice have been included in the consolidated financial statements since the date of acquisition. In connection with the acquisition of Lattice, the Company received capital funding of $100 million from Parent's partners.

        The acquisition was accounted for in accordance with ASC 805. The acquisition was valued at $127 million. Transaction costs of $0.6 million were included in Selling and Administrative Expenses in the consolidated statement of operations and comprehensive (loss) income for the period from

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 14. Acquisitions (Continued)

January 1, 2019 to December 31, 2019 (Successor). The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the acquisition.

        The table below reflects the purchase price related to the acquisition and the resulting purchase allocation:

	Amortization Life (years)	Initial Purchase Price Allocation	Measurement Period Adjustments	Preliminary Purchase Price Allocation at December 31, 2019
Cash		$0.1	$—	$0.1
Accounts receivable		1.9	—	1.9
Other		0.7	—	0.7

Total current assets		2.7	—	2.7

Intangible assets:
Client relationships	11	25.1	(10.6)	14.5
Technology	14	48.0	(0.6)	47.4
Goodwill		43.0	12.2	55.2
Deferred tax asset		18.4	(0.9)	17.5
Other assets		0.7	(0.2)	0.5

Total assets acquired		$137.9	$(0.1)	$137.8

Deferred revenue		$6.5	$—	$6.5
Other liabilities		4.4	(0.1)	4.3

Total liabilities assumed		10.9	(0.1)	10.8

Total purchase price		$127.0	$—	$127.0

        The fair value of the client relationships intangible assets was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured asset.

        The technology intangible asset represents Lattice's premier client data platform to deliver client services and solutions. The fair value of this intangible asset was determined by applying the income approach; specifically, a relief from royalty method.

        The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies' margins as a benchmark.

        We believe that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. But, if facts and circumstances arise that necessitate change, we will adjust the associated fair values. Thus, the provisional measurements of fair value set forth above are subject to change. We expect to further analyze certain assumptions applied to the valuation models and the calculation of deferred income tax. We expect to complete the

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 14. Acquisitions (Continued)

purchase accounting process as soon as practicable but no later than one year from the acquisition date.

        The value of the goodwill is primarily related to Lattice's capability associated with product development which provides potential growth opportunity in the Sales & Marketing space as well as cost synergy generated from the combined business. The intangible assets are amortized using a straight-line method. The amortization method reflects the timing of the benefits derived from each of the intangible assets.

        The goodwill acquired is not deductible for tax purposes.

Unaudited Pro Forma Financial Information

        The following pro forma statements of operations data presents the combined results of the Company and Lattice, assuming that the acquisition had occurred on January 1, 2018.

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018
Reported revenue(1)	$1,413.9	$178.7	$1,716.4
Lattice revenue—pre-acquisition revenue	11.1	2.9	25.1
Add: deferred revenue adjustment	2.4	—	(4.8)

Total pro forma revenue	$1,427.4	$181.6	$1,736.7
Reported net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)(2)	$(674.0)	$(75.6)	$288.1
Pro forma adjustments—net of tax effect
Pre-acquisition net loss	(19.7)	(1.0)	(13.1)
Intangible amortization—net of tax benefits	(1.4)	(0.4)	(3.6)
Deferred revenue adjustment—net of tax benefits	1.8	—	(3.6)
Transaction costs—net of tax benefits	0.4	—	(0.4)

Pro forma net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$(692.9)	$(77.0)	$267.4

(1)
Reported revenue includes revenue from Lattice since the acquisition date of $9.7 million for the period from January 1, 2019 to December 31, 2019 (Successor), net of the impact of the deferred revenue fair value adjustment of $2.4 million.

(2)
Reported net (loss) income attributable to Dun & Bradstreet (Successor) includes net loss from Lattice since the acquisition date of $12.0 million for the period from January 1, 2019 to December 31, 2019 (Successor).

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 14. Acquisitions (Continued)

Avention, Inc. ("Avention")

        On January 9, 2017, the Company acquired a 100% equity interest in Avention. Avention is a Massachusetts-based company that provides organizations with a deeper understanding of company, contact and market data, delivered through a robust technology platform. The results of Avention have been included in the Company's consolidated financial statements since the date of acquisition.

        The acquisition was accounted for in accordance with ASC 805. The acquisition was valued at $150 million, net of cash acquired. Transaction costs of $4.1 million were included in Selling and Administrative Expenses in the consolidated statement of operations and comprehensive income (loss). The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the acquisition.

        The table below reflects the purchase price related to the acquisition and the resulting purchase allocation:

	Amortization Life (years)	Initial Purchase Price Allocation at March 31, 2017	Measurement Period Adjustments	Final Purchase Price Allocation at December 31, 2017
Cash		$4.2	$—	$4.2
Accounts Receivable		13.6	—	13.6
Other Current Assets		2.3	—	2.3

Total Current Assets		$20.1	$—	$20.1
Intangible Assets:
Customer Relationships	10 to 12	31.2	(0.3)	30.9
Technology	6	15.8	(1.4)	14.4
Backlog	2	5.8	0.7	6.5
Goodwill	Indefinite	112.8	3.9	116.7
Other		5.3	—	5.3

Total Assets Acquired		$191.0	$2.9	$193.9
Deferred Revenue		$23.3	$(1.0)	$22.3
Deferred Tax Liability		7.7	3.9	11.6
Other Liabilities		5.8	—	5.8

Total Liabilities Assumed		$36.8	$2.9	$39.7

Total Purchase Price		154.2	—	154.2
Less:
Cash Acquired		(4.2)	—	(4.2)

Net Cash Consideration		$150.0	$—	$150.0

        The fair value of the client relationships and backlog intangible assets were determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings, or after-tax cash flows attributable to the measured assets.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 14. Acquisitions (Continued)

        The technology intangible asset represents Avention's data service platform to deliver customer services and solutions. The fair value of this intangible asset was determined by applying the income approach; specifically, a relief-from-royalty method.

        The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies' margins as a benchmark.

        The preliminary fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of March 31, 2017, we have allocated goodwill and intangible assets between our North America and International segments based on their respective projected cash flows. In addition, we recorded adjustments to the deferred tax liability reflecting the allocation of intangible assets between segments as well as applying a revised tax rate. The above measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net increase of goodwill of $3.9 million.

        Goodwill of $83.9 million and $32.8 million was assigned to our North America and International segment, respectively, at December 31, 2017 (Predecessor). The value of the goodwill is primarily related to Avention's capability associated with product development which provides potential growth opportunities in the Sales Acceleration space. In addition, we expect cost synergies as a result of the acquisition. The intangible assets, with useful lives from 2 to 12 years, are being amortized over a weighted-average useful life of 8.6 years utilizing a straight-line method, which approximates the timing of the benefits derived. The intangibles have been recorded within Other Intangibles in our consolidated balance sheet since the date of acquisition.

        The goodwill acquired is not deductible for tax purposes.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 14. Acquisitions (Continued)

Unaudited Pro Forma Financial Information

        The following unaudited pro forma statements of operations data presents the combined results of the Company and Avention, assuming that the acquisition had occurred on January 1, 2016.

	For the Year Ended December 31,
	2017	2016
Reported GAAP revenue(1)	$1,742.5	$1,703.7
Add: Avention pre-acquisition revenue	—	59.0
Add: deferred revenue fair value adjustment	8.0	(8.0)

Total pro forma revenue	$1,750.5	$1,754.7

Reported GAAP net income (loss) attributable to Dun & Bradstreet Holdings Inc (Successor)/The Dun & Bradstreet Corporation (Predecessor)(2)	$140.9	$97.4
Pro forma adjustments—net of income tax:
Pre-acquisition net loss	—	(6.7)
Deferred revenue fair value adjustment	5.5	(5.5)
Intangible amortization—net of tax	—	(5.4)
Acquisition-related costs	2.8	(2.8)

Pro Forma net income attributable to Dun & Bradstreet Holdings Inc (Successor)/The Dun & Bradstreet Corporation (Predecessor)	$149.2	$77.0

(1)
Reported GAAP revenue includes revenue from Avention since the acquisition date of $41.5 million for the year ended December 31, 2017 (Predecessor).

(2)
Reported GAAP net income attributable to The Dun & Bradstreet Corporation (Predecessor) includes a net loss from Avention since the acquisition date of $10.1 million for the year ended December 31, 2017 (Predecessor). The 2017 Avention net loss (Predecessor) reflects purchase accounting amortization of $8.5 million and a negative deferred revenue fair value adjustment of $8.0 million.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 15. Supplemental Financial Data

Other Accrued and Current Liabilities:

	Successor	Predecessor
	December 31, 2019	December 31, 2018

Restructuring accruals	$11.1	$7.6
Operating expenses accruals	58.7	64.3
Accrued interest expense(1)	49.3	2.0
Short term lease liability	22.4	—
Other accrued liabilities	25.8	29.4

Total	$167.3	$103.3

(1)
Higher accrued interest expense was attributable to higher interest rates on our outstanding debt balances as well as higher debt balance at December 31, 2019 compared to December 31, 2018.

Other Non-Current Liabilities:

	Successor	Predecessor
	December 31, 2019	December 31, 2018

Deferred revenue—long term	$7.8	$7.3
Deferred compensation	0.3	8.2
U.S. tax liability associated with the 2017 Act	55.0	60.4
Deferred rent(2)	—	19.6
Long term lease liability	71.2	—
Other	3.4	0.4

Total	$137.7	$95.9

(2)
The decrease was driven by the impact of the adoption of Topic 842.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 15. Supplemental Financial Data (Continued)

Property, Plant and Equipment—Net:

	Successor	Predecessor
	December 31, 2019	December 31, 2018

Buildings	$—	$1.0
Furniture	22.4	57.3

	22.4	58.3
Less: accumulated depreciation	4.4	43.4

	18.0	14.9
Leasehold improvements, less:
Accumulated amortization of $3.1 and $23.7 as of December 31, 2019 and 2018, respectively	11.4	16.3

Property, plant and equipment—Net	$29.4	$31.2

        The following table presents Other (Expense) Income—Net:

	Successor	Predecessor

	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017

Non-operating pension income (expense)(3)	$35.9	$(85.7)	$(2.4)	$(2.1)
Change in fair value of make-whole derivative liability—See Note 20	(172.4)	—	—	—
Miscellaneous other (expense) income—net(4)	(18.3)	(0.3)	(0.9)	(2.1)

Other (expense) income—net	$(154.8)	$(86.0)	$(3.3)	$(4.2)

(3)
As a result of the adoption of ASU No. 2017-07 on January 1, 2018, non-service cost components of the pension and postretirement cost ("non-service costs components") are reported in Other (Expense) Income—Net. Higher non-operating pension income for the period from January 1, 2019 to December 31, 2019 (Successor) was driven by the elimination of actuarial loss amortization as a result of the application of purchase accounting in connection with the Take-Private Transaction. Higher non-operating pension expense for the period from January 1, 2019 to February 7, 2019 was due to a pension settlement charge of $85.8 million related to the then-existing U.S. Non-Qualified plans.

(4)
The increase in Miscellaneous Other Expense—Net for the period from January 1, 2019 to December 31, 2019 (Successor) compared to the twelve months ended December 31, 2018 (Predecessor) was primarily driven by higher foreign exchange loss in the current year period due to less hedges purchased and higher dividend income from minority-interest investment included in the prior year period.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 15. Supplemental Financial Data (Continued)

Computer Software and Goodwill:

	Computer Software	Goodwill
Predecessor:
January 1, 2018	$132.1	$779.6
Additions at cost(5)	50.7	—
Amortization	(44.9)	—
Other(7)	(4.1)	(8.8)

December 31, 2018	133.8	770.8
Additions at cost(5)	5.0	—
Amortization	(6.8)	—
Other(7)	0.1	2.7

February 7, 2019	$132.1	$773.5

Successor:
January 1, 2019	$—	$—
Acquisition(6)	376.0	2842.8
Additions at cost(5)	56.4	—
Amortization	(48.4)	—
Other(7)	(4.2)	(2.7)

December 31, 2019	$379.8	$2,840.1

(5)
Computer Software—Primarily related to software-related enhancements on products.

(6)
Computer Software and Goodwill—Related to the Take-Private Transaction in February 2019 and Lattice acquisition in July 2019. See Note 13 and 14 to our consolidated financial statements for further detail.

(7)
Primarily due to the impact of foreign currency fluctuations.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 15. Supplemental Financial Data (Continued)

Other Intangibles:

	Client Relationships	Database and Other	Other Indefinite-Lived Intangibles	Total
Predecessor:
January 1, 2018	$91.6	$66.9	$158.4	$316.9
Additions	—	0.8	—	0.8
Amortization	(15.1)	(17.8)	—	(32.9)
Write-offs	—	—	—	—
Other	(0.8)	0.1	—	(0.7)

December 31, 2018(8)	75.7	50.0	158.4	284.1
Additions at cost	—	0.1	—	0.1
Amortization	(1.7)	(1.5)	—	(3.2)
Other(9)	0.1	—	—	0.1

February 7, 2019(8)	$74.1	$48.6	$158.4	$281.1

Successor:
January 1, 2019	$—	$—	$—	$—
Acquisition(10)	2,403.0	1,999.7	1,275.8	5,678.5
Additions at cost	—	0.6	—	0.6
Amortization	(239.5)	(186.3)	—	(425.8)
Other(9)	(1.4)	(0.5)	—	(1.9)

December 31, 2019(8)	$2,162.1	$1,813.5	$1,275.8	$5,251.4

(8)
Client Relationships—Net of accumulated amortization of $239.5 million, $56.6 million, and $54.9 million as of December 31, 2019 (Successor), February 7, 2019 (Predecessor) and December 31, 2018 (Predecessor), respectively.

  Database and Other—Net of accumulated amortization of $186.3 million, $121.4 million, and $119.8 million as of December 31, 2019 (Successor), February 7, 2019 (Predecessor) and December 31, 2018 (Predecessor), respectively.

(9)
Primarily due to the impact of foreign currency fluctuations.

(10)
Related to fair values of identifiable intangible assets recorded from purchase accounting as a result of the Take-Private Transaction in February 2019 and the acquisition of Lattice in July 2019.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 15. Supplemental Financial Data (Continued)

        The table below sets forth the future amortization as of December 31, 2019 associated with computer software and intangible assets recognized as a result of the Take-Private Transaction and the acquisition of Lattice:

	2020	2021	2022	2023	2024	Thereafter	Total
Computer Software	$53.5	$53.5	$46.8	$46.1	$40.4	$87.9	$328.2
Client Relationship	255.0	238.9	222.9	206.9	190.9	1,047.5	2,162.1
Database	200.9	189.7	178.4	167.2	155.9	921.4	1,813.5

Total	$509.4	$482.1	$448.1	$420.2	$387.2	$2,056.8	$4,303.8

Allowance for Doubtful Accounts:

Predecessor:
January 1, 2017	$23.6
Additions charged to costs and expenses	4.7
Write-offs	(7.7)
Recoveries	2.9
Divestitures	—
Other	0.7

December 31, 2017	24.2
Additions charged to costs and expenses	6.7
Write-offs	(9.1)
Recoveries	2.7
Divestitures	—
Other(11)	(10.4)

December 31, 2018	14.1
Additions charged to costs and expenses	0.7
Write-offs	(0.6)
Recoveries	0.2
Other	0.2

February 7, 2019	$14.6
Successor:
January 1, 2019	$—
Additions charged to costs and expenses	5.2
Recoveries	2.3
Other	(0.2)

December 31, 2019	$7.3

(11)
Primarily due to the reclassification of reserve for sales cancellation to Accounts Payable resulting from the adoption of Topic 606.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 15. Supplemental Financial Data (Continued)

Deferred Tax Asset Valuation Allowance:

Predecessor:
January 1, 2017	$33.2
Additions charged (credited) to costs and expenses	0.9
Additions charged (credited) due to foreign currency fluctuations	3.5
Additions charged (credited) to other accounts	1.5

December 31, 2017	39.1
Additions charged (credited) to costs and expenses	(2.8)
Additions charged (credited) due to foreign currency fluctuations	(1.9)
Additions charged (credited) to other accounts	—

December 31, 2018	34.4
Additions charged (credited) to costs and expenses	—
Additions charged (credited) due to foreign currency fluctuations	—
Additions charged (credited) to other accounts	—

February 7, 2019	$34.4
Successor:
January 1, 2019	$—
Additions charged (credited) to costs and expenses	(27.2)
Additions charged (credited) due to foreign currency fluctuations	(0.5)
Acquisition	60.8

December 31, 2019	$33.1

Note 16. Segment Information

        Since the Take-Private Transaction, management has made changes to transform our business. As a result, during the fourth quarter of 2019, we changed the composition of our reportable segments, the classification of revenue by solution set and our measure of segment profit (from operating income to adjusted EBITDA) in the information that we provide to our chief operating decision makers (CODMs) to better align with how they assess performance and allocate resources. Latin America Worldwide Network, which was previously included in the Americas reportable segment, is currently included in the International segment. Accordingly, prior period results have been recast to conform to the current presentation of segments, revenue by solution set, and the measure of segment profit. These changes do not impact our consolidated results.

        Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

        We manage our business and report our financial results through the following two segments:

  •
  North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Tabular dollar amounts, except share and per share data, in millions)

Note 16. Segment Information (Continued)

  •
  International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Greater China, India and indirectly through our Worldwide Network partners.

        We define adjusted EBITDA as net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor) excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) dividends allocated to preferred stockholders; (viii) revenue and expense adjustments to include results for the period from January 8 to February 7, 2019, for the Predecessor related to the lag adjustment; (ix) deferred revenue purchase accounting adjustment; (x) other incremental or reduced expenses from the application of purchase accounting (e.g. commission asset amortization); (xi) equity-based compensation; (xii) restructuring charges; (xiii) merger and acquisition-related operating costs; (xiv) transition costs primarily consisting of non-recurring incentive expenses associated with our synergy program; (xv) legal reserve and costs associated with significant legal and regulatory matters; and (xvi) asset impairment. Our client solution sets are Finance & Risk and Sales & Marketing. Inter-segment sales are immaterial, and no single client accounted for 10% or more of our total revenue.

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Revenue:
North America	$1,316.5	$148.2	$1,420.6	$1,444.0
International	236.3	56.4	295.8	306.4
Corporate and other(1)	(138.9)	(25.9)	—	(7.9)

Consolidated total	$1,413.9	$178.7	$1,716.4	$1,742.5

(1)
Revenue for Corporate and other represents deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and the acquisition of Lattice for the period from January 1, 2019 to December 31, 2019 (Successor), the International lag adjustment (see Note 1) included in the period from January 1 to February 7, 2019 (Predecessor), and deferred revenue purchase accounting adjustments for the twelve months ended December 31, 2017 (Predecessor) related to the Avention acquisition.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 16. Segment Information (Continued)

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Adjusted EBITDA:
North America	$634.6	$55.3	$575.9	$525.5
International	78.2	20.3	91.2	$102.0
Corporate and other	(71.8)	(9.3)	(98.5)	$(95.0)

Consolidated total	$641.0	$66.3	$568.6	$532.5
Depreciation and amortization	(482.4)	(11.1)	(88.7)	(79.7)
Interest expense—net	(301.1)	(5.2)	(52.5)	(58.1)
(Benefit) provision for income tax—net	118.2	27.5	(81.6)	(179.7)
Other income (expense)—net	(154.8)	(86.0)	(3.3)	(4.2)
Equity in net income of affiliates	4.2	0.5	2.8	2.8
Net income (loss) attributable to non-controlling interest	(6.5)	(0.8)	(6.2)	(4.1)
Dividends allocated to preferred stockholders	(114.0)	—	—	—
International lag adjustment	—	(2.7)	—	(7.9)
Deferred revenue purchase accounting adjustment	(138.9)	—	—	—
Other incremental or reduced expenses from the application of purchase accounting	20.7	—	—	—
Equity-based compensation	(11.7)	(11.7)	(10.8)	(20.5)
Restructuring charges	(51.8)	(0.1)	(25.4)	(32.1)
Merger and acquisition-related operating costs	(156.0)	(52.0)	(11.6)	(15.0)
Transition costs	(37.7)	(0.3)	(0.3)	—
Legal reserve associated with significant legal and regulatory matters	0.2	—	(2.9)	7.7
Asset impairment	(3.4)	—	—	—

Net (loss) income attributable to Dun & Bradstreet Holdings, Inc. (Successor)/ The Dun & Bradstreet Corporation (Predecessor)	$(674.0)	$(75.6)	$288.1	$141.7

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 16. Segment Information (Continued)

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Depreciation and amortization:
North America	$34.8	$5.8	$41.3	$34.1
International	5.9	1.5	8.5	8.1

Total segments	40.7	7.3	49.8	42.2
Corporate and other(2)	441.7	3.8	38.9	37.5

Consolidated total	$482.4	$11.1	$88.7	$79.7

Capital expenditures:
North America	$9.6	$0.2	$3.6	$6.0
International	1.9	0.1	0.7	0.8

Total segments	11.5	0.3	4.3	6.8
Corporate and other	1.0	(0.1)	0.8	1.6

Consolidated total	$12.5	$0.2	$5.1	$8.4

Additions to computer software and other intangibles:
North America	$48.0	$4.3	$39.5	$34.6
International	6.4	0.8	4.9	6.2

Total segments	54.4	5.1	44.4	40.8
Corporate and other	2.0	—	8.7	12.9

Consolidated total	$56.4	$5.1	$53.1	$53.7

(2)
Depreciation and amortization for Corporate and Other includes incremental amortization resulting from the Take-Private Transaction and recent acquisitions.

	Successor	Predecessor

	December 31, 2019	December 31, 2018

Assets:
North America	$8,378.4	$1,386.3
International	632.7	332.1

Total segments	9,011.1	1,718.4
Corporate and Other	101.7	102.5

Consolidated total(3)	$9,112.8	$1,820.9

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 16. Segment Information (Continued)

Supplemental Geographic and Client Solution Set Information:

	Successor	Predecessor

	December 31, 2019	December 31, 2018

Goodwill:
North America (U.S. and Canada)	$2,734.6	$633.9
International	105.5	136.9

Consolidated total(3)	$2,840.1	$770.8
Other intangibles:
North America (U.S. and Canada)	$4,953.0	$274.2
International	298.4	9.9

Consolidated total(3)	$5,251.4	$284.1
Other long-lived assets:
North America (U.S. and Canada)(4)	$500.9	$262.7
International	89.9	49.3

Consolidated total(3)	$590.8	$312.0

Total long-lived assets	$8,682.3	$1,366.9

(3)
Total assets primarily consist of Other Intangibles, Goodwill, Other Long-Lived Assets and Current assets. The increase in the various asset categories as of December 31, 2019 (Successor) compared to December 31, 2018 (Predecessor) was primarily driven by the recognition of intangible asset fair values and goodwill from purchase accounting as a result of the Take-Private Transaction in February 2019, the acquisition of Lattice in July 2019 and right of use assets recognized in connection with the adoption of Topic 842 effective January 1, 2019, partially offset by the write off of commission assets as of February 8, 2019 as part of purchase accounting in connection with the Take-Private Transaction.

(4)
Substantially all of the balances are attributable to the United States.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 16. Segment Information (Continued)

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
Client Solution Set Revenue:
North America:
Finance & Risk	$728.2	$80.4	$792.6	$828.4
Sales & Marketing	588.3	67.8	628.0	615.6

Total North America(5)	$1,316.5	$148.2	$1,420.6	$1,444.0

International:
Finance & Risk	$191.3	$43.4	$233.6	$246.0
Sales & Marketing	45.0	13.0	62.2	60.4

Total International	$236.3	$56.4	$295.8	$306.4

Corporate and other:
Finance & Risk	$(82.9)	$(19.2)	$—	$—
Sales & Marketing	(56.0)	(6.7)	—	(7.9)

Total corporate and other	$(138.9)	$(25.9)	$—	$(7.9)

Total revenue:
Finance & Risk	$836.6	$104.6	$1,026.2	$1,074.4
Sales & Marketing	577.3	74.1	690.2	668.1

Total revenue	$1,413.9	$178.7	$1,716.4	$1,742.5

(5)
Substantially all of the North America revenue is attributable to the United States.

Note 17. Related Parties

        The following sets forth certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.

        As a result of the completion of the Take-Private Transaction on February 8, 2019, the Company is directly owned by Parent, which is collectively controlled by entities affiliated with members of the Investor Consortium.

        Upon the close of the transaction, Anthony Jabbour was appointed as Chief Executive Officer of the Company while continuing his role as Black Knight's Chief Executive Officer. Stephen Daffron, co-founder of Motive Partners, became our President and Chief Operating Officer. Additionally, William P. Foley II serves as Chairman of the Company's board of directors, while continuing his role as Chairman of the board of directors of Cannae and Black Knight's Chairman. Further, Richard N. Massey, a member of the Company's board of directors, serves as Chief Executive Officer and as a director of Cannae. Certain other key employees have dual responsibilities among the Investor Consortium.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 17. Related Parties (Continued)

        On February 8, 2019, the Company entered into a services agreement with MVB Management, LLC ("MVB"), an entity affiliated with William P. Foley II and Chinh E. Chu, and THL Managers VIII, LLC ("THL Managers"), pursuant to which MVB and THL Managers provided services in connection with the Take-Private Transaction. The Company paid a total fee of $29.1 million to MVB under the agreement upon the close of the Take-Private Transaction, which we included as "Selling and Administrative Expenses" in the Successor's statement of operations for the period from January 1, 2019 to December 31, 2019. Under the services agreement, the Company must reimburse the reasonable and documented out-of-pocket expenses incurred by MVB and THL Managers in performing the ongoing services. The Company has made no payments pursuant to the reimbursement provision during the period from January 1, 2019 to December 31, 2019.

        Pursuant to the equity commitment fee letter entered into on February 8, 2019 with THL Managers and Cannae, each committed to provide certain funding to Parent in connection with the Take-Private Transaction for which THL Managers and Cannae received a fee of $7.5 million and $12.0 million, respectively. These fees reduced the proceeds from capital contribution to the Company.

        Pursuant to the Parent L.P. Agreement, an entity jointly controlled by affiliates of CC Capital and Bilcar (the "Originating Sponsors") was granted 6,817.7428 Class B profits interest units of Parent, which were valued at $17.3 million and were included as "Selling and Administrative Expenses" in the Successor's statement of operations for the period from January 1, 2019 to December 31, 2019. Pursuant to the Parent L.P. Agreement, the Originating Sponsors also received 15,867.8087 Class C profits interest units of Parent upon the close of the Take-Private Transaction. The units were valued at approximately $37.9 million. See further discussion in Note 6.

        Upon the close of the Take-Private Transaction, Motive Partners received $0.6 million related to due diligence consulting services pursuant to a services agreement between Parent and Motive Partners.

        During the Successor period from January 1, 2019 to December 31, 2019, Motive Partners was retained to provide certain technology consulting services. Total cost incurred during the Successor period from January 1, 2019 to December 31, 2019 for such services was approximately $1.0 million. During the Successor period from January 1, 2019 to December 31, 2019, the Company entered into a five-year lease agreement with Motive Partners related to the office space for the Company's London sales office starting August 1, 2019. Total payments over the five-year lease term aggregate to approximately $1.0 million. In December 2019, the Company entered into a one-year lease agreement with Motive Partners for operations in New York starting January 1, 2020. Total payments over the one-year lease term aggregate to approximately $0.2 million.

        In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet executives and board members. The amounts included in Selling & Administrative Expenses for the Successor period from January 1, 2019 to December 31, 2019 were $0.6 million.

Note 18. Contractual Obligations

        Detailed below are our most significant contractual obligations.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 18. Contractual Obligations (Continued)

  Acxiom Corporation and Ensono, L.P.

        We currently outsource certain of our product and technology capabilities in North America and our fulfillment processes in Europe to Acxiom in order to increase the speed, data processing and matching capabilities for our global sales and marketing clients. Effective January 1, 2020, the agreement was modified and extended through December 31, 2020. Together with other fulfillment contracts the aggregate minimum obligation is approximately $10 million.

        Effective July 1, 2019, the Company amended and extended its previous service agreement with Ensono L.P. ("Ensono") through June 30, 2024. Pursuant to the agreement, Ensono will provide information technology and data processing services, including additional services and services previously provided. The agreement is non-cancellable before July 1, 2022. We can terminate the agreement starting July 1, 2022 with a fee as defined in the agreement. At December 31, 2019, total payments to Ensono over the remaining term of the above contract, excluding the lease components accounted for in accordance with Topic 842, will aggregate to approximately $167 million.

        We incurred costs of approximately $56 million, $6 million, $60 million and $66 million under all of these outsourcing agreements for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively. At December 31, 2019, total payments to Acxiom and Ensono, L.P. over the remaining terms of all contracts will aggregate to approximately $177 million.

  Cognizant Technology Solutions

        Effective February 2018, we entered into a new three-year agreement with Cognizant Technology Solutions ("CTS") to consolidate the majority of the existing service agreements in which CTS provides technology support to develop applications for our products and solutions. We can terminate the agreement at any time with six months' prior written notice and a $4.5 million termination fee. Concurrently, a separate three-year agreement dated June 1, 2015, in which CTS provides global maintenance and support for our daily applications and systems, was extended to May 31, 2020.

        We incurred costs of approximately $35 million, $4 million, $37 million and $20 million under all of these agreements for the period from January 1, 2019 to December 31, 2019 (Successor), for the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively. At December 31, 2019, total payments over the remaining terms of the above agreements will aggregate to approximately $26 million.

  Convergys Customer Management Group (Now owned by Concentrix)

        We currently have outsourcing agreements with Convergys Customer Management Group ("CCMG") through December 2022 related to our customer contact center solution. The primary scope of the agreement includes the following services for our North America business: (i) Outbound Customer Service, which principally involves the collection, compilation and verification of information contained in our databases; and (ii)Data Update Service, which principally involves the bulk or discrete updates to the critical data elements about companies in our databases. Previously, CCMG also

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 18. Contractual Obligations (Continued)

provided services related to the Inbound Customer Services function, which as terminated in March 2017.

        We incurred costs of approximately $4 million, $1 million, $9 million and $13 million under all these agreements the period from January 1, 2019 to December 31, 2019 (Successor), for the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively.

  Worldwide Network Partnership Agreements

        We entered into commercial service agreements with our third-party Worldwide Network Partners with various terms ranging from 5 to 15 years. Under these agreements we commit to purchase data and services from our partners in order to serve our global clients.

        We incurred costs of approximately $23 million, $3 million, $22 million and $21 million under all of these agreements for the period from January 1, 2019 to December 31, 2019 (Successor), the period from January 1, 2019 to February 7, 2019 (Predecessor) and the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively. At December 31, 2019, total payments to our Worldwide Network partners over the remaining terms of all agreements aggregate to approximately $210 million.

        The following table quantifies our future contractual obligations as discussed above, as well as other contractual obligations, as of December 31, 2019:

Contractual Obligations	2020	2021	2022	2023	2024	Thereafter	Total
Commitments to Outsourcers and Other Purchase Obligations	$183.8	$116.8	$89.2	$30.1	$23.3	$90.9	$534.1

        The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 10 to our consolidated financial statements. Our contingent liabilities with respect to legal matters are discussed in Note 8 to our consolidated financial statements. Our obligations with respect to senior notes, term loan and credit facilities are discussed in Note 5 to our consolidated financial statements. Our obligations with respect to unrecognized tax benefits are discussed in Note 9 to our consolidated financial statements. Our obligations with respect to leases are discussed in Note 19.

Note 19. Leases

        Effective January 1, 2019, we adopted Topic 842.

        We recognized $91.9 million and $112.9 million of existing operating leases as right of use assets and lease liabilities effective January 1, 2019.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 19. Leases (Continued)

        The right of use assets and lease liabilities included in our balance sheet are as follows:

December 31, 2019
Right of use assets included in other non-current assets	$87.9

Short-term operating lease liabilities included in other accrued and current liabilities	22.4
Long-term operating lease liabilities included in other non-current liabilities	71.2

Total operating lease liabilities	$93.6

        The operating lease cost, supplemental cash flow and other information, and maturity analysis for leases is as follows:

	Successor	Predecessor
	Period from January 1 to December 31, 2019	Period from January 1 to February 7, 2019
Operating lease costs	$24.6	$2.8
Variable lease costs	3.9	1.0
Short-term lease costs	0.2	—
Sublease income	(0.7)	(0.1)

Total lease costs	$28.0	$3.7

        Cash paid for operating leases is included in operating cash flows and was $23.7 million and $5.9 million for the period from January 1, 2019 to December 31, 2019 (Successor) and for the period from January 1, 2019 to February 7, 2019 (Predecessor), respectively.

        Rent expense under operating leases (cancelable and non-cancelable) were $32.9 million and $33.1 million for the twelve months ended December 31, 2018 and 2017 (Predecessor), respectively.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 19. Leases (Continued)

        The maturity analysis for operating lease liabilities is as follows:

December 31, 2019
2020	$27.2
2021	25.0
2022	20.9
2023	11.7
2024	7.1
Thereafter	16.2

Undiscounted cash flows	108.1
Less imputed interest	14.5

Total operating lease liabilities	$93.6

        Other supplemental information on remaining lease term and discount rate is as follows:

December 31, 2019
Weighted average remaining lease term (in years)	5.0
Weighted average discount rate	5.9%

        As previously disclosed in our 2018 financial statements and under the previous standard (Topic 840), our future payments under operating leases as of December 31, 2018:

At December 31, 2018
2019	$34.5
2020	31.7
2021	28.5
2022	22.1
2023	14.2
Thereafter	28.2

Total	$159.2

Note 20. Preferred Stock

        In connection with the Privatization Transaction on February 8, 2019, Dun & Bradstreet Holdings, Inc. issued 1,050,000 shares of Cumulative Series A Preferred Stock ("Series A Preferred Stock") for $1,028.4 million, net of issuance discount of $21.6 million. Together with other financing sources, the net proceeds were used to consummate the Take-Private Transaction.

        The Certificate of Designations of the Cumulative Series A Preferred Stock (the "Certificate of Designations") sets forth the terms, rights, powers, and preferences, and the qualifications, limitations and restrictions of the Preferred Stock.

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 20. Preferred Stock (Continued)

        Liquidation Preference: Each outstanding share of Series A Preferred Stock has a liquidation preference equal to the sum of (a) the Stated Value ($1,000.00 per share) plus (b) all accrued, accumulated and unpaid dividends.

        Ranking: The Series A Preferred Stock (inclusive of unpaid dividends) has a ranking senior and in priority of payment to all other capital stock in any liquidation or winding up of the Company, and so long as any share of Series A Preferred Stock is outstanding, no dividends or distributions on, or purchases or redemptions of other Capital Stock shall be made, paid or declared with certain exception as defined in the Certificate of Designations.

        Dividends: The Series A Preferred Stock is entitled to cumulative dividend at (a) 12% per annum from February 7, 2019 to February 7, 2027; (b) 13% per annum from February 8, 2027 to February 8, 2028; and (c) 14% per annum from and after February 8, 2028. Unpaid dividends are accumulated and compounded quarterly regardless of whether they are declared.

        Redemption: The Series A Preferred Stock is redeemable upon the occurrence of a material event as defined in the Certificate of Designations (e.g., a change in control event, a qualified IPO or an insolvency event, etc.) at applicable price depending on when the redemption event occurs as described below:

  (a)
  If the redemption takes place on or before November 8, 2021, the redemption price is equal to the sum of (i) Liquidation Value on the redemption date plus (ii) the make-whole amount which includes a 4% premium of the Stated Value and remaining dividends that would have accrued from the redemption date through November 8, 2021;

  (b)
  If the redemption takes place during the period after November 8, 2021 and prior to November 8, 2022, the redemption price is equal to the sum of (i) the Stated Value (plus the aggregate compounded dividends) multiplied by 104% plus (ii) accumulated and unpaid dividends up to the redemption date;

  (c)
  If the redemption takes place during the period after November 8, 2022 and prior to November 8, 2023, the redemption price is equal to the sum of (i) the Stated Value (plus the aggregate compounded dividends) multiplied by 102% plus (ii) accumulated and unpaid dividends up to the redemption date;

  (d)
  If the redemption takes place during the period after November 8, 2023, the redemption price is equal to the sum of (i) the Stated Value plus the aggregate compounded dividends plus (ii) accumulated and unpaid dividends up to the redemption date.

        In addition, according to the provision under the Preferred Investors Rights Agreement, holders of Series A Preferred Stock have the right to compel a qualified initial public offering or a sale of Dun & Bradstreet Holdings, Inc. after February 8, 2029.

        The Company classified the Series A Preferred Stock as mezzanine equity because the instrument contains a redemption feature which is contingent upon certain events, the occurrence of which is not solely within the control of the Company.

        We have bifurcated embedded derivatives and assess fair value each reporting date. Beginning in November 2019, we determined that there was a more than remote likelihood that the Series A

DUN & BRADSTREET HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except share and per share data, in millions)

Note 20. Preferred Stock (Continued)

Preferred Stock would become redeemable before November 8, 2021. As a result, we determined the fair value of the make-whole provision to be $172.4 million at December 31, 2019, which was included in the statement of operations and comprehensive (loss) income for the period from January 1, 2019 to December 31, 2019 (Successor) and reflected as "Make-whole derivative liability" within the consolidated balance sheet as of December 31, 2019. The fair value was estimated using the with and without method and based on management's estimate of probability of the triggering event associated with the make-whole derivative liability. We also recorded accretion of $3.4 million to the mezzanine equity using interest method.

        On May 31, 2019, July 30, 2019 and December 16, 2019, the board of directors of Dun & Bradstreet Holdings, Inc. declared a cash dividend to all holders of shares of Series A Preferred Stock of record at the close of business on May 31, 2019, September 16, 2019 and December 16, 2019, respectively. The May 31, 2019 dividend amount was $30.51 per share in an aggregate amount of $32.0 million, which was paid in June and July 2019. The September 16, 2019 and December 16, 2019 dividend amount was $30.51 per share, in an aggregate amount of $32.1 million and $32.0 million, respectively, which was paid in September 2019 and December 2019, respectively.

Note 21. Subsequent Events

        On January 7, 2020 we acquired a 100% equity interest in Orb Intelligence for a purchase price of $11.0 million, net of cash acquired. Orb Intelligence offers a high quality, global database of information, with a focus on building a digital view of businesses' presence. We will account for the acquisition in accordance with ASC 805, "Business Combinations" in the first quarter of 2020.

        On January 30, 2020 we announced that we had confidentially submitted a draft registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) relating to a possible Initial Public Offering (IPO) of our common stock.

        On March 11, 2020, we acquired coAction.com for a purchase price of $9.6 million. coAction.com is a leader in revenue cycle management in the order-to-cash process, serving mid to large size companies across multiple industries. The results of coAction.com, which will not be material, will be included in our North America segment from the date of the acquisition.

        The Company has evaluated subsequent events that occurred after December 31, 2019 up to March 25, 2020, the date on which the consolidated financial statements as of and for the period from January 1, 2019 to December 31, 2019 (Successor) and the period from January 1, 2019 to February 7, 2019 (Predecessor) were available to be issued.

                Shares

Common Stock

Prospectus

Goldman Sachs & Co. LLC	BofA Securities

Until                        , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE or NASDAQ.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE or NASDAQ Listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment

Item 14.    Indemnification of Officers and Directors.

        The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

        The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

        Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

        The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years:

        On September 18, 2018, the Registrant issued 1,000 shares of common stock, par value $0.01 per share, of Dun & Bradstreet Holdings, Inc. in consideration of a contribution from Star Parent, L.P. of $10.00.

        The shares of common stock in the transaction listed above were issued in reliance upon Section 4(a)(2) of the Securities Act as the sale of such securities did not involve a public offering. The recipient of the securities in this transaction represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The recipient had adequate access, through its relationships with the Registrant, to information about the Registrant.

Item 16.    Exhibits and Financial Statement Schedules

(a)   Exhibits:

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.

2.1	*	Agreement and Plan of Merger dated as of August 8, 2018, by and between Dun & Bradstreet, Star Parent, L.P. and Merger Sub.

3.1	*	Certificate of Incorporation of the Registrant, as currently in effect.

3.2	*	Certificate of Designation of Series A Preferred Stock of the Registrant, filed with the Secretary of State of the State of Delaware on February 8, 2019.

3.3	*	Certificate of Amendment to Certificate of Incorporation of the Registrant, filed with the Secretary of State of the State of Delaware on , 2020.

Exhibit No.		Description

3.4	*	Bylaws of Registrant, as currently in effect.

3.5	*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect prior to the consummation of the offering made under this Registration Statement.

3.6	*	Form of Amended and Restated Bylaws of the Registrant to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1	*	Form of Common Stock Certificate.

4.2	*	Form of Registration Rights Agreement.

5.1	*	Opinion of Weil, Gotshal & Manges LLP.

10.1	*	First Amended and Restated Global Master Services Agreement between Dun & Bradstreet, Inc. and Ensono LP, dated January 1, 2017, as amended by Amendment Number 1, dated August 21, 2017 and Amendment Number 2, dated June 19, 2019, including SOW #9 issued pursuant thereto.

10.2	*	First Amended and Restated DBIS Master Services Agreement between D&B Business Information Solutions, UC and Ensono Limited, dated January 1, 2017, as amended by Amendment Number 1 dated August 1, 2017, Amendment Number 2 dated September 2, 2019, including SOW #I9 issued pursuant thereto.

10.3	*	Credit Agreement, dated February 8, 2019, among Star Merger Sub, Inc. (to be merged with and into The Dun & Bradstreet Corporation), Star Intermediate III, LLC and Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, and the financial institutions party thereto, as Joint Lead Arrangers and Joint Bookrunners and as Senior Managing Agents.

10.4	*	Indenture governing Senior Secured Notes, dated February 8, 2019, among Star Merger Sub, Inc. (to be merged with and into The Dun & Bradstreet Corporation), the guarantors party thereto, and Wilmington Trust, National Association, as trustee and notes collateral agent.

10.5	*	Indenture governing Senior Unsecured Notes, dated February 8, 2019, among Star Merger Sub, Inc. (to be merged with and into The Dun & Bradstreet Corporation), the guarantors party thereto, and Wilmington Trust, National Association, as trustee and notes collateral agent.

10.6	*	Employment Agreement by and between Anthony M. Jabbour and The Dun & Bradstreet Corporation, dated February 8, 2019.

10.7	*	Employment Agreement by and between Stephen C. Daffron and The Dun & Bradstreet Corporation, dated November 19, 2018.

10.8	*	Employment Agreement by and between Bryan T. Hipsher and The Dun & Bradstreet Corporation, dated February 8, 2019.

10.9	*	Employment Agreement by and between Joe A. Reinhardt III and The Dun & Bradstreet Corporation, dated February 8, 2019.

10.10	*	2019 Long Term Incentive Plan for Executive Employees.

10.11	*	2019 Annual Incentive Plan.

10.12	*	Cost Savings Achievement Plan.

Exhibit No.		Description

16.1	*	Letter Regarding Change in Certifying Accountant.

21.1	*	List of subsidiaries.

23.1	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.3	*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Short Hills, New Jersey, on                        , 2020.

Dun & Bradstreet Holdings, Inc.
By:
	Name:	Anthony M. Jabbour
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Anthony M. Jabbour, Stephen C. Daffron, Bryan T. Hipsher and Joe A. Reinhardt III, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                        , 2020.

Signature	Title

Anthony M. Jabbour	Chief Executive Officer and Director (Principal Executive Officer)
Bryan T. Hipsher	Chief Financial Officer (Principal Financial Officer)
Anthony Pietrontone	Chief Accounting Officer (Principal Accounting Officer)
William P. Foley II	Chairman of the Board
Douglas K. Ammerman	Director

Signature	Title

Chinh E. Chu	Director
Thomas M. Hagerty	Director
Richard N. Massey	Director
James A. Quella	Director
Ganesh B. Rao	Director